09005178

Paul Hastings

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thomaspeeney@paulhastings.com

November 10, 2009

42077.00031

BY HAND DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

NOV 10 2009
OFFICE OF THE SECRETARY

Re: Helios Select Fund, Inc. (File No. 811-09079)
Submission Type 40-33

Ladies and Gentlemen:

On behalf of Helios Select Fund, Inc. and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed herewith for filing is a paper copy of the Verified Shareholders' First Amended Derivative Complaint (the "Verified Complaint"), as filed on or about October 13, 2009 in the United States District Court for the Western District of Tennessee, Memphis Division. The Verified Complaint was filed in connection with the derivative action *In Re Regions Morgan Keegan Securities, Derivative and ERISA Litigation*, and relates to the matter captioned *Landers v. Morgan Asset Management, Inc.* (docket no. 08-cv-02260-SHM-dkv).

Please contact the undersigned at the number above with any questions concerning this matter.

Sincerely,

Thomas D. Peeney
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

LEGAL_US_E # 85721459.1

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
MEMPHIS DIVISION

IN RE REGIONS MORGAN KEEGAN SECURITIES, DERIVATIVE and ERISA LITIGATION	MDL Docket No. 2009
	Judge Samuel H. Mays, Jr.
This Document Relates to: *Landers* v. *Morgan Asset Management, Inc.*, No. 2:08-cv-02260-SMH-dvk	Magistrate Judge Diane K. Vescovo
	JURY TRIAL DEMANDED

VERIFIED SHAREHOLDERS' FIRST AMENDED DERIVATIVE COMPLAINT

TABLE OF CONTENTS

INTRODUCTION

Plaintiffs, on behalf of Morgan Keegan Select Fund, Inc. ("Company") (now known as "Helios Select Fund, Inc."), and its three portfolios, Regions Morgan Keegan Select Short Term Bond Fund (now known as "Helios Select Short Term Fund"), Regions Morgan Keegan Select Intermediate Bond Fund (now known as "Helios Select Intermediate Bond Fund"), and Regions Morgan Keegan Select High Income Fund (now known as "Helios Select High Income Fund") (together, "the Funds"), for their Complaint against defendants allege as follows:

1. This is an action by Plaintiffs on behalf of the Company and the Funds against the Funds' investment adviser, officers and directors, the administrator/distributor of the Funds' shares, and controlling persons of the Funds' investment adviser and administrator/ distributor for breach of contract, negligence, negligent misrepresentation, breach of fiduciary duty and waste and mismanagement of the Funds' assets, violations applicable statutory provisions, and *ultra vires* conduct. These defendants caused the Funds to take on concentration, credit, liquidity and valuation risks and uncertainties as a result of investing an extraordinarily large portion of their respective portfolios in exotic, complex, thinly traded securities of uncertain valuation that had a history of suddenly becoming unsalable at their estimated values upon shifting market sentiments, resulting in precipitous price reductions of such securities and catastrophic losses by the Funds. This action also asserts claims against the Funds' auditor for breach of contract, negligence and negligent misrepresentation. The extent to which the Funds were caused to invest their assets in such securities violated the Funds' investment objectives, policies and restrictions and substantially exceeded the proportion of such investments and risks as compared with their respective peer funds.

2. The risks taken on by the Funds as a result of their mismanagement going back to at least June 2006 materialized in the summer/fall of 2007 to cause the Funds' losses: the total net assets of the three Funds dropped from $2.2 billion at December 31,

2006, to $372.5 million at December 31, 2007, attributable approximately equally to the loss in the values of the Funds' investments and net redemptions caused by the Funds' plummeting net asset values. The net asset value per share of the Short Term, Intermediate and High Income Funds dropped 23%, 70% and 72% respectively during 2007 and early 2008.

3. The direct cause of these investment losses was the improper and unauthorized composition of these Funds' portfolios that exposed the Funds to much higher concentration, credit, liquidity and valuation risks than (i) allowed by their respective investment objectives, policies and restrictions, (ii) advertised and disclosed, and (iii) their respective peers.

4. This derivative action is necessitated by the following events and circumstances:

(a) The losses incurred by the Funds in the summer and fall 2007 as a result of the RMK Defendants' mismanagement of the Funds' assets;

(b) A class action was filed against the Morgan Keegan Select Fund, Inc., threatening the Funds' assets after they had already been substantially depleted by the RMK Defendants' mismanagement, which action, and two additional class actions, have been consolidated in this Court in *In re Regions Morgan Keegan Open-End Mutual Fund Litigation*, Civil Action No. 2:07-cv-02784-SHM-dkv, MDL Docket No. 2009;

(c) Notwithstanding such losses, mismanagement, and the pending class actions, the Funds' board of directors took no remedial actions on behalf of the Funds to either recover such losses or other corrective action;

(d) The above referenced class actions are unlikely to enable the Funds' shareholders to fully recover their losses because a significant portion of such losses are attributable to shares purchased before the defined class period or sold after the first of such actions was filed.

5. This action was initially designed to complement the consolidated class actions referenced in the preceding paragraph 4(b), in an effort to maximize the recovery of the extraordinary losses realized by investors in the Funds in 2007 and 2008. Since the Funds have liquidated their investment assets and distributed the proceeds to the Funds' shareholders as of the date of such liquidation, without reserving any significant amount for potential judgments against the Funds in the securities class actions, this action is intended to pursue the Funds' claims to enable the Funds to satisfy any judgment that might be obtained against the Company/Funds in said class actions.

6. Morgan Keegan officials, speaking on "background," were recently reported as saying that it isn't logical for investors to receive the above-market returns they once enjoyed without above-market risks. *The Commercial Appeal*, July 22, 2009, p. C2. These officials thus admit knowing that the Company/Funds were taking on above-market risks, but these undisclosed risks were not allowed by the Funds' stated respective investment objectives, policies and restrictions.

7. Plaintiffs, by and through their undersigned attorneys, bring this action upon personal knowledge as to themselves and their own acts, upon the investigation conducted by Plaintiffs' counsel as to all other matters, including without limitation, analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission ("SEC"), review of various web sites and Internet information sources (including the Morgan Keegan Funds and Regions Financial websites), news reports, press releases and other matters of public record, prospectuses, statements of additional information ("SAIs"), annual, semi-annual, and quarterly reports issued by and on behalf of the Funds, sales materials, and upon information and belief.

I. JURISDICTION AND VENUE

8. This action was initiated in Shelby County, Tennessee, on March 28, 2008, and was removed to this Court. Plaintiffs' motion to remand was denied. The claims herein

arise under, and are based upon, Tennessee and/or Maryland law, the state in which the Company is incorporated, and under the Investment Company Act of 1940, as amended, 15 U.S.C. §§ 80a *et seq*. ("ICA" or "1940 Act"), and, in particular, under §§ 13, 34(b) and 47(b), 15 U.S.C. §§ 80a-13, 80a-34(b) and 80a-46(b).

9. Plaintiffs file their Verified Shareholders' First Amended Derivative Complaint pursuant to Fed. R. Civ. P. 15 (a) (1) (A). This amended complaint reflects additional and new information supporting Plaintiffs' existing claims, discovered through Plaintiffs' continuing investigation. The amended complaint also responds to Defendants' acknowledgement, or failure to dispute, in their recent court filings that Plaintiffs have made a demand on the corporation. This acknowledgment is relevant to the requirements Fed. R. Civ. P. 23.1 places on Plaintiffs.

II. PARTIES

10. Morgan Keegan Select Fund, Inc. (the "Company") was organized as a Maryland corporation on October 27, 1998. The Company was an open-end, management investment company registered under the 1940 Act. The Company consisted of three portfolios, each with its own investment objective: Regions Morgan Keegan Select Short Term Bond Fund ("Short Term Fund"), Regions Morgan Keegan Select Intermediate Bond Fund ("Intermediate Fund"), and Regions Morgan Keegan Select High Income Fund ("High Income Fund"), each of which funds has three classes of shares (A, C and I). The Intermediate and High Income Funds began operation on March 22, 1999; the Short Term Fund began operations as a Morgan Keegan Select fund on November 4, 2005. This action relates to all three Funds. The High Income Fund was closed to new investors in December 2002, except that any shareholder who owned this fund in an existing account could continue to purchase additional shares in their account.

11. The Company and its Funds were liquidated on June 15, 2009, pursuant to shareholder approval of a plan of liquidation on May 29, 2009. The Company/Funds filed

their application with the SEC to be deregistered as investment companies on July 28, 2009. The outstanding shares were not cancelled to preserve Plaintiffs' standing to maintain this shareholders derivative action.

12. Plaintiffs H. Austin Landers and Jeanette H. Landers, residents of Alabama, invested $1,167,214 in the High Income Fund during 2002-2006 and held 98,792.58 shares on the date this action was initiated and continued to hold some or all of such shares until liquidated by the Company/Funds.

13. Plaintiffs Charles M. Crump and Diana W. Crump, residents of the State of Tennessee, invested $167,682 in the Intermediate Fund during 2002 and held 201.48 shares on the date this action was initiated and continued to hold some or all of such shares until liquidated by the Company/Funds. In addition, Plaintiff Diana W. Crump invested approximately $100,000 in the Short Term Fund during 2007 and sold that investment in 2008 for a loss of approximately $17,241.

14. Plaintiff James H. Frazier, a resident of the State of Tennessee, invested $108,861.73 in the High Income Fund during 2001-2005 and held approximately 8029.826 shares on the date this action was initiated and continued to hold some or all of such shares until liquidated by the Company/Funds. In addition, Plaintiff Frazier invested $317,564 in the Intermediate Fund during 2002-2007 and sold that investment in 2007 for a loss of $74,164.

15. Plaintiffs James P. Whitaker and Peggy C. Whitaker, residents of the State of Tennessee, invested $230,306 in the Intermediate Fund and $204,700 in the High Income Fund during 2002-2007 and held 43,082.23 shares in both funds combined on the date this action was initiated and will continued to hold some or all of such shares until liquidated by the Company/Funds.

16. Defendant Morgan Asset Management, Inc. ("Morgan Management"), a registered investment adviser, is headquartered in Birmingham, Alabama, with a principal office in Memphis, Tennessee. Morgan Management, a wholly owned subsidiary of MK Holding,

Inc., served during the time relevant herein as the Funds' investment adviser and manager under an Investment Advisory and Management Agreement ("Advisory Agreement"), which was subject to annual approval by the Funds' shareholders. The Advisory Agreement provided that, subject to overall supervision by the Board of Directors, Morgan Management was to manage the investments and other affairs of the Funds. Morgan Management was responsible for managing the Funds' portfolio securities and for making purchases and sales of portfolio securities consistent with the Funds' respective investment objectives, policies and limitations described in the Prospectus and SAI. Morgan Management was obligated to furnish the Funds with office space and with executive and other personnel necessary for the operation of the Funds. In addition, Morgan Management was obligated to supply the Board of Directors and officers of the Funds with certain statistical information and reports and to oversee the maintenance of various books and records.

17. Defendant Morgan Management and its affiliates also were responsible for the compensation of directors and officers of each Fund who were employees of Morgan Management and/or its affiliates. Morgan Management managed and advised the Funds at all times relevant herein. Under the terms of the Advisory Agreement, the Short Term Fund, Intermediate Fund and High Income Fund were charged annual management fees, before any waivers, of 0.35% (0.25% after waiver), 0.4% and 0.75% based on average daily net assets, respectively, which were calculated daily and paid monthly based on the average daily net assets of the Funds. Morgan Management also was during the time relevant herein an investment adviser to 15 other mutual funds and to separately managed, individual accounts.

18. Defendant Morgan Management usually described itself in press releases as "the investment advisory arm of Regions Financial Corporation. Morgan Asset Management is the investment advisor to Regions Morgan Keegan Trust and to 15 other mutual funds and to separately managed individual accounts, including Regions Morgan Keegan Select Funds, Morgan Keegan Select Fund, Inc., RMK Advantage Income Fund, Inc., RMK High

Income Fund, Inc., RMK Multi-Sector High Income Fund, Inc. and RMK Strategic Income Fund, Inc. With locations throughout the South, Morgan Asset Management, an affiliate of Morgan Keegan & Co. Inc., manages more than $33 billion for institutions and high net worth individuals. . . ."

19. Defendant MK Holding, Inc. ("Holding") is a wholly owned subsidiary of Regions Financial Corporation ("Regions") and the wholly owning parent of Morgan Management.

20. Defendant Morgan Keegan & Company, Inc. ("Morgan Keegan"), a wholly owned subsidiary of Regions, is a full service broker/dealer headquartered in Memphis, Tennessee, and purports to provide personalized investment services to its clients from over 400 offices in 19 states. It performed administration services for the Funds and distributed the Funds' shares at all times relevant herein, receiving commissions on all sales of the Funds' shares. Morgan Keegan provided an employee to serve as the Funds' and Morgan Management's Chief Compliance Officer during most of the time relevant herein and, pursuant to a Fund Accounting Service Agreement with the Company, provided portfolio accounting services to the Funds for an annual fee of 0.03% based on the average daily net assets of the Funds. Morgan Keegan also served as the Transfer and Dividend Disbursing Agent for the Funds. Pursuant to the Transfer Agency and Service Agreement, each Fund paid Morgan Keegan an annual base fee per share class plus a variable fee based on the number of shareholder accounts.

21. The Company adopted two Distribution Plans pursuant to Rule 12b-1 under the 1940 Act ("12b-1 Plans"), one with respect to Class A Shares and the other with respect to Class C Shares of the Funds. The 12b-1 Plans compensated Morgan Keegan, the Funds' primary distributor, and other dealers and investment representatives for services and expenses relating to the sale and distribution of the Funds' shares. Under the Class A Shares' 12b-1 Plan, the Funds paid a fee at an annual rate of up to 0.25% of the average daily net

assets with respect to Class A Shares of the Funds. Under the Class C Shares' 12b-1 Plan, the Short Term, Intermediate and High Income Funds paid a fee at an annual rate of 0.45%, 0.60% and 0.75%, respectively, of the average daily net assets with respect to Class C Shares of each Fund.

22. Defendant Regions Financial Corporation ("Regions"), a Delaware corporation, is a regional financial holding company (NYSE: RF) and the wholly owing parent corporation of Regions Bank, Holding (which owns Morgan Management) and Morgan Keegan. The Funds' shares were marketed, offered and sold by and through subsidiaries and trust departments of Regions Bank and/or other subsidiaries owned or controlled by Regions. Regions disclosed in its Form 10-Q dated November 9, 2007: "In addition to providing traditional commercial and retail banking services, Regions provides additional financial services including securities brokerage, asset management, financial planning, mutual funds, investment banking, insurance, mortgage origination and servicing equipment financing and other specialty financing. Regions provides brokerage services and investment banking from approximately 430 offices of Morgan Keegan & Company, Inc. ("Morgan Keegan"), one of the largest investment firms based in the South." In the Funds' annual and semi-annual reports to shareholders during various times relevant herein, Regions said, the "Regions family of companies include [sic] Regions Bank, Regions Mortgage, EquiFirst Corp., Morgan Keegan & Company, Inc., Morgan Asset Management, Inc., Regions Morgan Keegan Select Funds, Morgan Keegan Select Fund, Inc., RMK High Income Fund, Inc., RMK Strategic Income Fund, Inc., Regions Morgan Keegan Trust, FSB, Rebsamen Insurance, and other Regions affiliates." As additionally set forth below, Regions aggressively used its name to brand as a Regions product and service the mutual fund investment opportunities offered by the Funds, Morgan Keegan and Morgan Management.

23. Three of Regions' "five core values [that] guide everything we do" are "Do What Is Right," "Put People First" and "Focus On Your Customer." Regions' Board of Di-

rectors and Executive Management Team "work together to ensure we are in compliance with laws and regulations as well as to provide guidance for sound decision-making and accountability." "Regions strives to conduct business according to the highest moral standards, as evidenced by our Code of Ethics. Our associates and Directors take this Code of Ethics seriously and are mindful of 'Doing What Is Right.'" Regions takes "every opportunity to protect [its] culture by aggressively promoting Regions' core values to associates," which it does "because it is the right thing to do, and [Regions] customers, shareholders, communities and associates expect it if they are to continue to give [Regions] their trust and confidence." Regions believes that its financial results are important and also that "how [Regions] achieve[s] those results is equally important." Regions also believes that [t]his principle drives [its] commitment to keeping public trust and support of our company."

24. As disclosed by Regions in its Form 10-K annual report for its fiscal year ended December 31, 2007, Morgan Keegan managed the Funds, as Morgan Keegan further admitted in a communication dated April 16, 2009, to the Funds' shareholders in connection with the Funds' liquidating distribution, and provided Regions Bank's trust services

25. Regions Bank, a wholly (directly or indirectly) owned subsidiary of Regions, is an Alabama state-chartered commercial bank that is a member of the Federal Reserve System with branch offices throughout the South and Midwest. Regions Bank's treasury division includes Regions' bond portfolio, indirect mortgage lending division and other wholesale activities. Through its trust division doing business as Regions Morgan Keegan Trust, Regions Bank advised or recommended to investors to invest in or redeem, or had discretionary authority over accounts that it caused to invest in or could have caused to redeem, the Funds' shares. Regions Bank delegated certain of its trust functions, including the investment of trust assets, to Morgan Management and Morgan Keegan, which, in turn, invested a substantial portion of such assets in the Funds. During the period December 6, 2004 through June 30, 2008, Regions Bank (RMK Trust), Morgan Management and

Morgan Keegan directed or caused to be invested almost $378 million of the RMK Trust accounts' assets in the Funds. Regions Bank also advised or recommended to persons seeking to invest in Regions Bank certificates of deposit to invest in the Funds.

26. During the period December 6, 2004 through June 30, 2008, RMK Trust along with Morgan Management directed or caused the Regions Bank fiduciary accounts to invest almost $378 million in the Funds. The following table shows the percentages of the Funds held by RMK Trust during both class periods herein:

Fund	**Class A**	**Class C**	**Class I**
Short Term Fund	MSTBX	RSTCX	MSBIX
11/1/04			
11/1/05	13.93%*		
11/1/06	20.10%		90.60%
11/1/07	76.80%	17.10%	96.20%
Intermediate Fund	MKIBX	RIBCX	RIBIX
11/1/04	17.18%		42.80%
11/1/05	20.15%		29.91%
11/1/06	22.60%		27.15%
11/1/07	21.80%		28.40%
High Income Fund	MKHIX	RHICX	RHIIX
11/1/04			
11/1/05	14.03%		20.50%
11/1/06			45.70%
11/1/07			39.10%

* Sterling Trust Company as agent, Union Planters Bank as Trustee FBO Union Planters Corporation; Union Planters Bank was acquired by Regions.

27. The following table shows the sales by all Funds of shares by class and the sales to the Regions Bank fiduciary accounts:

Fund	**Class A**	**Class C**	**Class I**	**Total**
Short Term Fund	MSTBX	RSTCX	MSBIX	
Year-ended 6/30/05	$ 3,694,924		$ 18,856,841	
Year-ended 6/30/06	$ 1,887,992	$ 1,999,514	$ 20,071,133	
Year-ended 6/30/07	$ 33,067,097	$ 799,281	$ 15,420,102	
Total	$ 38,650,013	$ 2,798,795	$ 54,348,076	$ 95,796,884
RB Accounts	$ 36,399,529	$ 1,240,988	$ 35,473,226	$ 73,113,743
RB Accounts as %	94%	44%	65%	76%
Intermediate Fund	MKIBX	RIBCX	RIBIX	

Year-ended 6/30/05	$146,818,232	$ 92,830,934	$ 97,061,628	
Year-ended 6/30/06	$103,174,503	$ 99,992,714	$114,920,717	
Year-ended 6/30/07	$217,397,756	$177,236,902	$169,499,613	
Total	$467,390,491	$370,060,550	$381,481,958	$1,218,932,999
RB Accounts	$109,118,378	$ 3,868,256	$ 91,695,419	$ 204,682,053
RB Accounts as %	23%	1%	24%	17%
High Income Fund	MKHIX	RHICX	RHIIX	
Year-ended 6/30/05	$225,435,800	$ 84,619,684	$170,326,128	
Year-ended 6/30/06	$120,785,415	$ 62,990,158	$110,764,508	
Year-ended 6/30/07	$124,384,135	$ 51,646,228	$ 87,213,228	
Total	$470,605,350	$199,256,070	$368,303,864	$1,038,165,284
RB Accounts	$ 3,691,157	$ 892,775	$ 95,526,906	$ 100,110,838
RB Accounts as %	1%	0%	26%	10%
Funds' Total Sales				**$2,352,895,167**
RB Accounts' Total Purchases				**$ 377,906,634**
RB Accounts' Total Purchases as % of Funds' Total Sales				**16%**

28. Morgan Keegan held itself out as offering "wealth management" services through its Wealth Management Group. This it did on a discretionary basis. Morgan Keegan represented on its website, "After the investment plan has been designed and implemented, we remain your long-term partner by providing ongoing monitoring of your investment portfolio and periodic assessments of the plan to assure that it continues to be appropriate."

29. Defendant Allen B. Morgan, Jr., was, until December 31, 2007, a Director and Chairman of the Company/Funds and is a resident of Tennessee. He also served as a Director and Vice-Chairman of Regions, a Director of Morgan Asset Management, Inc., and Chairman and Executive Managing Director and Chief Executive Officer of Morgan Keegan.

30. Defendant J. Kenneth Alderman was during all relevant times herein a Director of the Company/Funds and is a resident of Alabama. He also has been President of Regions Morgan Keegan Trust and Vice-Chairman and Chief Executive Officer of Morgan Management. He has been Executive Vice President of Regions. He is a Certified Public Accountant and he holds the Chartered Financial Analyst designation.

31. Defendant Jack R. Blair was, until December 31, 2007, a Director of the Com-

pany/Funds and is a resident of Tennessee.

32. Defendant Albert C. Johnson was during all relevant times herein a Director of the Company/Funds and is a resident of Alabama. He has been an independent financial consultant and has served as a director or chief financial officer of other companies. He also was with Arthur Andersen LLP.

33. Defendant James Stillman R. McFadden was during all relevant times herein a Director of the Company/Funds and is a resident of Tennessee. McFadden Communications, LLC ("McFadden Communications"), a company of which McFadden is a majority owner, commenced a commercial banking relationship with Union Planters Bank in August 2003, which continued with Regions Bank subsequent to the June 30, 2004 merger of Union Planters Corporation and Regions. From January 1, 2005 through June 30, 2007, the largest aggregate amount of debt outstanding on the line of credit and loan was approximately $2.3 million. As of June 30, 2007, the approximate aggregate amount of debt outstanding was $2.0 million. McFadden Communications has a ten-year lease with Regions Bank for certain equipment at a cost of approximately $272,000 annually. Since before the June 30, 2004 merger, McFadden Communications has performed printing services for Union Planters Corporation and/or subsidiaries and for Regions and/or subsidiaries; for the period January 1, 2005 through June 30, 2007, total revenues from services provided to Regions was approximately $2.5 million representing approximately 5.0% of McFadden Communications' revenue over that same period.

34. Defendant W. Randall Pittman was during all relevant times herein a Director of the Company/Funds and is a resident of Alabama. He also has been chief financial officer of several companies and, from 1983 to 1995, he held various positions with AmSouth Bancorporation (a bank holding company since acquired by Regions), including Executive Vice President and Controller.

35. Defendant Mary S. Stone was during all relevant times herein a Director of the

Company/Funds and is a resident of Alabama. She has been a professor at the University of Alabama Culverhouse School of Accountancy and has held the Hugh Culverhouse Endowed Chair of Accountancy since 2002. She has served as Director of the Culverhouse School of Accountancy since 2004. Three of Stone's fellow members of the faculty of the University of Alabama Culverhouse School of Accountancy hold endowed chairs or fellowships contributed by the former "big five" accounting firms, including one contributed by Defendant PwC. She is also a former member of Financial Accounting Standards Advisory Council, AICPA, Accounting Standards Executive Committee and AACSB International Accounting Accreditation Committee. She is a Certified Public Accountant.

36. Defendant Archie W. Willis, III, was during all relevant times herein a Director of the Company/Funds and is a resident of Tennessee. He also has been President of Community Capital (financial advisory and real estate development) since 1999 and Vice President of Community Realty Company (real estate brokerage) and was a First Vice President of Morgan Keegan from 1991 to 1999. He also has served as a director of a telecommunications company and a member of a bank advisory board.

37. The Company/Funds Board had a standing Audit Committee. The standing Audit Committee consisted of all the Directors of the funds who purportedly were not interested persons of the Company, as that term is defined in the 1940 Act ("Independent Directors"). The Audit Committee's function was to recommend to the Board the appointment of the independent accountants to conduct the annual audit of the Company's financial statements; review with the independent accountants the outline, scope and results of this annual audit and review the performance and fees charged by the independent accountants for professional services. The Audit Committee met with the independent accountants and representatives of management to review accounting activities and areas of financial reporting and control. During the three fiscal years ended June 30, 2007, the Board's Audit Committee held ten meetings. The Audit Committee met four times during

the period July 1, 2006 through June 30, 2007, and six times during the period July 1, 2007 through April 30, 2008; subsequent to the Funds' fiscal year ended June 30, 2007, the Audit Committee met on October 3, 2007, to review the Funds' 2007 audited financial statements.

38. In its annual reports to shareholders during all relevant times herein, the Company held out Defendants Johnson, McFadden, Pittman and Stone as members of the Company's Audit Committee and as "financial experts." The Company stated in its 2004 and 2005 annual reports to the Funds' shareholders: "The Fund's Board of Directors (the "Board") has determined that James Stillman R. McFadden, W. Randall Pittman and Mary S. Stone are audit committee financial experts, as defined in Item 3 of Form N-CSR, serving on its Audit Committee. Messrs. McFadden and Pittman and Ms. Stone are independent for purposes of Item 3 of Form N-CSR." In the 2006 annual report to the Funds' shareholders, the Company included Albert C. Johnson as a "financial expert."

39. The Board had a standing so-called Independent Directors Committee consisting of all of the purportedly Independent Directors. This Committee had to determine at least annually whether the funds' advisory, underwriting, Rule 12b-1 and other arrangements should be approved for continuance for the following year. This Committee was also responsible for evaluating and recommending the selection and nomination of candidates for Independent Director, assessing whether Directors should be added or removed from the Board and recommending to the Board policies concerning Independent Director compensation, investment in the funds and resources.

40. The Company had a Qualified Legal Compliance Committee ("QLCC") that consisted of all of the purportedly Independent Directors. The QLCC was supposed to receive, review and take appropriate action with respect to any report made or referred to the QLCC by an attorney of evidence of a material violation of applicable U.S. federal or state securities law, material breach of fiduciary duty under U.S. federal or state law or a similar material violation by the funds or by an officer, director, employee or agent of the funds.

During the three fiscal years ended June 30, 2007 and the fiscal year ended April 30, 2008, the Board's QLCC held no meetings, even though the first of the federal securities class actions was begun on December 6, 2007, and the initial complaint herein was filed on March 28, 2008. Based on the Funds' disclosures in filings with the SEC after April 30, 2008, the QLCC never met to consider any of the complaints in this or the related class actions and the allegations and claims therein.

41. If Defendant directors did not know of the wrongful conduct alleged herein, they should have known or were recklessly ignorant of such matters.

42. If Defendant directors did know of the wrongful conduct alleged herein but did not take steps to correct these conditions, they knowingly breached their fiduciary duty or otherwise engaged in wrongful conduct, as alleged herein.

43. If Defendant directors did not know of the wrongful conduct alleged herein but were not recklessly ignorant of such matters, this information was wrongfully withheld from them by Morgan Management, the Funds' officers, Morgan Keegan, Regions, and PwC.

44. Defendant Brian B. Sullivan was since 2006 President of the Funds and President and Chief Investment Officer of Morgan Management and is a resident of Alabama. He also served as President of AmSouth Asset Management, Inc., which merged into Morgan Management. From 1996 to 1999 and from 2002 to 2005, he served as Vice President of AmSouth Asset Management, Inc. Since joining AmSouth Bank in 1982, until 1996, Mr. Sullivan served in various capacities, including Equity Research Analyst and Chief Fixed Income Officer and was responsible for Employee Benefits Portfolio Management and Regional Trust Investments. He holds the Chartered Financial Analyst designation.

45. Defendant Joseph C. Weller was from 1999 to 2006 Treasurer of the Funds and is a resident of Tennessee. He has been Executive Vice President and Chief Financial Officer, Treasurer and Secretary, and Executive Managing Director of Morgan Keegan since

1969. He also has served as a Director of Morgan Management since 1993.

46. Defendant J. Thompson Weller, the son of Defendant Joseph C. Weller, was since 2006 Treasurer of the Funds and is a resident of Tennessee. He has been or was a Managing Director, Senior Vice President and Controller of Morgan Keegan and held other financial offices of Morgan Keegan. He also was with Arthur Andersen & Co. and Andersen Consulting before joining Morgan Keegan.

47. Defendant Charles D. Maxwell was during all relevant times herein Secretary and Assistant Treasurer of the Funds and is a resident of Tennessee. He also had been Executive Managing Director, Chief Financial Officer, Treasurer and Secretary of Morgan Keegan since 2006 and previously served as Managing Director of Morgan Keegan from 1998 to 2006 and held other executive positions with Morgan Keegan before that. He has been Secretary and Treasurer of Morgan Management. He was with the accounting firm of Ernst & Young LLP before joining Morgan Keegan.

48. Defendant Michele F. Wood was at all times relevant herein Chief Compliance Officer of the Funds and is a resident of Tennessee. She has been the Chief Compliance Officer of Morgan Management and a Senior Vice President of Morgan Keegan since 2006. She was compensated solely by Morgan Keegan. She was a Senior Attorney and First Vice President of Morgan Keegan from 2002 to 2006. Before that she was a staff attorney with FedEx Corporation from 2001 to 2002 specializing in employment litigation and an associate with Ford & Harrison LLP from 1997 to 2001.

49. Defendant James C. Kelsoe, Jr., CFA, a resident of Tennessee, was during all relevant times herein the Senior Portfolio Manager of the Funds and of Morgan Management, was also employed by Defendant Morgan Keegan, and was registered with the Financial Industry Regulatory Authority ("FINRA"), which assigned him FINRA Central Registration Depository No. 2166416, as a representative of Defendant Morgan Keegan.

50. Defendant David H. Tannehill, CFA, was during all times relevant herein a

Portfolio Manager of the Funds and of Morgan Management and is a resident of Tennessee.

51. Each portfolio manager was eligible to receive an annual cash bonus that could be equal to as much as 50% of his annual base salary, a portion of which was determined by the portfolio manager's investment management results compared to each fund's benchmark index and the remaining portion of which was discretionary, taking into consideration such factors as the portfolio manager's support of the firm's policies and procedures, the portfolio manager's acquisition of new business and his service to existing clients. Portfolio managers could also be awarded options to purchase common shares and/or granted restricted shares of Regions Financial Corporation's stock from pools determined from time to time by the Remuneration Committee of the Regions' Board of Directors.

52. Defendants John Doe One through Twenty at all relevant times herein supervised, or were otherwise employed by Morgan Keegan in connection with, the services rendered by Morgan Management and Morgan Keegan to the Funds pursuant to the Fund Accounting Service Agreement, the due diligence performed by Morgan Keegan in connection with its distribution and redemption of the Funds' shares, and the performance of services in connection with the delegation to it by RMK Trust of the latter's trust functions and responsibilities. Said Defendants shall be identified by an amended complaint as soon as their identities are revealed by the RMK Defendants or otherwise.

53. The above identified Defendant officers and directors of the Funds, Morgan Management, Morgan Keegan, Holding, Regions, and John Doe One through Twenty are sometimes hereinafter referred to as "RMK Defendants." With respect to the use of such term in allegations ascribing liability to, or responsibility for, certain specified actions, knowledge, conduct or other matters, such term is to be understood to mean direct liability on the part of the Funds' officers and directors and Morgan Management and Morgan Keegan and secondary liability on the part of Holding and Regions. The term "Defendants" includes the RMK Defendants and PwC. "Morgan Management" and "Morgan Keegan"

shall each be deemed to include, as relevant, their respective officers and employees named as Defendants, including John Doe One through Twenty.

54. During all times relevant herein, the Funds' officers and directors owned less than two percent of all classes of the Funds' outstanding shares.

55. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the Funds and in all registered investment companies overseen by the Director as of December 31, 2004 (An asterisk (*) indicates officers and/or Directors who are "interested persons" of the Company as defined by the 1940 Act by virtue of their positions with Morgan Keegan and Morgan Management (the "Adviser")):

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr. *	Over $100,000	Over $100,000	23
J. Kenneth Alderman *	$50,001-100,000	Over $100,000	23
William Jeffries Mann	None	$10,001-$50,000	23
James Stillman R. McFadden	$1-$10,000	$10,001-$50,000	23
Mary S. Stone	None	$10,001-$50,000	23
W. Randall Pittman	None	$10,001-$50,000	23
Archie W. Willis III	None	$10,001-$50,000	23

56. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the Funds and in all registered investment companies overseen by the Director as of December 31, 2005.

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr. *	Over $100,000	Over $100,000	18
J. Kenneth Alderman *	$50,001-100,000	Over $100,000	18

Jack R. Blair	None	$10,001-$50,000	18
Albert C. Johnson	None	None	18
James Stillman R. McFadden	$1-$10,000	$10,001-$50,000	18
Mary S. Stone	None	$10,001-$50,000	18
W. Randall Pittman	None	$10,001-$50,000	18
Archie W. Willis III	$10,001-$50,000	$10,001-$50,000	18

57. The following table sets forth the dollar range of equity securities beneficially owned by each Director in the Funds and in all registered investment companies overseen by the Director as of September 30, 2007.

Name of Director	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex	Portfolios in Fund Complex Overseen by Director
Allen B. Morgan, Jr. *	Over $100,000	Over $100,000	18
J. Kenneth Alderman *	Over $100,000	Over $100,000	18
Jack R. Blair	None	$10,001-$50,000	18
Albert C. Johnson	None	None	18
James Stillman R. McFadden	$1-$10,000	$10,001-$50,000	18
Mary S. Stone	None	$10,001-$50,000	18
W. Randall Pittman	None	$50,001-$100,000	18
Archie W. Willis III	$10,001-$50,000	$10,001-$50,000	18

58. Based on the preceding three paragraphs, all but one of the Funds' five or six independent directors during all times relevant herein owned none to insignificant dollar amounts of the Funds' shares and were also directors of 15 or 20 other mutual funds in the Regions Morgan Keegan fund family. Thus, a minimal to non-existent portion of these purported independent directors' personal assets was at risk in the Funds, and they were necessarily preoccupied with the other 15 or 20 Regions Morgan Keegan funds of which they were directors during all times relevant herein, failing to devote the necessary and appropriate attention to the concentration, credit, liquidity and valuation risks and uncertainties unique (as compared with the other Regions Morgan Keegan funds) to the Funds.

59. Morgan Management, Morgan Keegan and the Funds' officers so mismanaged the Funds, and the Funds' Directors were so lax and careless in carrying out their responsibilities as directors, that the contractual rights to manage the Funds became worthless. In 2008, the Funds' Directors acquiesced in the proposal of Morgan Management and Morgan Keegan to transfer the investment advisory contracts between the Funds/Company relating to the Funds and Morgan Management and Morgan Keegan to Hyperion Brookfield Asset Management for zero consideration.

60. Defendant PricewaterhouseCoopers ("PwC"), a limited liability partnership, is a national public accounting and auditing firm that, during all times relevant herein, had one of its several principal places of business in Tennessee. During all times relevant herein, PwC audited the Funds' annual financial statements, reviewed the Fund's semi-annual financial statements, issued reports on the Funds' internal controls, and read the Funds' prospectuses and each amendment thereto and affirmed the financial information therein to the extent that such information was derived from the Funds' audited financial statements. At all relevant times, PwC held itself out as possessing special expertise in the auditing of financial statements of, and the management of, registered investment companies such as the Funds.

61. Because of the RMK Defendants' positions with the Funds, they had access to the adverse undisclosed information about the Funds and their investments, performance, business, operations, operational trends, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition via access to internal Fund and management documents (including but not limited to Morgan Management's and Morgan Keegan's internal management books and records pertaining to their management of the Funds), conversations with and relationships between other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection

therewith.

62. It is appropriate to treat the RMK Defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Funds' public filings, sales materials, press releases and other publications as alleged herein are the collective actions of the narrowly defined group of defendants identified above. Each of the above RMK Defendants, by virtue of their high-level positions with the Funds and their management of or other relationship with the Funds, directly participated in the management of the Funds, was directly involved in the day-to-day operations of the Funds at the highest levels and was privy to confidential proprietary information concerning the Funds and their investments, performance, business, operations, operational trends, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition, as alleged herein. Said defendants were involved in drafting, producing, reviewing and/or disseminating the false and misleading statements and information alleged herein; were aware, or recklessly disregarded, that the false and misleading statements were being issued regarding the Funds; and approved or ratified these statements, in violation of the federal securities laws.

63. Each of the RMK Defendants had a duty to promptly disseminate accurate and truthful information with respect to the Funds and their investments, performance, business, operations, operational trends, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition, and to correct any previously issued statements that had become materially misleading or untrue, so that investments in the Funds would be based upon truthful and accurate information. The RMK Defendants' misrepresentations and omissions violated these specific requirements and obligations.

64. Each of the RMK Defendants had access to the adverse undisclosed information about the Funds and their investments, performance, business, operations, operational

trends, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition as particularized herein and knew, or recklessly disregarded, or should have known, that these adverse facts rendered the positive representations made by or about the Funds and their investments, performance, business, operations, operational trends, compliance with their respective investment objectives and policies and restrictions, financial statements and financial condition, as issued or adopted by the Funds and their management (including Morgan Management and Morgan Keegan), materially false and misleading.

65. The RMK Defendants, because of their positions of control and authority as officers and/or directors of the Company, the Funds, Morgan Management, Morgan Keegan, Holding, and/or Regions, were able to and did control the content of the various SEC filings, press releases, sales materials, and other public statements pertaining to the Funds. Each RMK Defendant was provided, or should have been provided, with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and/or had the ability and/or opportunity to prevent their issuance or cause them to be corrected. Accordingly, each of the RMK Defendants is responsible for the accuracy of the public reports and releases detailed herein and is therefore primarily liable for the representations contained therein.

66. All Defendants either:

(a) Participated, directly or indirectly, in the wrongful conduct alleged herein;

(b) Combined to engage in the wrongful transactions and dealings alleged herein;

(c) Knew, or in the exercise of reasonable care, should have known, of the misrepresentations and omissions of material facts, or recklessly caused such misrepresentations or omissions of material facts to be made; or

(d) Benefited from the wrongful conduct alleged.

III. STATEMENT OF FACTS: ALL DEFENDANTS

A. THE FUNDS AND THEIR LOSSES

67. The Intermediate and High Income Funds were opened in 1999; the Short Term Fund began operations as a series of the Company in 2005 following the merger of the Short Term Fund with a fund whose management rights were acquired by Morgan Management. The Funds' shares were issued pursuant to prospectuses included as part of a SEC Form N-1A registration statement filed with the SEC. The first registration statement relating to the Funds became effective on May 22, 1999 and was amended thereafter on at least the following dates: October 28, 1999, June 6, 2000, June 30, 2006, August 17, 2000, August 18, 2000, August 25, 2000, October 30, 2000, November 11, 2007, October 26, 2001, October 28, 2002, October 29, 2003, September 10, 2004, October 28, 2004, November 23, 2004, December 13, 2004, February 11, 2005, September 1, 2005, October 31, 2005, August 31, 2006, October 30, 2006, and November 29, 2007.

68. The High Income Fund's NAV per share, from December 31, 2006 until December 31, 2007, declined from $10.14 to $3.44 for a loss of $6.70 per share, or 66.0%.

69. The Intermediate Fund's NAV per share, from December 31, 2006 until December 31, 2007, declined from $9.93 to $4.50 for a loss of $5.43 per share or 54.7%.

70. The Short Term Fund's NAV per share, from December 31, 2006 until December 31, 2007, declined from $10.09 to $8.44 for a loss of $1.65 per share or 16.4%.

71. Of 426 other short-term bond funds, 439 other intermediate-term bond funds, and 253 other high-yield bond funds, none suffered losses of this magnitude during the same period.

72. These extraordinary losses in share value were caused (1) by the Funds' extraordinarily large (as compared with the Funds' respective peer funds) investments in relatively new types of thinly traded (i.e., illiquid), exotic, complex structured fixed income securities, whose uncertain valuations had to be estimated, that had not been tested through market cycles and/or had a history, or strongly resembled securities that had a history, of

suddenly becoming unsalable at their estimated values and (2) by the failure of the Funds to have complied with required and disclosed procedures relating to the manner in which the Funds' assets were invested, the maintenance of the liquidity of their assets, the lack of liquidity in the Funds' portfolios, the pricing of their assets, the valuation procedures used to price their assets, the uncertainty inherent in the estimated value of their assets, and/or the failure to disclose such breaches and failures and conditions in the Funds' portfolios, all of which rendered them extraordinarily vulnerable to changes in market conditions, far more vulnerable than other short-term, intermediate-term and high-yield bond funds affected by the same events and conditions in the subprime and other fixed income markets in 2007.

73. As the subprime events unfolded in the fixed income markets in the summer of 2007, buyers of, including purported market makers for, these financial instruments disproportionately (compared with their respective peer funds) purchased by the Funds disappeared, as such securities became suspect even when the underlying collateral continued to pay principal and interest. This resulted in a greater supply of such securities than a demand for such securities that in turn caused the values of all similar types of such securities to drop dramatically, an entirely foreseeable event for securities that traded in thin markets or for which market quotations were not readily available, as was the case with a significant portion of the Funds' portfolio securities. In an open-end fund, such as the Funds, such drops in aggregate asset values are immediately translated into losses in the Funds' net asset value per share because the per share price at which open-end funds buy and sell their shares is the value of the net assets of the fund—i.e., the value of assets minus liabilities—divided by the number of outstanding shares.

74. The Funds' extraordinary losses were not caused by economic or market forces or by forces that could not have been largely or completely ameliorated or avoided if the Funds' had been managed in accordance with their disclosed investment objective, policies and restrictions and applicable regulatory limitations regarding restricted (i.e., illiquid) securities. The Funds' extraordinary losses were caused by the actual or predictable illiquidity

of the market for those of the Funds' securities whose values could only be estimated in the absence of readily available market quotations and were thus vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments affecting such securities, resulting in precipitous price reductions for such securities.

75. The events experienced by the fixed income securities markets in 2007 affected all fixed income mutual funds but had a far greater adverse effect on the Funds than on their respective short- and intermediate-term and high income peers because the Funds' portfolios were significantly different than their respective peer funds. The Funds contained disproportionately large positions in new, untested, illiquid structured financial instruments and other such securities—i.e., securities for which market quotations were not readily available and that, therefore, could be valued only by the use of fair value pricing procedures based on estimates of value that are inherently uncertain. The Funds' securities included, or were very similar to, those that, historically, because of their existing and/or potential illiquidity, periodically have been subject to severe market dislocations, resulting in such securities suddenly becoming unsalable at their estimated values.

76. The disproportionate adverse effect of these events on the Funds could not reasonably have been foreseen or anticipated by persons investing in the Funds, in light of the Funds' disclosures and perception in the market place and their failure to disclose the extent to which their portfolios held securities uniquely vulnerable to these kinds of market events and the concentration, credit, liquidity and valuation risks inherent in holding such large amounts of such securities.

77. The disproportionate adverse effect of these events on the Funds, because of the Funds' unique vulnerability to these kinds of market events in view of the concentration, credit, liquidity and valuation risks inherent in holding such large amounts of such securities, could and should reasonably have been foreseen and anticipated by Defendants – and in fact was foreseen by Defendants – in view of the magnitude of illiquid securities in the Funds' port-

folios and the recent history of similar events affecting niches of the fixed income securities markets and the SEC, industry and accounting guidance regarding the need for open-end funds to ensure they maintain liquid portfolios and the valuation difficulty/uncertainty attendant to thinly traded and illiquid securities.

78. During all times relevant herein, the Funds heavily invested in collateralized bond obligations ("CBOs"), collateralized loan obligations ("CLOs"), and collateralized mortgage obligations ("CMOs"), collectively sometimes referred to as "collateralized debt obligations" ("CDOs") and more generically as "structured financial instruments," "asset-backed securities," or "mortgage-backed securities." These securities are usually only thinly traded—i.e., multiple market quotations for these securities are not regularly readily available—and, based on their characteristics, are illiquid. As a consequence, the values of these securities can only be estimated, which estimated valuations are inherently uncertain.

79. No other short-term, intermediate-term or high-yield bond fund had invested as heavily in these structured financial instruments as did the three Regions Morgan Keegan Funds. On July 19, 2007, Bloomberg News quoted Jim Kelsoe, the senior portfolio manager of the Funds, as having an "intoxication" with such securities. Bloomberg further reported that an analyst at Morningstar, Inc., the mutual fund research firm, noted that "[a] lot of mutual funds didn't own much of this stuff" and that the High Income Fund was "the one real big exception."

80. Thus, the extraordinary decline (as compared with other funds of their respective types) in the Funds' respective net asset values in 2007 was caused by the illiquidity of the market for those of the Funds' securities whose values could only be estimated in the absence of readily available market quotations and were thus vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments affecting such securities, resulting in precipitous price reductions for such securities.

81. In sales materials dated June 30, 2007, the High Income Fund represented to existing and prospective shareholders that the Fund provides the "[p]otential for lower NAV

volatility than typical high-yield funds."

82. In its sales materials dated June 30, 2007 and September 30, 2007, the High Income Fund represented to existing and prospective shareholders the following (emphasis supplied):

- "**Opportunity for High Current Income** . . . The *relatively conservative credit posture* of the Fund reflects our goal of higher yields *without excessive credit risk*."
- "**Broad Diversification** A unique advantage of the Select High Income Fund is its diversification across a wide variety of high-income debt and equity-linked securities. Not limited to high-yield corporate bonds, we invest in many types of mortgage-backed and asset-backed securities, as well as various types of convertible securities and income-producing stocks."

The September 30, 2007 sales materials omitted the representation described in preceding paragraph 81 above.

83. In its sales materials dated December 31, 2005, the Intermediate Fund represented to existing and prospective shareholders the following (emphasis supplied):

"If your objective is: *Capital Preservation* and Income, This Fund Provides:

- A higher level of current income *than typical money market investments*
- A *greater stability in principal* value than that of long-term bonds
- A *diversified* portfolio of *investment-grade* debt instruments."

84. In these same materials, investors were told that the Intermediate Fund seeks to "CONCENTRATE ON VALUE [and] MINIMIZE RISK" and that the Fund "does *not invest in speculative derivatives*" (italics supplied).

85. In its sales materials dated September 30, 2007, the Intermediate Fund represented to existing and prospective shareholders the following (emphasis supplied):

(a) "The Fund provides:

- "A higher level of current income *than typical money market investments*

- "A *diversified* portfolio of *mostly investment-grade* debt instruments, with some exposure to below-investment-grade assets."

(b) "**Concentrate on Value** *Credit fundamentals* and relative value drive the investment decisions. The Fund's focus is on "undervalued" and "out-of-favor" sectors and securities, which still have *solid credit fundamentals*. In addition to purchasing investment-grade securities to fulfill its investment objectives, the Fund may invest up to 35% of its assets in below-investment-grade debt securities. The portfolio seeks to maintain a balanced exposure across the investment-grade spectrum."

(c) "**Broad Diversification** The *single best way to reduce the risk* of any portfolio is through *adequate diversification*. The *Intermediate portfolio is diversified* not only with regard to issuer, but also *industry, security type* and maturity. Furthermore, the Select Intermediate Bond Fund *does not invest in speculative derivatives*."

86. The investment objective of the Intermediate Fund, which could not be changed without shareholder approval, was to "seek[] a high level of income by investing in intermediate maturity, investment grade bonds [and] seek[] capital growth as a secondary objective when consistent with the fund's primary objective."

87. The investment objective of the Short Term Fund, which could not be changed without shareholder approval, was "a high level of current income consistent with preservation of capital."

88. The Short Term Fund further represented in its prospectuses that it would "normally maintain a dollar-weighted average portfolio maturity of three years or less, but may purchase individual securities with longer maturities" in order "to moderate principal fluctuations."

89. In its sales materials dated September 30, 2007, the Short Term Fund represented to shareholders whose investment objective was seeking competitive income with preservation of capital the following (emphasis supplied):

(a) The Short Term Fund provided

- "A higher level of current income *than typical CDs, savings*

accounts, or money market instruments"

- "A *greater stability in principal value* than that of longer term bonds or bond funds"
- "A *diversified* portfolio of short-term investment-grade debt securities"

(b) "**Concentrate on Value** The Fund seeks to provide current income and *capital preservation* by maintaining a portfolio of *investment-grade* debt securities. The Fund will attempt to utilize a wide variety of assets, all with *solid credit fundamentals*, to maximize short-term income. The portfolio invests primarily in issues rated in one of the *four highest credit rating categories* by a nationally recognized statistical rating organization; however, the Fund may invest up to 10% in below-investment-grade securities"

(c) "**Minimize Risk** Historically, as interest rates move up and down, bonds with longer maturities experience greater price fluctuations than bonds with shorter maturities. Generally, longer-term bonds offer higher yields, but the trade-off is a higher degree of price volatility. By limiting the maturity of its portfolio securities, the Fund seeks to moderate principal fluctuations and, thus, provide a *more stable net asset value*."

(d) "Short-term bonds offer *less volatility* than long-term investments and potentially greater income and total return than *money market and other conservative investments*."

90. The RMK Defendants, on a website that prominently displayed the Funds' affiliation with Regions, under the heading "THE RELIABILITY OF INVESTING WISELY," advertised as follows (emphasis supplied):

> "When you invest in RMK Select Funds, *you know exactly where you're going and exactly what you own*. Each Fund has a *well defined*, *'no-surprises'* style of structured, *disciplined decision making*; each portfolio manager is *required* to select only the most promising investments *consistent with that style*."

91. The Funds were not perceived to expose investors therein to the risk of catastrophic losses. Morningstar, Inc., which rates the performance of mutual funds on a risk-adjusted basis, awarded the Intermediate and High Income Funds five stars, its highest pos-

sible rating, a fact that Morgan Management and those Funds highlighted in those Funds' semi-annual report to shareholders for the six months ended December 31, 2004, which report was distributed to the Funds' shareholders and prospective shareholders during at least the succeeding six months.

92. The Morningstar five-star rating of High Income Fund was likewise highlighted on the Morgan Keegan website in 2005: "The RMK Select Mid Cap Growth Fund and the RMK Select High Income Fund have earned Morningstar's highest five-star rating."

93. In an article entitled "A Bond Fund That's Redefining Pain" on the Seeking Alpha website on October 13, 2007, the author noted that the Intermediate Fund was supposed to be safe: ". . . consider the case of the Regions Morgan Keegan Select Intermediate Bond Fund. Ostensibly this is intended to be a "normal" investment-grade bond fund. And yet it somehow **lost over 21% so far in 2007**. And you thought the Global Alpha fund was having a bad year! At least investing in a hedge fund you knew you were taking risk. *This was supposed to be an investment grade bond fund.* You know, where you don't take a lot of risk? You know, the safe part of your portfolio?" http://seekingalpha.com/article/49762-a-bond-fund-that-s-redefining-pain (emphasis in original).

94. These Fund representations, which focused on the Funds' relative principal stability as compared with their peers, would and did lead reasonable investors to conclude the Funds were relatively safe and concealed the concentration, credit, liquidity and valuation risks being taken by the Funds and investors therein as a result of the Funds investing an extraordinarily large portion of their respective portfolios in complex, thinly traded securities of uncertain valuation that had a history of suddenly becoming unsalable at their estimated values upon shifting market sentiments.

95. Notwithstanding the Funds' representations regarding relative principal stability, the Funds' management failed to implement the necessary risk management procedures to

avoid the catastrophic losses incurred by the Funds. In an article in the Memphis *Commercial Appeal*, dated April 23, 2008, Lawrence Jones, a Morningstar Analyst, was quoted as saying: "RMK ultimately showed it didn't have the risk controls needed to protect investments [sic] from securities that could hurt them."

B. THE FUNDS' PERFORMANCES COMPARED WITH THEIR RESPECTIVE PEERS

96. According to their sales/redemption materials dated December 31, 2007, the Funds' total return performances for the indicated periods through December 31, 2007 were as follows:

(a) Short Term Fund:

Class of Shares	A		C		I	Average
Max Load/No Load	No	Max	No	Max	No	
Period ending						
Quarter	-7.57%	-8.96%	-7.64%	-8.57%		-8.19%
Six Months	-13.03%	-14.34%	-13.16%	-14.03%	-12.82%	-13.48%
One Year	-11.57%	-12.90%	-11.87%	-12.75%	-11.25%	-12.07%
Average Annualized Total Returns						
Three Years	-1.32%	-1.81%	N/A	N/A		-1.57%
Five Years	0.42%	0.12%	N/A	N/A	0.72%	0.42%

(b) Intermediate Fund:

Class of Shares	A		C		I	Average
Max Load/No Load	No	Max	No	Max	No	
Period ending						
Quarter	-37.01%	-38.27%	-37.12%	-37.75%		-37.54%
Six Months	-49.58%	-50.59%	-49.73%	-50.23%	-49.40%	-49.91%
One Year	-50.33%	-51.32%	-50.56%	-51.06%	-50.09%	-50.67%
Average Annualized Total Returns						
Three Years	-17.57%	-18.12%	-17.89%	-17.89%		-17.87%
Five Years	-8.62%	-8.98%	-8.95%	-8.95%	-8.35%	-8.77%

(c) High Income Fund:

Class of Shares	A		C		I	Average
Max Load/No Load	No	Max	No	Max	No	
Period ending						
Quarter	-38.24%	-39.78%	-38.43%	-39.04%		-38.88%
Six Months	-59.48%	-58.44%	-58.97%	-58.56%	-58.39%	-58.77%
One Year	-59.70%	-60.71%	-59.91%	-60.31%	-59.60%	-60.05%
Average Annualized Total Returns						

Three Years	-21.59%	-22.25%	-22.01%	-22.01%		-21.97%
Five Years	-8.46%	-8.92%	-8.92%	-8.92%	-8.23%	-8.69%

97. The Funds' respective performances, as compared with the performances of their peers for the twelve months ended December 31, 2007, were magnitudes worse than all other comparable funds:

Period ending 12/31/07	Interme-diate Fund *	All Inter-mediate Bond Funds **	High Income Fund *	All High Income Funds **	Short Term Fund *	All Short Term Funds **
Six months	-49.91%	5.73%	-58.77%	0.53%	-13.48%	4.57%
One Year	-50.67%	7.02%	-60.05%	1.75%	-12.07%	6.83%
Five Years	-8.77%	4.22%	-8.69%	8.66%	0.42%	3.38%

* Average of load and no load classes A, C and I from tables in the preceding paragraph, Funds' semi-annual report dated December 31, 2007.
** Funds' semi-annual report dated December 31, 2007, and relevant Lehman Brothers Indices cited therein.

98. As of March 14, 2008, the High Income Fund's one year performance was more than three times worse than the next worst performing high-income fund, over 11 times worse than the median peer fund, and three times worse than the 22 percentage point range of all of the other 249 high income funds. For five years, the High Income Fund's performance was also significantly worse than its peers:

249 High Income Funds	One Year	Five Years
RMK High Income Fund	-67.35%	-12.25%
All Other High Income Funds		
Second Lowest	-20.61%	3.78%
Median	-5.87%	7.46%
Highest	1.61%	11.82%

Source: http://personal.fidelity.com/research/funds/?bar=s (March 14, 2008).

99. The following table demonstrates that the High Income Fund's performance was far worse than its high income fund category for the indicated periods, as of February 29, 2008:

Year	HIF Total Re-turn %	+/- Cate-gory

One Year-to-Date 2/29/08	-15.16%	-11.88%
2007	-59.70%	-61.17%
2006	11.10%	0.96%

Source: http://quicktake.morningstar.com/fundnet/MorningstarAnalysis.aspx?Country=USA&Symbol=MKHIX (data through February 29, 2008).

100. As of March 14, 2008, the Intermediate Fund's one year performance was almost eight times worse than the next worst performing intermediate-term bond fund and 24 times worse than the median peer fund. For five years, the Intermediate Fund's performance was also significantly worse than its peers:

461 Intermediate Bond Funds	One Year	Five Years
RMK Intermediate Fund *	-69.49%	-17.20%
All Other Intermediate-Term Funds		
Second Lowest	-8.79%	0.95%
Median	2.83%	3.34%
Highest	11.40%	9.21%

Source: http://personal.fidelity.com/research/funds/?bar=s (March 14, 2008), except regarding Intermediate Fund.

* The Morgan Keegan Intermediate Fund is not included in the Fidelity intermediate bond fund screen; the data for Intermediate Fund is from Morningstar.com: http://quicktake.morningstar.com/FundNet/Snapshot.aspx?Country=U.S.&pgid=hetopquote&Symbol=MKIBX (data through March 14, 2008).

101. The following table demonstrates that the Intermediate Fund's performance was far worse than its intermediate-term bond fund category for the indicated periods, as of February 29, 2008:

Year	IBF Total Return %	+/- Category
Year-to-Date 2/29/08	-33.30%	-34.39%
2007	-50.32%	-55.02%
2006	7.16%	3.01%

Source: http://quicktake.morningstar.com/fundnet/MorningstarAnalysis.aspx?Country=USA&Symbol=MKIBX (data through February 29, 2008)

102. As of March 14, 2008, the Short Term Fund's performance for one year was 50% worse than the second next worst performing short-term fund, over 15 percentage points worse than the median fund, and over 22 percentage points worse than the best performing short-term income fund:

169 Short-Term Bond Funds	One Year	Five Years
RMK Short Term Fund*	-23.09%	-2.03%
All Other Short-Term Funds:		
Second Lowest	-8.03%	1.15%
Median	3.61%	3.26%
Highest	9.93%	5.53%

Source: http://personal.fidelity.com/research/funds/?bar=s (March 14, 2008), except regarding Short Term Fund.

* The Morgan Keegan Short Term Fund is not included in the Fidelity short-term bond fund screen; the data for Short Term Fund is from Morningstar.com: http://quicktake.morningstar.com/FundNet/TotalReturns.aspx?Country=USA&Symbol=MSTBX (data through March 14, 2008).

103. The following table demonstrates that the Short Term Fund's performance was far worse than its short-term income fund category for the indicated periods, as of March 14, 2008:

Year	STF Total Return %	+/- Category
One Year-to-Date 3/14/08	-12.19%	-12.57%
2007	-11.30%	-15.50%
2006	6.10%	2.10%

Source: http://quicktake.morningstar.com/fundnet/MorningstarAnalysis.aspx?Country=USA&Symbol=MKHIX (data through March 14, 2008).

104. The following chart shows the Intermediate Fund's NAV during the years 2004 through March 14, 2008:


REGIONS MORGAN KEEGAN SEL INTER
as of 14-Mar-2008
12
10
8
6
4
2
Jan04
Jan05
Jan06
Jan07
Jan08
Copyright 2008 Yahoo! Inc.
http://finance.yahoo.com/

Source: http://finance.yahoo.com/q/bc?s=RIBCX&t=5y 3/14/08

105. The following chart demonstrates the Intermediate Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all intermediate bond funds through March 14, 2008:


18.0
15.0
12.5
10.0
7.5
5.0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (middle) line: Intermediate-Term Bond fund category.

Source:
http://quicktake.morningstar.com/fundnet/TotalReturns.aspx?Country=USA&Symbol=RIBCX 3/15/08

106. The following chart shows the High Income Fund's NAV during the years 2004 through March 14, 2008:


MORGAN KEEGAN HI INCM A
as of 14-Mar-2008
12
10
8
6
4
2
Jan04
Jan05
Jan06
Jan07
Jan08
Copyright 2008 Yahoo! Inc.
http://finance.yahoo.com/

Source: http://finance.yahoo.com/q/bc?s=MKHIX&t=5y 3/14/08

107. The following chart demonstrates the High Income Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all high-yield bond funds through March 14, 2008:


27.0
22.0
18.0
14.0
10.0
8.0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (middle) line: High-Yield Bond fund category.

Source:
http://quicktake.morningstar.com/FundNet/TotalReturns.aspx?Country=USA&Symbol=MKHX 3/15/08

108. The following chart shows the Short Term Fund's NAV during the years 2004 through March 14, 2008:


REGIONS MORGAN KEEGAN SEL LEADE
as of 14-Mar-2008
10.5
10.0
9.5
9.0
8.5
8.0
7.5
7.0
Jan04
Jan05
Jan06
Jan07
Jan08
Copyright 2008 Yahoo! Inc.
http://finance.yahoo.com/

Source: http://finance.yahoo.com/q/bc?s=MSTBX&t=5y 3/14/08

109. The following chart demonstrates the Short Term Fund's performance in terms of the growth of $10,000, as compared with a bond index and with all short-term bond funds through March 14, 2008:


15.0
14.0
13.0
12.0
11.0
10.0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Orange (bottom) line: Lehman Brothers Aggregate Bond Total Return Index

Green (top) line: Short-Term fund category.

Source:
http://quicktake.morningstar.com/fundnet/Snapshot.aspx?Country=USA&Symbol=MSTBX
3/15/08

110. The following charts from the Funds' April 30, 2008 annual report demonstrate the Funds' respective performances in terms of the growth of $10,000, as compared with their respective peer bond indices through April 30, 2008:

SHORT TERM FUND

GROWTH OF A $10,000 INVESTMENT

CLASS I SHARES

The graph below illustrates a hypothetical investment of $10,000 in Regions Morgan Keegan Select Short Term Bond Fund—Class I Shares from the commencement of investment operations on January 5, 2001 to April 30, 2008[1] compared to the Lehman Brothers 1-3 Year U.S. Government/Credit Index.[2]


Short Term Bond Fund—Class I Shares
Lehman Brothers 1-3 Year U.S. Government/Credit Index
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
1/01 6/01 6/02 6/03 6/04 6/05 6/06 6/07 4/08
$13,878
$9,226

INTERMEDIATE FUND

GROWTH OF A $10,000 INVESTMENT

CLASS I SHARES

The graph below illustrates a hypothetical investment of $10,000 in Regions Morgan Keegan Select Intermediate Bond Fund—Class I Shares from the commencement of investment operations on March 22, 1999 to April 30, 2008 compared to the Lehman Brothers Intermediate U. S. Aggregate Index[1].


Intermediate Bond Fund—Class I Shares
Lehman Brothers Intermediate U.S. Aggregate Index
$18,000
$16,500
$15,000
$13,500
$12,000
$10,500
$9,000
$7,500
$6,000
$4,500
$3,000
3/99 6/99 6/00 6/01 6/02 6/03 6/04 6/05 6/06 6/07 4/08
$16,653
$4,131

HIGH INCOME FUND

GROWTH OF A $10,000 INVESTMENT

CLASS I SHARES

The graph below illustrates a hypothetical investment of $10,000 in Regions Morgan Keegan Select High Income Fund—Class I Shares from the commencement of investment operations on March 22, 1999 to April 30, 2008 compared to the Lehman Brothers Ba U.S. High Yield Index[(1)].



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
High Income Fund—Class I Shares
Lehman Brothers Ba U.S. High Yield Index
$17,747
$7,421
3/99 6/99 6/00 6/01 6/02 6/03 6/04 6/05 6/06 6/07 4/08

111. The following charts from the Funds' October 31, 2008 semi-annual report demonstrate the Funds' respective performances in terms of the growth of $10,000, as compared with their peer bond indices through October 31, 2008:

SHORT TERM FUND

SHORT TERM BOND FUND
Growth of a $10,000 Investment (Unaudited)

Class A Shares

The graph below illustrates a hypothetical investment of $10,000 in Short Term Bond Fund—Class A Shares from the commencement of investment operations on March 8, 2001 to October 31, 2008 compared to the Barclays Capital 1-3 Year U.S. Government/Credit Index[1].



$15,000
10,000
5,000
0
Barclays Capital 1-3 Year U.S. Government/Credit Index
Short Term Bond Fund - Class A Shares
$13,671
$3,130
03/01 06/01 06/02 06/03 06/04 06/05 06/06 06/07 04/08 10/08

INTERMEDIATE FUND

INTERMEDIATE BOND FUND
Growth of a $10,000 Investment (Unaudited)

Class A Shares

The graph below illustrates a hypothetical investment of $10,000 in Intermediate Bond Fund—Class A Shares from the commencement of investment operations on March 22, 1999 to October 31, 2008 compared to the Barclays Capital Intermediate U.S. Aggregate Index[1].



Barclays Capital Intermediate U.S. Aggregate Index
Intermediate Bond Fund - Class A Shares
$ 20,000
15,000
10,000
5,000
0
$16,225
$537
03/99 06/99 06/00 06/01 06/02 06/03 06/04 06/05 06/06 06/07 04/08 10/08

HIGH INCOME FUND

HIGH INCOME FUND
Growth of a $10,000 Investment (Unaudited)

Class A Shares

The graph below illustrates a hypothetical investment of $10,000 in High Income Fund—Class A Shares from the commencement of investment operations on March 22, 1999 to October 31, 2008 compared to the Barclays Capital Ba U.S. High Yield Index[1].



Barclays Capital Ba U.S. High Yield Index
High Income Fund - Class A Shares
$ 30,000
25,000
20,000
15,000
10,000
5,000
0
$14,316
$2,752
03/99 06/99 06/00 06/01 06/02 06/03 06/04 06/05 06/06 06/07 04/08 10/08

Source: Morgan Keegan Select Fund, Inc. Semi-Annual Report, October 31, 2008, pp. 7, 19, 35

C. THE RMK DEFENDANTS DID NOT LIMIT THE FUNDS' INVESTMENTS IN ILLIQUID SECURITIES, AS THE FUNDS SAID THEY WOULD

112. The SEC guidelines provide that open-end registered investment companies

not invest more than 15% of their portfolios in illiquid securities, guidance that the investment company industry interprets as an SEC requirement: "SEC policies require, however, that no more than 15% of a mutual fund's net assets be illiquid (10% for money markets)." Investment Company Institute: Valuation and Liquidity Issues for Mutual Funds, February 1997 p. 41

113. As disclosed in their Statement of Additional Information ("SAI"), during all times relevant herein, the Intermediate and High Income Funds were subject to a non-fundamental investment restriction prohibiting the Funds from purchasing "any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued."

114. The Short Term Fund represented, in its November 1, 2005 Statement of Additional Information, that, as a non-fundamental investment limitation, the Fund:

(a) would not "[p]urchase any illiquid security if, as a result, more than 15% of the fund's net assets (based on current value) would then be invested in such securities; provided, however, that no more than 10% of the fund's total assets may be invested in the aggregate in (a) restricted securities, (b) securities of companies that (with predecessor companies) have a record of less than three years of continuous operations and (c) securities that are not readily marketable";

(b) but that, "as a matter of non-fundamental operating policy, currently does not intend to invest in [restricted] securities in the coming year."

115. Notwithstanding, and contrary to, the representation in the preceding paragraph, just two months after making this representation, on December 31, 2005, the Short Term Fund's portfolio included 21 securities worth $15.4 million in restricted securities, or 21% of its total investments. On June 30, 2006, without in the meantime disclosing to its ex-

isting shareholders that the Fund had reversed its policy prohibiting all investments in restricted securities, the Short Term Fund's portfolio included $20.8 million in restricted securities, or 31.5% of its total investments.

116. In its November 1, 2006 Statement of Additional Information, the Short Term Fund represented that it "will not purchase securities for which there is no readily available market . . . . if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets" but did not disclose to its existing shareholders that it had reversed its policy prohibiting all investments in restricted securities.

117. A "non-fundamental" investment restriction is one that can be changed without shareholder approval but cannot be implemented without disclosing the change. The Short Term Fund's non-fundamental restriction on illiquid and restricted securities and securities that are not readily marketable was not changed and was in effect at all times relative herein.

118. A violation of a "fundamental" investment restriction is a violation of section 13 of the ICA. The Funds' adviser and directors, without any shareholder input, can choose whether an investment restriction is "fundamental" or "non-fundamental."

119. With respect to the 15% limitation, in their SAIs during all times relevant herein, the Funds represented that "if through a change in values, net assets, or other circumstances, a fund were in a position where more than 15% of its net assets was invested in illiquid securities, it would consider appropriate steps to protect liquidity."

120. The practice recited in the preceding paragraph violated SEC guidance with respect to illiquid securities.

121. During the period relevant herein, the Funds invested more than 15% of their respective portfolios in illiquid securities in contravention of the SEC's guidance and notwithstanding being prohibited from doing so by the "non-fundamental" investment restriction imposed on the Funds by the Funds' directors in compliance with what the

investment company industry interprets as an SEC requirement, and the Funds had regularly violated that restriction during the preceding years.

122. The Funds did not disclose in their prospectus that they would invest more than 15% of their respective portfolios in illiquid securities; nor did they disclose that they did, or would, do so in contravention of the SEC's guidance or that they were prohibited from doing so by the "non-fundamental" investment restriction imposed on the Funds by the Funds' directors in compliance with what the investment company industry interprets as an SEC requirement and that the Funds regularly violated that restriction.

123. The November 1, 2006 SAI also disclosed that illiquid securities are those that "cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued."

124. In the November 1, 2006 SAI, Defendants acknowledged that factors to be taken into account in determining liquidity include:

(a) frequency of trades or quotes,

(b) number of dealers willing to purchase or sell the instrument and the number of other potential purchases,

(c) whether those dealers have undertaken to make a market in the instrument, and

(d) nature of security (e.g., uniqueness) and the nature of the marketplace in which the instrument trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer.

125. In the same SAI, Defendants further acknowledged that securities for which market quotations are not readily available are illiquid securities, as are securities subject to legal or contractual restrictions on resale.

126. Fair-valued securities are:

(a) Securities for which market quotations are not readily available whose values must be estimated in good faith in accordance with procedures adopted by a mutual fund's board of directors;

(b) Securities that have not traded in significant volume for a substantial period;

(c) Securities for which there is no readily available market;

(d) Illiquid securities; and/or

(e) Thinly traded.

127. Illiquid securities are:

(a) Securities for which market quotations are not readily available;

(b) Securities that have not traded in significant volume for a substantial period;

(c) Securities for which there is no readily available market; or

(d) Thinly traded; and

(e) Must be fair valued.

128. The SEC requires that open-end investment companies state the percentage of illiquid investments.

129. During all times relevant herein, many, if not most or all, of the structured financial instruments in which the Funds invested did not regularly trade or were thinly traded. Such securities were, at the time they were purchased by the Funds and during the time they were held by the Funds, illiquid. Accordingly, the investments by the Funds in illiquid securities substantially exceeded 15% of their respective net assets, as a result of purchases by the Funds in violation of the Funds' own non-fundamental investment restriction and SEC guidance.

130. From at least June 30, 2006 through 2007, the Funds were managed so that the Funds were exposed to substantial liquidity risk: the risk that the Funds' exotic, new structured

securities traded in a thin market and were, based on the history of such securities, at risk of suddenly becoming unsalable at the estimated values at which they were being carried on the Funds' books and records because the small number, if any, of dealers purporting to make a market in any one of these securities today might, upon a shift in market sentiment, disappear tomorrow, leaving the Funds with no one to buy their securities when they wanted to sell them. Any such dealers had no obligation to continue making a market in such securities and could withdraw from such activity at any time without notice.

131. Many, if not most, of the securities in which the Funds invested were residential mortgage-backed securities and collateralized debt obligations backed by such securities. In an SEC administrative proceeding, the SEC determined that there was no market price readily available for such securities.

132. The following table shows that the Funds held substantial amounts of securities that were:

(a) Fair valued (except for the Short Term Fund's June 30, 2005 annual report, designated for the first time in the Funds' respective lists of portfolio investments in the June 30, 2007 annual report with an "(e)", designated in the Funds' Form N-Q report for September 30, 2007 with a "(d)", and designated in the Funds' semi-annual report for December 31, 2007 with a "#") and/or

(b) "Restricted" (securities subject to legal or contractual restrictions on resale and designated in the Funds' respective lists of portfolio investments in the Funds' annual and semi-annual reports during all times relevant herein with an "(a)" [with a "†" in the Funds' December 31, 2007 semi-annual report]) or

(c) Were not denoted fair-valued or restricted and were not registered with the SEC under the '33 Act or subject to '34 Act reporting (shown on the lines labeled "No (a), R/S, 10-K/Q") and

(d) Were, therefore, illiquid securities (denominator for "% based on $ amount" is

the Fund's total investments in securities as reported in its annual, semi-annual, or quarterly reports):

	Period Ending:	Intermediate Fund (000,000s)			High Income Fund (000,000s)			Short Term Fund (000,000s)		
1	**December 31, 2007**	# Securities	Disclosed Value	% Based on $ amount	# Securities	Disclosed Value	% Based on $ amount	# Securities	Disclosed Value	% Based on $ amount
2	Total Investments	87	$167.2	100.0%	141	$146.7	100.0%	58	$48.3	100.0%
3	Fair valued	62	$97.5	58.3%	103	$98.4	67.1%	16	$ 8.9	18.4%
4	Restricted	60	$127.2	76.1%	77	$93.0	63.4%	18	$12.8	26.5%
5	Both (a) and (e)	50	$87.7	52.4%	73	$81.2	55.4%	13	$ 8.3	17.2%
6	Fair valued, or restricted, or both [lines 3 + 4 – 5]	72	$137.0	82.0%	107	$110.2	75.1%	21	$13.4	27.7%
7	No (a), R/S, 10-K/Q	17	$ 16.5	9.9%	27	$ 13.8	9.4%	13	$ 7.1	14.7%
8	Total lines 6 + 7	89	$153.5	91.9%	134	$124.0	84.5%	34	$20.5	42.4%
9	**September 30, 2007**									
10	Total Investments	117	$467.1	100.0%	186	$402.8	100.0%	70	$75.7	100.0%
11	Fair valued	77	$274.0	58.7%	129	$255.5	63.4%	21	$20.0	26.4%
12	Restricted	75	$328.6	70.4%	112	$251.4	62.4%	24	$23.3	30.8%
13	Both (a) and (e)	60	$236.4	50.6%	95	$203.2	50.4%	19	$18.5	24.4%
14	Fair valued, or restricted, or both [lines 11 + 12 – 13]	92	$366.2	78.5%	146	$303.7	75.0%	26	$24.8	32.8%
15	No (a), R/S, 10-K/Q	23	$ 55.3	11.8%	31	$ 46.6	11.6%	13	$ 9.8	13.0%
16	Total lines 14 + 15	115	$421.5	90.3%	177	$350.3	86.6%	39	$34.6	45.8%
17	**June 30, 2007**									
18	Total Investments	193	$1,021.0	100.0%	330	$1,045.7	100.0%	76	$86.4	100.0%
19	Fair valued	93	$ 514.9	50.4%	168	$ 624.9	59.7%	21	$26.1	30.2%
20	Restricted	100	$ 609.9	59.7%	152	$ 614.7	58.8%	26	$30.5	35.3%
21	Both (a) and (e)	68	$ 405.1	39.7%	120	$ 464.7	44.4%	17	$21.5	24.9%
22	Fair valued, or restricted, or both [lines 19 + 20 – 21]	125	$ 719,7	70.4%	200	$ 774.9	74.1%	30	$35.1	40.6%
23	No (a), R/S, 10-K/Q	32	$ 116.2	11.4%	45	$ 124.2	11.9%	16	$13.2	15.3%
24	Total lines 22 + 23	157	$ 835.9	81.8%	245	$ 899.1	86.0%	46	$48.3	55.9%
25	**March 31, 2007**									
26	Total Investments	174	$1,013.5	100.0%	338	$1,200.3	100.0%	74	$81.4	100.0%
27	Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
28	Restricted	83	$ 541.3	53.4%	139	$ 613.3	51.1%	24	$27.4	33.6%
29	Both (a) and (e)	NA	NA	NA	NA	NA	NA	NA	NA	NA
30	No (a), R/S, 10-K/Q	30	$ 124.6	12.3%	42	$ 144.3	12.0%	15	11.4	14.1%
31	Total lines 28 + 30	113	$ 665.9	65.7%	181	$ 757.6	63.1%	39	$38.8	47.7%
32	**December 31, 2006**									
33	Total Investments	164	$936.1	100.0%	316	$1,243.0	100.0%	69	$79.1	100.0%
34	Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA

	Period Ending:	Intermediate Fund (000,000s)			High Income Fund (000,000s)			Short Term Fund (000,000s)		
1	December 31, 2007	# Securities	Disclosed Value	% Based on $ amount	# Securities	Disclosed Value	% Based on $ amount	# Securities	Disclosed Value	% Based on $ amount
35	Restricted	81	$512.0	54.7%	130	$ 634.3	51.0%	21	$20.3	25.7%
36	Both (a) and (e)	NA	NA	NA	NA	NA	NA	NA	NA	NA
37	No (a), R/S, 10-K/Q	28	$125.6	13.4%	37	$ 122.1	9.8%	12	7.3	9.2%
38	Total lines 35 + 37	109	$637.6	68.1%	167	$ 756.4	60.9%	33	$27.6	34.9%
39	**June 30, 2006**									
40	Total Investments	159	$673.7	100.0%	316	$1,192.8	100.0%	73	$66.0	100.0%
41	Fair valued	NA	$376.1	55.8%	NA	$ 590.0	49.5%	NA	$12.0	18.2%
42	Restricted	79	$382.3	56.7%	127	$ 590.1	49.5%	22	$21.5	32.6%
43	Both (a) and (e)	NA	NA	NA	NA	NA	NA	NA	NA	NA
44	No (a), R/S, 10-K/Q	28	$112.4	16.7%	32	$ 92.8	7.8%	13	$ 8.7	13.2%
45	Total lines 42 + 44	107	$494.7	73.4%	159	$ 682.9	57.2%	35	$30.3	45.9%
46	**December 31, 2005**									
47	Total Investments	159	$560.3	100.0%	218	$1,146.0	100.0%	76	$73.7	100.0%
48	Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
49	Restricted	75	$284.5	50.8%	120	$ 584.8	51.0%	21	$15.4	21.0%
50	Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
51	No (a), R/S, 10-K/Q	22	$ 72.5	12.9%	26	$ 89.9	7.8%	11	$ 9.7	13.2%
52	Total lines 49 + 51	97	$356.9	63.7%	146	$ 674.7	58.9%	32	$25.2	34.1%
53	**June 30, 2005**									
54	Total Investments	159	$482.0	100.0%	209	$1,113.6	100.0%	70	$70.5	100.0%
55	Fair valued	NA	NA	NA	NA	NA	NA	6	$ 4.4	6.3%
56	Restricted	75	$234.5	48.6%	97	$ 489.0	43.9%	18	$15.2	21.5%
57	Both	NA	NA	NA	NA	NA	NA	5	$ 3.5	4.9%
58	Fair valued, or restricted, or both [lines 55 + 56 – 57]	NA	NA	NA	NA	NA	NA	19	$16.1	22.9%
59	No (a), R/S, 10-K/Q	21	$ 63.9	13.3%	26	$ 94.5	8.5%	11	$ 9.8	14.0%
60	Total lines 58 + 59	NA	NA	NA	NA	NA	NA	30	$25.9	36.9%
61	Total lines 56 + 60	96	$298.4	61.9%	123	$ 583.5	52.4%	29	$25.0	35.5%
62	**December 31, 2004**									
63	Total Investments	154	$367.2	100.0%	214	$1,059.4	100.0%	NA	NA	NA
64	Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
65	Restricted	79	$204.8	55.8%	110	$ 543.4	51.3%	NA	NA	NA
66	Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
67	No (a), R/S, 10-K/Q	19	$ 43.4	11.8%	30	$ 99.2	9.4%	NA	NA	NA
68	Total lines 65 + 67	98	$248.1	67.6%	140	$ 642.6	60.7%	NA	NA	NA
69	**June 30, 2004**									
70	Total Investments	129	$248.2	100.0%	184	$797.9	100.0%	NA	NA	NA
71	Fair valued	NA	NA	NA	NA	NA	NA	NA	NA	NA
72	Restricted	68	$148.6	59.9%	91	$430.2	53.9%	NA	NA	NA

	Period Ending:	Intermediate Fund (000,000s)			High Income Fund (000,000s)			Short Term Fund (000,000s)		
1	December 31, 2007	# Securities	Disclosed Value	% Based on $ amount	# Securities	Disclosed Value	% Based on $ amount	# Securities	Disclosed Value	% Based on $ amount
73	Both	NA	NA	NA	NA	NA	NA	NA	NA	NA
74	No (a), R/S, 10-K/Q	16	$ 24.5	9.9%	29	$ 86.4	10.8%	NA	NA	NA
75	Total lines 72 + 74	84	$173.0	69.7%	120	$516.6	64.7%	NA	NA	NA

133. From the table in the preceding paragraph, with respect to those years for which fair valued securities were disclosed or are now known, most of the fair-valued securities were also restricted and most of the restricted securities were also fair-valued. During the time relevant herein, an extraordinarily high 57% to 87% of the Intermediate and High Income Funds' portfolios consisted of fair valued and/or restricted securities or securities that are otherwise illiquid or had the characteristics and history of securities that can suddenly become unsalable at their estimated values, even though these Fund could not invest more than 15% of their net assets in illiquid securities.

134. From June 30, 2006 through 2007, 35% to 56% of the Short Term Fund's portfolio consisted of fair valued and/or restricted securities or securities for which there was no readily available market, or were otherwise illiquid, or had the characteristics and history of securities that can suddenly become unsalable at their estimated values, even though during all times relevant herein, aside from the representation regarding its "current intent" not to invest in restricted securities in 2006, the Short Term Fund could not invest more than 10% of net assets in restricted securities and "securities that are not readily marketable" or not more than 15% of net assets in securities "for which there is no readily available market."

135. As of March 31, 2007, and June 30, 2007, securities comprising over half (54.5% and 52.6% respectively) of the investments held by the Short Term Fund were the same as securities held by the Intermediate Fund, so that Short Term Fund in significant part took on the risk profile of the Intermediate Fund. The extent to which the Short Term Fund resembled the Intermediate Fund in terms of holding identical securities steadily increased

after Morgan Management acquired the investment advisory contract for the Short Term Fund:

- June 30, 2005: 32.2%
- December 31, 2005: 33.5%
- June 30, 2006: 40.0%
- December 31, 2006: 41.5%
- March 31, 2007: 54.5%
- June 30, 2007: 52.6%

136. The Funds disclosed on October 3, 2007 that, as of June 30, 2006, and June 30, 2007, the Funds held securities that were fair valued, which were illiquid or had the characteristics and history of securities that can suddenly become unsalable at their estimated values, as follows:

(a) Intermediate Fund: 55.8% of its investment securities were fair valued at June 30, 2006, and 47.8% at June 30, 2007.

(b) High Income Fund: 49.5% of its investment securities were fair valued at June 30, 2006, and 57.8% at June 30, 2007.

(c) Short Term Fund: 18.2% of its investment securities were fair valued at June 30, 2006, and 28.5% at June 30, 2007.

137. Based on the October 3, 2007 disclosures, as of June 30, 2007, the Funds held securities that were *either* restricted *or* fair valued *or both* or, if not restricted, for which no prospectus or Form 10-K report could be found, and were, therefore, illiquid securities, as follows:

(a) Intermediate Fund: 81.8%;

(b) High Income Fund: 86.0%;

(c) Short Term Fund: 55.9%.

138. The data in the preceding paragraph, from which the Funds' investments in both restricted and fair valued securities can be calculated, was not disclosed for any period prior to

June 30, 2007 (except as to the Short Term Fund on June 30, 2005).

139. The Funds' concentration in investment securities that were *either* restricted *or* fair valued *or both*, and non-restricted securities for which no prospectuses or Form 10-K reports could be found, from June 30, 2007 to September 30, 2007 and December 31, 2007, was as follows:

(a) Intermediate Fund: 90.3% at September 30, 2007, and 91.9% at December 31, 2007.

(b) High Income Fund: 86.6% at September 30, 2007, and 84.5% at December 31, 2007.

(c) Short Term Fund: 45.8% at September 30, 2007, and 42.4% at December 31, 2007.

140. In 2006-2007, a material percentage of each Fund's portfolio was invested in securities "subject to legal or contractual restrictions on resale."

141. During its fiscal year 2006, the Intermediate Fund had net purchases of fair valued securities of $184 million.

142. During its fiscal year 2006, the High Income Fund had net purchases of fair valued securities of $107 million.

143. During its fiscal year 2006, the Short Term Fund had net purchases of fair valued securities of $14.5 million.

144. Based on filings with the SEC by issuers of securities purchased by the Funds, many of the securities not designated as "restricted securities" as indicated in paragraph 132 above were held by a small number of investors, were subject to liquidity risk or otherwise exhibited the characteristics of an illiquid security.

145. From June 30, 2004 through December 31, 2007, the Funds' portfolios consisted of restricted securities and of securities that were not denoted as "restricted" but for which there were no registration statements or Form 10-K or Form 10-Q reports under the Securities Ex-

change Act of 1934 as follows:

(a) Intermediate Fund: 62% - 82%;

(b) High Income Fund: 52% - 74%;

(c) Short Term Fund: 34% - 51%.

146. The SEC filings (prospectuses, Form 10-K reports, and Form 15-15D or 15-12B reports) by issuers of non-restricted securities held by the Funds during the period June 2004 through December 2007 reveal the following:

(a) Where prospectuses were available for securities classified as "non-restricted," those prospectuses for all or almost all of said securities disclosed one or more of the following illiquidity risks, of which the following disclosures are typical:

(1) The underwriters have no obligation to make a secondary market in the classes of Offered Certificates. There is therefore no assurance that a secondary market will develop or, if it develops, that it will continue. Consequently, you may not be able to sell your certificates readily or at prices that will enable you to realize your desired yield. The market values of the certificates are likely to fluctuate; these fluctuations may be significant and could result in significant losses to you.

(2) Each rating agency rating the Class A and Mezzanine Certificates may change or withdraw its initial ratings at any time in the future if, in its sole judgment, circumstances warrant a change. A reduction in the claims paying ability of Radian would likely result in a reduction in the ratings of the Class A and Mezzanine Certificates. No person is obligated to maintain the ratings at their initial levels. If a rating agency reduces or withdraws its rating on one or more classes of the Class A or Mezzanine Certificates, the liquidity and market value of the affected certificates is likely to be reduced.

(3) The offered certificates are not suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class . . .

(4) Lack of liquidity could result in a precipitous drop in the market value of the Offered Certificates.

(5) The Class A and the Mezzanine Certificates (other than the Class M-8, Class M-9, Class M-10, Class M-11 and Class M-12 Certificates) will constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA") for so long as they are rated not lower than the second highest rating category by the Rating Agencies, and as such, will be legal investments for certain entities to the extent provided in SMMEA. SMMEA, however, provides for state limitation on the authority of such entities to invest in "mortgage related securities" provided that such restrictive legislation was enacted prior to October 3, 1991. Certain states have enacted legislation which overrides the preemption provisions of SMMEA. The Class M-8, Class M-9, Class M-10, Class M-11 and Class M-12 Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

The Depositor makes no representations as to the proper characterization of any class of Class A and Mezzanine Certificates for legal investment or other purposes, or as to the ability of particular investors to purchase any class of Class A and Mezzanine Certificates under applicable legal investment restrictions. These uncertainties may adversely affect the liquidity of any class of Class A and Mezzanine Certificates.

Accordingly, all institutions whose investment activities are subject to legal investment laws and regulations, regulatory capital requirements or review by regulatory authorities should consult with their legal advisors in determining whether and to what extent any class of Class A and Mezzanine Certificates constitutes a legal investment or is subject to investment, capital or other restrictions.

(b) In addition to the disclosures recited in the preceding subparagraph, prospectuses for many of the securities classified as "non-restricted" (i.e., securities *for which a registration statement was filed and a prospectus was available*) disclosed the following:

(1) The depositor is not aware of any source through which price information about the offered certificates will be available on an ongoing basis. The limited nature of the information regarding the offered certificates may adversely affect the liquidity of the offered certificates, even if a secondary market for the offered certificates becomes available.

(2) The secondary markets for asset-backed securities have experienced periods of illiquidity and can be expected to do so in the future. Illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, or that have been structured to meet the investment requirements of limited categories of investors.

(c) The securities referenced in the preceding subparagraph (b) were a significant portion of the Funds' portfolios on and after December 31, 2006. For each Fund for each period, the following table shows the disclosed value of those securities whose prospectuses contained the above disclosures as a percentage of the disclosed value of *all non-restricted securities* (those for which a registration state-

ment was filed and government and agency securities – i.e., liquid securities):

December 31, 2006			March 31, 2007			June 30, 2007			September 30, 2007			December 31, 2007			April 30, 2008		
HIF	IBF	STF	HIF	IBF	STF	HIF	IBF	STF	HIF	IBF	STF	HIF	IBF	STF	HIF	IBF	STF
34.7%	46.5%	38.5%	38.5%	43.8%	34.2%	46.3%	36.3%	28.6%	53.3%	83.1%	31.8%	16.2%	96.3%	42.8%	16.6%	100.0%	42.6%

(d) The preceding two subparagraphs (b) and (c) establish that investors (e.g., the RMK Defendants) in said securities were warned in the prospectuses for such securities of the liquidity risk that was subsequently realized; these warnings were not disclosed in the Funds' prospectuses.

(e) Filings by 51 issuers of securities classified as "non-restricted" (30% to 96% of all such *"non-restricted" securities* held from December 2004 through December 2007 by the three Funds *for which a registration statement was filed*) disclosed the class of asset-backed security held by the Funds was held by less than ten record holders.

(f) The securities referenced in the preceding subparagraph (e) were a substantial portion of the Funds' portfolios from June 30, 2006 through December 31, 2007. For each Fund for each period, the following table shows the disclosed value of those securities whose filings with the SEC (i.e., *non-restricted securities*) disclosed the class of asset-backed security held by the Funds was held by less than ten record holders:

June 30, 2006			December 31, 2006			March 31, 2007			June 30, 2007			September 30, 2007			December 31, 2007		
HIF	IBF	STF	HIF	IBF	STF	HIF	IBF	STF	HIF	IBF	STF	HIF	IBF	STF	HIF	IBF	STF
59.7%	55.5%	32.2%	44.8%	52.5%	34.7%	54.8%	50.2%	41.3%	62.5%	43.1%	37.2%	29.5%	83.1%	28.7%	31.9%	96.3%	38.7%

(g) The illiquidity characteristics of a substantial portion of the Funds' *non-restricted securities* (securities for which a registration statement was filed, a prospectus was available, and reports filed with the SEC) together with the Funds' holdings of *restricted securities* establishes the illiquidity, and the substantial liquidity risk,

of the Funds' portfolios.

147. The Intermediate and High Income Funds' heavy concentrations in asset- and mortgage-backed securities, and the Short Term Fund's extraordinary (for short-term bond funds) investment in such securities, exacerbated the Funds' liquidity risk because these securities were prominent among the Funds' illiquid securities or securities with illiquidity characteristics. In the following table, for each Fund:

(a) Row A shows the *non-restricted* (registered with the SEC under the '33 Act) asset- and mortgage-backed securities ("ABS/MBS") as a percentage of all of the Fund's securities based on principal and disclosed value for the indicated period;

(b) Row B shows *restricted* ABS/MBS as a percentage of all of the Fund's securities based on principal and disclosed value for the indicated period;

(c) Row C shows *non-restricted* ABS/MBS that have no registration statement as a percentage of all of the Fund's securities for the indicated period based on principal and disclosed value;

(d) Row D shows ABS/MBS total *restricted* and *non-restricted* securities that have no registration statement as a percentage of all of the Fund's securities for the indicated period based on principal and disclosed value;

(e) Row E shows total ABS/MBS *restricted* and *non-restricted* securities with no registration statement as a percentage of all of the Fund's *restricted* and *non-restricted* securities with no registration statement for this period based on principal and disclosed value:

HIGH INCOME FUND

	12/31/04		6/30/05		12/31/05		6/30/06		12/31/06		3/31/07		6/30/07		9/30/07		12/31/07	
	Princi-pal	Value	Princi-pal	Value	Princi-pal	Value	Princi-pal	Value	Prin-cipal	Value	Princi-pal	Value	Princi-pal	Value	Princi-pal	Value	Princi-pal	Value
A	17.8%	14.5%	23.6%	18.3%	18.2%	14.5%	15.5%	12.4%	6.2%	6.4%	6.0%	5.8%	5.9%	3.5%	7.1%	4.2%	7.5%	2.0%

B	48.2%	45.6%	43.1%	36.7%	51.0%	43.2%	46.8%	41.1%	53.9%	41.4%	51.6%	39.4%	53.9%	44.2%	63.8%	46.5%	63.9%	43.5%
C	10.2%	9.4%	7.7%	7.7%	6.8%	6.9%	7.3%	6.3%	8.9%	10.1%	10.9%	11.7%	9.9%	11.2%	9.6%	10.4%	15.2%	8.3%
D	58.4%	55.0%	50.8%	44.4%	57.8%	50.1%	54.1%	47.4%	62.9%	51.6%	62.5%	51.0%	63.8%	55.4%	73.4%	56.9%	79.1%	51.8%
E	91.9%	90.7%	86.9%	84.8%	87.7%	85.0%	84.8%	82.7%	88.1%	84.8%	84.5%	80.8%	82.5%	78.5%	86.7%	76.9%	89.5%	71.1%

INTERMEDIATE FUND

	12/31/04		6/30/05		12/31/05		6/30/06		12/31/06		3/31/07		6/30/07		9/30/07		12/31/07	
	Principal	Value	Principal	Value	Principal	Value	Principal	Value	Principal	Value	Principal	Value	Principal	Value	Principal	Value	Principal	Value
A	18.9%	20.0%	25.2%	20.7%	21.9%	18.8%	12.4%	11.6%	14.1%	13.7%	37.9%	14.5%	12.6%	12.0%	9.1%	6.1%	8.1%	9.9%
B	68.6%	55.8%	45.2%	47.6%	47.7%	45.0%	51.2%	49.2%	41.6%	39.1%	34.8%	32.8%	33.5%	33.7%	48.7%	36.9%	59.8%	33.1%
C	9.2%	11.7%	13.9%	12.2%	11.4%	10.8%	13.5%	13.0%	11.1%	10.1%	10.2%	9.2%	9.0%	8.6%	30.0%	9.6%	13.4%	9.9%
D	77.7%	67.4%	59.0%	59.8%	59.2%	55.8%	64.8%	62.2%	52.7%	49.2%	45.0%	42.0%	42.6%	42.2%	78.7%	46.5%	73.2%	42.9%
E	100%	99.8%	96.3%	96.5%	87.7%	87.6%	84.9%	84.7%	74.0%	72.2%	66.8%	64.0%	60.0%	59.4%	72.9%	56.6%	75.5%	49.9%

SHORT TERM FUND

	6/30/05		12/31/05		6/30/06		12/31/06		3/31/07		6/30/07		9/30/07		12/31/07	
	Principal	Value	Principal	Value	Principal	Value	Principal	Value	Principal	Value	Principal	Value	Principal	Value	Principal	Value
A	20.6%	19.8%	17.6%	15.8%	11.2%	11.2%	11.5%	11.5%	12.0%	13.3%	10.1%	11.2%	10.0%	9.4%	12.3%	12.9%
B	15.3%	14.7%	17.9%	15.8%	28.4%	28.4%	20.7%	21.3%	22.0%	21.9%	27.1%	25.5%	25.3%	19.5%	21.2%	10.4%
C	17.0%	16.2%	16.6%	15.0%	14.8%	14.7%	10.1%	10.1%	15.1%	14.7%	13.3%	12.4%	10.2%	9.5%	12.4%	10.9%
D	32.4%	30.9%	34.5%	30.8%	43.2%	43.2%	30.8%	31.4%	37.1%	36.7%	40.4%	37.9%	35.5%	29.0%	33.6%	21.3%
E	87.4%	87.0%	90.6%	90.3%	94.3%	94.2%	89.9%	90.1%	76.9%	76.9%	75.4%	74.8%	71.3%	66.2%	66.1%	51.6%

148. Based on the foregoing, the Funds purchased illiquid securities when more than 15% of the Funds' respective portfolios were illiquid, thus violating the Funds' own investment restriction that prohibited the Funds from purchasing "any [illiquid] security" when the Funds'

already held illiquid securities whose value exceeded 15% of the Funds' respective net assets at the time of such purchases.

149. In each of the Funds' reports referenced in paragraph 132 denoting the Funds' restricted securities, Defendants represented that, notwithstanding the designation of a security as "restricted," the security was deemed to be liquid. This statement was false and/or misleading because:

(a) As set forth above, these securities were in fact illiquid, and/or

(b) Notwithstanding any such current liquidity, these securities exhibited the characteristics of illiquid securities or securities that had a history of suddenly becoming unsalable at their estimated values upon shifting market sentiments, resulting in precipitous price reductions of such securities and catastrophic losses by the Funds, which risk was not disclosed with respect to these securities.

(c) Moreover, a substantial portion of the securities not classified as "restricted" were in fact illiquid or exhibited the characteristics of illiquid securities, as set forth above.

150. Defendants inconsistently designated securities as "restricted." Of the securities held by the Funds during the period June 30, 2004 through December 31, 2007, 67 were sometimes designated as "restricted" and sometimes not so designated. Of these 67 securities, 46 were classified as "restricted" *after* having been or simultaneous with not being shown as restricted.

151. The Funds' management knew, or should have known, of the illiquid nature of the structured financial instruments that dominated the Funds' portfolios. Besides the prospectus disclosures identified above, the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 93-1, which provides guidance to accountants and auditors on financial accounting and reporting by registered investment companies and which, although focused on high-yield securities, "is also applicable to other debt securities

held as investments by investment companies," such as the complex, thinly traded structured financial instruments in which the Funds invested, says the following about the liquidity of such securities, which is as applicable to the Funds' structured financial instruments as it is to the high-yield securities held by the Funds:

(a) The market for such securities "may not always be liquid."

(b) "The market risk is often heightened by the absence of centralized high-yield bond exchanges and relatively thin trading markets, which make it more difficult to liquidate holdings quickly and increases the volatility of the market price."

(c) "Market-value risk for holders of high-yield debt securities is compounded by the relatively thin trading market in such securities, which increases price volatility and makes it difficult to liquidate holdings efficiently at any specific time. Determination of market prices is difficult given the illiquid or sometimes nonexistent trading market."

152. Recognizing the need to maintain "liquidity and flexibility" as a "defensive tactic" in "unusual market conditions," the Intermediate Fund disclosed that it would invest in investment-grade short-term securities. Contrary to this representation, the Intermediate Fund failed to invest in sufficient amounts of liquid investment-grade short-term securities to maintain the Fund's requisite liquidity but instead excessively invested in illiquid securities.

153. Defendants Regions, Morgan Keegan and PwC had actual knowledge of the liquidity disclosures with respect to the asset- and mortgage-backed securities purchased by the Funds since Morgan Keegan was an underwriter of some of such securities (including at least two of such securities purchased by the Funds), PwC was the auditor for many such securities (including at least 20 of such securities purchased by the Funds), and a Regions Financial subsidiary was an issuer of such securities.

154. The High Income Fund's liquidity risk was exacerbated throughout all times rele-

vant herein because the Fund was closed to new investors, thus depriving the Fund of an important source of liquidity for open-end funds to meet redemptions.

155. To the extent that securities that Morgan Management caused one of the Funds to purchase were also purchased by the other Funds and by the closed-end funds managed by Morgan Management, so that the mutual funds managed by Morgan Management were among the few or exclusive holders of such securities, which was not disclosed, the liquidity risk of the Funds was exacerbated.

156. In order for a security to be listed in the Bloomberg quotation system, Bloomberg relies on the lead manager or the issuer for information (such as a term sheet or prospectus that is used to describe the security). Thus, the issuer determines whether or not a security is listed on Bloomberg. Bloomberg has no particular criteria for including securities in its service.

157. The following tables demonstrate the Funds' illiquidity based on (A) those of the Funds' securities that were and were not on Bloomberg and (B) the percentage of the Funds' portfolios invested in securities in which the Funds and all of the RMK closed-end funds hold 20-plus percent or 50-plus percent of all of the outstanding securities of the particular issuer (000s omitted for dollar denominated values):

		December 31, 2004		June 30, 2005		
		High Income Fund	**Intermediate Fund**	**High Income Fund**	**Intermediate Fund**	**Short Term Fund**
A.	Reported value of Fund's portfolio securities NOT on Bloomberg	$380,973	$89,474	$ 374,951	$ 125,611	$ 35,075
	Value of such securities as % of Fund's total investments	**36%**	**24%**	**34%**	**26%**	**50%**
B.	Reported value of Fund's portfolio securities ON Bloomberg that are also held by other of the RMK open- or closed-end funds whose aggregate holdings are 20% or more of the total amount of the issue.	$ 448,530	$ 102,432	$ 418,149	$ 175,419	$ 5,329
	Value of such securities as % of Fund's total investments	**42%**	**28%**	**38%**	**36%**	**8%**
	Total of securities not on Bloomberg + 20%+ holdings	**78%**	**52%**	**71%**	**62%**	**57%**
C.	Regarding balance of Fund's portfolio securities -- i.e., those that are on Bloomberg but aggregate RMK fund holdings < 20%:					
	a. Reported value of investments that are restricted securities	$ 83,931	$ 60,209	$ 45,892	$ 55,938	$ 4,554
	b. Investments that are restricted securities as % of total investments	**8%**	**16%**	**4%**	**12%**	**6%**
	Total of Items A - C:	**86%**	**69%**	**75%**	**74%**	**64%**

	December 31, 2004		June 30, 2005		
	High Income Fund	Intermediate Fund	High Income Fund	Intermediate Fund	Short Term Fund
D. Reported value of Fund's portfolio securities on Bloomberg that are also held by other of the RMK open- or closed-end funds whose aggregate holdings are 50% or more of the total amount of the issue.	$ 297,241	$ 63,217	$ 268,875	$ 90,885	$ 4,389
Value of such securities as % of Fund's total investments	**28%**	**17%**	**24%**	**19%**	**6%**
Total of securities not on Bloomberg + 50%+ holdings	**64%**	**42%**	**58%**	**45%**	**56%**
E. Regarding balance of Fund's portfolio securities -- i.e., those that are on Bloomberg but aggregate RMK fund holdings < 50%:					
a. Reported value of investments that are restricted securities	$ 212,582	$ 100,802	$ 185,922	$ 136,484	$ 6,417
b. Investments that are restricted securities as % of total investments	**20%**	**27%**	**17%**	**28%**	**9%**
Total of Items D, E:	**84%**	**69%**	**75%**	**73%**	**65%**

	December 31, 2005			June 30, 2006		
	High Income Fund	Intermediate Fund	Short Term Fund	High Income Fund	Intermediate Fund	Short Term Fund
A. Reported value of Fund's portfolio securities NOT on Bloomberg	$ 419,571	$ 157,251	$ 33,459	$ 442,490	$209,375	$ 32,854
Value of such securities as % of Fund's total investments	**37%**	**28%**	**45%**	**37%**	**31%**	**50%**
B. Reported value of Fund's portfolio securities ON Bloomberg that are also held by other of the RMK open- or closed-end funds whose aggregate holdings are 20% or more of the total amount of the issue.	$ 395,040	$ 217,313	$ 5,078	$ 476,444	$343,649	$ 8,569
Value of such securities as % of Fund's total investments	**34%**	**39%**	**7%**	**40%**	**51%**	**13%**
Total of securities not on Bloomberg + 20%+ holdings	**71%**	**67%**	**52%**	**77%**	**82%**	**63%**
C. Regarding balance of Fund's portfolio securities -- i.e., those that are on Bloomberg but aggregate RMK fund holdings < 20%:						
a. Reported value of investments that are restricted securities	$ 61,447	$ 65,880	$ 6,524	$ 17,746	$ 54,162	$ 9,644
b. Investments that are restricted securities as % of total investments	**5%**	**12%**	**9%**	**1%**	**8%**	**15%**
Total of Items A - C:	**76%**	**79%**	**61%**	**79%**	**90%**	**77%**
D. Reported value of Fund's portfolio securities on Bloomberg that are also held by other of the RMK open- or closed-end funds whose aggregate holdings are 50% or more of the total amount of the issue.	$ 217,680	$ 101,427	$ 3,664	$ 326,033	$187,502	$ 2,248
Value of such securities as % of Fund's total investments	**19%**	**18%**	**5%**	**27%**	**28%**	**3%**
Total of securities not on Bloomberg + 50%+ holdings	**56%**	**46%**	**50%**	**64%**	**59%**	**53%**
E. Regarding balance of Fund's portfolio securities -- i.e., those that are on Bloomberg but aggregate RMK fund holdings < 50%:						
a. Reported value of investments that are restricted securities	$ 186,648	$ 148,679	$ 9,026	$ 98,422	$159,120	$ 13,128
b. Investments that are restricted securities as % of total investments	**16%**	**27%**	**12%**	**8%**	**24%**	**20%**
Total of Items D, E:	**72%**	**73%**	**63%**	**73%**	**83%**	**73%**

December 31, 2006			March 31, 2007		
High Income Fund	Intermediate Fund	Short Term Fund	High Income Fund	Intermediate Fund	Short Term Fund

	December 31, 2006			March 31, 2007		
	High Income Fund	Inter-medi-ate Fund	Short Term Fund	High Income Fund	Inter-medi-ate Fund	Short Term Fund
A. Reported value of Fund's portfolio securities NOT on Bloomberg	$536,840	$340,365	$44,871	$530,958	$433,021	$39,161
Value of such securities as % of Fund's total investments	**43%**	**36%**	**57%**	**44%**	**43%**	**48%**
B. Reported value of Fund's portfolio securities ON Bloomberg that are also held by other of the RMK open- or closed-end funds whose aggregate holdings are 20% or more of the total amount of the issue.	$447,822	$422,373	$ 14,316	$413,108	$416,734	$17,580
Value of such securities as % of Fund's total investments	**36%**	**45%**	**18%**	**34%**	**41%**	**22%**
Total of securities not on Bloomberg + 20%+ holdings	**79%**	**81%**	**75%**	**79%**	**84%**	**70%**
C. Regarding balance of Fund's portfolio securities -- i.e., those that are on Bloomberg but aggregate RMK fund holdings < 20%:						
a. Reported value of investments that are restricted securities	$ 3,810	$ 53,138	$ 4,397	$ 43,911	$54,167	$ 6,880
b. Investments that are restricted securities as % of total investments	**0%**	**6%**	**6%**	**4%**	**5%**	**8%**
Total of Items A - C:	**80%**	**87%**	**80%**	**82%**	**89%**	**78%**
D. Reported value of Fund's portfolio securities on Bloomberg that are also held by other of the RMK open- or closed-end funds whose aggregate holdings are 50% or more of the total amount of the issue.	$ 365,381	$195,493	$ 5,752	$335,785	$219,208	$ 9,665
Value of such securities as % of Fund's total investments	**29%**	**21%**	**7%**	**28%**	**22%**	**12%**
Total of securities not on Bloomberg + 50%+ holdings	**73%**	**57%**	**64%**	**72%**	**64%**	**60%**
E. Regarding balance of Fund's portfolio securities -- i.e., those that are on Bloomberg but aggregate RMK fund holdings < 50%:						
a. Reported value of investments that are restricted securities	$ 88,266	$223,378	$ 11,867	$ 91,210	$176,678	$14,213
b. Investments that are restricted securities as % of total investments	**7%**	**24%**	**15%**	**8%**	**17%**	**17%**
Total of Items D, E:	**80%**	**81%**	**79%**	**80%**	**82%**	**77%**

	June 30, 2007			September 30, 2007		
	High Income Fund	Inter-medi-ate Fund	Short Term Fund	High Income Fund	Inter-medi-ate Fund	Short Term Fund
A. Reported value of Fund's portfolio securities NOT on Bloomberg	$446,461	$503,112	$44,685	$160,412	$201,388	$43,393
Value of such securities as % of Fund's total investments	**43%**	**49%**	**52%**	**40%**	**43%**	**57%**
B. Reported value of Fund's portfolio securities ON Bloomberg that are also held by other of the RMK open- or closed-end funds whose aggregate holdings are 20% or more of the total amount of the issue.	$ 326,764	$ 385,307	$ 15,874	$ 136,692	$175,588	$9,666
Value of such securities as % of Fund's total investments	**31%**	**38%**	**18%**	**34%**	**38%**	**13%**
Total of securities not on Bloomberg + 20%+ holdings	**74%**	**87%**	**70%**	**74%**	**81%**	**70%**
C. Regarding balance of Fund's portfolio securities -- i.e., those that are on Bloomberg but aggregate RMK fund holdings < 20%:						
a. Reported value of investments that are restricted securities	$42,518	0	$10,330	$ 6,278	$24,616	$5,331

		June 30, 2007			September 30, 2007		
		High Income Fund	Inter-medi-ate Fund	Short Term Fund	High Income Fund	Inter-medi-ate Fund	Short Term Fund
	b. Investments that are restricted securities as % of total investments	**4%**	**0%**	**12%**	**2%**	**5%**	**7%**
	Total of Items A - C:	**78%**	**87%**	**82%**	**75%**	**86%**	**77%**
D.	Reported value of Fund's portfolio securities on Bloomberg that are also held by other of the RMK open- or closed-end funds whose aggregate holdings are 50% or more of the total amount of the issue.	$267,183	$205,526	$ 7,545	$111,147	$95,936	$5,492
	Value of such securities as % of Fund's total investments	**26%**	**20%**	**9%**	**28%**	**21%**	**7%**
	Total of securities not on Bloomberg + 50%+ holdings	**68%**	**69%**	**60%**	**67%**	**64%**	**65%**
E.	Regarding balance of Fund's portfolio securities -- i.e., those that are on Bloomberg but aggregate RMK fund holdings < 50%:						
	a. Reported value of investments that are restricted securities	$91,359	$163,052	$16,018	$26,085	$86,888	$11,804
	b. Investments that are restricted securities as % of total investments	**9%**	**16%**	**19%**	**6%**	**19%**	**16%**
	Total of Items D, E:	**77%**	**85%**	**79%**	**74%**	**82%**	**80%**

158. For the period December 31, 2004 through September 30, 2007, the following is a summary by Fund of the data in the tables in the preceding paragraph:

(a) **Short Term Fund**:

(1) The reported value of the Short Term Fund's portfolio securities that were NOT on Bloomberg was 45%-57% of the Fund's total investments.

(2) The reported value of the Short Term Fund's portfolio securities that were ON Bloomberg that were also held by the Intermediate and/or High Income Funds and/or the RMK closed-end funds whose aggregate holdings were *20% or more* of the total amount of the issue was 7%-22% of the Fund's total investments.

(3) The reported value of the Short Term Fund's portfolio securities that were ON Bloomberg that were also held by the Intermediate and/or High Income Funds and/or the RMK closed-end funds but whose aggregate holdings were *less than 20%* of the total amount of the issue *and* were *restricted* was 6%-15% of the Fund's total investments.

(4) The total of the preceding three categories is 61%-82% of the Fund's

total investments.

(5) The reported value of the Short Term Fund's portfolio securities that were ON Bloomberg that were also held by the Intermediate and/or High Income Funds and/or the RMK closed-end funds whose aggregate holdings were *50% or more* of the total amount of the issue was 3%-12% of the Fund's total investments.

(6) The reported value of the Short Term Fund's portfolio securities that were ON Bloomberg that were also held by the Intermediate and/or High Income Funds and/or the RMK closed-end funds but whose aggregate holdings were *less than 50%* of the total amount of the issue *and* were *restricted* was 9%-20% of the Fund's total investments.

(7) The total of the preceding two categories and the first category above is 63%-80% of the Fund's total investments.

(b) **Intermediate Fund**:

(1) The reported value of the Intermediate Fund's portfolio securities that were NOT on Bloomberg was 24%-49% of the Fund's total investments.

(2) The reported value of the Intermediate Fund's portfolio securities that were ON Bloomberg that were also held by the Short Term and/or High Income Funds and/or the RMK closed-end funds whose aggregate holdings were *20% or more* of the total amount of the issue was 28%-51% of the Fund's total investments.

(3) The reported value of the Intermediate Fund's portfolio securities that were ON Bloomberg that were also held by the Short Term and/or High Income Funds and/or the RMK closed-end funds but whose aggregate holdings were *less than 20%* of the total amount of the issue *and* were *restricted* was 0%-16% of the Fund's total investments.

(4) **The total of the preceding three categories is 64%-90% of the Fund's total investments.**

(5) The reported value of the Intermediate Fund's portfolio securities that were ON Bloomberg that were also held by the Short Term and/or High Income Funds and/or the RMK closed-end funds whose aggregate holdings were *50% or more* of the total amount of the issue was 17%-28% of the Fund's total investments.

(6) The reported value of the Intermediate Fund's portfolio securities that were ON Bloomberg that were also held by the Short Term and/or High Income Funds and/or the RMK closed-end funds but whose aggregate holdings were *less than 50%* of the total amount of the issue *and* were *restricted* was 16%-28% of the Fund's total investments.

(7) **The total of the preceding two categories and the first category above is 69%-85% of the Fund's total investments.**

(c) **High Income Fund**:

(1) The reported value of the High Income Fund's portfolio securities that were NOT on Bloomberg was 34%-44% of the Fund's total investments.

(2) The reported value of the High Income Fund's portfolio securities that were ON Bloomberg that were also held by the Intermediate and/or Short Term Funds and/or the RMK closed-end funds whose aggregate holdings were *20% or more* of the total amount of the issue was 31%-42% of the Fund's total investments.

(3) The reported value of the High Income Fund's portfolio securities that were ON Bloomberg that were also held by the Intermediate and/or Short Term Funds and/or the RMK closed-end funds but whose aggregate holdings were *less than 20%* of the total amount of the issue *and* were

restricted was 0%-8% of the Fund's total investments.

(4) **The total of the preceding three categories is 75%-86% of the Fund's total investments.**

(5) The reported value of the High Income Fund's portfolio securities that were ON Bloomberg that were also held by the Intermediate and/or Short Term Funds and/or the RMK closed-end funds whose aggregate holdings were *50% or more* of the total amount of the issue was 19%-29% of the Fund's total investments.

(6) The reported value of the High Income Fund's portfolio securities that were ON Bloomberg that were also held by the Intermediate and/or Short Term Funds and/or the RMK closed-end funds but whose aggregate holdings were *less than 50%* of the total amount of the issue *and* were *restricted* was 6%-20% of the Fund's total investments.

(7) **The total of the preceding two categories and the first category above is 72%-84% of the Fund's total investments.**

159. The dominance of the already illiquid market for these securities by the Funds and the closed-end funds managed by Morgan Management and Morgan Keegan caused Morgan Management and Morgan Keegan to discourage shareholders of the Funds from redeeming their shares. Redemptions forced Morgan Management to cause the Funds to sell these illiquid securities at prices lower than their estimated values, which in turn forced Morgan Management and Morgan Keegan to reduce the estimated values of these securities still held by the Funds and the RMK closed-end funds, leading to efforts to discourage redemptions by the Funds' shareholders.

160. The conflict of interest on the parts of Morgan Management and Morgan Keegan arising from the overlapping holdings by the Funds and the affiliated RMK closed-end funds with respect to managing the Funds and their liquidity risk and estimating the values of such

overlapping securities described in the preceding three paragraphs was not disclosed.

161. It was essential for the Funds, as bond funds, to maintain relatively stable NAVs so that the Funds' shareholders could redeem their shares on demand. This was necessary to avoid precipitous changes in their NAVs, which would cause shareholders to panic and seek to redeem shares, creating a run on the Funds and forcing the Funds to sell assets at what might be disadvantageous prices because they are forced to sell assets to raise cash to pay to redeeming shareholders, which is what happened.

162. As the Funds disclosed in their November 1, 2006 SAI, "Illiquid securities may be difficult to dispose of at a fair price at the times when either fund believes it is desirable to do so." This disclosure was false and misleading because "desirability" implies discretion—i.e., the absence of necessity; the greater, but undisclosed, risk is that illiquid securities are likely to be difficult to dispose of at a fair price at the times when the fund finds it is forced to do so, as when, for example, it has already sold all of its liquid securities to meet redemption demands or other liquidity needs.

163. The RMK Defendants mismanaged the Funds and wasted their assets in that the RMK Defendants ignored the liquidity and valuation risks inherent in the thinly traded, complex, structured financial instruments and further ignored the need to maintain liquidity to meet redemptions and to maintain a sufficiently stable NAV to avoid mass redemptions by the Funds' shareholders.

D. THE FUNDS' UNCERTAIN NET ASSET VALUE

164. Investment companies such as the Funds report their investment securities at value, which is defined as the quoted market price for securities for which market quotations are readily available. If market quotations are not readily available (where the fund is permitted to invest in securities for which market quotations are not readily available), they report an estimate of value (fair value) as determined in good faith by the board of directors.

165. The Funds' disclosures regarding how they valued securities for which market

quotations were not readily available underwent a confusing evolution but in all instances omitted the material facts of the magnitude of the Funds' securities whose values were being estimated and variously omitted other material facts, as follows:

(a) November 1, 2004 prospectus:

> Calculating Share Price . . .. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last-quoted bid price. The Intermediate Bond Fund and the High Income Fund normally obtain market values for their portfolio securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, or original cost plus accrued interest, both of which approximate market value. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market quote a fair value estimate made according to methods approved by the Board of Directors. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities could change on days when you can't buy or sell fund shares.

(b) November 1, 2004 SAI:

> VALUATION OF SHARES . . .. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last-quoted bid price. The Intermediate Fund and the High Income Fund normally obtain market values for their securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued normally at amortized cost or original cost plus accrued interest accrued interest, both of which approximate market. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market value a fair value estimate made according to methods approved by the Board.

(c) December 31, 2004 semi-annual report:

> . . . .Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last-quoted bid price. The funds normally obtain market values for their securities from an independent pricing service or from the use of an internal matrix

system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, or original cost plus accrued interest, both of which approximate market. Investments in open-end registered investment companies are valued at net asset value. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market value a fair value estimate made according to methods approved by the Board of Directors. The values assigned to fair value investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, such estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(d) June 30, 2005 annual report

Investment Valuations—. . . . Securities for which no sales were reported for that day are valued at the last available bid quotation on the exchange or system where the security is principally traded. Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the mean of the latest bid and asked price as furnished by an independent pricing service. Short-term debt securities having a maturity of sixty days or less from the valuation date may be valued at amortized cost, which approximates market value. Investments in open-end registered investment companies are valued at net asset value as reported by those investment companies. Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(e) November 1, 2005 prospectus:

The Short Term Bond Fund, Intermediate Bond Fund and High Income Fund normally obtain market values for their portfolio securities from an independent pricing service or from the use of an internal matrix system that derives value based on comparable securities. Debt securities with remaining maturities of 60 days or less are valued at amortized cost, or original cost plus accrued interest, both of which approximate market value. When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market quote a fair value estimate made according to methods approved by the Board of Directors. Because foreign markets may be open on days when U.S. markets are closed, the value of foreign securities could change on days when you can't buy or sell fund Shares.

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the Fund's Board. The Funds may use the fair value of a security to calculate their NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of "fair valued" portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(f) November 1, 2005 SAI:

VALUATION OF SHARES . . . . The Intermediate Fund and the High Income Fund normally obtain market values for their securities from an independent pricing service or from the use of an internal matrix system

that derives value based on comparable securities. . . . When the funds believe that a market quote does not reflect a security's true value, the funds may substitute for the market value a fair value estimate made according to methods approved by the Board.

. . .

Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. U.S. Government securities for which market quotations are available shall be valued at a price provided by an independent pricing service or primary market dealer by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than 60 days, for which market quotations are readily available, shall be valued by an independent pricing service or primary market dealer. . . .

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. The fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

There can be no assurance that the fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of fair valued portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(g) December 31, 2005 semi-annual report:

. . . Long-term debt securities, including U.S. government securities,

listed corporate bonds, other fixed income and asset-backed securities and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service. . . . Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Valuation Committee using procedures established by and under the direction of the Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(h) June 30, 2006 annual report

Investment Valuations—. . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U. S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. . . . Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(i) November 1, 2006 prospectus:

Account Policies – Calculating Share Price . . . .

Investments in securities listed or traded on a securities exchange are valued at the last quoted sales price on the exchange where the security is primarily traded as of close of business on the NYSE, usually 4:00 p.m. Eastern Time, on the valuation date. . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. . . . Investments in open-end registered investment companies are valued at net asset value as described in those investment companies' prospectuses.

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall be made in accordance with procedures approved by the fund's Board. A fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market . . . , (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

Among the more specific factors that should be considered by the Valuation Committee in determining the fair value of a security are: (1) type of security; (2) financial statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) size of the Fund's holding; (5) for restricted securities, and discount from market value of unrestricted securities of the same class at the time of purchase; (6) the existence of a shelf registration for restricted securities; (7) information as to any transactions or offers with respect to the security; (8) special reports prepared by analysts; (9) the existence of merger proposals, tender offers

or similar events affecting the security; (10) the price and extent of public trading in similar securities of the issuer or comparable companies (11) the fundamental analytical data relating to the investment; (12) the nature and duration of restrictions on disposition of the securities; and (13) and evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of "fair valued" portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(j) November 1, 2006 SAI:

VALUATION OF SHARES . . .

. . . .Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last-quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities, and unlisted securities and private placement securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than 60 days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of 60 days or less shall be valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of the Adviser, does not represent market value.

. . .

When price quotations for certain securities are not readily available or if the available quotations are not believed to be reflective of market value, those securities shall be valued at "fair value" as determined in good faith by the Adviser's Valuation Committee. Such determinations shall

be made in accordance with procedures approved by the fund's Board. A fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

There can be no assurance that a fund could purchase or sell a portfolio security at the price used to calculate the fund's NAV. In the case of fair valued portfolio securities, lack of information and uncertainty as to the significance of information may lead to a conclusion that a prior valuation is the best indication of a portfolio security's present value. Fair valuations generally remain unchanged until new information becomes available. Consequently, changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

(k) December 31, 2006 semi-annual report:

Investment Valuations . . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price. Equity and debt securities issued in private placements shall be valued on the bid side by a primary market dealer. Long-term debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities and unlisted securities, are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available shall be valued by an independent pricing service or primary market dealer. . . . Investments in open-end registered investment companies, if any, are valued at NAV as reported by those investment companies. . . . Investments for which market quotations are not readily available, or available quotations which appear to not accurately reflect the current value of an investment, are valued at fair value as determined in good faith by the Adviser's Valuation Committee using procedures established by and under the direction of the Company's Board of Directors. The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts

depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

(l) On October 3, 2007, after the Funds had already suffered a significant portion of the catastrophic losses suffered as of the initiation of this lawsuit, the Funds finally disclosed in the Funds' June 30, 2007 annual report to shareholders, although in an obscure manner buried near the end of the annual report to shareholders, most of the facts not previously disclosed, as set forth hereinafter:

Investment Valuations . . . . Securities traded in the over-the-counter market and listed securities for which no sales were reported for that date are valued at the last quoted bid price.

Equity and debt securities issued in private placements are valued on the bid side by a primary market dealer. Long-term debt securities (including U.S. government securities, listed corporate bonds, other debt and asset-backed securities, and unlisted securities and private placement securities) are generally valued at the latest price furnished by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of more than sixty days for which market quotations are readily available are valued by an independent pricing service or primary market dealer. Short-term debt securities with remaining maturities of sixty days or less are valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of Morgan Asset Management, Inc. (the "Adviser") does not represent market value.

Investments in open-end registered investment companies, if any, are valued at NAV as reported by those investment companies. Foreign securities denominated in foreign currencies, if any, are translated from the local currency into U.S. dollars using current exchange rates.

Investments for which market quotations are not readily available, or if avail-able quotations are not believed to be reflective of market value, those securities are valued at fair value as determined by the Adviser's Valuation Committee using procedures established by and under the supervision of the Company's Board of Directors. The values assigned to

fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments. Further, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. As of June 30, 2007, certain debt securities held by Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund were fair valued and the value of these securities represented approximately 29%, 51% and 59% of the net assets of the Funds.

8 Below Investment Grade Debt Securities Risk The Funds may invest in investment grade and below investment grade debt securities, including mortgage-backed and asset-backed securities. Below investment grade debt securities, commonly known as "junk bonds," involve a higher degree of credit risk than investment grade debt securities. In the event of an unanticipated default, a Fund would experience a reduction in its income, a decline in the market value of the securities so affected and a decline in the net asset value of its shares. During an economic downturn or period of rising interest rates, highly leveraged and other below investment grade issuers may experience financial stress that could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of below investment grade debt securities are generally less sensitive to interest rate changes than higher-rated investments but are more sensitive to adverse economic or political changes or individual developments specific to the issuer than higher-rated investments. Periods of economic or political uncertainty and change, such as the recent market environment, can be expected to result in significant volatility of prices for these securities. Rating Services consider these securities to be speculative in nature.

See also Note 9—Security Valuations and Subsequent Events.

9 Security Valuations and Subsequent Events Liquidity and Valuation of Portfolio Securities—Recent instability in the markets for fixed income securities, particularly mortgage-backed and asset-backed securities, has affected the liquidity of the Funds' portfolios. In addition, the Funds have experienced significant net redemptions of their shares.

Under current market conditions, many of the Funds' portfolio securities

may be deemed to be illiquid. "Illiquid securities" are generally those that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. This may result in illiquid securities being disposed of at a price different from the recorded value since the market price of illiquid securities generally is more volatile than that of more liquid securities. This illiquidity of portfolio securities may result in the Funds incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Funds' net asset values per share. The Adviser and its affiliates may periodically purchase shares of the Funds at net asset value or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Funds. From July 1, 2007 through August 31, 2007, the Adviser and its affiliates purchased approximately $30.0 million and $55.2 million in shares of Intermediate Bond Fund and High Income Fund, respectively.

The current market instability has also made it more difficult to obtain market quotations on many of the Funds' portfolio securities. In the absence of observable and reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures established and monitored by the Funds' Board of Directors.

A Fund may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a dealer or independent pricing services is inaccurate.

Among the more specific factors that are considered by the Valuation Committee in determining the fair value of a security are: (1) type of security; (2) financial statements of the issuer; (3) cost at date of purchase (generally used for initial valuation); (4) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (5) the existence of a shelf registration for restricted securities; (6) information as to any transactions or offers with respect to the security; (7) special reports prepared by analysts; (8) the existence of merger proposals, tender offers or similar events affecting the security; (9) the price and extent of public trading in similar securities of the issuer or comparable companies; (10) the fundamental analytical data relating

to the investment; (11) the nature and duration of restrictions on disposition of the securities; and (12) evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that a Fund could purchase or sell a portfolio security at the price used to calculate the Fund's NAV. Changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.

In light of the market instability and the complexity of fair value judgments, the Board of Directors, effective August 2007, has retained an independent valuation consultant to assist in determining the fair value of certain of the Funds' portfolio securities. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Funds. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process.

The degree of judgment involved in determining the fair value of an investment security is dependent upon the availability of quoted market prices or observable market parameters. When observable market prices and parameters do not exist, judgment is necessary to estimate fair value. The valuation process takes into consideration factors such as interest rate changes, movements in credit spreads, default rate assumptions, prepayment assumptions, type and quality of collateral, security seasoning, and market dislocation. Imprecision in estimating fair value can impact the amount of unrealized appreciation or depreciation recorded for a particular portfolio security and differences in the assumptions used could result in a different determination of fair value, and those differences could be material. The following table sets forth a sensitivity analysis to demonstrate the inherent volatility, on an absolute value basis, in the value of the Funds' "fair valued" investments at August 31, 2007. A hypothetical 10% change in the "fair value" of all such portfolio securities could result in an increase or decrease in valuation of the overall portfolio of the magnitude listed below. These measures do not reflect diversification benefits across categories of assets and, given the differing likelihood of such events occurring, these measures have not been aggregated:

10% Sensitivity Measure as of August 31, 2007* **	**Short Term Bond Fund**	**Intermediate Bond Fund**	**High Income Fund**
A-Rated Securities by NRSRO	$1,247,823	$15,157,193	$ 2,255,093
B-Rated Securities by NRSRO	1,059,312	18,846,403	13,757,143
C-Rated Securities by NRSRO	—	26,944	1,218,474

Other/Unrated Securities	—	599,625	12,502,886

*** *Unaudited.*

Report of Independent Registered Certified Public Accounting Firm for fiscal year ended 6/30/07 [dated 10/3/07]

. . . .

As explained in Notes 2 and 9, the financial statements include securities valued at $26,065,956 (29 percent of net assets), $514,922,503 (51 percent of net assets) and $624,867,802 (59 percent of net assets) of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund, respectively, whose fair values have been estimated in good faith by Morgan Asset Management, Inc.'s Valuation Committee under procedures established by the Funds' Board of Directors in the absence of readily ascertainable market values. However, these estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

(m) December 31, 2007 semi-annual report:

Investment Valuations . . . .

. . . .

In light of the market instability and the complexity of fair value judgments, the Funds, effective August 2007, have retained an independent valuation consultant to assist in determining the fair value of certain of the Funds' portfolio securities. Fair valuation procedures are currently being used to value a substantial portion of the assets of the Funds. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process.

166. In RMK Select Fund's June 30, 2005 annual report, the fair valued securities held by the Short Term Fund were identified, constituting approximately six percent of the Fund's net asset value. The fair valued securities held by the Intermediate and High Income Funds were not identified in RMK Select Fund's June 30, 2005 annual report.

167. The disclosures in the second preceding paragraph were materially misleading for the following reasons:

(a) Regarding all such disclosures except in the Short Term Fund's June 30, 2005

annual report and all three Funds' June 30, 2007 annual report, given the magnitude of restricted securities in the Funds' portfolios during all times relevant herein, and accordingly the magnitude of securities for which market quotations were not readily available, there was no disclosure of the following material facts:

(1) The quantity and proportion of the Funds' assets for which market quotations were not readily available and whose values had to therefore be estimated, rendering their published NAVs highly uncertain estimates,

(2) As required by SEC Form N-1A, Item 6, the effect of using fair value pricing on the valuation of the Funds' portfolios, and the Funds' respective NAVs, of a hypothetical percentage change in the estimated values of the Funds' fair-valued securities, including:

   (A) The percentage of such increase or decrease of each Fund's net assets and the dollar amount,

   (B) The percentage effect of such hypothetical change on each Fund's NAV per share on the date as of which such hypothetical change was calculated, and

   (C) To prominently and in clear, understandable plain English text display all such disclosures at the beginning of the annual report (e.g., in the Funds' president's letter to shareholders on page 1), and

(3) In the auditor's report in order to call investors' attention to the magnitude of uncertain valuations permeating the Funds' portfolios and NAVs and the effect of such uncertainty on the Funds' respective NAVs, which disclosures were first partially made on October 3, 2007 in the Funds' June 30, 2007 annual report to shareholders, which included the Funds' June

30, 2007 financial statements and PwC's audit report (dated October 3, 2007) thereon.

(b) Regarding the November 1, 2004 prospectus and SAI, there was no disclosure of the following material facts:

(1) That values derived from pricing services and matrix systems are estimates of values subject to uncertainty that may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material,

(2) That such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(3) Whether the Funds actually held securities whose values were estimated, and

(4) The factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(c) Regarding the Intermediate and High Income Funds' December 31, 2004 semi-annual report, there was no disclosure of the following material facts:

(1) That values derived from pricing services and matrix systems are estimates of values subject to the disclosed inherent uncertainty of valuation,

(2) That such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would

likely result in the substantial reductions in the values of such securities,

(3) Whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(4) The factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(d) Regarding the Intermediate and High Income Funds' June 30, 2005 annual report,

(1) There was no disclosure of the following material facts:

(A) That values derived from pricing services for thinly traded securities are estimates of values subject to the disclosed inherent uncertainty of valuation,

(B) That such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(C) Whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(D) The factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment,

and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity; and

(2) Reference to the "internal matrix system" disclosed in the previous prospectus, SAI and semi-annual report is omitted with no disclosure as to the effect on the Funds' valuations of the apparent change in valuation methodology or why such a change was made.

(e) Regarding the November 1, 2005 prospectus and SAI, there was no disclosure of the following material facts:

(1) That values derived from pricing services and matrix systems are estimates of values subject to the disclosed inherent uncertainty of valuation,

(2) That such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(3) The extent to which the Funds actually held securities for which there were no readily available market quotations and whose values must therefore be estimated and were subject to the disclosed valuation risks and uncertainties, and

(4) The factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(f) Regarding the Funds' December 31, 2005 semi-annual report,

(1) There was no disclosure of the following material facts:

(A) That values derived from pricing services for thinly traded securities are estimates of values subject to the disclosed inherent uncertainty of valuation,

(B) That such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(C) Whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(D) The factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity; and

(2) Reference to the "internal matrix system" disclosed in the previous prospectus, SAI and semi-annual report is omitted, with no disclosure as to the effect on the Funds' valuations of the apparent change in valuation methodology or why such a change was made.

(g) Regarding the Funds' June 30, 2006 annual report,

(1) There was no disclosure of the following material facts:

(A) That values derived from pricing services for thinly traded securities are estimates of values subject to the disclosed inherent uncertainty of valuation,

(B) That such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(C) Whether the Funds actually held securities whose values were subject to the disclosed valuation risks and uncertainties, and

(D) The factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity; and

(2) Reference to the "internal matrix system" disclosed in the previous prospectus, SAI and semi-annual report is omitted, with no disclosure as to the effect on the Funds' valuations of the apparent change in valuation methodology or why such a change was made.

(h) Regarding the November 1, 2006 prospectus, there was no disclosure of the following material facts:

(1) Whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities and whether pricing service valuations or matrix pricing are based on, or are deemed to be the same as, readily available market quotations or are based on estimated values and, therefore, the extent to which the valuation of portfolio securities is not based on readily available market quotations but on estimated values,

(2) The risks regarding estimated valuations of thinly traded (i.e., illiquid) structured financial instruments—e.g., that values derived for as much as half or more of the Funds' securities are nothing more than estimates of values subject to inherent uncertainty that may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material,

(3) That such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs, exposing the Funds' shareholders to the risk of catastrophic losses, and

(4) Whether and the extent to which the Funds actually held securities whose values were estimated and that were subject to the factors considered in estimating the fair value of such securities, which for the first time began to reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(5) Given the omission of any reference to matrix pricing in the November 1, 2006 prospectus, there was no disclosure of what appears to have been a material change in the pricing sources and methodologies used by the Funds that occurred some time during the period relevant herein, the effect of such change on the Funds' valuations, and why such change was made.

(i) Regarding the November 1, 2006 SAI, there was no disclosure of the following

material facts:

(1) Whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities,

(2) That such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(3) Whether and the extent to which the Funds actually held securities whose values were estimated and subject to the disclosed valuation risks and uncertainties, and

(4) The factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to derive such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

(j) Regarding the December 31, 2006 semi-annual report, there was no disclosure of the following material facts:

(1) Whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities,

(2) That values derived for some portion of the Funds' securities are estimates of values subject to the disclosed valuation risks and uncertainties,

(3) That such securities were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs,

(4) Whether and the extent to which the Funds actually held securities whose values were estimated and subject to the disclosed valuation risks and uncertainties, and

(5) The factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to estimate such values and the inherent uncertainty of such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity.

168. Based on the Funds' statements set out in paragraph 165, Defendants knew the extent to which the Funds' portfolios were subject to the need to estimate the values thereof because of the substantial amount of investments for which market quotations were not readily available, and thus knew the extent to which the Funds' published NAVs were highly uncertain estimates.

169. Defendants knew the effect of using fair value pricing, and of the uncertainty inherent in such estimated valuations, on the valuation of the Funds' portfolios and the Funds' respective NAVs and, in fact, did, in connection with the Funds' 2007 audited financial statements, calculate the effect of a hypothetical percentage change in the estimated values of the Funds' fair-valued securities, on:

(a) The percentage of such increase or decrease of each Fund's net assets and the dollar amount, and

(b) The percentage effect of such hypothetical change on each Fund's NAV per share on the date as of which such hypothetical change was calculated.

170. If Defendants did not know the effect of using fair value pricing on the valuation of the Funds' portfolios, and on the Funds' respective NAVs, of the uncertainty inherent in

such valuations and of a hypothetical percentage change in the estimated values of the Funds' fair-valued securities, they should have known or recklessly disregarded this information.

171. Defendants knew, should have known, or recklessly ignored the following:

(a) Values for thinly traded securities derived from pricing services and matrix systems are estimates of values subject to the inherent uncertainty of such valuations, and such valuations may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material;

(b) Securities whose values had to be estimated were vulnerable to becoming suddenly unsalable at their estimated values upon shifting market sentiments that would likely result in the substantial reductions in the values of such securities and the Funds' NAVs, exposing the Funds' to the risk of catastrophic losses because of the Funds' heavy investments in such securities;

(c) The extent to which the Funds held securities for which there were no readily available market quotations and whose values had therefore to be estimated and were subject to the partially disclosed valuation risks and uncertainties;

(d) The factors considered in estimating the fair value of such securities, which would reveal the substantial judgment and subjectivity required to estimate such values and the inherent uncertainty of such values, the vulnerability of such valuations to changing market sentiments, the complexity of the investment, and the adverse effect of such judgment, subjectivity and complexity on the ability to easily sell the investment—i.e., liquidity;

(e) Whether and to what extent the Funds relied on pricing services or matrix pricing for the values of their securities and whether pricing service valuations or matrix pricing are based on, or are deemed to be the same as, readily available

market quotations or are based on estimated values and, therefore, the extent to which the valuation of portfolio securities is not based on readily available market quotations but on estimated values;

(f) The risks regarding estimated valuations of thinly traded (i.e., illiquid) structured financial instruments—e.g., that values derived for as much as half or more of the Funds' securities are nothing more than estimates of values subject to inherent uncertainty that may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material; and

(g) In view of the change in disclosures regarding the use of an internal matrix pricing system, whether there was a change in the pricing sources and methodologies used by the Funds during the period 2004-2006 and why.

172. Because Morgan Management and Morgan Keegan were unable to determine the values of a large portion of the Funds' securities, the Funds were unable to file and issue their annual report for their fiscal year ended June 30, 2007 by the required filing date of August 29, 2007.

173. In a NT-NSAR, filed on August 30, 2007, the Funds said that they could not timely file their annual reports for their fiscal year ended June 30, 2007, because their assets had been difficult to price due to the subprime mortgage crisis.

174. Reuters reported on September 17, 2007, that the Funds could not file their annual reports for their fiscal year ended June 30, 2007, because their assets had been difficult to price due to the subprime mortgage crisis.

175. Because Morgan Management and Morgan Keegan were unable to value a large portion of the Funds' portfolios for the Funds' June 30, 2007 financial statements, Morgan Management engaged an "independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities." This "independent valuation consultant"

was Hyperion Brookfield Asset Management, Inc. ('HBAM"), a New York based investment adviser and asset manager with professed expertise in fixed income securities of the type in which the Funds heavily invested. HBAM was an investment adviser for several fixed income mutual funds.

176. In a prospectus supplement filed with the SEC by the Funds on August 13, 2007, the Funds disclosed the following (emphasis supplied):

> ***Liquidity and Valuation of Portfolio Securities.***
>
> Recent instability in the markets for fixed income securities, particularly mortgagebacked and asset-backed securities, has affected the liquidity of the Fund's portfolio. In addition, the Fund has experienced significant net redemptions of its shares. It is uncertain how long and to what extent these conditions will continue.
>
> Under current market conditions, many of the Fund's portfolio securities may be difficult to sell at a fair price when necessary to pay for redemptions from the Fund and for other purposes. This illiquidity of portfolio securities may result in the Fund incurring greater losses on the sale of some portfolio securities than under more stable market conditions. Such losses can adversely impact the Fund's net asset value per share. The Adviser and its affiliates may periodically purchase shares of the Fund or take other steps to provide liquidity but are not required to do so. Moreover, there is no assurance that these measures would be sufficient to avoid adverse impact on the Fund.
>
> The current market instability has also made it more difficult to obtain realistic values for the Fund's portfolio securities based on market quotations. In the absence of reliable market quotations, portfolio securities are valued by the Adviser at their "fair value" under procedures established and monitored by the Fund's Board of Directors. Fair valuation procedures are currently being used to *value a substantial portion of the assets of the Fund. The "fair value" of securities may be difficult to determine and thus judgment plays a greater role in this valuation process*. In light of the market instability and the *complexity of fair value judgments*, the Board of Directors has retained an independent valuation consultant to assist in determining the fair value of certain of the Fund's portfolio securities. For more information on fair valuation, consult the Prospectus section entitled "Account Policies – Calculating Share Price."

177. By letter to the Funds' shareholders on August 10, 2007, Defendant Kelsoe, the Funds' manager, stated the following (emphasis supplied):

So why is this happening, and what is the impact on our closed end and open end funds? In my opinion, the de-leveraging, or sell-off of securities, by hedge funds and other financial institutions has created an *excessive supply of all types of fixed income securities*. This oversupply has pressured the balance sheets of all of Wall Street such that bid/offer spreads have widened and liquidity has dramatically declined over the last 30 to 60 days. Not only is supply higher than demand, but it exceeds the capacity to take these fixed income securities. Additionally, the rating agencies' sudden and drastic actions in downgrading securities have exacerbated these problems by triggering covenant violations and margin calls and creating even more supply in a very thin market.

Just this week, we've learned that a number of mortgage companies are having major problems, including American Home Mortgage, C-Bass, Luminent Mortgage and, most recently, Home Bank. These are not sub-prime lenders, but they are still finding it difficult to get financing to originate loans. Their problems have a direct or indirect impact on the market for all mortgage securities due to their size in the loan origination and servicing arenas.

At the annual shareholder meeting for our closed end funds just four weeks ago, we talked about the distinction between Net Asset Value (NAV) and market value. At that time, market values on all the funds had dropped to be more in line with the underlying NAV, or market value of the securities held in the portfolio. In the past few weeks there has been more volatility and downward pressure on the NAVs as a result of the difficulties in valuing these securities. *Unlike stocks that trade openly on exchanges and whose value can easily be determined at any point of the day, mortgage-related securities and CDOs trade via individual bids and offers made on trading desks across Wall Street.* As I mentioned earlier, the spreads between bid and offer prices continue to widen.

The lower valuations are no longer just showing up in the sub-prime mortgage securities as we have seen the pressure move further up the credit ladder to impact even AAA-rated bonds. Every fixed income security is subject to being devalued in this market, without regard to credit quality. Even bonds which continue to meet their payment schedules are under pricing pressure now. Commercial and corporate credit are feeling the crunch, and it is even beginning to touch stock values. As has been our practice with regard to the dividend, we will provide information to our board in the coming weeks in regard to the income expectations of the portfolios for the next few months.

178. By letter to the Funds' shareholders on November 7, 2007, Defendant Kelsoe, the Funds' manager, stated the following (emphasis supplied):

Certainly some sectors have been more affected than others; one example in the

headlines are CDO's. A key component that drives CDO pricing is the likelihood that future cash flows will continue to be received by various credit layers of the CDO in a timely manner. Certain events, such as downgrades, can cause a CDO manager or trustee to view the likelihood of cash flows to be lower than previously expected. This *potential loss of cash flow to the lower-rated tranches will obviously be a catalyst for weaker prices* of the bonds from these tranches. And when these events take place *in an already illiquid market*, such as the current one, the *downward pressure on market pricing is considerably magnified.*

With all this as a backdrop, our portfolios have been pressured across the board. *Many of our holdings are in the form of structured finance* created with real-estate related securities as collateral; *other areas of structured finance* categories include corporate bonds and loans, equipment leases and commercial real estate. Even the asset classes that are performing well have been severely devalued due to the CDO packaging. We have no crystal ball of what the future holds but continue to diligently manage the portfolios in the difficult environment.

In an effort to publish information beneficial to our shareholders in this uncertain time below we have provided information to general questions related to the funds:

What exactly do you invest in?

Our investment objectives are clearly stated in the prospectus of each fund, but in general, *we have always invested a large portion of our portfolios in "structured finance" fixed income securities.* Without going into great detail explaining structured finance, it is a fair assumption to say *the weakness in the portfolios relates to this area of investment.* A large portion of structured finance securities are created with mortgage-related securities as the underlying collateral. In the current market, uncertainty regarding real estate has caused these securities to decline in value. To compound the problem the secondary market in which these securities trade has become *very* illiquid. The primary market makers in this space had been the large "wire house" broker/dealers. In the current environment the dealers are long (own) enormous amounts of these deals that they are still trying to sell. Suffice it to say, the main participants in the secondary market are all sellers at this point.

The net asset values of the funds appear to decline everyday. Can you explain?

Part of the explanation is in our answer above. The worries regarding the real estate market are weighing on the perceived value of the securities we hold. The illiquidity of the secondary market for many of the securities we hold also is a contributing factor to the declining net asset value. Like all financial markets there must be a buyer for every seller. In the current market, many of the normal

> dealers (many have been in the news taking write-downs on their balance sheets) that typically provide the trading liquidity of these securities are no longer providing such liquidity. In many cases *where there is no trading activity, bonds fall into a vacuum and are valued based on models projecting future cash flows*. There are no optimistic projections at this time!

179. The Funds' portfolio manager attributes the Funds' losses primarily to its investments in structured financial instruments when market sentiment for these securities turned negative and everyone was trying to sell these securities at the same time. Funds' 2007 annual report pp. 14-15, 32-33.

180. The market dislocations to which Kelsoe and Morgan Management attribute the dramatic decline in the Funds' NAVs in the summer and fall of 2007 had not occurred in 2006, were foreseeable and were actually foreseen by the RMK Defendants, and were disclosed in the prospectuses relating to many of the securities purchased by the Funds. *See* paragraph 146 *supra*.

181. In the foregoing paragraphs 176-78, Defendants (i) revealed for the first time the previously undisclosed risks that lurked in the Funds' portfolios, and (ii) confirmed that the causes of the Funds' losses were the realization of the previously undisclosed risks.

182. In valuing the Funds' thinly traded securities, or securities for which no market quotations were readily available, those securities' lack of a liquid market and committed market makers, *inter alia*, should have been taken into account in valuing the Funds' portfolios but were not.

183. During at least 2006 and 2007, most if not all of the high-yield and structured financial instruments and mortgage/asset-backed securities purchased by the Funds were not traded on organized exchanges, and the terms of such securities were not standardized.

184. Throughout all times relevant herein, multiple market quotations (quotations based on actual sale/purchase transactions in the market for such securities) were not readily available for most if not all of the high-yield and structured financial instruments and mortgage/asset-backed securities purchased by the Funds during 2006 and 2007.

185. According to SOP 93-1, the market risk of the high-yield and structured financial instruments and mortgage/asset-backed securities in which the Funds invested is often heightened by the absence of centralized exchanges for such securities and relatively thin trading markets, which make it difficult to liquidate holdings quickly and efficiently at any specific time and increase the volatility of the market price. There is generally no centralized or regulated procedure for pricing the high-yield and structured financial instruments and mortgage/asset-backed securities in which the Funds invested. Determination of market prices is difficult given the illiquid or sometimes nonexistent trading market for these securities.

186. Because multiple market quotations were not readily available on most, if not all, days during 2006-2007 for most, if not all, of the high-yield and structured financial instruments and mortgage/asset-backed securities purchased and/or held by the Funds invested during that period, the values of such securities were required to be estimated in good faith. Such good faith security value estimates present unique reporting problems and financial statement disclosures issues.

187. Securities should be stated in financial statements at amounts that represent what could be realized on a current sale. In the absence of bona fide offers to buy, those amounts are generally not determinable for securities that do not have readily ascertainable market values. The fair valuation procedures that funds' boards of directors are required to employ in such circumstances are designed to approximate the values that would have been established by market forces and are therefore subject to uncertainties.

188. The prices provided by the pricing service or an internal matrix system used by the Funds during all times relevant herein were estimates of value and were therefore subject to uncertainties.

189. Because of the Funds' uncertain net asset value and because of the unavailability of market quotations for the extraordinarily large amount of high-yield and structured

financial instruments and mortgage/asset-backed securities held by the Funds, the Funds' published asset valuations and net asset values during all times relevant herein were materially misstated because of the failure to disclose the uncertainty thereof and the failure to disclose the materiality of such uncertainty by disclosing the significant proportion of the Funds' respective portfolios subject to such uncertainty and the effect of such uncertainty on the Funds' NAVs, which concealed the great potential for catastrophic losses by the Funds.

190. The Funds' board of directors was required to satisfy itself that all relevant factors were considered in valuing the Funds' portfolio securities during all times relevant herein and that the method or methods used to estimate value were acceptable. The Funds' board of directors did not satisfy itself either that all relevant factors were considered in valuing the Funds' portfolio securities or that the method or methods used to estimate value were acceptable.

E. THE RMK DEFENDANTS DID NOT MAINTAIN THE FUNDS' NAV STABILITY, AS THEY REPRESENTED THEY WOULD

191. In its Prospectus dated November 1, 2006, the High Income Fund disclosed that Morgan Management, in managing the High Income Fund's portfolio, would seek "a more stable net asset value" than would result from investing only in below investment grade corporate bonds. To that end, the RMK Defendants disclosed that they would (emphasis supplied):

> employ an active management approach that will emphasize the flexibility to allocate assets across a wide range of asset classes and thereby provide the advantages of a *widely diversified high income portfolio*. . . . In addition to the traditional below investment grade corporate market, the Adviser will strategically utilize asset-backed securities, mortgage-backed securities and other structured finance vehicles as well as convertible securities, preferred stock and other equity securities. The Adviser believes that the opportunity to acquire a diverse set of assets will contribute to higher total returns and a *more stable net asset value* for the fund *than would result from investing in a single sector of the debt market such as below investment grade corporate bonds*. . . .

192. An investor could reasonably conclude that the High Income Fund would be managed in a way to achieve greater NAV stability – i.e., less risk to an investor's capital – than

other high-yield funds that invest primarily in below investment-grade bonds. As an additional enticement, the RMK Defendants said such diversification would also contribute to higher total returns, besides the greater NAV stability.

193. Instead of "strategically utiliz[ing] asset-backed securities, mortgage-backed securities and other structured finance vehicles in addition to the traditional below investment grade corporate market," Defendant Morgan Management so concentrated the High Income Fund's portfolio in the "asset-backed securities, mortgage-backed securities and other structured finance vehicles" as to cause the Fund to be undiversified and unlike other high-yield funds.

194. The disclosure recited in paragraph 191 was not made with respect to the Intermediate Fund, even though the RMK Defendants also caused that Fund to invest heavily in structured securities, while almost all other intermediate term fixed income funds did not, or the Short Term Fund, even though the RMK Defendants caused that Fund to invest an extraordinary amount of its portfolio in such investments, as compared with almost all other short-term fixed income funds.

195. Recognizing the need to maintain "liquidity and flexibility" as a "defensive tactic" in "unusual market conditions," the Intermediate Fund disclosed that it would invest in investment-grade short-term securities.

196. The Short Term Fund advertised in the Funds' common prospectuses that it would maintain an average portfolio maturity of three years or less to limit "principal fluctuations"—i.e., preserve capital, which was its investment objective.

197. Contrary to how the RMK Defendants said they would manage the Funds, the RMK Defendants failed to manage the Funds to maintain liquidity and stable NAVs.

F. THE RMK DEFENDANTS DID NOT LIMIT THE FUNDS' INVESTMENTS IN A SINGLE INDUSTRY, AS THE FUNDS REPRESENTED THAT THEY WOULD

198. The Funds were exposed to an undisclosed concentration risk: the risk that a

heavy concentration in a sector or in a type of fixed income security may result in a loss if that sector or type of security goes out of favor due to changing market sentiments or economic conditions, particularly if those securities trade in a thin market.

199. The Funds were subject to a "fundamental" investment restriction that prohibited them from investing more than 25% of the Fund's total assets in the same industry. The Funds represented in their SAI that they "may not . . . [p]urchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, 25% or more of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

200. A "fundamental" investment restriction is one that cannot be changed without shareholder approval. A violation of a "fundamental" investment restriction is a violation of section 13 of the ICA.

201. Instead of adhering to this fundamental investment restriction, the RMK Defendants managed the Funds in such a manner as to expose them to concentration risk: the risk that a heavy concentration in one sector or in a type of fixed income security may result in a loss if that sector or type of security goes out of favor due to changing market sentiments or economic conditions, particularly if those securities trade in a thin market.

202. The three Funds violated the investment restriction against investing more than 25% in the same industry by investing more than 25% of total assets in securities issued by companies engaged in the mortgage loan industry, securities that are derivatives or packages of mortgage loans, and other securities dependent upon or related to the mortgage loan industry. For example, Bloomberg reports that, as of June 30, 2007, the asset allocation of each of the Funds was as follows:

(a) High Income Fund was as follows:

- Government securities 0.00%

- Corporate bonds 25.09%
- Mortgages 52.32%
- Preferred stock 5.91%
- Municipal bonds 0.01%
- Equity 11.57%
- Cash and other 5.09%

(b) Intermediate Fund was as follows:

- Government securities 0.11%
- Corporate bonds 41.65%
- Mortgages 54.71%
- Preferred stock 2.67%
- Municipal bonds 0.00%
- Equity 0.00%
- Cash and other 0.87%

(c) Short Term Fund was as follows:

- Government securities 13.48%
- Corporate bonds 32.05%
- Mortgages 54.11%
- Cash and other 0.00%

203. The RMK Defendants represented that they knew how the assets of the Funds were allocated.

(a) As of June 30, 2007, Defendants disclosed the following allocation for the High Income Fund:

- Corporate Bonds 27.9%
- Collateralized Debt Obligations 21.0%
- Collateralized Mortgage Obligations 16.1%
- Common Stocks 11.9%
- Preferred Stocks 6.1%

• Equipment Leases	6.0%
• Home Equity Loans	4.7%
• Collateralized Loan Obligations	4.4%
• Franchise Loans	0.2%
• Other	0.1%
• Short-Term Investments	1.6%
• Total	100.0%

(b) As of June 30, 2007, Defendants disclosed the following allocation for the Intermediate Fund:

• Corporate Bonds	42.8%
• Collateralized Debt Obligations	24.8%
• Collateralized Mortgage Obligations	14.7%
• Home Equity Loans	5.1%
• Equipment Leases	3.6%
• Preferred Stocks	2.7%
• Government & Agency Securities	2.2%
• Certificate-Backed Obligations	1.8%
• Manufactured Housing Loans	1.0%
• Credit Cards .	0.5%
• Franchise Loans	0.5%
• Short-Term Investments	0.3%
• Total	100.0%

(c) As of June 30, 2007, Defendants disclosed the following allocation for the Short Term Fund:

• Corporate Bonds	32.5%
• Collateralized Debt Obligations	16.6%
• Collateralized Mortgage Obligations	14.9%

- Government & Agency Securities 9.5%
- U.S. Treasury Obligations 5.8%
- Home Equity Loans 3.1%
- Equipment Leases 5.1%
- Commercial Loans. 3.6%
- Preferred Stocks 2.7%
- Certificate-Backed Obligations 2.3%
- Franchise Loans 0.8%
- Short-Term Investments 3.1%
- Total 100.0%

These disclosures concealed the extent to which the Funds were concentrated in mortgage-related investments.

204. According to the Intermediate Fund's June 30, 2005 annual report to shareholders, 32.2% of its total investments was invested in home equity loans and CMOs; however, in view of the nondisclosure of the Fund's full exposure to mortgage-related investments as of June 30, 2007, the Fund's mortgage-related investments likely exceeded the disclosed percentage (e.g., 9.5% was invested in CDOs, which likely included mortgage-related instruments).

205. According to the Intermediate Fund's December 31, 2005 semi-annual report to shareholders, 27.1% of its total investments was invested in home equity loans and CMOs; however, in view of the nondisclosure of the Fund's full exposure to mortgage-related investments as of June 30, 2007, the Fund's mortgage-related investments likely exceeded the disclosed percentage (e.g., 14.6% was invested in CDOs, which likely included mortgage-related instruments).

206. According to the High Income Fund's June 30, 2005 annual report to shareholders, over 27% of its total investments was invested in home equity and manufactured housing loans and CMOs; however, in view of the nondisclosure of the Fund's full exposure to mortgage-related investments as of June 30, 2007, the Fund's mortgage-related investments likely

exceeded the disclosed percentage.

207. According to the Short Term Fund's June 30, 2005 annual report to shareholders, over 45% of its total investments was invested in commercial and residential mortgage backed securities.

208. At no time during all times relevant herein did Defendants disclose that disclosed and undisclosed concentrations described in the preceding eight paragraphs violated the 25% limit on investments in the same industry.

209. Besides impermissible industry concentration, the Funds were managed by the RMK Defendants in such a manner as to expose them to an undisclosed concentration of credit and market risk in that the Funds' portfolios were heavily invested in structured financial instruments and in a single industry, which risk required financial statement disclosure under Generally Accepted Accounting Principles. Thus, aside from whether the Funds' investments in mortgage- or real estate-related securities violated the letter of the 25% restriction on investing in a single industry, the Funds nevertheless were subject to the undisclosed concentration of market and credit risk with respect to such investments.

G. THE RMK DEFENDANTS CAUSED THE HIGH INCOME AND INTERMEDIATE FUNDS TO MISREPRESENT THE PERCENTAGE OF ASSET-BACKED SECURITIES HELD BY THEM

210. The percentages of Intermediate Fund's and High Income Fund's portfolios invested in asset-backed securities were reported to be less than the actual percentages because "preference shares" were reported as "preferred stock" and "Corporate Bonds – Special Purpose Entities" were reported as "corporate bonds," whereas both types of securities are asset-backed securities.

211. "Preference shares" are not corporate preferred stock. Preference shares in asset-backed securities deals, also known as "equity tranches," are equivalent to purchasing the entire portfolio of underlying assets with a margin loan equal to the face value of the other tranches offered and with margin interest payments equal to the interest paid to investors in those

tranches. These are the most highly leveraged tranches in asset-backed deals. By purchasing preference shares, the Funds were investing in the assets collateralizing a given structured finance deal leveraged up 50 or more times. Almost all of the securities in the Funds' portfolios classified by the RMK Defendants as "preferred stock" were "equity tranches."

212. Virtually all of the securities in the Funds' portfolios classified by the RMK Defendants as "corporate bonds – special purpose entities" were not really corporate bonds but were asset-backed securities. Craig McCann, *Regions Morgan Keegan: The Abuse of Structured Finance*, January 31, 2009, pp. 7.

213. The RMK Defendants caused the Funds to understate the extent to which asset-backed securities constituted the Intermediate and High Income Funds' portfolios by misrepresenting asset-backed securities as "preferred stock" or as "corporate bonds – special purpose entities." The following table shows the securities classified as "preferred stock" or as "corporate bonds – special purpose entities" in the Form N-CSR annual and semi-annual reports and Form N-Q quarterly reports to the SEC during all times relevant herein, a substantial portion of which was asset-backed securities, as a percentage of the Funds' respective net assets and the total percentage of net assets if such securities are included with what the RMK Defendants classified as asset-backed securities (including mortgage-backed securities):

Period Ending:	Intermediate Fund (% of Net Assets)			High Income Fund (% of Net Assets)			Short Term Fund (% of Net Assets)		
	Corporate Bonds – Special Purpose Entities	Preferred Stock	Total Asset-Backed Securities	Corporate Bonds – Special Purpose Entities	Preferred Stock	Total Asset-Backed Securities	Corporate Bonds – Special Purpose Entities	Preferred Stock	Total Asset-Backed Securities
12/31/04	0	0.1	**87.5**	0	0.2	**72.4**	NA	NA	NA
6/30/05	1.7	0.1	**85.3**	1.7	0.2	**66.4**	4.2	0	**53.9**
12/31/05	5.4	0	**80.9**	1.2	1.0	**76.1**	2.8	0	**50.2**
6/30/06	7.0	0	**82.4**	1.6	1.6	**61.3**	1.5	0	**55.1**
9/30/06	8.9	0	**79.0**	1.6	3.0	**63.1**	2.4	0	**53.9**
12/31/06	13.2	1.2	**77.8**	6.3	3.6	**64.9**	1.9	1.0	**45.2**
3/31/07	16.6	2.7	**73.6**	7.3	5.2	**67.5**	7.5	0.9	**56.9**
6/30/07	17.2	3.6	**73.3**	7.8	6.0	**65.7**	5.6	0.9	**54.2**
9/30/07	24.7	4.8	**78.8**	11.7	5.1	**68.2**	6.5	1.0	**44.2**

Period Ending:	Intermediate Fund (% of Net Assets)			High Income Fund (% of Net Assets)			Short Term Fund (% of Net Assets)		
	Corporate Bonds – Special Purpose Entities	Preferred Stock	Total Asset-Backed Securities	Corporate Bonds – Special Purpose Entities	Preferred Stock	Total Asset-Backed Securities	Corporate Bonds – Special Purpose Entities	Preferred Stock	Total Asset-Backed Securities
12/31/07	32.4	4.4	**84.9**	14.3	0.6	**59.3**	9.0	0.1	**41.9**
4/30/08	9.3	4.1	**78.5**	0	0	**63.5**	0.1	0	**68.2**

214. Securities of the same type as a substantial portion of the values and percentages shown in the preceding table as "preferred stock" and "corporate bonds – special purpose entities" were reclassified from those categories to asset-backed securities in the reports for the periods ended September 30, 2007, December 31, 2007 and April 30, 2008, without disclosing the reclassification or the significance thereof.

215. For example, the RMK Defendants caused the High Income Fund to disclose its investments in asset-backed securities to be 55% of the Fund's net assets as of March 31, 2007; based on the reclassification of "preferred stock' and "corporate bonds – special purpose entities" in the Fund's annual report as of April 30, 2008, the High Income Fund's investments in asset-backed securities as of March 31, 2007 were 66.6% of net assets, a 20% increase, with corresponding percentage reductions in the Fund's investments in corporate bonds (29% corrected to 22%) and preferred stock (5% corrected to 0.4%). Craig McCann, *Regions Morgan Keegan: The Abuse of Structured Finance*, January 31, 2009, p. 11.

216. For a second example, the RMK Defendants caused the Intermediate Fund to disclose its investments in asset-backed securities to be 54% of the Fund's net assets as of March 31, 2007; based on the reclassification of "preferred stock' and "corporate bonds – special purpose entities" in the Fund's annual report as of April 30, 2008, the Intermediate Fund's investments in asset-backed securities as of March 31, 2007 were 63% of net assets, a 17% increase, with corresponding percentage reductions in the Fund's investments in corporate bonds (37% corrected to 29%) and preferred stock (2.7% corrected to 1.6%). *Id.*

217. The following table shows the significance for the Intermediate and High Income

Funds of the materially misleading misclassifications described in the preceding eight paragraphs as of March 31, 2007:

Asset Class	Intermediate Fund		High Income Fund	
	As Reported	Corrected	As Reported	Corrected
Asset-backed securities	**54.3%**	**63.3%**	**55.0%**	**66.6%**
Corporate bonds	**36.7%**	**28.8%**	**28.7%**	**21.8%**
Government & agency securities	2.4%	2.4%		
Municipal securities			0.1%	0.1%
Common stocks			9.0%	9.0%
Preferred stocks	**2.7%**	**1.6%**	**5.2%**	**0.4%**
Cash	3.6%	3.6%	1.8%	1.8%
Other assets & liabilities	0.2%	0.2%	0.2%	0.2%
Net assets	100.0%	100.0%	100.0%	100.0%

Id.

218. The Intermediate and High Income Funds' heavy investments in structured finance securities were inconsistent with their investment objectives. Upon taking over management of these Funds from Morgan Management in July 2008, HBAM stated, in view of its "main priority" to be "to manage the Funds according to their stated investment objectives as outlined in the prospectus," its long-term strategy for the Funds was to increase exposure to high-yield and investment-grade corporate bonds and to decrease exposure to structured products and residential mortgage-backed securities."

H. THE RMK DEFENDANTS DID NOT LIMIT THE FUNDS' USE OF LEVERAGE, AS THE FUNDS SAID THEY WOULD

219. In the SAIs for 2006, the Funds disclosed during all times relevant herein that, as a fundamental investment restriction, they would not use leverage for investment purposes but only on a temporary or emergency basis and would not borrow except from a bank or pursuant to reverse purchase agreements:

- The following are Intermediate Bond Fund's and High Income Fund's fundamental investment limitations set forth in their entirety. Each fund may not: . . . (2) Borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (in-

cluding the amount borrowed) less liabilities (other than borrowings)...

- The following investment limitations are not fundamental, and may be changed by the Board without shareholder approval. Intermediate Bond Fund and High Income Fund: ...(4) May borrow money only (a) from a bank, or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of fundamental investment limitation (2).

220. The Funds also disclosed in their SAIs during all times relevant herein some of the risks arising from leverage created from borrowings used to purchase securities:

> To the extent the income or capital growth derived from securities purchased with funds received from leverage exceeds the cost of leverage, a fund's return will be greater than if leverage had not been used. Conversely, if the income or capital growth from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return to a fund will be less than if leverage had not been used, and therefore the amount available for distribution to shareholders as dividends and other distributions will be reduced.

221. Similarly, the Funds' SAI disclosures regarding collateralized mortgage obligations failed to disclose the leverage risks embedded in the low-priority high risk tranches of the structured finance deals in which the Funds invested:

- In a CMO, a series of bonds or certificates is issued in multiple classes. Each class of CMO, also referred to as a "tranche," is issued at a specific fixed or floating coupon rate and has a stated maturity or final distribution date. Principal prepayments on the Mortgage Assets may cause CMOs to be retired substantially earlier than their stated maturities or final distribution dates. Interest is paid or accrued on all classes of a CMO (other than any principal-only class) on a monthly, quarterly or semi-annual basis. The principal and interest on the Mortgage Assets may be allocated among the several classes of a CMO in many ways. In one structure, payments of principal, including any principal prepayments, on the Mortgage Assets are applied to the classes of a CMO in the order of their respective stated maturities or final distribution dates so that no payment of principal will be made on any class of the CMO until all other classes having an earlier stated maturity or final distribution date have been paid in full. In some CMO structures, all or a portion of the interest attributable to one or more of the CMO classes may be added to the principal amounts attributable to such classes, rather than passed through to certificate holders on a

current basis, until other classes of the CMO are paid in full.

- INVESTMENTS IN SUBORDINATED SECURITIES. Each fund may invest in subordinated classes of senior-subordinated securities ("Subordinated Securities"). Subordinated Securities have no governmental guarantee, and are subordinated in some manner as to the payment of principal and/or interest to the holders of more senior mortgage-backed or asset-backed securities arising out of the same pool of assets. The holders of Subordinated Securities typically are compensated with a higher stated yield than are the holders of more senior securities. On the other hand, Subordinated Securities typically subject the holder to greater risk than senior securities and tend to be rated in a lower rating category (frequently a substantially lower rating category) than the senior securities issued in respect of the same pool of assets. Subordinated Securities generally are likely to be more sensitive to changes in prepayment and interest rates, and the market for such securities may be less liquid than is the case for traditional fixed-income securities and senior mortgage-backed or asset-backed securities

222. The disclosures in the preceding three paragraphs are false and misleading because:

(a) These disclosures are limited to leverage arising from borrowings from banks or the use of reverse repurchase agreements in an amount not to exceed a ratio of 1.33-to-1;

(b) The low-priority high risk tranches of the structured finance deals in which the Funds invested exposed the Funds and their investors to the credit risk equivalent of an investment in the underlying portfolio of assets leveraged up to between 10 to 50-to-1;

(c) The Funds not only "may invest," but in fact did invest, and intended to continue to invest, in the lowest priority tranches;

(d) These lowest priority tranches are highly leveraged, thus exposing the Funds and their shareholders to the risks of substantial leverage;

(e) These lowest priority, highly leveraged tranches were in deals with significant credit risk, exposing the Funds' shareholders to extraordinary credit risk; and

(f) The Funds did pursue, and intended to continue to pursue, an investment strategy that depended heavily on such highly leveraged asset-backed securities, notwithstanding the Funds' disclosures that any leverage taken on by the Funds would be temporary and limited to a ratio of 1.33-to-1.

223. The disclosure regarding leverage risks in paragraph 220 materially understated such risk. Besides the potential loss due to the "cost of leverage" (e.g., interest), there is the much greater risk that any loss in net principal value is magnified by the amount of the leverage employed to purchase the investment – e.g., if a security purchased for $100, of which $80 is borrowed (leverage) and $20 is paid in cash, declines by 20% ($20), the equity in the position (the original $20 paid that was not borrowed) is wiped out. In this example, the investment was leveraged five-to-one, and the 20% decline in the position's value wiped out 100% of the equity. Thus, the use of leverage substantially increases the risk of loss (volatility) of an investment.

224. The Funds' prospectuses during all times relevant herein were false and misleading because:

(a) The prospectuses failed to disclose the Intermediate and High Income Funds' highly concentrated credit risk as a result of their investments in low-priority tranches in structured finance deals.

(b) The prospectuses failed to disclose how the principal and interest payments of pools of fixed income securities can be sliced into tranches or the risks attendant thereto;

(c) The prospectuses instead described only the average interest rate risk, prepayment risk and credit risk of investing in mortgage-backed and asset-backed securities, not those risks as they related to the extraordinary credit risk inherent in these securities.

225. The Funds' annual and semi-annual reports during all times relevant herein also

failed to disclose the risk identified in the two preceding paragraphs and contained no disclosures of leverage risk.

226. Not until the Funds' December 31, 2007, semi-annual report did the Funds disclose the following investment risk with respect to each of the Short Term Fund, the Intermediate Fund, and the High Income Fund as an investment risk (emphasis supplied):

> The Fund's investments in mortgage-backed or asset-backed securities that are "subordinated" to other interests in the same pool *may increase credit risk* to the extent that the Fund as a holder of those securities may only receive payments after the pool's obligations to other investors have been satisfied.

227. Even this disclosure is misleading; investments in mortgage-backed or asset-backed securities that are "subordinated" to other interests in the same pool not only "may increase credit risk," such securities actually *do* increase credit risk and do so to an extraordinary degree, which was not disclosed. See paragraphs 261-74 *infra* for disclosures relating to the credit risk inherent in the low-ranking tranches in which the Funds invested, which information was not disclosed to the Funds' investors.

228. Finally, in the same December 31, 2007, semi-annual report, the RMK Defendants disclosed in their Management Discussion of Fund Performance the following with respect to the High Income Fund only (emphasis supplied):

> The structured finance category has taken the hardest hit so far due to the *implicit* (*i.e., built into the structures*) and explicit (*i.e.*, financed, or bought on margin) *leverage* employed for this asset category.

229. The disclosure in the preceding paragraph is the first time the RMK Defendants disclosed that any of the Funds was investing in securities that created extraordinary leveraged credit risk for the High Income Fund and the Intermediate Fund and their shareholders.

230. The Funds disclosed their average credit quality in their annual and semi-annual reports as follows:

Period Ending:	Short Term Fund	Intermediate Fund	High Income Fund

12/31/04	NA	A	BB
6/30/05	A	A-	BB-
12/31/05	A	A-	BB-
6/30/06	A	BBB+	BB-
12/31/06	AA	A-	BB-
6/30/07	A+	A-	BB
12/31/07	AA	A-	BB
4/30/08	AA+	BBB+	BB

231. The undisclosed implicit leverage in the Funds' portfolios caused the disclosed average credit quality of the Funds' portfolios to be materially inflated.

I. THE MATERIALIZATION OF THE FUNDS' UNDISCLOSED EXTRAORDINARY CONCENTRATION, LIQUIDITY, VALUATION AND LEVERAGE RISKS CAUSED THE FUNDS' LOSSES

232. During the period July 1, 2007 through February 27, 2008, the Funds experienced substantial net redemptions:

(a) Short Term Fund: $56.9 million, or 64% of its total net assets of $89.5 million at June 30, 2007.

(b) Intermediate Fund: $551.9 million, or 54% of its total net assets of $1.013 billion at June 30, 2007.

(c) High Income Fund: $500.6 million, or 47% of its total net assets of $1.057 billion at June 30, 2007.

233. The High Income Fund experienced significant redemptions, Morgan Management said in a supplemental filing to the fund's prospectus on August 13, 2007.

234. The asset-backed securities (including mortgage-backed securities) held by the Intermediate and High Income Funds' portfolios during all times relevant herein constituted 73%-88% and 61%-76% of their respective net assets, which far exceeded the holdings of almost all other high-yield funds, which were typically less than 10%.

235. The following table demonstrates that, as of September 30, 2007, of the Short Term Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the pri-

mary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 97% of the Fund's loss; that the Fund's mortgage/asset-backed investment-grade securities accounted for 70% of the loss; and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 26%) than did high-yield ("junk") corporate bonds, whose value actually increased (data based on the Short Term Fund's September 30, 2007 Form N-Q portfolio of investments):

SHORT TERM FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities - Investment-Grade	19.4	$18,853,345	$14,925,996	$ 3,927,349	57.14%	20.8%	63.22%	68.64%
Asset-Backed Securities - Below Investment Grade or Unrated	2.3	$ 3,641,171	$1,808,056	$ 1,833,115	26.67%	50.3%	100.00%	100.00%
Corporate Bonds - Investment Grade	33.4	$25,950,317	$25,771,777	$ 178,540	2.60%	0.7%	19.50%	23.38%
Corporate Bonds - Below Investment Grade or Unrated	5.3	$ 4,078,444	$ 4,081,611	$ (3,167)	-0.05%	-0.1%	0.00%	61.46%
Mortgage-Backed Securities - Investment Grade	15.0	$12,420,750	$11,529,041	$ 891,709	12.97%	7.2%	15.37%	6.51%
Government & Agency Securities	10.5	$ 8,097,395	$8,064,406	$ 32,989	0.48%	0.4%	0.00%	0.00%
U.S. Treasury Obligations	6.4	$ 4,932,385	$4,947,155	$ (14,770)	-0.21%	-0.3%	0.00%	0.00%
Preferred Securities	1.0	$ 807,000	$ 780,000	$ 27,000	0.39%	3.3%	100.00%	100.00%
TOTAL		$78,780,807	$71,908,042	$ 6,872,765	100.00%	8.7%		

236. The following table shows that, as of December 31, 2007, of the Short Term Fund's several asset classes, the Fund's mortgage/asset-backed securities were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for 88% of the Fund's loss: The Fund's mortgage/asset-backed investment-grade securities accounted for 55% of the loss, and the mortgage/asset-backed securities lost a much larger portion of their value

calculated as a percentage of their cost (average of 46%) than did high-yield ("junk") corporate bonds (7.5%) (data based on the Short Term Fund's December 31, 2007 semi-annual report)

SHORT TERM FUND								
	% of Net Assets Based on 12/31/07 Value	Cost	12/31/07 Value	Loss (Cost Less Value)	Loss / (Gain) on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities - Investment-Grade	11.4%	$10,913,250	$5,699,465	$ 5,213,785	42.39%	47.8%	63.22%	68.24%
Asset-Backed Securities – Below Investment Grade or Unrated	1.3%	$ 4,390,930	$657,026	$ 3,733,904	30.36%	85.0%	61.11%	61.11%
Corporate Bonds -- Investment Grade	41.9%	$21,447,433	$20,927,996	$ 519,437	4.22%	2.4%	19.72%	28.11%
Corporate Bonds - Below Investment Grade or Unrated	4.7%	$2,503,465	$ 2,316,458	$ 187,007	1.52%	7.5%	0.00%	100.00%
Government & Agency Securities	6.6%	$ 3,321,448	$3,313,601	$ 7,847	0.06%	0.2%	0.00%	0.00%
Mortgage-Backed Securities – Investment Grade	18.9%	$11,032,412	$9,458,759	$ 1,573,653	12.80%	14.3%	11.20%	6.87%
Mortgage-Backed Securities – Below Investment Grade	1.2%	$ 920,279	$ 597,253	$ 323,026	2.63%	35.1%	0.00%	0.00%
U.S. Treasury Obligations	8.0%	$ 3,995,417	$ 3,995,417	$ 0	0.00%	0.0%	0.00%	0.00%
Preferred Securities	0.1%	$ 807,000	$ 67,500	$ 739,500	6.02%	91.6%	100.00%	100.00%
TOTAL		$60,549,205	$48,251,046	$12,298,159	100.00%	20.3%		

237. During all times relevant herein, in the Fund's annual and semi-annual reports and sales materials, the RMK Defendants compared the Short Term Fund's performance to the Lehman Brothers 1-3 Year U.S. Government/Credit Index, which is an index composed of securities in the Government and Credit Indices. The Government Index includes Treasuries (i.e., public obligations of the U.S. Treasury that have remaining maturities of more than one year) and agencies (i.e., publicly issued debt of U.S. government agencies, quasi-federal corporations and corporate or foreign debt guaranteed by the U.S. government). The Credit Index includes publicly issued U.S. corporate and foreign debentures and secured notes that meet specified maturity, liquidity and quality requirements.

238. The following table demonstrates that, as of September 30, 2007, of the Interme-

diate Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 90% of the Fund's loss; that the Fund's mortgage/asset-backed investment-grade securities accounted for 63% of the loss; and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 49.7%) than did high-yield corporate bonds, whose value declined by a relatively modest 14.6% (data based on the Intermediate Fund's September 30, 2007 Form N-Q portfolio of investments):

INTERMEDIATE BOND FUND								
	% of Net Assets Based on 9/30 Value	**Cost**	**9/30/07 Value**	**Loss (Cost Less Value)**	**Loss on Asset Class as % of Total Loss**	Loss as % of Cost	**Fair-Valued Securities as % of Asset Class at Value**	**Restricted Securities as % of Asset Class at Value**
Asset-Backed Securities - Investment-Grade	32.7	$264,282,371	$ 154,186,411	$110,095,960	56.61%	41.7%	79.78%	71.60%
Asset-Backed Securities - Below Investment Grade or Unrated	4.0	$ 46,623,477	$ 18,768,763	$ 27,854,714	14.32%	59.7%	95.90%	93.49%
Corporate Bonds - Investment Grade	34.0	$171,552,981	$160,296,961	$ 11,256,020	5.79%	6.6%	51.77%	81.63%
Corporate Bonds - Below Investment Grade or Unrated	4.8	$ 26,600,606	$ 22,724,351	$ 3,876,255	1.99%	14.6%	57.55%	100.00%
Mortgage-Backed Securities - Investment Grade	10.9	$ 68,721,343	$ 51,297,485	$ 17,423,858	8.96%	25.4%	56.78%	22.14%
Mortgage-Backed Securities - Below Investment Grade or Unrated	1.7	$ 28,758,946	$ 8,039,117	$ 20,719,829	10.65%	72.1%	1.57%	0.46%
Government & Agency Securities	0.2	$ 2,678,872	$ 940,419	$ 1,738,453	0.89%	64.9%		
Preferred Stocks	4.8	$ 23,961,020	$ 22,451,000	$ 1,510,020	0.78%	6.3%	100.00%	100.00%
TOTAL		$633,179,616	$438,704,507	$194,475,109	100.0%	30.7%		

239. The following table shows that, as of December 31, 2007, of the Intermediate Fund's several asset classes, the Fund's mortgage/asset-backed securities were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for 83% of the Fund's loss: The Fund's mortgage/asset-backed investment-grade securities accounted for 52% of the loss, and the mortgage/asset-backed securities lost a much larger portion of their value

calculated as a percentage of their cost (average of 64%) than did high-yield corporate bonds, whose value declined by 29% (data based on the Intermediate Fund's December 31, 2007 semi-annual report):

INTERMEDIATE BOND FUND								
	% of Net Assets Based on 12/31/07 Value	Cost	12/31/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securi-ties as % of Asset Class at Value	Re-stricted Securi-ties as % of Asset Class at Value
Asset-Backed Securi-ties - Investment-Grade	19.8%	$166,053,920	$33,389,548	$132,664,372	47.99%	79.89%	91.6%	88.5%
Asset-Backed Securi-ties - Below Investment Grade or Unrated	11.4%	$89,101,599	$19,247,317	$69,854,282	25.27%	78.40%	71.4%	71.5%
Corporate Bonds - Investment Grade	38.5%	$90,327,372	$64,931,285	$25,396,087	9.19%	28.12%	55.5%	100.0%
Corporate Bonds - Below Investment Grade or Unrated	4.1%	$9,826,776	$7,007,067	$2,819,709	1.02%	28.69%	33.6%	100.0%
Government & Agency Securities	0.4%	$ 2,585,921	$ 641,584	$ 1,944,337	0.70%	75.19%	0.00%	0.00%
Mortgage-Backed Se-curities - Investment Grade	8.6%	$24,632,622	$14,451,364	$10,181,258	3.68%	41.33%	62.4%	46.3%
Mortgage-Backed Se-curities - Below Invest-ment Grade or Unrated	8.3%	$31,153,230	$14,012,473	$17,140,757	6.20%	55.02%	16.2%	0.2%
Preferred Stocks	4.4%	$23,961,020	$7,504,000	$16,457,020	5.95%	68.68%	100.00%	100.00%
TOTAL		$443,626,924	$167,169,102	$276,457,822	100.00%	62.32%		

240. During all times relevant herein, in the Fund's annual and semi-annual reports, prospectuses, and sales materials, the RMK Defendants compared the Intermediate Fund's performance to the Lehman Brothers Intermediate U.S. Aggregate Index, which is a broad-based unmanaged index of securities that covers the U.S. investment grade fixed rate bond market, with index components for government and corporate securities, mortgage pass-through securities and asset-backed securities.

241. The following table demonstrates that, as of September 30, 2007, of the High Income Fund's several asset classes (including high-yield corporate bonds), the Fund's mortgage/asset-backed securities, both investment-grade and below-investment-grade, were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 84%

of the Fund's loss and that the mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 47.3%) than did high-yield corporate bonds, whose value declined by a relatively modest 16.2% (data based on the High Income Fund's September 30, 2007 Form N-Q portfolio of investments):

HIGH INCOME FUND								
	% of Net Assets Based on 9/30 Value	Cost	9/30/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securities as % of Asset Class at Value	Restricted Securities as % of Asset Class at Value
Asset-Backed Securities - Investment-Grade	8.1	$ 53,558,559	$ 33,622,360	$ 19,936,199	6.44%	37.2%	99.92%	99.92%
Asset-Backed Securities - Below Investment Grade or Unrated	26.3	$283,580,467	$109,971,469	$173,608,998	56.10%	61.2%	81.32%	71.83%
Corporate Bonds - Investment Grade	4.1	$ 17,813,579	$ 17,090,000	$ 723,579	0.23%	4.1%	100.00%	100.00%
Corporate Bonds - Below Investment Grade or Unrated	20.5	$102,111,002	$ 85,613,662	$ 16,497,340	5.33%	16.2%	27.18%	54.71%
Mortgage-Backed Securities - Investment Grade	2.4	$ 17,182,372	$ 10,235,171	$ 6,947,201	2.24%	40.4%	81.61%	2.81%
Mortgage-Backed Securities - Below Investment Grade or Unrated	14.6	$122,787,133	$ 61,087,756	$ 61,699,377	19.94%	50.2%	95.99%	88.81%
Municipal Securities	0.1	$ 121,378	$ 109,282	$ 12,096	0.00%	10.0%	0.00%	0.00%
Common Stocks	8.0	$ 42,672,841	$ 33,263,667	$ 9,409,174	3.04%	22.0%	33.69%	51.79%
Preferred Stocks	5.1	$ 42,005,593	$ 21,361,846	$ 20,643,747	6.67%	49.1%	25.46%	74.54%
TOTAL		$681,832,924	$372,355,213	$309,477,711	100%	45.4%		

242. The following table shows that, as of December 31, 2007, of the High Income Fund's several asset classes, the Fund's mortgage/asset-backed securities were the primary contributors to the Fund's precipitous drop in its NAV in 2007, accounting for over 80% of the Fund's loss: The mortgage/asset-backed securities lost a much larger portion of their value calculated as a percentage of their cost (average of 78%) than did high-yield corporate bonds, whose value declined by 38% (data based on the High Income Fund's December 31, 2007 semi-annual report):

HIGH INCOME FUND

	% of Net Assets Based on 12/31/07 Value	Cost	12/31/07 Value	Loss (Cost Less Value)	Loss on Asset Class as % of Total Loss	Loss as % of Cost	Fair-Valued Securi-ties as % of Asset Class at Value	Re-stricted Securi-ties as % of Asset Class at Value
Asset-Backed Securi-ties - Investment-Grade	3.6%	$50,918,233	$5,721,655	$45,196,578	12.4%	88.8%	99.6%	99.6%
Asset-Backed Securi-ties - Below Investment Grade or Unrated	21.5%	$220,475,228	$33,648,285	$186,826,943	51.4%	84.7%	98.7%	70.2%
Corporate Bonds - Investment Grade	6.9%	$17,802,132	$10,778,274	$7,023,858	1.9%	39.5%	100.0%	100.0%
Corporate Bonds - Below Investment Grade or Unrated	23.0%	$58,046,002	$35,999,329	$22,046,673	6.1%	38.0%	33.3%	51.1%
Mortgage-Backed Se-curities - Investment Grade	0.7%	$4,292,402	$1,197,927	$3,094,475	0.9%	72.1%	27.8%	27.8%
Mortgage-Backed Se-curities - Below In-vestment Grade or Unrated	18.6%	$85,565,063	$29,093,788	$56,471,275	15.5%	66.0%	94.0%	82.6%
Municipal Securities	0.1%	$123,139	$107,811	$15,328	0.0%	12.4%	0.0%	0.0%
Common Stocks	10.8%	$40,110,198	$17,008,427	$23,101,771	6.4%	57.6%	11.1%	44.0%
Preferred Stocks	0.6%	$20,855,093	$931,724	$19,923,369	5.5%	95.5%	100.0%	100.0%
TOTAL		$510,378,867	$146,678,597	$363,700,270	100%	71.3%		

243. During all times relevant herein, in the Fund's annual and semi-annual reports, prospectuses, and sales materials, the RMK Defendants compared the High Income Fund's performance to the Lehman Brothers Ba U.S. High Yield Index, which is a broad-based unmanaged index of fixed rate, non-investment grade debt, including Canadian and global bonds (SEC registered) of issuers in non-emerging countries and original issue zeroes, step-up coupon structures and 144A securities. The index excluded structured finance securities and private placements.

244. The extraordinary declines in the Funds' respective net asset values occurred because of some or all of the following:

(a) The Funds' assets were invested in violation of the 15% restriction on the amount of illiquid securities in which the Fund was permitted to invest;

(b) The Funds were not properly valuing their portfolio securities to take into account all relevant factors, including but not limited to the nature of the markets

for such securities and the uncertainty inherent in the estimated values of such securities;

(c) The valuations of the high-yield and structured financial instruments and mortgage/asset-backed securities in which the Funds heavily invested were uncertain and such uncertainty and the effect thereof on the Funds' NAVs was not disclosed to existing or prospective shareholders;

(d) The Funds were heavily invested in illiquid or thinly traded high-yield and structured financial instruments and mortgage/asset-backed securities in concentrations exceeding what comparable funds held;

(e) The Funds' investments exceeded the 25% limit on investments in a single industry;

(f) The Funds' portfolios were exposed to concentrations of credit risk because of their heavy investments in CDOs;

(g) Although the thinly traded structured financial instruments in which the Funds were substantially invested were relatively new instruments whose performance in adverse market conditions had not been tested, they, or thinly traded securities like them, had a history of suddenly becoming unsalable at their estimated values;

(h) The Funds' assets were not managed in accordance with the Short Term Fund's and Intermediate Fund's respective investment objectives and RMK Defendants' representations about how all three Funds would be managed;

(i) The Funds' extraordinarily large (as compared with their respective peer short- and intermediate-term and high-yield bond funds) holdings of investments in thinly traded, complex mortgage/asset-backed securities and other structured financial instruments whose estimated valuations were uncertain and that were highly vulnerable to becoming suddenly unsalable at the estimated values at

which they were being carried upon shifting market sentiments;

(j) The disproportionately huge concentration, credit, liquidity and valuation risks embedded in the Funds' portfolios, resulting in the precipitous collapse of the values of such securities and the Funds' respective NAVs and catastrophic losses to the Funds' shareholders;

(k) The Funds' were managed in a manner that caused the composition of their respective portfolios to be far more risky than the benchmark indices against which the RMK Defendants measured the Funds' respective performances; and/or

(l) The Funds heavily invested in structured finance deals and in the lower priority tranches of those deals, which exposed the Funds to the undisclosed extraordinary leveraged credit risk embedded in those tranches, which leverage and credit risk exacerbated the volatility inherent in those investments.

245. If the Short Term Fund had (i) pursued its disclosed investment objective of preservation of capital by investing in short-term, investment-grade bonds, (ii) adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (iii) properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and properly managed its portfolio to take into account such uncertainty, (iv) been managed in a manner consistent with the benchmark against which its performance was measured, and/or (v) properly diversified its credit risk to avoid a risky concentration, the Fund's net asset value would not have plummeted as it did, and the Fund's shareholders would not have incurred the extraordinary losses they did incur.

246. If the Intermediate Fund had (i) pursued its disclosed investment objective of investing in intermediate maturity, investment grade bonds, (ii) adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (iii) properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and prop-

erly managed its portfolio to take into account such uncertainty, (iv) had, as it disclosed it would do, invested in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, (v) been managed in a manner consistent with the benchmark against which its performance was measured, and/or (vi) properly diversified its credit risk to avoid a risky concentration, the Fund's net asset value would not have plummeted as it did, and the Fund's shareholders would not have incurred the extraordinary losses they did incur.

247. If the High Income Fund had (i) adhered to its disclosed investment restrictions on illiquid securities and investments in a single industry, (ii) properly disclosed the uncertainty inherent in the estimated values of its portfolio securities and properly managed its portfolio to take into account such uncertainty, (iii) been managed in a manner consistent with the benchmark against which its performance was measured, and/or (iv) properly diversified its credit risk to avoid a risky concentration in asset- and mortgage-backed securities, the Fund's net asset value would not have plummeted as it did, and the Fund's shareholders would not have incurred the losses they did incur.

248. In their mismanagement of the Funds, the RMK Defendants acted with full knowledge of the matters alleged herein or in reckless disregard thereof or were negligent or grossly negligent in not knowing of such matters.

249. If all of each Fund's shareholders had sought to redeem their shares in the respective Funds on or after October 3, 2007, they would not have received the published net asset value for that date or the NAV on the next date. Mass redemptions would have forced the mass liquidation of the Funds' respective portfolios, forcing the Funds to sell portfolio securities at "fire sale prices" in a market that did not provide sufficient liquidity to allow all such securities to be sold at the prices at which they were carried by the Fund on said date.

J. REGIONS FORESAW THE SUBPRIME DEBACLE IN 2006, AND THE RMK DEFENDANTS KNEW OF THE RISKS OF THE SUBPRIME SECURITIES PURCHASED BY THE FUNDS

1. Regions' Prescience

250. EquiFirst Corporation, a Regions Bank subsidiary in 2006 and at one time the 12th largest non-prime wholesale mortgage originator in the U.S., was in the business of originating mortgage loans that it sold to third-party investors.

251. According to the 2006 Regions Form 10-K, EquiFirst experienced a significant reduction in premiums related to loan sales as a result of much thinner interest rate spreads in the marketplace than existed in 2005 and an increase in early payment default losses in the last half of 2006.

252. On January 19, 2007, Regions Bank announced that it had entered into an agreement to sell EquiFirst to Barclays Bank PLC.

253. Some time in 2006, Regions determined that the subprime credit market was headed for trouble and acted on that determination by selling EquiFirst Corporation. As reported by the *Birmingham News* on July 14, 2007, Regions Chief Credit Officer, Mike Willoughby, said he and other top executives knew about a year earlier (i.e., in mid-2006) that unpaid loans were going to start hitting banks in the wallet, and he previously said Regions sold its subprime lending unit to avoid that contagion.

254. In March 2008, Regions boasted in a self-congratulatory advertisement in *The Wall Street Journal* that it foresaw the subprime debacle (emphasis supplied):

> We don't have large sub-prime exposure. One of our first actions following the merger last year was to sell EquiFirst Corporation, a sub-prime lender and subsidiary of Regions. While we took some criticism for the small premium we received for EquiFirst, our decision proved sound, as *we were able to exit that business about two quarters ahead of the sub-prime market meltdown*. Importantly, as a result of the sale, we have very little direct remaining exposure to sub-prime lending – less than one tenth of one percent of our total loan portfolio as of year end 2007.

255. According to the 2007 Regions Form 10-K, EquiFirst was sold for $76 million, incurring a pre-tax loss on the disposition of $217.4 million, and the business related thereto was accounted for as a discontinued operation. The EquiFirst sale adversely affected

Regions Bank's overall interest-earning asset yields, causing such yields to decline.

256. In its 2008 Form 10-K, Regions disclosed that, "during the first quarter of 2007, Regions sold its non-conforming mortgage origination subsidiary, EquiFirst, for an original sales price of approximately $76 million and recorded an after-tax gain of approximately $1 million at the time of sale. The sales price was subject to adjustment and was finalized during 2008 resulting in approximately $10 million of additional after-tax expense to Regions."

257. EquiFirst accounted for a substantial portion of Regions Bank's loans held for sale to third parties. At December 31, 2006, EquiFirst accounted for 35% of all of Regions Bank's loans held for sale and 52% of residential real estate mortgage loans held for sale. At December 31, 2007, Regions Bank's loans held for sale totaled $720.9 million, which, excluding $1.6 billion in divested loans, represented a decrease of $2.6 billion, due mainly to the sale of EquiFirst.

258. Prior to the completion of the EquiFirst sale in 2007, Regions recorded approximately $142 million of after-tax losses related to EquiFirst's operations. The primary factor in the recognition of these losses was the significant and rapid deterioration of the subprime market during the first three months of 2007.

259. Thus, in 2006, Regions and Regions Bank were sufficiently convinced of the coming "sub-prime market meltdown" to decide to sell a substantial portion of its business at a significant loss, which was the very same business in which the Funds were heavily investing in the form of highly risky asset- and mortgage-backed securities.

2. RMK Defendants' Knowledge of the Extraordinary Risks of the Subprime Securities Purchased by the Funds.

260. Besides the RMK Defendants' knowledge of the liquidity risk inherent in the subprime securities purchased by the Funds (*see* paragraph 146 above), the RMK Defendants knew of the extraordinary credit risk in these investments but failed to disclose such risks.

261. The allegations in the following paragraphs 262-74 are based on prospectuses for certain of the asset- and mortgage-backed securities purchased by the Funds, as well as on the Funds' annual and semi-annual reports. Asset- and mortgage-backed securities composed the predominant portion of the Funds' portfolios, but only a small fraction of those investments were the subject of registration statements filed with the SEC for which prospectuses were available. Thus, while these disclosures pertain to those asset- and mortgage-backed securities that were registered, they are also relevant to all of the asset- and mortgage-backed securities purchased by the Funds.

262. The following table shows the extent to which the Funds' portfolios were composed of asset- and mortgage-backed securities and the portion of those securities for which prospectuses were found for the period June 30, 2004 through December 31, 2006; for each Fund, the table shows the total ABS/MBS in its portfolio for which prospectuses were found (i.e., those securities that were registered with the SEC and, therefore, not subject to any legal or contractual limits on their trading in the public markets), the dollar amount of all of the Fund's ABS/MBS based on the reported values, the ABS/MBS for which prospectuses were found as a percentage of all of the Fund's ABS/MBS (whether restricted or non-restricted, registered or not registered [many securities that were not classified as restricted in the Funds' annual, semi-annual and quarterly reports were nevertheless not the subject of a registration statement]), the dollar amount of the Fund's total investments by reported values, and all of the Fund's ABS/MBS as a percentage of the Fund's total investments.

High Income Fund	**12/31/2006**	**06/30/2006**	**06/30/2005**	**06/30/2004**
Total ABS/MBS for which prospectuses were found	$ 66,771,924	$136,512,765	$ 178,151,583	$101,997,649
$ Amount of ALL of Fund's ABS/MBS	$707,365,854	$701,298,606	$672,064,440	$592,329,036
% of ALL ABS/MBS, restricted and non-restricted, registered and unregistered	**9.4%**	**19.5%**	**26.5%**	**17.2%**
Fund's total investments	$1,243,012,732	$1,192,784,672	$1,113,630,486	$797,862,519
All ABS/MBS as % of Fund's total investments	**56.9%**	**58.8%**	**60.3%**	**74.2%**

Intermediate Fund	**12/31/2006**	**06/30/2006**	**06/30/2005**	**06/30/2004**
Total ABS/MBS for which prospectuses were found	$127,791,627	$74,660,729	$95,195,178	$24,001,378
$ Amount of ALL of Fund's ABS/MBS	$588,421,217	$493,922,691	$383,263,411	$195,833,003

% of ALL ABS/MBS, restricted and non-restricted, registered and unregistered	**21.7%**	**15.1%**	**24.8%**	**48.6%**
Fund's total investments	$936,056,013	$673,709,710	$482,003,037	$248,168,571
All ABS/MBS as % of Fund's total investments	**62.9%**	**73.3%**	**79.5%**	**78.9%**

Short Term Fund	**12/31/2006**	**06/30/2006**	**06/30/2005**	**06/30/2004**
Total ABS/MBS for which prospectuses were found	$7,807,442	$5,883,480	$10,799,078	NA
$ Amount of ALL of Fund's ABS/MBS	$32,663,899	$34,387,242	$32,586,573	NA
% of ALL ABS/MBS, restricted and non-restricted, registered and unregistered	**23.9%**	**17.1%**	**33.1%**	NA
Fund's total investments	$79,089,148	$66,019,096	$70,512,346	NA
All ABS/MBS as % of Fund's total investments	**41.3%**	**52.1%**	**46.2%**	NA

263. Based on the table in the preceding paragraph and allegations elsewhere herein, there is a positive correlation between the higher concentration of the High Income and Intermediate Funds in asset- and mortgage-backed securities and the higher losses of those Funds as compared with the lower concentration of such investments in the Short Term Fund and its lower losses.

264. Based on the table in the second preceding paragraph and allegations elsewhere herein (*see* paragraph 132 *et seq. supra*), a substantial portion of each Fund's asset- and mortgage-backed investments consisted of securities that were not registered and that were, or should have been, classified as restricted and were, therefore, illiquid. *See*, e.g., paragraphs 146-47. Many of the asset- and mortgage-backed securities purchased and held by the Funds were not classified as restricted in the Funds' annual, semi-annual and quarterly reports even though they were not registered with the SEC or were no longer the subject of reports filed with the SEC.

265. Merely because the asset- and mortgage-backed securities purchased by the Funds may have been registered with the SEC and, therefore, free from legal and contractual restrictions on trading them in the public markets, they were nevertheless illiquid based on the lack of a trading market and the small number of holders thereof, as was disclosed in the '34 Act reports for those securities. *See* paragraph 146(f). Also, although most classes in a given deal are registered, almost every deal included classes (tranches) that were unregistered, and sometimes the Funds' purchased the unregistered classes, thus investing in restricted securities.

266. The High Income Fund's, Intermediate Bond Fund's, and Short Term Fund's investments in the lowest ranking tranches (classes M [known as "mezzanine" classes] and B) of asset- and mortgage-backed securities composed a substantial portion of their respective portfolios during all times relevant herein. The following tables show, as of June 30, 2006 as an example, the extent to which each Fund invested in the lowest ranking tranches (highest number), along with other data that demonstrate the extraordinarily high credit risk of the Funds' investments in these tranches based on standard credit criteria such as FICO scores, combined loan-to-value exceeding 90% (which data sometimes but not always includes second or third mortgages), and the scope of the loan documentation:

(a) Short Term Fund (data is from the prospectuses found for 17% of the Fund's investments in asset- and mortgage-backed securities):

Security Purchased by Fund	Tranche	% Interest of Class Purchased by Funds.	Fund's % Interest + Cushion (% Loss that Wipes Out Fund's Investment)	% FICO < 600	% Loans w/ < Full Documentation	% C/LTV > 90%	Sponsor's Average % Delinquencies for Periods Shown	Sponsor's Average % Foreclosures for Period Shown	Fund's Class / Number of Principle Amount Classes	Short Term Fund's 6/30/06 Reported Values of ABS/MBS (000s omitted)
Bank of America 2004-B 2A2, 4.106% 3/25/34	2A2	2.9%	5.8%	0.2%	NA	0.4%	2.7%	0.4%	2/8	$1,628
Bear Stearns Commercial Mortgage Securities 2001-TOP2 A1, 6.080% 2/15/35	A1								1/14	$1,143
Chase Commercial Mortgage 1997-1 E, 7.370% 6/19/29	E	2.0%	12.5%	NA	NA	0.0%			8/8	$505
Harborview Mortgage 2004-6 5A, 4.691% 8/19/34	5A	11.6%	18.1%	1.0%	61.0%	3.7%	3.3%	1.1%	1/7	$1,650
Harborview Mortgage 2004-4 3A, 2.975% 6/19/34	3A	45.2%	51.6%	1.0%	95.0%	0.9%	2.0%	0.2%	1/9	$922
Heller Mortgage 1999-PH1 A1, 6.500% 5/15/31	A1	20.0%	100.0%	NA	NA	0.2%	NA	NA	1/5	$36
Averages		**16.3%**	**37.6%**	**0.7%**	**78.0%**	**1.0%**	**2.7%**	**0.6%**	**3/10**	

(b) Intermediate Bond Fund (data is from the prospectuses found for 15% of the Fund's investments in asset- and mortgage-backed securities):

Security Purchased by Fund	Tranche	% Interest of Class Purchased by Funds.	Fund's % Interest + Cushion (% Loss that Wipes Out Fund's Investment)	% FICO < 600	% Loans w/ < Full Documentation	% C/LTV > 90%	Sponsor's Average % Delinquencies for Periods Shown	Sponsor's Average % Foreclosures for Period Shown	Fund's Class / Number of Principle Amount Classes	Intermediate Fund 6/30/06 Reported Values of ABS/MBS (000s omitted)

Security Purchased by Fund	Tranche	% Interest of Class Purchased by Funds.	Fund's % Interest + Cushion (% Loss that Wipes Out Fund's Investment)	% FICO < 600	% Loans w/ < Full Documentation	% C/LTV > 90%	Sponsor's Average % Delinquencies for Periods Shown	Sponsor's Average % Foreclosures for Period Shown	Fund's Class / Number of Principle Amount Classes	Intermediate Fund 6/30/06 Reported Values of ABS/MBS (000s omitted)
Ace Securities 2004-IN1 M6, 8.823% 5/25/34	M6	0.8%	4.7%	47.0%	34.0%	7.5%	13.6%	3.9%	9/11	$2,480
Ace Securities 2005-HE2 M10, 8.573% 4/25/35	M10	1.0%	3.5%	34.0%	39.0%	10.8%	14.1%	3.8%	14/17	$4,514
Aircraft Finance Trust 1999-1A A1, 5.679% 5/15/24	A1	50.0%	100.0%	NA	NA	NA	NA	NA	1/4	$695
Asset Securitization 2003-HE1 M4, 9.699% 1/15/33	M4	NA	NA	NA	NA	NA	NA	NA	?/?	$799
Bear Sterns Commercial Mortgage 2000-WF1 X, 0.426% 2/15/32 interest-only strips	IO	NA	NA	NA	NA	NA	NA	NA	IO	$1,076
Delta Funding Home Equity 2000-1 B, 8.090% 5/15/30	B	4.2%	6.0%	56.7%	24.3%	0.0%	9.1%	5.0%	10/10	$1,401
GS Mortgage Securities 2006-GG6 A4, 5.553% 4/10/38	A4	26.0%	79.0%						5/13	$6,894
GS AMP 2006-S2 M7, 7.250% 1/25/36	M7	2.9%	8.8%	3.8%	57.0%	99.7%	13.8%	3.3%	11/14	$12,578
Harborview Mortgage 2004-8 X, 0.771% 11/19/34 interest-only strips	IO	NA	NA	NA	NA	NA	NA	NA	IO	$713
Heller Mortgage 1999-PH1 A1, 6.500% 5/15/31	A1	20.0%	100.0%	NA	NA	0.2%	NA	NA	1/5	$66
Lease Investment Flight Trust 1 A1, 5.589% 7/15/31	A1	29.2%	100.0%	NA	NA	NA	NA	NA	1/7	$7,125
Meritage Mortgage 2005-2 M11, 8.323% 11/25/35	M11	1.3%	4.2%	15.0%	17.0%	33.0%	2.2%	2.4%	15/18	$4,135
Mid-State Trust 2005-1 B, 7.758% 1/15/40	B	10.0%	15.8%	NA	NA	NA	5.2%	3.3%	4/4	$11,859
Park Place Securities 2005-WHQ2 M11, 7.823% 5/25/35	M11	1.1%	2.3%	39.0%	52.0%	11.3%	7.4%	3.7%	17/19	$8,431
Salomon Brothers Mortgage Securities VII 2001-1 B1, 9.000% 3/25/22	B1	0.8%	2.0%	11.0%	NA	0.0%	3.2%	0.7%	4/9	$272
Soundview 2005-OPT1 M10, 8.573% 6/25/35	M10	0.5%	1.0%	43.0%	10.0%	43.0%	6.5%	12.2%	15/16	$2,730
Impac Secured Assets 2005-1 B3, 5.874% 7/25/35	B3	1.4%	4.7%	0.5%	88.0%	1.4%	6.0%	1.8%	14/17	$8,891
Averages		**10.7%**	**30.9%**	**27.8%**	**40.2%**	**20.7%**	**8.1%**	**4.0%**	**6.7/10**	

(c) High Income Fund (data is from the prospectuses found for 20% of the Fund's investments in asset- and mortgage-backed securities):

Security Purchased by Fund	Tranche	% Interest of Class Purchased by Funds.	Fund's % Interest + Cushion (% Loss that Wipes Out Fund's Investment)	% FICO < 600	% Loans w/ < Full Documentation	% C/LTV > 90%	Sponsor's Average % Delinquencies for Periods Shown	Sponsor's Average % Foreclosures for Period Shown	Fund's Class / Number of Principle Amount Classes	High Income Fund 6/30/05 Reported Values of ABS/MBS (000s omitted)
Ace Securities 2004-HE4 M11, 8.823% 12/25/34	M11	1.0%	2.8%	32.0%	34.0%	10.4%	14.0%	3.9%	13/15	$2,807
Aerco Limited 1X C1, 6.549% 7/15/23	C1	8.6%	27.9%	NA	NA	0.0%	NA	NA	4/6?	$4,252
Aircraft Finance Trust 1999-1A A1, 5.679% 5/15/24	A1	50.0%	100.0%	NA	NA	NA	NA	NA	1/4	$34,402
Airplanes Pass Through Trust 2001-1A A9, 5.749% 3/15/19	A9	100.0%	100.0%	NA	NA	0.0%	NA	NA	1/3	$38,440
Harborview Mortgage 2004-8 X, 0.771% 11/19/34 interest-only strips	IO	NA	NA	NA	NA	NA	NA	NA	IO	$3,565
Lease Investment Flight Trust 1 A1, 5.589% 7/15/31	A1	29.2%	100.0%	NA	NA	NA	NA	NA	1/7	$27,128
Lease Investment Flight Trust 1 A2, 5.629% 7/15/31	A2	19.0%	71.0%	NA	NA	NA	NA	NA	2/7	$2,175
Mellon Residential 2002-TBC2 X, 0.634% 8/15/32 interest-only strips	IO	NA	NA	NA	NA	NA	NA	NA	IO	$1,523
New Century Home Equity Loan Trust 2006-S1 M8, 6.500% 3/25/36 (e)	M8	1.3%	8.1%	36.2%	70.0%	99.8%	1.3%	0.6%	11/11	$3,305
Nomura Home Equity Loan Inc. 2005-HE1 B1, 7.773% 9/25/35	B1	0.4%	1.8%	40.0%	46.0%	11.4%	14.5%	13.2%	15/17	$2,840
Park Place Securities 2005-WCW1 M11, 7.823% 9/25/35	M11	0.8%	3.0%	36.0%	52.0%	10.5%	9.3%	2.1%	19/21	$8,125
Park Place Securities 2005-WCW3 M10, 7.823% 8/25/35	M10	0.6%	4.3%	47.0%	46.0%	11.7%	9.3%	2.1%	15/18*	$4,350
Soundview Home Equity Loan Trust 2005-3 B2, 8.073% 6/25/35	B2	1.3%	2.6%	5.5%	52.0%	9.9%	16.5%	7.3%	16/18	$3,596
Averages		**19.3%**	**38.3%**	**32.8%**	**50.0%**	**19.2%**	**10.8%**	**4.9%**	**6.4/10**	

267. Thus, as examples from the tables in the preceding paragraph:

(a) The High Income Fund invested $8,125,000 in Park Place Securities 2005-WCW1, class M11, which tranche ranked 19 out of 21 tranches, thus making it one of the three (of 21) tranches to first absorb losses. The percentage interest of the class M11 in the mortgage pool was 0.8%, and a *three percent loss* to the pool would wipe out the Fund's investment. Thirty-six percent of the mortgage pool loans were to borrowers with FICO scores of 600 or less, 52% of the loans had less than full documentation, 10.5% of the mortgage pool loans had a loan-to-value of more than 90%, and the delinquency experience

for this issuer was 9.3%.

(b) The Intermediate Fund invested $2,730,000 in Soundview 2005-OPT1, class M10, which tranche ranked 15 out of 16 tranches, thus making it one of the two (of 16) tranches to first absorb losses. The percentage interest of the class M10 in the mortgage pool was 0.5%, and a *one percent loss* to the pool would wipe out the Fund's investment. Forty-three percent of the mortgage pool loans were to borrowers with FICO scores of 600 or less, 10% of the loans had less than full documentation, 43% of the mortgage pool loans had a loan-to-value of more than 90%, and the delinquency/foreclosure experience for this issuer was 6.5%/12.2%. Defendant Morgan Keegan was one of the underwriters of this issue.

(c) The Short Term Fund's June 30, 2006 investments reflect the far less risky investments of the Fund as compared to the High Income and Intermediate Funds, resulting in its correspondingly lower loss (but still extraordinary for a short-term fixed income fund).

268. A bad credit score is generally considered to be 600 or below.

269. The averages for other periods are of a similar pattern to those for June 30, 2006, as shown by the following tables:

(a) Short Term Fund (data is from the prospectuses found for 17% of the Fund's investments in asset- and mortgage-backed securities):

Average as of	% Interest of Class Purchased by Funds.	Fund's % Interest + Cushion (% Loss that Wipes Out Fund's Investment)	% FICO < 600	% Loans w/ < Full Documentation	% C/LTV > 90%	Sponsor's Average % Delinquencies for Periods Shown	Sponsor's Average % Foreclosures for Period Shown	Fund's Class / Number of Principle Amount Classes
June 30, 2004	2.9%	5.8%	0.2%	NA	0.4%	2.7%	0.4%	2/8
June 30, 2005	23.3%	42.4%	0.6%	58.3%	1.1%	3.3%	1.0%	4/10
June 30, 2006	16.3%	37.6%	0.7%	78.0%	1.0%	2.7%	0.6%	3/10
December 31, 2006	11.0%	21.8%	9.8%	76.0%	3.6%	5.4%	2.5%	3.7/10

(b) Intermediate Bond Fund (data is from the prospectuses found for 15% of the Fund's investments in asset- and mortgage-backed securities):

Average as of	% Interest of Class Purchased by Funds.	Fund's % Interest + Cushion (% Loss that Wipes Out Fund's Investment)	% FICO < 600	% Loans w/ < Full Documentation	% C/LTV > 90%	Sponsor's Average % Delinquencies for Periods Shown	Sponsor's Average % Foreclosures for Period Shown	Fund's Class / Number of Principle Amount Classes
June 30, 2004	4.1%	10.5%	50.5%	35.0%	40.5%	4.4%	2.8%	8.3/10
June 30, 2005	5.8%	17.1%	31.0%	32.0%	23.1%	5.9%	4.1%	7.7/10
June 30, 2006	10.7%	30.9%	27.8%	40.2%	20.7%	8.1%	4.0%	6.7/10
December 31, 2006	5.9%	16.6%	27.1%	54.7%	13.2%	9.0%	3.3%	6.8/10

(c) High Income Fund (data is from the prospectuses found for 20% of the Fund's investments in asset- and mortgage-backed securities):

Average as of	% Interest of Class Purchased by Funds.	Fund's % Interest + Cushion (% Loss that Wipes Out Fund's Investment)	% FICO < 600	% Loans w/ < Full Documentation	% C/LTV > 90%	Sponsor's Average % Delinquencies for Periods Shown	Sponsor's Average % Foreclosures for Period Shown	Fund's Class / Number of Principle Amount Classes
June 30, 2004	8.5%	15.3%	48.0%	37.2%	28.3%	3.5%	1.7%	8.2/10
June 30, 2005	11.0%	21.6%	37.7%	39.6%	33.3%	4.2%	2.1%	7.7/10
June 30, 2006	19.3%	38.3%	32.8%	50.0%	19.2%	10.8%	4.9%	6.4/10
December 31, 2006	18.8%	35.1%	28.6%	57.0%	23.4%	8.1%	3.1%	6.6/10

270. Notwithstanding the Funds' substantial investments in these securities and Defendants' knowledge thereof, the Funds' prospectuses did not disclose the extent to which the Funds' investments were vulnerable to losses incurred on these highly risky investments, as alleged in the preceding paragraphs.

271. The prospectuses for the relatively small portion of the Funds' asset- and mortgage-backed securities that were registered with the SEC disclosed, in addition to the liquidity risks addressed above, one or more of the following significant risks (many of which were found to be typical disclosures) of the asset- and mortgage-backed securities purchased by the Funds – including risks associated with low FICO scores, high loan-to-value ratios, and less than full documentation – and, therefore, known to Defendants

(these disclosures are taken verbatim from the prospectuses) (emphasis supplied):

(a) AUTHORITY TO EFFECT OTHER BORROWINGS ENTAILS RISKS

None of the mortgage loans allow the borrower to grant a subordinate mortgage in the future. See "Description of the Mortgage Pool--Certain Terms and Characteristics of the Mortgage Loans--Subordinate Financing" in this prospectus supplement. Generally, mortgage loans require that prior to any subordinate loan being allowed, certain conditions must be satisfied. Substantially all of the mortgage loans permit the related borrower to incur indebtedness beyond the mortgage loan in the ordinary course of business, subject to certain conditions.

When a mortgage loan borrower (or its constituent members) also has one or more other outstanding loans (even if subordinated or mezzanine loans that are not secured by a lien on the mortgaged property), the trust is subjected to additional risk. The borrower may have difficulty servicing and repaying multiple loans. The existence of another loan generally also will make it more difficult for the borrower to obtain refinancing of the mortgage loan and may thereby jeopardize repayment of the mortgage loan. Moreover, the need to service additional debt may reduce the cash flow available to the borrower to operate and maintain the mortgaged property. See "Description of the Mortgage Pool--Certain Terms and Characteristics to the Mortgage Loans--Subordinate Financing" in this prospectus supplement.

Additionally, if the borrower (or its constituent members) defaults on the mortgage loan and/or any other loan, actions taken by other lenders could impair the security available to the trust. If a junior lender files an involuntary petition for bankruptcy against the borrower (or the borrower files a voluntary petition to stay enforcement by a junior lender), the trust's ability to foreclose on the property would be automatically stayed, and principal and interest payments might not be made during the course of the bankruptcy case. The bankruptcy of another lender also may operate to stay foreclosure by the trust.

Further, if another loan secured by the mortgaged property is in default, the other lender may foreclose on the mortgaged property, absent an agreement to the contrary, thereby causing a delay in payments and/or an involuntary repayment of the mortgage loan prior to maturity. The trust may also be subject to the costs and administrative burdens of involvement in bankruptcy or foreclosure proceedings or related litigation.

(b) LACK OF SKILLFUL PROPERTY MANAGEMENT ENTAILS RISKS

The successful operation of a real estate project depends upon the property

manager's performance and viability. The property manager is generally responsible for:

- o responding to changes in the local market;
- o planning and implementing the rental structure;
- o leasing units in the property (for multifamily and multi-tenant commercial properties);
- o operating the property and providing building services;
- o managing operating expenses; and
- o assuring that maintenance and capital improvements are carried out in a timely fashion.

Properties deriving revenues primarily from short-term sources are generally more management intensive than properties leased to creditworthy tenants under long-term leases.

A good property manager, by controlling costs, providing appropriate service to tenants and seeing to the maintenance of improvements, can, in some cases, improve cash flow, reduce vacancy, leasing and repair costs and preserve building value. On the other hand, management errors can, in some cases, impair short-term cash flow and the long term viability of an income producing property.

We make no representation or warranty as to the skills of any present or future managers. Additionally, we cannot assure you that the property managers will be in a financial condition to fulfill their management responsibilities throughout the terms of their respective management agreements.

(c) RISKS OF INSPECTIONS RELATING TO PROPERTIES

Licensed engineers or consultants inspected the mortgaged properties in connection with the origination of the mortgage loans to assess items such as structure, exterior walls, roofing, interior construction, mechanical and electrical systems and general condition of the site, buildings and other improvements. However, we can not assure you that all conditions requiring repair or replacement were identified.

(d) ABSENCE OR INADEQUACY OF INSURANCE COVERAGE ENTAILS RISKS

The mortgaged properties may suffer casualty losses due to risks which were not covered by insurance or for which insurance coverage is inadequate. In addition, certain of the mortgaged properties are located in California and Texas and in coastal areas of Florida, states that have historically been at

greater risk regarding acts of nature (such as hurricanes, floods and earthquakes) than other states. We can not assure you that borrowers will be able to maintain adequate insurance. Moreover, if reconstruction or any major repairs are required, changes in laws may materially affect the borrower's ability to effect such reconstruction or major repairs or may materially increase the cost thereof beyond the limits of existing insurance policies. As a result of any of the foregoing, the amount available to make distributions on the Offered Certificates could be reduced.

(e) APPRAISALS AND MARKET STUDIES HAVE CERTAIN LIMITATIONS

An appraisal or other market analysis was conducted in respect of the mortgaged properties in connection with the origination or acquisition of the related mortgage loan. The resulting estimates of value are the basis of the Cut-off Date LTV Ratios referred to herein. Those estimates represent the analysis and opinion of the person performing the appraisal or market analysis and are not guarantees of present or future value.

Moreover, the values of the mortgaged properties may have fluctuated significantly since the appraisal or market study was performed. In addition, appraisals seek to establish the amount a typically motivated buyer would pay a typically motivated seller. Such amount could be significantly higher than the amount obtained from the sale of a mortgaged property under a distress or liquidation sale. Information regarding the values of mortgaged properties available to the Depositor as of the Cut-off Date is presented in Annex A hereto for illustrative purposes only. See "Description of the Mortgage Pool--Assessments of Property Value and Condition--Appraisals" in this prospectus supplement.

(f) SUBORDINATION OF SUBORDINATE OFFERED CERTIFICATES

As described in this prospectus supplement, unless your certificates are Class A-1, Class A-2 or Class X Certificates, your rights to receive distributions of amounts collected or advanced on or in respect of the mortgage loans will be subordinated to those of the holders of the offered certificates with an earlier alphabetical designation. See "Description of the Certificates--Distributions" and "--Subordination; Allocation of Losses and Certain Expenses" in this prospectus supplement and "Risk Factors--Subordination of the Subordinate Certificates; Effect of Losses on the Assets" in the prospectus.

(g) RISKS RELATING TO CONFLICTS OF INTEREST

Conflicts Between Various Classes of Certificateholders. The Special Servicer is given considerable latitude in determining whether and in what manner to

liquidate or modify defaulted mortgage loans. The Operating Adviser will be empowered to replace the Special Servicer. At any given time, the Operating Adviser will be controlled generally by a majority of the holders of the most subordinated (or, if the certificate principal balance thereof is less than 25% of its original certificate balance, the next most subordinated) class of certificates (that is, the Controlling Class) outstanding from time to time, and such holders may have interests in conflict with those of the holders of the other certificates. For instance, the holders of certificates of the Controlling Class might desire to mitigate the potential for loss to that Class from a troubled mortgage loan by deferring enforcement in the hope of maximizing future proceeds. However, the interests of the trust may be better served by prompt action, since delay followed by a market downturn could result in less proceeds to the trust than would have been realized if earlier action had been taken.

The Special Servicer or an affiliate may acquire certain of the most subordinated certificates (including those of the initial Controlling Class). Under such circumstances, the Special Servicer itself may have interests that conflict with the interests of the other holders of the certificates. Conflicts Between Trust or Trustee and each of Heller Financial Capital Funding, Inc. and Prudential Mortgage Capital Funding, LLC. Conflicts of interest may arise between the trust and each of Heller Financial Capital Funding, Inc. and Prudential Mortgage Capital Funding, LLC or their affiliates that engage in the acquisition, development, operation, financing and disposition of real estate.

Those conflicts may arise because each of Heller Financial Capital Funding, Inc. and Prudential Mortgage Capital Funding, LLC and its affiliates intend to continue to actively acquire, develop, operate, finance and dispose of real estate-related assets in the ordinary course of their business. During the course of their business activities, each of Heller Financial Capital Funding, Inc. and Prudential Mortgage Capital Funding, LLC or such affiliates may acquire or sell properties, or finance mortgage loans secured by properties, which may include the mortgaged properties or properties which are in the same markets as the mortgaged properties. In such case, the interests of each of Heller Financial Capital Funding, Inc. and Prudential Mortgage Capital Funding, LLC or such affiliates may differ from, and compete with, the interests of the trust, and decisions made with respect to those assets may adversely affect the amount and timing of distributions with respect to the certificates.

Conflicts Between Managers and the Mortgage Loan Borrowers. Substantially all of the property managers for the mortgaged properties (or their affiliates) manage additional properties, including properties that may compete with the mortgaged properties. Affiliates of the managers, and certain of the managers

themselves, also may own other properties, including competing properties. The managers of the mortgaged properties may accordingly experience conflicts of interest in the management of such mortgaged properties.

Conflicts Between Sellers of Mortgage Loans and Classes of Certificateholders. Affiliates of Heller Financial Capital Funding, Inc. and Prudential Mortgage Capital Funding, LLC may acquire certain of the Offered Certificates. Under such circumstances, they may become the Controlling Class, and as such have interests that may conflict with their interests as a Seller of the Mortgage Loans.

(h) THE MORTGAGE LOANS WERE UNDERWRITTEN TO STANDARDS WHICH DO NOT CONFORM TO THE STANDARDS OF FANNIE MAE OR FREDDIE MAC.

The underwriting standards of the originators are intended to assess the ability and willingness of the mortgagor to repay the debt and to evaluate the adequacy of the property as collateral for the mortgage loan. The originators consider, among other things, a mortgagor's credit history, repayment ability and debt service-to-income ratio, as well as the value, type and use of the mortgaged property. As further described in this prospectus supplement, **the underwriting standards of the originators do not conform to Fannie Mae and Freddie Mac guidelines**.

In addition, mortgage loans originated by the originators generally bear higher rates of interest than mortgage loans originated in accordance with Fannie Mae and Freddie Mac guidelines and may experience rates of delinquency, foreclosure and bankruptcy that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in accordance with Fannie Mae and Freddie Mac guidelines.

Furthermore, changes in the values of mortgaged properties may have a greater effect on the delinquency, foreclosure, bankruptcy and loss experience of the Mortgage Loans than on mortgage loans originated in accordance with Fannie Mae and Freddie Mac guidelines. No assurance can be given that the values of the related mortgaged properties have remained or will remain at the levels in effect on the dates of origination of the related Mortgage Loans. SEE "THE MORTGAGE POOL--UNDERWRITING STANDARDS" IN THIS PROSPECTUS SUPPLEMENT.

(i) MORTGAGE LOANS WITH HIGH COMBINED LOAN-TO-VALUE RATIOS LEAVE THE RELATED MORTGAGOR WITH LITTLE OR NO EQUITY IN THE RELATED MORTGAGED PROPERTY.

Approximately 36.45% of the Group I Mortgage Loans and approximately

40.93% of the Group II Mortgage Loans, in each case, by the related aggregate principal balance as of the Cut-off Date, had a combined loan-to-value ratio at origination in excess of 80%.

An overall decline in the residential real estate market, a rise in interest rates over a period of time and the condition of a mortgaged property, as well as other factors, may have the effect of reducing the value of the mortgaged property from the appraised value at the time the Mortgage Loan was originated. If there is a reduction in the value of the mortgaged property, the combined loan-to-value ratio may increase over what it was at the time the Mortgage Loan was originated. Such an increase may reduce the likelihood of liquidation or other proceeds being sufficient to satisfy the Mortgage Loan, and any losses to the extent not covered by the credit enhancement may affect the yield to maturity of your certificates. There can be no assurance that the value of a mortgaged property estimated in any appraisal or review is equal to the actual value of that mortgaged property at the time of that appraisal or review. **Investors should note that the values of the mortgaged properties may be insufficient to cover the outstanding principal balance of the Mortgage Loans**. There can be no assurance that the combined loan-to-value ratio of any Mortgage Loan determined at any time after origination will be less than or equal to its combined loan-to-value ratio at origination.

(j) INTEREST ONLY MORTGAGE LOAN RISK.

Approximately 16.36% the Group I Mortgage Loans and approximately 31.80% of the Group II Mortgage Loans, in each case, by related aggregate principal balance as of the Cut-off Date, require the borrowers to make monthly payments only of accrued interest for the first two, three, five or ten years following origination. After such interest-only period, the borrower's monthly payment will be recalculated to cover both interest and principal so that the Mortgage Loan will amortize fully prior to its final payment date. If the monthly payment increases, the related borrower may not be able to pay the increased amount and may default or may refinance the related Mortgage Loan to avoid the higher payment. Because no principal payments may be made or advanced on such Mortgage Loans for two, three, five or ten years following origination, the certificateholders will receive smaller principal distributions during such period than they would have received if the related borrowers were required to make monthly payments of interest and principal for the entire lives of such Mortgage Loans. This slower rate of principal distributions may reduce the return on an investment in the Offered Certificates that are purchased at a discount.

(k) THE MEZZANINE CERTIFICATES WILL BE MORE SENSITIVE TO LOSSES ON THE MORTGAGE LOANS THAN THE CLASS A CERTIFICATES BECAUSE THEY ARE SUBORDINATE TO THE CLASS A CERTIFICATES.

The weighted average lives of, and the yields to maturity on, the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates will be progressively more sensitive, in that order, to the rate and timing of mortgagor defaults and the severity of ensuing losses on the Mortgage Loans. If the actual rate and severity of losses on the Mortgage Loans is higher than those assumed by an investor in these certificates, the actual yield to maturity of these certificates may be lower than the yield anticipated by the investor based on such assumption. The timing of losses on the Mortgage Loans will also affect an investor's actual yield to maturity, even if the rate of defaults and severity of losses over the life of the mortgage pool are consistent with an investor's expectations. In general, the earlier a loss occurs, the greater the effect on an investor's yield to maturity. Realized losses on the Mortgage Loans, to the extent they exceed the amount of excess interest, overcollateralization and the aggregate certificate principal balance of the Class B Certificates, following distributions of principal on the related Distribution Date, will reduce the certificate principal balances of the Mezzanine Certificates beginning with the class of Mezzanine Certificates then outstanding with the lowest payment priority. As a result of such reductions, less interest will accrue on each such class of Mezzanine Certificates than would otherwise be the case. However, the amount of any realized losses allocated to the Mezzanine Certificates may be distributed to the holders of those certificates according to the priorities set forth under "Description of the Certificates--Overcollateralization Provisions" in this prospectus supplement.

(l) THE MEZZANINE CERTIFICATES GENERALLY WILL NOT BE ENTITLED TO RECEIVE PRINCIPAL PAYMENTS UNTIL DECEMBER 2007 WHICH MAY RESULT IN A GREATER RISK OF LOSS RELATING TO THESE CERTIFICATES.

Unless the aggregate certificate principal balance of the Class A Certificates has been reduced to zero, the Mezzanine Certificates will not be entitled to any principal distributions until at least December 2007 or a later date as provided in this prospectus supplement or during any period in which delinquencies on the Mortgage Loans exceed the levels set forth under "Description of the Certificates--Principal Distributions on the Offered Certificates and the Class B Certificates" in this prospectus supplement. As a result, **the weighted average lives of the Mezzanine Certificates will**

be longer than would be the case if distributions of principal were allocated among all of the certificates at the same time. As a result of the longer weighted average lives of the Mezzanine Certificates, the **holders of these certificates have a greater risk of suffering a loss on their investments**. Further, because such certificates might not receive any principal if the delinquency levels set forth under "Description of the Certificates--Principal Distributions on the Offered Certificates and the Class B Certificates" in this prospectus supplement are exceeded, it is possible for such certificates to receive no principal distributions on a particular Distribution Date even if no losses have occurred on the mortgage pool.

(m) THE RATE AND TIMING OF PRINCIPAL DISTRIBUTIONS ON THE CLASS A CERTIFICATES AND THE MEZZANINE CERTIFICATES WILL BE AFFECTED BY PREPAYMENT SPEEDS AND BY THE PRIORITY OF PAYMENT ON SUCH CERTIFICATES.

The rate and timing of distributions allocable to principal on the Class A Certificates and the Mezzanine Certificates will depend, in general, on the rate and timing of principal payments (including prepayments and collections upon defaults, liquidations and repurchases) on the Mortgage Loans and the allocation thereof to pay principal on such certificates as described in "Description of the Certificates--Principal Distributions on the Offered Certificates and the Class B Certificates" in this prospectus supplement. As is the case with mortgage backed pass-through certificates generally, the Offered Certificates are subject to **substantial inherent cash-flow uncertainties because the Mortgage Loans may be prepaid at any time**. However, with respect to approximately **84.21%** of the Mortgage Loans, by aggregate principal balance of the Mortgage Loans as of the Cut-off Date, a prepayment may subject the related mortgagor to a prepayment charge. A prepayment charge may or may not act as a deterrent to prepayment of the related Mortgage Loan. SEE "THE MORTGAGE POOL" IN THIS PROSPECTUS SUPPLEMENT.

Generally, when prevailing interest rates are increasing, prepayment rates on mortgage loans tend to decrease; a decrease in the prepayment rates on the Mortgage Loans will result in a reduced rate of return of principal to investors in the Class A Certificates and the Mezzanine Certificates at a time when reinvestment at such higher prevailing rates would be desirable. Conversely, when prevailing interest rates are declining, prepayment rates on mortgage loans tend to increase; an increase in the prepayment rates on the Mortgage Loans will result in a greater rate of return of principal to investors in the Class A Certificates and Mezzanine Certificates at a time when reinvestment at comparable yields may not be possible.

Distributions of principal will be made to the holders of the Mezzanine Certificates according to the priorities described in this prospectus supplement. The timing of commencement of principal distributions and the weighted average life of each such class of certificates will be affected by the rates of prepayment on the Mortgage Loans experienced both before and after the commencement of principal distributions on such classes. For further information regarding the effect of principal prepayments on the weighted average lives of the Offered Certificates, SEE "YIELD ON THE CERTIFICATES" IN THIS PROSPECTUS SUPPLEMENT, INCLUDING THE TABLES ENTITLED "PERCENT OF INITIAL CERTIFICATE PRINCIPAL BALANCE OUTSTANDING AT THE SPECIFIED PERCENTAGES OF THE PREPAYMENT ASSUMPTION."

(n) THE YIELD TO MATURITY ON THE OFFERED CERTIFICATES WILL DEPEND ON A VARIETY OF FACTORS.

The yield to maturity on the Offered Certificates will depend on:

- o the applicable pass-through rate thereon;
- o the applicable purchase price;
- o the rate and timing of principal payments (including prepayments and collections upon defaults, liquidations and repurchases) and the allocation thereof to reduce the certificate principal balance of the Offered Certificates; and
- o the rate, timing and severity of realized losses on the Mortgage Loans, adjustments to the mortgage rates on the adjustable-rate Mortgage Loans included in the mortgage pool, the amount of excess interest generated by the Mortgage Loans and the allocation to the Offered Certificates of certain interest shortfalls.

In general, if the Offered Certificates are purchased at a premium and principal distributions thereon occur at a rate faster than anticipated at the time of purchase, the investor's actual yield to maturity will be lower than that assumed at the time of purchase. Conversely, if the Offered Certificates are purchased at a discount and principal distributions thereon occur at a rate slower than that anticipated at the time of purchase, the investor's actual yield to maturity will be lower than that originally assumed.

(o) THE YIELD TO MATURITY ON THE MEZZANINE CERTIFICATES WILL BE PARTICULARLY SENSITIVE TO THE RATE OF PREPAYMENTS ON THE MORTGAGE LOANS.

The multiple class structure of the Mezzanine Certificates causes the yield of

these classes to be particularly sensitive to changes in the rates of prepayment of the Mortgage Loans. Because distributions of principal will be made to the holders of such certificates according to the priorities described in this prospectus supplement, the yield to maturity on such classes of certificates will be sensitive to the rates of prepayment on the Mortgage Loans experienced both before and after the commencement of principal distributions on such classes. The yield to maturity on such classes of certificates will also be extremely sensitive to losses due to defaults on the Mortgage Loans (and the timing thereof), to the extent these losses are not covered by excess cashflow otherwise payable to the Class CE Certificates, to the Class B Certificates or to a class of Mezzanine Certificates with a lower payment priority. Furthermore, as described in this prospectus supplement, the timing of receipt of principal and interest by the Mezzanine Certificates may be adversely affected by losses even if these classes of certificates do not ultimately bear such loss.

(p) INTEREST PAYMENTS ON THE MORTGAGE LOANS MAY BE INSUF-FICIENT TO PAY INTEREST ON YOUR CERTIFICATES.

When a Mortgage Loan is prepaid in full, the mortgagor is charged interest only up to the date on which payment is made, rather than for an entire month. This may result in a shortfall in interest collections available for payment on the next Distribution Date. Each servicer is required to cover a portion of the shortfall in interest collections that are attributable to voluntary prepayments in full on the related Mortgage Loans, but only up to the servicing fee (or in the case of Select Portfolio Servicing, Inc., one half of the servicing fee) payable to the related servicer for the related interest accrual period. If the credit enhancement is insufficient to cover this shortfall in excess of the amount the servicer covers, you may incur a loss. In addition, the servicers will not cover shortfalls in interest collections due to bankruptcy proceedings or the application of the Servicemembers Civil Relief Act (the "Relief Act") or similar state or local laws. The Policy will not cover any such shortfalls.

On any Distribution Date, any shortfalls resulting from the application of the Relief Act or similar state or local laws and any prepayment interest shortfalls to the extent not covered by compensating interest paid by the related servicer will be allocated, first, to the Class CE Certificates, second, to the Class B Certificates, **third, to the Class M-11 Certificates [the class purchased by one or more of the Funds]**, fourth, to the Class M-10 Certificates, fifth, to the Class M-9 Certificates, sixth, to the Class M-8 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-6 Certificates, ninth, to the Class M-5 Certificates, tenth, to the Class M-4 Certificates, eleventh, to the Class M-3 Certificates, twelfth, to the Class M-2 Certificates,

thirteenth, to the Class M-1 Certificates and fourteenth, to the Class A Certificates, on a PRO RATA basis, based on their respective senior interest distribution amounts for such Distribution Date before such reduction. The holders of the Offered Certificates and the Class B Certificates will be entitled to reimbursement for any such interest shortfalls but only to the extent of available funds and in the order of priority set forth under "Description of the Certificates--Overcollateralization Provisions." If these shortfalls are allocated to the Offered Certificates and the Class B Certificates the amount of interest paid to those certificates will be reduced, adversely affecting the yield on your investment.

(q) SUITABILITY OF THE OFFERED CERTIFICATES AS INVESTMENTS.

The Offered Certificates are not suitable investments for any investor that requires a **regular or predictable schedule of monthly payments** or payment on any specific date. The Offered Certificates are **complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze** the prepayment, reinvestment, default and market risk, the tax consequences of an investment and the interaction of these factors.

(r) YOUR RISK OF LOSS MAY BE HIGHER THAN YOU EXPECT IF YOUR SECURITIES ARE BACKED BY LOANS THAT WERE UNDERWRITTEN TO STANDARDS WHICH DO NOT CONFORM TO THE STANDARDS OF FREDDIE MAC OR FANNIE MAE

. . **Substantially all of the loans in the trust fund will have been originated under standards that were less stringent than the standards generally acceptable to Freddie Mac and Fannie Mae with regard to the borrower's credit standing and repayment ability**. The related borrowers may have payment histories and debt-to-income ratios which would not satisfy Freddie Mac and Fannie Mae underwriting guidelines and may have a record of major derogatory credit items such as outstanding judgments or prior bankruptcies. In addition, on a case by case basis, the related seller may determine that, based upon compensating factors, a prospective borrower not strictly qualifying under its applicable underwriting risk category guidelines warrants an underwriting exception. **These exceptions would represent a further departure from the Freddie Mac and Fannie Mae standards**.

As a result of the application of less stringent underwriting standards, certain mortgage loans in a mortgage pool may experience rates of delinquency, foreclosure and bankruptcy that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Furthermore, changes in the values of the related mortgaged properties

may have a greater effect on the delinquency, foreclosure, bankruptcy and loss experience of these mortgage loans than on mortgage loans originated in a more traditional manner. No assurance can be given that the values of the related mortgaged properties have remained or will remain at the levels in effect on the dates of origination of the related mortgage loans.

(s) The Underwriting Guidelines are less stringent than the standards generally acceptable to more traditional lenders with regard to: (1) the applicant's credit standing and repayment ability and (2) the property offered as collateral. Applicants who qualify under the Underwriting Guidelines generally have payment histories and debt ratios which would not satisfy the underwriting guidelines of more traditional lenders and may have a record of major derogatory credit items such as outstanding judgments or prior bankruptcies.

(t) THE TYPES OF MORTGAGE LOANS INCLUDED IN THE TRUST FUND RELATED TO YOUR SECURITIES MAY BE ESPECIALLY PRONE TO DEFAULTS WHICH MAY EXPOSE YOUR SECURITIES TO GREATER LOSSES

The securities will be directly or indirectly backed by mortgage loans, manufactured housing conditional sales contracts and installment loan agreements. The types of mortgage loans included in the trust fund may have a greater likelihood of delinquency and foreclosure, and a greater likelihood of loss in the event of delinquency and foreclosure. You should be aware that if the mortgaged properties fail to provide adequate security for the mortgage loans included in a trust fund, any resulting losses, to the extent not covered by credit support, will be allocated to the related securities in the manner described in the related prospectus supplement and consequently would adversely affect the yield to maturity on those securities. The depositor cannot assure you that the values of the mortgaged properties have remained or will remain at the appraised values on the dates of origination of the related mortgage loans. The prospectus supplement for each series of securities will describe the mortgage loans which are to be included in the trust fund related to your security and risks associated with those mortgage loans which you should carefully consider in connection with the purchase of your security.

(u) YOUR RISK OF LOSS MAY BE HIGHER THAN YOU EXPECT IF YOUR SECURITIES ARE BACKED BY PARTIALLY UNSECURED HOME EQUITY LOANS

The trust fund may also include home equity loans that were originated with loan-to-value ratios or combined loan-to-value ratios in excess of the value of the related mortgaged property. Under these circumstances, the trust fund could be treated as a general unsecured creditor as to any unsecured

portion of any related loan. In the event of a default under a loan that is unsecured in part, the trust fund will have recourse only against the borrower's assets generally for the unsecured portion of the loan, along with all other general unsecured creditors of the borrower.

(v) THE ORIGINATORS' UNDERWRITING STANDARDS ARE NOT AS STRINGENT AS THOSE OF MORE TRADITIONAL LENDERS OR OF FANNIE MAE AND FREDDIE MAC, WHICH MAY RESULT IN LOSSES ALLOCATED TO THE OFFERED CERTIFICATES

. . .

The Originators' underwriting standards are primarily intended to assess the applicant's credit standing and ability to repay as well as the value and the adequacy of the mortgaged property as collateral for the mortgage loan. The Originators provide loans primarily to **borrowers who do not qualify for loans conforming to Fannie Mae and Freddie Mac guidelines** but who generally have equity in their property and the apparent ability to repay. While the Originators' primary considerations in underwriting a mortgage loan are the applicant's credit standing and repayment ability, as well as the value and adequacy of the mortgaged property as collateral, the Originators also consider, among other things, the applicant's credit history and debt service-to-income ratio, and the type and occupancy status of the mortgaged property. The Originators' underwriting standards do not prohibit a mortgagor from obtaining secondary financing at the time of origination of the Originators' first lien mortgage loan (or at any time thereafter), which secondary financing would reduce the equity the mortgagor would otherwise have in the related mortgaged property as indicated in the Originators' loan- to-value ratio determination.

As a result of such underwriting standards, the Mortgage Loans are likely to experience rates of delinquency, foreclosure and bankruptcy that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. To the extent the credit enhancement features described in this prospectus supplement are insufficient to cover such losses, holders of the related Certificates may suffer a loss on their investment.

Furthermore, changes in the values of mortgaged properties may have a greater effect on the delinquency, foreclosure, bankruptcy and loss experience of the Mortgage Loans than on mortgage loans originated in a more traditional manner. No assurance can be given that the values of the related mortgaged properties have remained or will remain at the levels in effect on the dates of origination of the related Mortgage Loans. See "The Mortgage Pool—Underwriting Standards of the Originators" in this prospectus supplement.

(w) CERTAIN MORTGAGE LOANS HAVE HIGH LOAN-TO-VALUE RATIOS OR COMBINED LOAN-TO- VALUE RATIOS WHICH MAY PRESENT A GREATER RISK OF LOSS RELATING TO SUCH MORTGAGE LOANS

Mortgage loans with a loan-to-value ratio (in the case of first liens) or combined loan-to-value ratio (in the case of second liens) of greater than 80% may present a greater risk of loss than mortgage loans with loan-to-value ratios (in the case of first liens) or combined loan-to-value ratios (in the case of second liens) of 80% or below. Approximately 63.59% of the Group I Collateral Selection Date Mortgage Loans and approximately 64.21% of the Group II Collateral Selection Date Mortgage Loans, in each case by aggregate scheduled principal balance of the related loan group as of the Cut-off Date, had a loan-to-value ratio (in the case of first liens) or combined loan-to-value ratio (in the case of second liens) at origination in excess of 80% and are not covered by any primary mortgage insurance. No Collateral Selection Date Mortgage Loan had a loan-to-value ratio (in the case of first liens) or combined loan-to-value ratio (in the case of second liens) exceeding 100% at origination.

An overall decline in the residential real estate market, a rise in interest rates over a period of time and the general condition of a mortgaged property, as well as other factors, may have the effect of reducing the value of such mortgaged property from the appraised value at the time the Mortgage Loan was originated. If there is a reduction in value of the mortgaged property, the loan-to-value ratio (in the case of first liens) or combined loan-to-value ratio (in the case of second liens) may increase over what it was at the time of origination. Such an increase may reduce the likelihood of liquidation or other proceeds being sufficient to satisfy the Mortgage Loan. There can be no assurance that the loan-to-value ratio (in the case of first liens) or combined loan-to- value ratio (in the case of second liens) of any Mortgage Loan determined at any time after origination is less than or equal to its original loan-to-value ratio (in the case of first liens) or combined loan-to-value ratio (in the case of second liens). Additionally, the Originators' determination of the value of a mortgaged property used in the calculation of the loan-to-value ratios (in the case of first liens) or combined loan-to-value ratios (in the case of second liens) of the Mortgage Loans may differ from the appraised value of such mortgaged property or the actual value of such mortgaged property. See "The Mortgage Pool--General" in this prospectus supplement.

(x) MOST OF THE COLLATERAL SELECTION DATE MORTGAGE LOANS ARE NEWLY ORIGINATED AND HAVE LITTLE, IF ANY, PAYMENT HISTORY

None of the Collateral Selection Date Mortgage Loans are delinquent in their monthly payments as of the Collateral Selection Date. Investors should note, however, that certain of the Collateral Selection Date Mortgage Loans will have a first payment date occurring after the Collateral Selection Date and, therefore, such Collateral Selection Date Mortgage Loans could not have been delinquent in any monthly payment as of the Collateral Selection Date.

(y) SIMULTANEOUS SECOND LIEN RISK

With respect to approximately 3.91% of the Group I Collateral Selection Date Mortgage Loans and approximately 2.56% of the Group II Collateral Selection Date Mortgage Loans, by aggregate scheduled principal balance of the related loan group as of the Cut-off Date, at the time of origination of the first lien Mortgage Loan, the Originators also originated a second lien mortgage loan which will not be included in the trust. The weighted average loan-to-value ratio at origination of the first-lien on such Collateral Selection Date Mortgage Loans is approximately 79.97% and the weighted average combined loan-to-value ratio at origination of such Collateral Selection Date Mortgage Loans (including the second lien) is approximately 99.96%.

With respect to approximately 0.72% of the Group I Collateral Selection Date Mortgage Loans and approximately 0.71% of the Group II Collateral Selection Date Mortgage Loans, by aggregate scheduled principal balance of the related loan group as of the Cut-off Date, at the time of origination of the first lien Mortgage Loan, the applicable Originator also originated a second lien mortgage loan which will be included in the Trust. The weighted average combined loan-to-value ratio at origination of such Collateral Selection Date Mortgage Loans (including the second lien) is approximately 100.00%.

With respect to such Collateral Selection Date Mortgage Loans, foreclosure frequency may be increased relative to Mortgage Loans that were originated without a simultaneous second lien because the mortgagors on such Collateral Selection Date Mortgage Loans have less equity in the mortgaged property. Investors should also note that any mortgagor may obtain secondary financing at any time subsequent to the date of origination of their mortgage loan from the Originators or from any other lender.

(z) THERE ARE VARIOUS RISKS ASSOCIATED WITH THE MEZZANINE CERTIFICATES

The weighted average lives of, and the yields to maturity on, the Mezzanine Certificates will be progressively more sensitive, in increasing order of their numerical class designations, to the rate and timing of mortgagor defaults and the severity of ensuing losses on the Mortgage Loans. If the actual rate and severity of losses on the Mortgage Loans is higher than those assumed by an in-

vestor in such certificates, the actual yield to maturity on such certificate may be lower than the yield anticipated by such holder. The timing of losses on the Mortgage Loans will also affect an investor's yield to maturity, even if the rate of defaults and severity of losses over the life of the mortgage pool are consistent with an investor's expectations. In general, the earlier a loss occurs, the greater the effect on an investor's yield to maturity. Realized losses on the Mortgage Loans, to the extent they exceed the amount of excess interest and overcollateralization following distributions of principal on the related Distribution Date, will reduce the certificate principal balance of the class of Mezzanine Certificates then outstanding with the highest numerical class designation. As a result of these reductions, less interest will accrue on these classes of certificates than would be the case if those losses were not so allocated. Once a realized loss is allocated to a Mezzanine Certificate, such written down amount will not be reinstated (except in the case of subsequent recoveries) and will not accrue interest. However, the amount of any realized losses allocated to the Mezzanine Certificates may be distributed to the holders of such certificates according to the priorities set forth under "Description of the Certificates--Overcollateralization Provisions" and "Description of the Certificates—Interest Rate Swap Agreement, the Swap Provider and the Swap Account" in this prospectus supplement.

Unless the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero, the Mezzanine Certificates will not be entitled to any principal distributions until at least the Distribution Date in September 2007 or a later date as provided in this prospectus supplement or during any period in which delinquencies or realized losses on the Mortgage Loans exceed certain levels described under "Description of the Certificates--Principal Distributions on the Class A and Mezzanine Certificates" in this prospectus supplement. As a result, the weighted average lives of such certificates will be longer than would be the case if distributions of principal were allocated among all of the certificates at the same time. As a result of the longer weighted average lives of such certificates, the holders of such certificates have a greater risk of suffering a loss on their investments. Further, because such certificates might not receive any principal if certain delinquency levels described under "Description of the Certificates—Principal Distributions on the Class A and Mezzanine Certificates" in this prospectus supplement are exceeded, it is possible for such certificates to receive no principal distributions on a particular distribution date even if no losses have occurred on the mortgage pool.

(aa) Historically, a variety of factors, including the appreciation of real estate values, have limited the loss and delinquency experience on sub-prime mortgage loans. There can be no assurance that factors beyond the control of Country-

wide Home Loans, such as national or local economic conditions or a downturn in the real estate markets of its lending areas, will not result in increased rates of delinquencies and foreclosure losses in the future.

(bb) ADDITIONAL AND SUBSEQUENT MORTGAGE LOANS MAY HAVE CHARACTERISTICS THAT DIFFER FROM THOSE OF THE STATISTIC CALCULATION MORTGAGE LOANS WHICH MAY REDUCE YOUR YIELD TO MATURITY.

Following the transfer of any additional mortgage loans and the subsequent mortgage loans to the trust, the characteristics of the mortgage loans may differ from the information presented in this prospectus supplement. The characteristics that may differ include, among others, the composition of the mortgage loans and of the borrowers of the mortgage loans, the credit quality of the mortgage loans, the distribution by interest rate, the distribution by principal balance, the distribution by loan-to-value ratio and the distribution by remaining term to stated maturity. We recommend that you consider potential variances when making your investment decision concerning the offered certificates.

(cc) BALLOON MORTGAGE LOAN RISK.

Mortgage Loans that are balloon loans pose a risk because a borrower must make a large lump sum payment of principal at the end of the loan term. If the borrower is unable to pay the lump sum or refinance such amount, the servicer will not be obligated to advance the principal portion of that lump sum payment, you may suffer a loss. Approximately 6.88% of the Group I Mortgage Loans and approximately 12.14% of the Group II Mortgage Loans, in each case, by related aggregate principal balance as of the Cut-off Date, are balloon loans.

(dd) REDUCTION OR WITHDRAWAL OF RATINGS.

Each rating agency rating the Offered Certificates may change or withdraw its initial ratings at any time in the future if, in its judgment, circumstances warrant a change. No person is obligated to maintain the ratings at their initial levels. If a rating agency reduces or withdraws its rating on one or more classes of the Offered Certificates, the **liquidity and market value of the affected certificates is likely to be reduced**.

(ee) The information regarding **Long Beach's underwriting standards** has been provided by Long Beach. **None of the Depositor, the Trustee, the Underwriters or any of their affiliates has made any independent investigation of such information or has made or will make any representation as to the accuracy or completeness of such information**.

The Mortgage Loans were originated generally in accordance with guidelines established by Long Beach under its Full Documentation, Limited Doc or Stated Income residential loan programs. Long Beach's underwriting guidelines are primarily intended to evaluate the value and adequacy of the mortgaged property as collateral and are also intended to consider the mortgagor's credit standing and repayment ability. **On a case-by-case basis and only with the approval of two or more senior lending officers, Long Beach may determine that, based upon compensating factors, a prospective mortgagor not strictly qualifying under the underwriting risk category guidelines described below warrants an underwriting exception**. Compensating factors may include, but are not limited to, low loan-to-value ratio, low debt-to-income ratio, good credit history, stable employment and time in residence at the applicant's current address. **It is expected that a substantial number of the Mortgage Loans to be included in the Mortgage Pool will represent exceptions to the underwriting guidelines.**

Under Long Beach's programs, during the underwriting process, Long Beach reviews and verifies the loan applicant's sources of income (**except under the Stated Income and Limited Doc loan programs**).

(ff) **Long Beach's underwriting guidelines are less stringent than the standards generally acceptable to Fannie Mae and Freddie Mac with regard to the mortgagor's credit standing and repayment ability**. Mortgagors who qualify under the Long Beach's underwriting programs generally have payment histories and debt ratios **which would not satisfy Fannie Mae and Freddie Mac underwriting guidelines and may have a record of major derogatory credit items such as outstanding judgments or prior bankruptcies**. Long Beach's underwriting guidelines establish the maximum permitted loan-to-value ratio for each loan type based upon these and other risk factors.

Under the "Limited Doc" and "Stated Income" residential loan programs, the mortgagor's employment and income sources must be stated on the mortgagor's application. The mortgagor's income as stated must be reasonable for the related occupation and **such determination as to reasonableness is subject to the loan underwriter's discretion**. However, the mortgagor's income as stated on the application **is not independently verified**. **Verification of employment is required for salaried mortgagors only**. Maximum loan-to-value ratios are generally lower under the Limited Doc and Stated Income residential loan programs than those permitted under the Full Documentation residential loan program. Except as otherwise stated above, the same mortgage credit, consumer credit and collateral property underwriting guidelines that apply to the Full Documentation residential loan program apply to the Limited Doc and Stated Income residential loan programs.

(gg) A number of the liens on improved real estate securing the loans will be junior to other liens on that real estate, which increases the risk of loss upon default.

Because the liens are junior, the rights of the trust to cause the property securing the loan to be sold upon default of the mortgagor or trustor are subordinate to those of the senior mortgagee or beneficiary. This extinguishes the junior mortgagee's or junior beneficiary's lien unless the servicer on behalf of the trust asserts its subordinate interest in the property in foreclosure litigation and, possibly, satisfies the defaulted senior loan or loans. Approximately 7.89% by principal balance of the loans are secured by subordinate liens on the applicable real estate. A number of the loans, particularly the group II fixed-rate loans, have combined loan-to-value ratios, based on their current principal balances, greater than 100%. As a result, the real estate securing those loans is not likely to provide adequate security if it becomes necessary to foreclose upon and sell the collateral. For a more complete description of the risks associated with junior mortgage liens, see "Legal Aspects of the Loans; Repurchase Obligations" in the prospectus.

(hh) DELINQUENCY, LOAN DEFAULT AND LOSS INFORMATION

The Company began originating, purchasing and servicing home equity loans in January 1996, and thus has no significant historical experience with respect to the performance of such loans. Accordingly, no information has been included herein with respect to the Company's delinquency, loan loss or liquidation experience for home equity loans, inasmuch as such information as is available would likely not be indicative of the performance of the Home Equity Contracts comprising Sub-Pool HE.

(ii) RELIANCE ON HISTORICAL DATA WITH RESPECT TO HOME EQUITY LOANS.

If you purchase a Sub-Pool HE Certificate, the return on your investment will depend largely on the performance of the Home Equity Contracts constituting Sub-Pool HE. We have disclosed the Company's historical delinquency experience with home equity loans under "The Contracts--Home Equity Contracts" herein, but the historical experience may not be an accurate prediction of the performance of the Home Equity Contracts constituting Sub-Pool HE for several reasons. First, the Company's historical experience with home equity loans is limited: it began purchasing and servicing them in January 1996. If the Company's historical experience were longer, or involved a larger number of home equity loans, the data might well be substantially different, and some investors might consider that data a better predictor of the performance of Sub-Pool HE. Second, historical experience with the performance of one pool of loans is never a completely reliable predictor of the future performance of an-

other pool of loans. Third, the information incorporates some home equity loans that are not of the type to be included in Sub-Pool HE, and therefore the information presented is not necessarily indicative of the Company's delinquency experience with respect to home equity loans similar to the home equity contracts compromising Sub-Pool HE. You must not assume that Sub-Pool HE will experience delinquencies and losses identical to the historical data presented here.

(jj) Our underwriting guidelines and credit scoring process weight significantly the applicant's creditworthiness and place less weight on the available equity in the related real estate being improved. While it is our policy not to exceed 100% in loan-to-value ratio on any loan, a substantial portion of the home improvement loans are expected to have loan-to-value ratios of 90% or more when considering the estimated value of the real estate, other liens senior to that of the home improvement loan, and the improvements being financed. Because we do not require appraisals on most home improvement loans with loan amounts of less than $30,000, which home improvement loans are expected to comprise a substantial portion of any loan pool, and given the many other factors that can affect the value of property securing a conventional home improvement loan, the related prospectus supplement will not provide detailed disclosure of loan-to-value ratios on the home improvement loans.

(kk) In general, defaults on mortgage loans and contracts are expected to occur with greater frequency in their early years. The rate of default on cash out refinance, limited documentation or no documentation mortgage loans, and on loans with high loan-to-value ratios or combined loan-to-value ratios, as applicable, may be higher than for other types of loans. Likewise, the rate of default on loans that have been originated under lower than traditional underwriting standards may be higher than those originated under traditional standards. A trust fund may include mortgage loans or contracts that are one month or more delinquent at the time of offering of the related series of securities or which have recently been several months delinquent. The rate of default on delinquent mortgage loans or mortgage loans or contracts with a recent history of delinquency, including re-performing loans, is more likely to be higher than the rate of default on loans that have a current payment status.

The rate of defaults and the severity of losses on mortgage loans or contracts with document deficiencies may be higher than for mortgage loans or contracts with no documentation deficiencies. To the extent that any document relating to a loan is not in the possession of the trustee, the deficiency may make it difficult or impossible to realize on the mortgaged property in the event of foreclosure, which will affect the timing and the amount of liquidation proceeds received by the trustee.

(ll) Prior to any purchase of a Mezzanine Certificate, consider the following factors that may adversely impact your yield: Because the Mezzanine Certificates receive interest and principal distributions after the Senior Certificates receive such distributions, there is a greater likelihood that the Mezzanine Certificates will not receive the distributions to which they are entitled on any distribution date.

(mm) INTEREST ONLY LOANS INCREASE RISK OF LOSS

As of the Cut-off Date, approximately 5.22%, 46.26% and 29.37% of the Group I Mortgage Loans, Group II Mortgage Loans and the Mortgage Loans in the aggregate, respectively, have an initial interest only period. During this period, the payment made by the related borrower will be less than it would be if the related Mortgage Loan amortized. In addition, the principal balance of the related Mortgage Loan will not be reduced because there will be no scheduled monthly payments of principal during this period. As a result, no principal payments will be made to the Offered Certificates with respect to these Mortgage Loans during their interest only period except in the case of a prepayment.

After the initial interest only period, the scheduled monthly payment on these Mortgage Loans will increase, which may result in increased delinquencies by the related borrowers, particularly if interest rates have increased and the borrower is unable to refinance. **In addition, losses may be greater on these Mortgage Loans as a result of the Mortgage Loan not amortizing during the early years of these Mortgage Loans.** Although the amount of principal included in each scheduled monthly payment for a traditional mortgage loan is relatively small during the first few years after the origination of a mortgage loan, **in the aggregate the amount can be significant.** Any resulting delinquencies and losses, to the extent not covered by credit enhancement, will be allocated to the related Offered Certificates and Class B Certificates.

Mortgage loans with an initial interest only period are relatively new in the mortgage marketplace. The performance of these mortgage loans may be significantly different from mortgage loans that amortize from origi-

nation. In particular, there may be a higher expectation by these borrowers of refinancing their mortgage loans with a new mortgage loan, in particular one with an initial interest only period, which may result in higher or lower prepayment speeds than would otherwise be the case. In addition, the failure to build equity in the property by the related borrower may affect the delinquency and prepayment of these mortgage loans.

(nn) THE RECORDING OF THE MORTGAGES IN THE NAME OF MERS MAY AFFECT THE YIELD ON THE CERTIFICATES

The mortgages or assignments of mortgage for some of the Mortgage Loans have been or may be recorded in the name of Mortgage Electronic Registration Systems, Inc. or MERS, solely as nominee for the seller and its successors and assigns. Subsequent assignments of those mortgages are registered electronically through the MERS system. However, if MERS discontinues the MERS system and it becomes necessary to record an assignment of mortgage to the trustee, then any related expenses will be paid by the trust and will reduce the amount available to pay principal of and interest on the certificates.

The recording of mortgages in the name of MERS is a new practice in the mortgage lending industry. Public recording officers and others may have limited, if any, experience with lenders seeking to foreclose mortgages, assignments of which are registered with MERS. Accordingly, delays and additional costs in commencing, prosecuting and completing foreclosure proceedings and conducting foreclosure sales of the mortgaged properties could result. Those delays and the additional costs could in turn delay the distribution of liquidation proceeds to certificateholders and increase the amount of losses on the Mortgage Loans.

(oo) RISKS ASSOCIATED WITH THE MEZZANINE CERTIFICATES AND THE CLASS B CERTIFICATES

The weighted average lives of, and the yields to maturity on, the Mezzanine Certificates, in increasing order of their numerical class designations, and then **the Class B Certificates**, will be progressively more sensitive to the rate and timing of mortgagor defaults and the severity of ensuing losses on the Mortgage Loans. If the actual rate and severity of losses on the Mortgage Loans is higher than those assumed by an investor in such certificates, the actual yield to maturity of such certificates may be lower than the yield anticipated by such holder based on such assumption. The timing of losses on the Mortgage Loans will also affect an investor's actual yield to maturity, even if the rate of defaults and severity of losses over the life of the Mortgage Loans are consistent with

an investor's expectations. In general, the earlier a loss occurs, the greater the effect on an investor's yield to maturity. Realized losses on the Mortgage Loans, to the extent they exceed the amount of excess interest and overcollateralization following distributions of principal on the related Distribution Date, **first, will reduce the certificate principal balance of the class of Class B** Certificate then outstanding with the highest numerical class designation and second, will reduce the certificate principal balance of the class of Mezzanine Certificate then outstanding with the highest numerical class designation. As a result of such reductions, **less interest will accrue on such class of Class B** Certificates and Mezzanine Certificates **than would otherwise be the case. Once a realized loss is allocated to a Class B Certificate or Mezzanine Certificate, no principal or interest will be distributable with respect to such written down amount** (except in the case of Subsequent Recoveries). However, the amount of any realized losses allocated to the Class B Certificates or Mezzanine Certificates may be distributed to the holders of the Class B Certificates or Mezzanine Certificates according to the priorities set forth under "Description of the Certificates--Overcollateralization Provisions" in this prospectus supplement. [One or more of the Funds purchased Class B2 certificate.]

Unless the certificate principal balance of the Class A Certificates has been reduced to zero, neither the Mezzanine Certificates nor the Class B Certificates will be entitled to any principal distributions until at least August 2008 or a later date as provided in this prospectus supplement or during any period in which delinquencies or realized losses on the Mortgage Loans exceed certain levels. As a result, the weighted average lives of the Mezzanine Certificates and Class B Certificates will be longer than would otherwise be the case if distributions of principal were allocated among all of the certificates at the same time. As a result of the longer weighted average lives of the Mezzanine Certificates and Class B Certificates, the holders of such certificates have a greater risk of suffering a loss on their investments. Further, because such certificates might not receive any principal if certain delinquency levels occur, it is possible for such certificates to receive no principal distributions even if no losses have occurred on the Mortgage Loans.

(pp) ALLOCATION OF LOSSES.

If, on any Distribution Date, there is not sufficient excess interest or overcollateralization (represented by the Class CE Certificates) **to absorb realized losses on the Mortgage Loans** as described under "Description of the Certificates—Overcollateraliza-tion Provisions" in this prospectus supplement, **then realized losses on the Mortgage Loans will be allocated first to the Class B-1A Certificates and Class B-1B Certificates on a pro rata basis, and then to the Class M-6, Class M-5, Class M-4, Class M-3, Class**

M-2 and Class M-1 Certificates, in that order, in each case until the certificate principal balance of each such class has been reduced to zero. In addition, any realized losses incurred on the Group I Mortgage Loans after the certificate principal balance of the Class M-1 Certificates has been reduced to zero will be allocated to the Class A-3 Certificates. The pooling and servicing agreement does not permit the allocation of realized losses on the Mortgage Loans to the Class A-1 Certificates or Class A-2 Certificates; however, investors in the Class A-1 Certificates and Class A- 2 Certificates should realize that under certain loss scenarios, there will not be enough principal and interest on the Mortgage Loans to pay the Class A-1 Certificates and Class A-2 Certificates all interest and principal amounts to which these certificates are then entitled. SEE "DESCRIPTION OF THE CERTIFICATES—ALLOCATION OF LOSSES; SUBORDINATION" IN THIS PROSPECTUS SUPPLEMENT.

Once realized losses are allocated to the Class B Certificates, the Mezzanine Certificates and the Class A-3 Certificates, their certificate principal balances will be permanently reduced by the amount so allocated. However, the amount of any realized losses allocated to the Class B Certificates, the Mezzanine Certificates and the Class A-3 Certificates may be distributed to the holders of those certificates according to the priorities set forth under "Description of the Certificates--Overcollateralization Provisions" in this prospectus supplement.

(qq) A lender may originate mortgage loans under a **reduced documentation program**. These reduced documentation programs include an "**EZ Documentation**" program, where there is **no verification of stated income, a "No Employment/Income Documentation" program, where there is no verification of employment or income, and a "No Ratio Documentation" program, where there is no stated income, thus eliminating ratio calculations. A reduced documentation program is designed to streamline the loan approval process and thereby improve the lender's competitive position among other loan originators. Under a reduced documentation program, relatively more emphasis is placed on credit score and property underwriting than on certain credit underwriting documentation concerning income and employment verification, which is waived.**

(rr) YIELD SENSITIVITY OF THE MEZZANINE NOTES

If the Certificate Principal Balance of the Class C Certificates and the Note Balance of the Class B Notes and each class of Mezzanine Notes with a lower payment priority have been reduced to zero, the yield to maturity on any remaining classes of Mezzanine Notes will become extremely sensitive to losses

on the HELOCs (and the timing thereof) that are covered by subordination, because the entire amount of any Realized Losses (to the extent not covered by Net Monthly Excess Cashflow), will be allocated to those Notes. The Original Note Balances of the Class M-1 Notes, the Class M-2 Notes, the Class M-3 Notes, the Class M-4 Notes, the Class M-5 Notes, the Class M-6 Notes, the Class M-7 Notes, the Class M-8 Notes, the Class B-1 Notes, the Class B-2 Notes and the Class B-3 Notes are approximately 6.90%, approximately 1.30%, approximately 2.05%, approximately 1.85%, approximately 1.00%, approximately 1.00%, approximately 1.15%, approximately 0.85%, approximately 0.95%, approximately 0.50% and approximately 0.50%, respectively, of the aggregate Principal Balance of the HELOCs as of the Cut-off Date. **Investors in the Mezzanine Notes should fully consider the risk that Realized Losses on the HELOCs could result in the failure of such investors to fully recover their investments**. In addition, once Realized Losses have been allocated to the Mezzanine Notes, such amounts with respect to such Notes will no longer accrue interest and will not be reinstated thereafter (except in the case of Subsequent Recoveries). However, Allocated Realized Loss Amounts may be paid to the holders of the Mezzanine Notes from Net Monthly Excess Cashflow in the priorities set forth under "Description of the Notes--Overcollateralization Provisions" in this prospectus supplement. [Class M-8 was the class purchased by the Funds.]

(ss) Solely for purposes of determining distributions of principal and interest and the allocation of losses realized on the mortgage loans, the Class A-X Certificates will be **comprised of three components**: the **IO Component**, the PO-1 Component and the PO-2 Component. The IO Component is an interest-only component that will not have a component principal balance but will accrue interest on its component notional amount (initially, equal to $550,777,437). . . . The certificate principal balance, if any, of the Class A-X Certificates will equal the sum of the component principal balances of the PO-1 and PO-2 Components. . . . The holders of the Class A-X Certificates will be entitled to receive principal and interest distributions on any distribution date to the extent of the amount of principal and interest distributed with respect to the related components on such distribution date. **The holder of a Class A-X Certificate may not transfer any component separately.** [The Funds appear to have purchased only the IO.]

(tt) Subordination is designed to provide the holders of certificates with a higher payment priority with protection against losses realized when the remaining unpaid principal balance on a mortgage loan exceeds the amount of proceeds recovered upon the liquidation of that mortgage loan. **This loss protection is accomplished by allocating the realized losses first, among the subordinate**

certificates, beginning with the subordinate certificates with the lowest payment priority,. . .

(uu) SOME ADDITIONAL RISKS ARE ASSOCIATED WITH THE CERTIFICATES

The weighted average lives of, and the yields to maturity on, the Class B-1, Class B-2, Class B-3 [class purchased by the Funds], Class B-4, Class B-5 and Class B-6 Certificates will be progressively more sensitive, in that order, to the rate and timing of mortgagor defaults and the severity of ensuing losses on the mortgage loans. If the actual rate and severity of losses on the mortgage loans is higher than those assumed by an investor in such certificates, the actual yield to maturity of such certificates may be lower than the yield anticipated by such holder based on such assumption. The timing of losses on the mortgage loans will also affect an investor's actual yield to maturity, even if the rate of defaults and severity of losses over the life of the mortgage pool are consistent with an investor's expectations. In general, the earlier a loss occurs, the greater the effect on an investor's yield to maturity. Realized losses on the mortgage loans will reduce the certificate principal balance of the class of Class B Certificates then outstanding with the lowest payment priority.

(vv) INTEREST DISTRIBUTIONS

Holders of each class of Senior Certificates will be entitled to receive interest distributions in an amount equal to the Accrued Certificate Interest on that class on each distribution date, to the extent of the Available Funds for the related Loan Group for that distribution date.

Holders of each class of Subordinate Certificates will be entitled to receive interest distributions in an amount equal to the Accrued Certificate Interest on that class on each distribution date, to the extent of remaining Group 1, Group 2, Group 3, Group 4 or Group 5 Available Funds for that distribution date after distributions of interest and principal to the Senior Certificates and distributions of interest and principal to any class of Subordinate Certificates having a higher payment priority.

. . .

PRINCIPAL DISTRIBUTIONS ON THE SUBORDINATE CERTIFICATES

Distributions in reduction of the Certificate Principal Balances of the Subordinate Certificates will be made pursuant to priority (c) of paragraph (F) above under "--Allocation of Available Funds." In accordance with such priority, the Available Funds for each Loan Group, if any, remaining after distributions of principal and interest on the related class or classes of Senior Certificates on such distribution date will be allocated to the Subordinate Certificates in an

amount equal to each such class's Allocable Share for such distribution date, provided that no distribution of principal will be made on any such class (other than the Class B-1 Certificates) until all classes ranking prior thereto have received distributions of interest and principal, and such class has received distributions of interest, on such distribution date.

Notwithstanding the foregoing, if on any distribution date the aggregate Certificate Principal Balance of any class or classes of Senior Certificates would be greater than the aggregate Stated Principal Balance of the mortgage loans in its related Loan Group, 100% of amounts otherwise allocable to the Subordinate Certificates in respect of principal will be distributed to such class or classes of Senior Certificates, pro-rata, as applicable, in reduction of the Certificate Principal Balances thereof, until the aggregate Certificate Principal Balance of such class or classes of Senior Certificates is equal to the aggregate Stated Principal Balance of the mortgage loans in its related Loan Group. See "--Allocation of Available Funds" in this prospectus supplement.

All unscheduled principal collections on the mortgage loans not otherwise distributable to the Senior Certificates will be allocated on a pro rata basis among the class of Subordinate Certificates with the highest payment priority then outstanding and each other class of Subordinate Certificates for which certain loss levels established for such class in the Agreement have not been exceeded. The related loss level on any distribution date would be satisfied as to any Class B-2, Class B-3, Class B-4, Class B-5 or Class B-6 Certificates, respectively, only if the sum of the current percentage interests in the mortgage loans evidenced by such class and each class, if any, subordinate thereto were at least equal to the sum of the initial percentage interests in the mortgage loans evidenced by such class and each class, if any, subordinate thereto.

(ww) ADDITIONAL RISKS ASSOCIATED WITH THE MEZZANINE CERTIFICATES AND THE CLASS B CERTIFICATES

The weighted average lives of, and yields to maturity on, the Class B Certificates, the Class M-12 Certificates, the Class M-11 Certificates, the **Class M-10 Certificates** [class purchased by the Funds], the Class M-9 Certificates, the Class M-8 Certificates, the Class M-7 Certificates, the Class M-6 Certificates, the Class M-5 Certificates, the Class M-4 Certificates, the Class M-3 Certificates, the Class M-2 Certificates and the Class M-1 Certificates **will be more sensitive, in that order, to the rate and timing of mortgagor defaults and the severity of ensuing losses on the Mortgage Loans. If the actual rate and severity of losses on Mortgage Loans is higher than those assumed by an investor in such certificates, the actual yield to maturity of such certificates may be lower than the yield anticipated by such investor based on**

such assumption. The timing of losses on the Mortgage Loans will also affect an investor's actual yield to maturity, even if the rate of defaults and severity of losses over the life of such Mortgage Loans are consistent with an investor's expectations. In general, the earlier a loss occurs, the greater the effect on an investor's yield to maturity. **Realized losses on the Mortgage Loans, to the extent they exceed the amount of overcollateralization and excess interest following distributions of principal on the related distribution date, will reduce the certificate principal balance of the Class B Certificates**, the Class M-12 Certificates, the Class M-11 Certificates, the **Class M-10 Certificates**, the Class M-9 Certificates, the Class M-8 Certificates, the Class M-7 Certificates, the Class M-6 Certificates, the Class M-5 Certificates, the Class M-4 Certificates, the Class M-3 Certificates, the Class M-2 Certificates and the Class M-1 Certificates, **in that order**. As a result of such reductions, less interest will accrue on such class of Mezzanine Certificates or Class B Certificates, as applicable, than would otherwise be the case. Once a realized loss is allocated to a Mezzanine Certificate or a Class B Certificate, no principal or interest will be distributable with respect to such written down amount unless such written down amount is reinstated due to a subsequent recovery on a liquidated Mortgage Loan. However, the amount of any realized losses allocated to the Mezzanine Certificates or the Class B Certificates may be paid to the Mezzanine Certificates or the Class B Certificates, as applicable, on a later distribution date, according to the priorities set forth under "Description of the Certificates—Credit Enhancement--Excess Interest" in this prospectus supplement.

(xx) EVENTS RELATED TO PRIOR SECURITIZATIONS

In the past, and most recently in March 2005, the ratings of certain mortgage pass-through securities (including certain investment grade securities) issued by trusts containing mortgage loans that were originated or purchased by ACC or its affiliates have been downgraded by the rating agencies that issued ratings on the mortgage-pass through securities at the time of issuance. Other mortgage pass-through securities issued by such trusts may also be the subject of ratings actions by a rating agency.

For ACC's existing securitizations, overcollateralization requirements for certain pools increase up to approximately twice the level otherwise required when the delinquency rates or realized losses for those pools exceed the specified limit. At March 31, 2005, an additional $10.7 million of overcollateralization was required to be maintained because the level of delinquency rates and realized losses of mortgage loans was in excess of specified delinquency rates and realized losses in certain securitization trusts. At March 31, 2005, ACC was required to maintain overcollateralization amounts of $21.5 million, which

included the $10.7 million.

(yy) ACC has historically experienced delinquency rates that are higher than those prevailing in the mortgage industry due to the inclusion of lower credit grade mortgage loans in its securitization trusts.

(zz) With respect to any Mortgage Loans originated with a simultaneous second lien, foreclosure frequency may be increased relative to Mortgage Loans that were originated without a simultaneous second lien because the mortgagors on Mortgage Loans with a simultaneous second lien have less equity in the mortgaged property **than is shown in the loan-to-value ratios set forth in this prospectus supplement**. Investors should also note that any mortgagor may obtain secondary financing at any time subsequent to the date of origination of their mortgage loan from the Originators or from any other lender.

(aaa) FICO SCORES

"FICO Scores" are statistical credit scores obtained by many mortgage lenders in connection with the loan application to help assess a borrower's creditworthiness. FICO Scores are generated by models developed by a third party and are made available to lenders through three national credit bureaus. The models were derived by analyzing data on consumers in order to establish patterns which are believed to be indicative of the borrower's probability of default. The FICO Score is based on a borrower's historical credit data, including, among other things, payment history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. FICO Scores range from approximately 250 to approximately 900, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score. However, a FICO Score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. In addition, it should be noted that FICO Scores were developed to indicate a level of default probability over a two-year period which does not correspond to the life of a mortgage loan. Furthermore, FICO Scores were not developed specifically for use in connection with mortgage loans, but for consumer loans in general. Therefore, a FICO Score does not take into consideration the effect of mortgage loan characteristics on the probability of repayment by the borrower. The FICO Scores set forth in the tables in Annex III to this prospectus supplement were obtained at the time of origination of the Initial Mortgage Loans. None of the Seller, the Originators, the Master Servicer, the Trustee, the Underwriters or the Depositor makes any representations or warranties as to the actual performance of any Mortgage Loan or that a particular

FICO Score should be relied upon as a basis for an expectation that the borrower will repay the Mortgage Loan according to its terms.

(bbb) The following table evidences the high credit risk attendant to high loan-to-value loans; 92% of $51.2 million in repossessed assets had original loan-to-value ratios of over 90%:

Repossessed Assets -- Distribution of Original Loan-to-Value Ratios of Initial Assets

Loan-to-Value Ratio (1)	Number of Repossessed Assets	Aggregate Scheduled Principal Balance	Percentage of Repossessed Asset Pool by Aggregate Scheduled Principal Balance
61% - 70%...............	1	$ 24,397.35	0.05%
71% - 75%...............	2	36,626.95	0.07
76% - 80%...............	7	226,103.29	0.44
81% - 85%...............	19	530,096.31	1.04
86% - 90%...............	94	3,079,597.61	6.01
91% - 95%...............	**515**	**16,542,682.65**	**32.30**
96% - 100%..............	**899**	**30,775,107.77**	**60.09**
Total..................	1,537	$51,214,611.93	100.00%

(1) Rounded to nearest 1%.

The weighted average original Loan-to-Value Ratio of the Repossessed Assets was approximately 95.97% as of the Cut-off Date.

272. Notwithstanding the Funds' substantial investments in these securities and Defendants' knowledge of the risks related thereto, as set forth in the preceding paragraph, the Funds' prospectuses did not disclose the risks identified in the preceding paragraph.

273. In a prospectus dated March 31, 2006, for a security purchased by the High Income Fund after March 31, 2006, the following was disclosed:

INCREASED USE OF NEW MORTGAGE LOAN PRODUCTS BY BORROWERS MAY RESULT IN DECLINE IN REAL ESTATE VALUES GENERALLY

In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford. Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term. There is little historical data with respect to these new mortgage loan products. Consequently, as borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that, combined with other economic con-

ditions such as increasing interest rates and deterioration of home values, borrower delinquencies and defaults could exceed anticipated levels. In that event, the securities, and your investment in the securities, may not perform as you anticipate.

274. Seventeen months later, on the cover of a supplement to the same prospectus for the same security, dated August 30, 2007, Goldman, Sachs & Co. disclosed the following with respect to the same risk identified in the preceding paragraph, evidencing that the risks disclosed in the prospectuses of the securities purchased by the Funds (but not disclosed in the Funds' prospectuses) were beginning to be realized:

Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally

In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford. Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term. As borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that borrower delinquencies, defaults and losses could increase substantially.

Recently, the subprime mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the nonprime sectors. This may result in reduced availability of financing

alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to a deterioration in the financial performance of many subprime loan originators, and in some cases, has caused certain loan originators to cease operations. See "*—Recent Developments Regarding Fremont Investment & Loan*" below.

Any such deterioration in the financial condition or regulatory status of Fremont Investment & Loan could adversely affect the ability of Fremont Investment & Loan to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred. If Fremont Investment & Loan is unable for any reason to satisfy its obligations to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default exists, neither the depositor nor any other person will be obligated to repurchase such loans.

Even in cases where an original loan seller has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by original loan sellers.

In response to the deterioration in the performance of subprime mortgage loans, the rating agencies have recently lowered ratings on a large number of subprime mortgage securitizations. There can be no assurance that the rating agencies will not continue to do so.

In light of the foregoing, you should consider the heightened risks associated with investing in the offered certificates, and the risk that your investment in the offered certificates may perform worse than you anticipate.

275. By no later than February 2007, the RMK Defendants necessarily became aware of the significantly increasing risks incurred by the Funds in continuing to hold many of their investments. In February 2007, due to rising mortgage defaults and delinquencies, an index that served as a benchmark measure of the risk of residential mortgage-backed securities had substantially weakened, with the portion of the index based on subprime mortgages hitting record levels.

276. The following diagram shows a typical deal involving mortgage-backed securities:


Sponsor
Mortgage Loans
Cash
Offered Certificates
Underwriter
Depositor
Cash
Offered Certificates
Cash
Mortgage Loans
All Certificates
Investors
Issuing Entity

277. The risks identified in paragraphs 146 and 261-74 do not comprehensively describe all of the liquidity, credit and other risks of the Funds' portfolios. These prospectus disclosures relate to trusts that invested in pools of mortgages (residential, commercial, home eq-

uity, manufactured housing), and the descriptions of the tranches relate to interests in such pools. The Funds also had significant investments in collateralized mortgage obligations ("CMOs"), collateralized loan obligations ("CLOs"), and collateralized debt obligations ("CDOs") for which no prospectuses were found. These are more complex instruments that often included tranches from different mortgage pools and slices of non-mortgage debt. CMOs are composed of tranches from different mortgage pools. Other tranches were combined with tranches from pools that included different types of debt: commercial mortgages, auto loans, student loans, credit card receivables, small business loans, and corporate loans that had been combined into CLOs. "The result was a highly heterogeneous mixture of debt securities" in the form of CDOs. "CDOs were usually sold in private placements with confidentiality agreements. The nature of the securitization process has made it extremely difficult to determine and follow losses and increasing risk from one tranche and pool to another, and to reach the information about the original borrowers that is needed to estimate future cash flows and price." Kenneth E. Scott and John B. Taylor, *The Wall Street Journal*, "Why Toxic Assets Are So Hard to Clean Up: Securitization was maddeningly complex. Mandated transparency is the only solution." July 21, 2009.

278. Accordingly, the risks disclosed in the prospectuses of the registered deals are even greater regarding the non-registered deals in which the Funds heavily invested as a result of the greater illiquidity in unregistered securities and the greater complexity of the unregistered privately placed deals.

3. Kelsoe and Devaney/UCM: the RMK Defendants Knew the Funds Were Purchasing Securities that Were Illiquid and Highly Risky.

279. G. Douglas Edwards was during all relevant times herein the Chief Executive Officer and President of Morgan Keegan. Edwards, who had been with Morgan Keegan for over 25 years before Morgan Keegan announced Edwards's resignation on February 27, 2008, effective April 2008, was President of Morgan Keegan from 2001 until 2003, when he

also became its CEO. Edwards was President of the Fixed Income Capital Markets Group from 1996 until 2003 where he directed Morgan Keegan's institutional sales, trading, research and investment banking business. From 1995 until his April 2008 departure, he was Vice Chairman of Morgan Keegan and a Director of Morgan Keegan from 1999 to April 2008.

280. As part of Edwards's management responsibilities with respect to the Fixed Income Capital Markets Group, Edwards exercised executive supervision over the investment management of the Funds as well as the closed-end bond funds, in which capacity he originally hired Defendants Kelsoe and Tannenhill as fixed income analysts prior to formation of any of the Funds.

281. In 1999, upon formation of the first of the Funds, and before any of them had accumulated significant assets, Edwards appointed Defendants Kelsoe and Tannenhill as the portfolio manager and assistant portfolio manager, respectively, of the Funds.

282. Neither Defendant Kelsoe nor Defendant Tannenhill had any prior experience in portfolio management of large publicly offered fixed income registered investment companies and, specifically, large open-end mutual funds. As the Funds grew rapidly in assets, and as new closed-end fixed income bond funds were offered to the public, Edwards continued to allow Defendants Kelsoe and Tannenhill to serve as the portfolio manager and assistant portfolio manager of the Funds, despite their lack of experience as portfolio managers of publicly offered fixed income registered investment companies, especially large open-end bond mutual funds.

283. Edwards also served as chairman and/or as the dominant member of the Morgan Keegan internal investment committee, which was composed of other top management executives that established the parameters for fixed income investments that Morgan Keegan was purchasing for its own account and for resale to institutional and retail clients. Under the parameters established by the Morgan Keegan investment committee, Morgan

Keegan was prohibited from purchasing for its own account (i.e., investing in) or for resale as principal to institutional or individual clients (i.e., trading in) the types of asset- and mortgage-backed securities and other structured financial instruments that became a staple investment of the Funds, although Defendants Kelsoe and Tannenhill were allowed to purchase these types of securities for the open-end and closed-end bond funds.

284. The Morgan Keegan investment committee also reviewed and approved the investment strategy for the Select Funds, including the Funds, but did not prohibit the Funds from investing in the types of securities that the Committee prohibited for its own account and for resale to its customers.

285. United Capital Markets, ("UCM") a brokerage firm formed in 1999 and located in Florida, and its principal owner, John Devaney, became a major supplier of structured mortgage-backed securities in the secondary market for the Funds as well as the RMK closed-end bond funds.

286. At or prior to the time relevant herein, a Morgan Keegan official in the Morgan Keegan Fixed Income Capital Markets Group saw a published article about Devaney and UCM that indicated Kelsoe was a major customer of UCM, causing the Funds to purchase securities from UCM in the secondary market.

287. The Morgan Keegan Fixed Income Capital Markets official showed the Devaney/UCM article to several other employees in the Morgan Keegan Fixed Income Capital Markets Group. Some of these employees became concerned about their investments in the Funds when they read about the profits that Devaney and UCM were making on the asset- and mortgage-backed securities that he was selling to Kelsoe for the Funds. These employees also became concerned that the securities that the Funds purchased from UCM were highly illiquid.

288. Based on these concerns, these employees began selling their personal holdings in the Funds. When Edwards became aware of these sales, he became angry

because he was concerned that word of such sales could have a negative impact on the Funds. Edwards prohibited employees in the Fixed Income Capital Market Group from selling any of their holdings in the Funds.

289. John Devaney graduated from college in 1994 and, after a short stint as a stockbroker and options speculator, was a bond salesman for a small Florida brokerage firm, and two years later, with no prior bond trading experience, started trading CMOs for another small Florida brokerage firm. This he did for two and a half years before leaving to form United Capital Markets ("UCM") in 1999 to trade in subordinated asset- and mortgage-backed securities, a firm he started with $500,000 in capital.

290. In a November 1, 2004 profile in an industry publication, UCM and Devaney are described as follows: "Six months ago, this man was running his business out of a three-bedroom residential house in Florida. Now his company is among the fastest-growing broker/dealers in the country."

291. According to the profile, Devaney and UCM achieved their remarkable growth in a market plagued by "a conspicuous lack of liquidity" because the market for high-yield structured finance products is considerably less mature than the high-yield market for corporate bonds – e.g., since 1991, approximately $994.3 billion of high-yield corporate bonds were issued versus only $25.8 billion of high-yield structured securities.

292. The publication reported that UCM exploits the inefficiencies in this market. Devaney says the benefit of trading the subordinated tranches of these high-yield structured finance products is that their secondary markets are among the most inefficient: "The secondary markets for some of these bonds have an incredible disconnect between the current trading levels and the fundamental credit quality of the collateral pools backing the securities."

293. According to the publication, the immaturity of the high-yield structured market, together with a lack of transparency resulting from obscure deal structures backed by esoteric

assets, has meant that many of the mainstream institutional investors who buy structured finance products at new issue are not always familiar with what they are buying, noting that the rating agencies have only recently tightened their methodologies to accurately assess collateral pools and projected loss rates.

294. According to the publication, since the late 1990s the securitization market's record has been blemished by a number of negative shocks, exposing a raft of poorly written deals, backed by defective business models and awarded erroneous ratings, citing as an example securitizations backed by the manufactured housing sector, in which the Funds invested. The publication reported that, between 1995 and 2002, the market saw $31 billion of new-issue bonds backed by loans for manufactured homes from companies like Conseco, Greenpoint, Bombardier and Oakwood Homes (three of which appear in the Funds' portfolios). By 2003, however, it became apparent that the model was flawed: the rating agencies announced multiple-notch downgrades, new issuance dried up and many of the major lenders filed for bankruptcy.

295. According to the publication, when investors in these high-yield structured products want to sell, there are very few places to go, noting that liquidity for these products is so limited that most broker-dealers don't quote spreads below the double-A level with any regularity because the market simply does not move enough to provide indicative levels and because, where primary market issuance has dried up for a certain type of security (e.g., the manufactured housing sector), the underwriters on the original deals are often reluctant to commit capital to support them in the secondary market.

296. According to the publication, one of UCM's customers who relied upon it for its research was Defendant Kelsoe, who was quoted as saying, "I have found John to be very aggressive in his ability to find interesting trading ideas. Devaney is an analyst, salesman and trader in one, which is a much more efficient use of my time. He conducts detailed and in-depth credit work on unusual structures and it's important for us that he is willing to

commit his own capital to *illiquid securities*." (Emphasis supplied.).

297. According to the publication, Armand Pastine of Maxim Group, another regional dealer in the structured finance secondary market, disagreed that UCM's trading as a principal provided liquidity: "The liquidity in this market is manufactured rather than provided. And if UCM buys a bond for its own balance sheet, the act of taking on that risk means that it is likely to offer the bond at a higher price than if it was acting as agent. There is no problem with wanting to be compensated for taking on risk, but for those wanting efficiency, using an agent makes more sense."

298. From time to time, Kelsoe caused the Funds to purchase high-yield structured finance instruments in an initial public offering through UCM on an agency basis, instead of directly from a member of the underwriting group, thereby causing the Funds to pay an unnecessary commission to UCM.

299. UCM's research staff consisted of two persons.

300. According to the publication, UCM "has been involved with some of the most distressed sectors in the asset-backed universe, including bonds backed by high loan-to-value (LTV) mortgages, aircraft leases, loans for manufactured housing, sub-prime credit cards and loans for franchise businesses," all of which are found in the High Income and Intermediate Funds' portfolios.

301. According to the profile, Devaney described the brief history of the high-yield structured financial products market. When in the late 1990s confidence in the high LTV sector had hit rock bottom, Devaney said, "small specialty finance companies with limited capital and no experience of lending were created purely to take advantage of the market for high LTV securitization. Wall Street extended enormous loans to these companies in order to earn investment banking fees from the securitizations." In 1999, a number of high LTV lenders went bankrupt. "People were saying that Wall Street had really screwed up and that all the subordinate bondholders would lose everything," said Devaney. As a result,

according to Devaney, the level of headline risk and loss of confidence in the sector created substantial supply as investors tried to get out, pushing prices into freefall.

302. UCM bought high-yield structured financial products from far more customers than customers to whom it sold these securities; UCM had approximately 350 accounts that sold these securities to UCM but only 25-30 accounts to whom UCM sold these securities, among which were the Funds. Devaney maintained that he needed only this small number of sophisticated buyers to offload his inventory.

303. One of UCM's biggest customers was Defendant Kelsoe, who was described by the publication as one of Devaney's "most valued" customers. The publication identified the High Income Fund as one of UCM's customers and described it as investing "almost exclusively in high-yield structured finance products."

304. The publication concluded that changes in this market would be reducing the inefficiencies that Devaney had been able to exploit, thus reducing UCM's (and by extension its customers who purchased these securities) profit margins.

305. In another publication, in referring to the borrowers whose loans were securitized in the high-yield structured financial products in which he dealt, Devaney said, "The consumer has to be an idiot to take on those loans."

306. In addition to his brokerage, Devaney ran at least one hedge fund that invested in these high-yield asset- and mortgage-backed securities, and it went out of business in July 2007.

307. In mid-June 2007, Devaney told his brokerage customers that there were 10 forced sellers of the high-yield structured financial instruments in which he was dealing, and that he sold to the Funds, for every one buyer.

K. THE FUNDS AS DEFENDANTS IN SECURITIES CLASS ACTIONS

308. In *Elizabeth P. Willis and Sam H. Pearson v. Morgan Keegan & Company, Inc. et al*, United States District Court, Western District of Tennessee, No. 2.07-cv-02830-SHM-

tmp, a class action, the plaintiffs asserted claims against the Company, whose only assets were those of the three Funds.

309. Now that the Funds' investment assets have been liquidated and the proceeds distributed to the Funds' shareholders as of the date of such liquidation, without reserving any significant assets for any judgments that may be obtained against the Company/Funds in the pending securities class actions, the only assets of the Funds are their claims herein.

310. Any recovery obtained against the Funds in said class actions can be satisfied only out of the Funds' recovery on the claims herein. The Company/Funds have an obligation to pursue the claims herein in order to satisfy any such judgments.

L. Defendants' Misrepresentations and Omissions

311. Defendants herein caused the Funds to misrepresent and/or omit material facts in the Funds' registration statement, as amended from time to time, in connection with the offer and sale of the Funds' shares in violation of the Securities Act of 1933.

1. <u>High Income Fund</u>

312. In connection with the offer and sale of the High Income Fund's shares during the class period as defined in the pending federal securities class actions, the Defendants made the following explicit or implicit representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information, and in annual and semi-annual reports and other documents filed with the SEC during the period relevant herein and in sales materials and other sources of information for which the RMK Defendants were responsible:

(a) The High Income Fund provided the potential for high current income from a broad range of asset classes;

(b) The High Income Fund might invest in investment grade, short-term securities to achieve liquidity and flexibility;

(c) The High Income Fund provided diversification across multiple fixed income

asset classes;

(d) The High Income Fund provided the "potential for lower NAV volatility than typical high-yield funds";

(e) The High Income Fund had a "relatively conservative credit posture" that "reflect[ed] our goal of higher yields without excessive credit risk";

(f) The High Income Fund would not invest solely in below-investment grade securities but would "strategically utilize asset-backed securities, mortgage-backed securities and other structured finance vehicles;"

(g) The High Income Fund's ability to "acquire a diverse set of assets will contribute to higher total returns and a more stable net asset value for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds;"

(h) The High Income Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities;

(i) The Fund could not invest more than 25% of its net worth in a single industry;

(j) The periodically disclosed asset allocations, including the proportion of its investments in asset- and mortgage-backed securities and other structured financial instruments;

(k) The Fund would not use leverage for investment purposes and would borrow only in limited circumstances;

(l) The Fund's published NAVs were a reliable measure of the value of the Fund's net assets;

(m) The High Income Fund's performance could reasonably be compared to the Lehman Brothers Ba U.S. High Yield Index and the CSFB High Yield Index, implying the risk of the High Income Fund was approximately that of the two high-yield indices and that the Fund's portfolio composition was approxi-

mately that of the indices, leading investors to misunderstand the risk inherent in the Funds' purportedly superior returns.

313. The representations and disclosures in the preceding paragraph were false or misleading in that they painted a false picture of the High Income Fund as a fund whose net asset value was subject to only limited fluctuations, without the slightest hint of the Fund's extraordinary exposure to the undisclosed concentration, credit, liquidity and valuation risks embedded in the Fund's portfolio as a result of the Fund investing a far larger portion of its assets than did its peers in complex, thinly traded securities of uncertain valuation that could, and did, suddenly become unsalable at their estimated values as a result of shifting market sentiments, resulting in precipitous price reductions and catastrophic losses, and were otherwise false and misleading for failing to disclose the following material facts that Defendants knew, should have known, or were reckless in not knowing:

(a) The "multiple fixed income asset classes" included an extraordinarily heavy concentration in complex, thinly traded, structured financial instruments that had a history of suddenly becoming unsalable at their estimated valuations and that held undisclosed concentration, liquidity and valuation risks (which risks are unrelated to credit or investment-grade ratings—i.e., are different from "junk bond" risks) that exposed investors in the Fund to a sudden and catastrophic loss as a result of changing market sentiments;

(b) Because of the High Income Fund's heavy concentration in such financial instruments, the Fund was not comparable to other high-yield funds;

(c) Contrary to the disclosed representation that the Fund provided the "potential for lower NAV volatility than typical high-yield funds," the High Income Fund's heavy concentration in relatively new, complex, thinly traded structured financial instruments meant that the Fund provided the undisclosed potential of extraordinarily higher NAV volatility than typical high-yield funds;

(d) The High Income Fund's heavy concentration in relatively new thinly traded (i.e., illiquid), complex, structured financial instruments of uncertain valuation vulnerable to becoming suddenly unsalable at their estimated values meant that the Fund's purported "relatively conservative credit posture" and purported absence of "excessive credit risk" did not protect the Fund's shareholders from the concealed concentration, liquidity and valuation risks embedded in the Fund's portfolio of catastrophic losses as a result of its investments in such instruments;

(e) The High Income Fund's disclosed "strategic use" of asset-backed securities, mortgage-backed securities and other structured finance vehicles to supplement its investments in below-investment grade securities resulted in an undisclosed extraordinarily heavy concentration in thinly traded (illiquid) securities whose estimated values were highly uncertain and vulnerable to precipitous price reductions as a result of such securities becoming suddenly unsalable at their estimated values upon shifting market sentiments;

(f) The High Income Fund's disclosed "strategic use" of asset- and mortgage-backed securities and other structured finance vehicles to supplement its investments in below-investment grade securities resulted in an undisclosed extraordinarily heavy concentration of credit risk;

(g) The High Income Fund's disclosed "strategic use" of relatively new, thinly traded, complex, asset-backed securities, mortgage-backed securities and other structured financial instruments of uncertain valuation to supplement its investments in below-investment grade securities resulted in a portfolio with undisclosed extraordinary concentration, liquidity and valuation risks vulnerable to precipitous price reductions as a result of these instruments suddenly becoming unsalable at their estimated values upon shifting market sentiments,

resulting in catastrophic losses;

(h) The High Income Fund's disclosed ability to "acquire a diverse set of assets [that] will contribute to higher total returns and a more stable net asset value for the fund than would result from investing in a single sector of the debt market such as below investment grade corporate bonds" did not, in fact, contribute to a more stable net asset value but to a concealed potentially highly unstable net asset value as a result of the Fund's extraordinarily heavy concentration in thinly traded structured financial instruments of uncertain valuation with an undisclosed history of suddenly becoming unsalable at their estimated values as a result of shifting market sentiments, resulting in precipitous price declines and catastrophic losses;

(i) The High Income Fund repeatedly purchased illiquid securities when, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities, resulting in undisclosed violations of its disclosed investment restriction against making such investments;

(j) The Fund repeatedly invested more than 25% of its net worth in a single industry, resulting in undisclosed violations of its disclosed investment restriction against making such investments;

(k) The Fund's periodically disclosed asset allocation understated the extent to which it was invested in a single industry and did not disclose that such concentrations violated the 25% limit on investments in a single industry;

(l) The Fund's disclosed asset allocation misrepresented the extent to which the Fund was invested in highly risky tranches of asset- and mortgage-backed securities;

(m) The Fund employed investment leverage in the form of its investments in the low ranking tranches of asset- and mortgage-backed securities, which leverage sig-

nificantly increased the undisclosed risk embedded in the Fund's portfolio;

(n) The Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders;

(o) Because the Lehman Brothers Ba U.S. High Yield Index and the CSFB High Yield Index included only corporate bonds, the extent to which the composition of the High Income Fund's portfolio deviated from the Lehman and CSFB indices, and the High Income Fund's performance could not reasonably be compared to these indices as more than half of the Fund's portfolio consisted of asset-backed and mortgage-backed and other structured securities that were not comparable to corporate bonds, the misleading nature of which benchmarks is evidenced by the replacement thereof by the High Income Fund's new manager (HBAM) with the broader Barclays Capital U.S. Corporate High Yield Index, formerly known as the Lehman Brothers U.S. Corporate High Yield Index, of which latter index the Lehman Brothers Ba U.S. High Yield Index was a more narrowly focused component;

(p) The High Income Fund was run by a portfolio manager, Defendant Kelsoe, who was a "maverick" in the high-yield fund business, who applied unorthodox and risky investment strategies resulting in the High Income Fund being "not like all the other high-yield funds," with "an unusual mix of corporate and asset backed securities for a high yield fund" and a performance achieved "by investing

heavily in the lower tranches of CDOs, asset backs [and] mortgage backs";

(q) The closure of the High Income Fund to new investors increased the liquidity risk of the Fund;

(r) The risks identified in paragraphs 250-59, 261-307.

314. Instead of "strategically utiliz[ing] asset-backed securities, mortgage-backed securities and other structured finance vehicles in addition to the traditional below investment grade corporate market," Defendant Morgan Management so concentrated the High Income Fund's portfolio in the "asset-backed securities, mortgage-backed securities and other structured finance vehicles" as to cause the Fund to be so undiversified, and so unlike other high-yield mutual funds, that Morgan Keegan now says it is not fair to compare the High Income Fund's performance to other high yield bond funds because the High Income Fund invested significantly in structured securities, and other high yield bond funds generally did not.

2. **Intermediate Bond Fund**

315. In connection with the offer and sale of the Intermediate Fund's shares during the Class Period, the Defendants made the following explicit or implicit representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information and in annual and semi-annual reports and other documents filed with the SEC during all times relevant herein and in sales materials and other sources of information for which the RMK Defendants were responsible:

(a) The Intermediate Fund was a *bond* fund (as represented by its name) that would invest primarily in intermediate maturity, investment grade *bonds*;

(b) The Intermediate Fund's investment objective was a "high level of income by investing in intermediate maturity, investment grade bonds [and] . . . . capital growth as a secondary objective when consistent with the fund's primary objective";

(c) For liquidity and flexibility, the Intermediate Fund may invest in investment grade, short-term securities;

(d) The Intermediate Fund provides a higher level of current income than typical money market investments;

(e) The Intermediate Fund provides a diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets;

(f) The Intermediate Fund focuses on "undervalued" and "out-of-favor" sectors and securities, "which still have solid credit fundamentals;"

(g) Because "the single best way to reduce the risk of any portfolio is through adequate diversification," the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity."

(h) The Intermediate Fund "does not invest in speculative derivatives;"

(i) Like all such fixed income funds, the Intermediate Fund offered "Consistent, Periodic Income through a monthly distribution of interest payments. . . . [allowing] investors to more accurately plan investment cash flows and provides steady income to those who need it," recognizing the importance of income to investors in the Intermediate Fund;

(j) The Intermediate Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities;

(k) The Intermediate Fund could not invest more than 25% of its net worth in a single industry;

(l) The periodically disclosed asset allocations, including the proportion of its investments in asset- and mortgage-backed securities and other structured financial instruments;

(m) The Fund would not use leverage for investment purposes and would borrow only in limited circumstances;

(n) The Intermediate Fund was for investors whose "investment objective is preservation of capital";

(o) The Intermediate Fund offered "greater stability in principal value than that of long-term bonds";

(p) The Intermediate Fund offered a "diversified portfolio of investment-grade debt";

(q) The Intermediate Fund provided "balanced exposure across the investment-grade spectrum";

(r) The Intermediate Fund provided "greater liquidity" enabling investors to "redeem any portion of their shares. . . at any time";

(s) The Intermediate Fund's published NAVs were a reliable measure of the value of the Fund's net assets.

(t) The Intermediate Fund's performance could reasonably be compared to the Lehman Brothers Intermediate U. S. Aggregate Index, implying the risk of the Intermediate Fund was approximately that of the Lehman index and that the Fund's portfolio composition and relative safety was approximately that of the Lehman index;

(u) The Intermediate Fund disclosed as of the following dates the following data regarding the market, credit and interest rate risks of its portfolio:

(1) June 30, 2007:

- Average credit quality: A
- Duration: 6.36 years
- Average effective maturity: 8.48 years
- 84% of portfolio invested in securities rated investment-grade plus 7.4% in unrated securities; only 9.1% rated below-investment-grade

(2) December 31, 2006:

- Average credit quality: A
- Duration: 5.59 years
- Average effective maturity: 7.45 years
- 80% of portfolio invested in securities rated investment-grade plus 2.9% in unrated securities; only 17% rated below-investment-grade

(3) June 30, 2006:

- Average credit quality: BBB+
- Duration: 4.21 years
- Average effective maturity: 5.62 years
- 70.5% of portfolio invested in securities rated investment-grade plus 0.3% in unrated securities; only 29.2% rated below-investment-grade

(4) December 31, 2005:

- Average credit quality: A-
- Duration: 3.52 years
- Average effective maturity: 4.7 years
- 69% of portfolio invested in securities rated investment-grade plus 6.2% in unrated securities; only 24.9% rated below-investment-grade

(5) June 30, 2005:

- Average credit quality: A
- Duration: 2.36 years
- Average effective maturity: 3.2 years
- 70% of portfolio invested in securities rated investment-grade plus 6.5% in unrated securities; only 23.2% rated below-investment-

grade

(6) December 31, 2004:

- Average credit quality: A
- Duration: 3.32 years
- Average effective maturity: 5.2 years
- Percentage of portfolio invested in securities rated investment-grade, unrated securities, or below-investment-grade not disclosed in summary form as above.

316. The representations and disclosures in the preceding paragraph were false and misleading in that they painted a false picture of the Intermediate Fund as a fund whose net asset value was subject to only limited fluctuations, without the slightest hint of the Fund's extraordinary exposure to the undisclosed concentration, credit, liquidity and valuation risks lurking in the Fund's portfolio as a result of the Fund investing a far larger portion of its assets than did its peers in complex, thinly traded structured financial instruments of uncertain valuation that had a history of suddenly becoming, and did suddenly become, unsalable at their estimated values as a result of shifting market sentiments, resulting in catastrophic losses, and were otherwise false and misleading for failing to disclose the following material facts that Defendants knew, should have known, or were reckless in not knowing:

(a) The Intermediate Fund made extraordinarily heavy (as compared with all other intermediate term bond funds) investments in complex, thinly traded, structured financial instruments that held undisclosed risks, including but not limited to concentration, credit, liquidity and valuation risks that exposed investors in the Fund to sudden and catastrophic losses as a result of changing market sentiments;

(b) The Intermediate Fund's heavy concentration in such financial instruments led Defendant Morgan Keegan to determine in 2007 that the Fund was no longer ap-

propriately classified as a fixed income *bond* fund but one that substantially invested in alternative investments;

(c) Based on its investment objective, the Intermediate Fund was properly perceived as being suitable for investors seeking to preserve their capital, but the Fund was not managed in a manner that preserved capital but instead was managed in a manner that substantially threatened shareholders' savings;

(d) The Intermediate Fund did not invest in investment grade, short-term securities to maintain the Fund's liquidity and flexibility, or failed to do so in prudent amounts, but instead heavily invested in thinly traded, complex, structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values as a result of changing market sentiments;

(e) Regarding the representation that the Intermediate Fund provide a higher level of current income than typical money market investments, Defendants falsely inferred that the Intermediate Fund provided safety that was comparable to that of a money market fund while failing to disclose that its pursuit of such higher current income meant heavily investing in thinly traded structured financial instruments of uncertain valuation with a history of suddenly becoming unsalable at their estimated values;

(f) Regarding the representation that the Intermediate Fund provides a diversified portfolio of mostly investment-grade debt instruments, with some exposure to below-investment-grade assets, Defendants failed to disclose the concentration, credit, liquidity and valuation risks embedded in a portfolio heavily invested in thinly traded, complex, market-untested, structured financial instruments of uncertain valuation with a history of suddenly becoming unsalable at their estimated values;

(g) Regarding the representation that the Intermediate Fund focuses on "underval-

ued" and "out-of-favor" sectors and securities, "which still have solid credit fundamentals," Defendants failed to disclose the concentration, credit, liquidity and valuation risks embedded in a portfolio heavily invested in thinly traded asset- and mortgage-backed securities and other structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values;

(h) Regarding the representation that the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," the Fund was not diversified as to industry or "security type," and Defendants failed to disclose the extraordinary concentration, credit, liquidity and valuation risks embedded in a portfolio heavily invested in thinly traded, complex asset- and mortgage-backed securities and other structured financial instruments of uncertain valuation with a history of suddenly becoming unsalable at their estimated values in adverse market conditions;

(i) Regarding the representation that the Intermediate Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and maturity," Defendants failed to disclose the extraordinarily heavy concentration of credit risk;

(j) Regarding the representation that the Intermediate Fund "does not invest in speculative derivatives,"

(1) The Fund in fact did invest in significant amounts of such securities—e.g., at December 31, 2005, the Fund held interest-only strips (commonly viewed as a speculative derivative security) totaling over $32 million, or 5.8% of the Fund's total investments, and at June 30, 2006, the Fund held almost $20 million in interest-only strips, or almost three percent of the Fund's total investments;

(2) The securities in which the Funds invested often included interest rate swaps, which are commonly considered derivatives;

(3) The securities purchased by the Funds included significant investments in collateralized debt obligations and collateralized loan obligations, which are derivatives, according to Robert Engle, a Nobel laureate in economics ("Derivatives Trades Should All Be Transparent," *The Wall Street Journal*, May 15, 2009, p. A13);

(4) Defendants failed to disclose the risks embedded in a portfolio that included speculative derivatives;

(k) Regarding the representation that the Intermediate Fund would not purchase any security if, after the purchase thereof, more than 15% of the Fund's portfolio consisted of illiquid securities, the Fund failed to adhere to this limitation and failed to disclose its violation of this restriction;

(l) Regarding the representation that the Intermediate Fund could not invest more than 25% of its net assets in a single industry, the Fund failed to adhere to this limitation, failed to disclose the Fund's violation of this restriction, and, to the extent that the asset allocations disclosed in the Fund's annual and semi-annual reports may be deemed disclosure of the violation of the restriction, the failure to disclose that such allocations violated the Fund's fundamental investment restriction regarding investments in a single industry;

(m) The Fund's periodically disclosed asset allocations understated the extent to which it was invested in mortgage-related securities or in a single industry and did not disclose that such concentrations violated the 25% limits on investments in a single industry;

(n) The Fund's disclosed asset allocation misrepresented the extent to which the Fund was invested in highly risky tranches of asset- and mortgage-backed securi-

ties;

(o) The Fund employed investment leverage in the form of its investments in the low ranking tranches of asset- and mortgage-backed securities, which leverage significantly increased the undisclosed risk embedded in the Fund's portfolio;

(p) The Intermediate Fund was not for investors whose "investment objective is preservation of capital" because its extraordinarily heavy investments in complex, thinly traded, structured financial instruments of uncertain valuation with a history of suddenly becoming unsalable at their estimated values subjected investors' capital to a sudden and catastrophic loss as a result of changing sentiments in the market;

(q) Regarding the Intermediate Fund's representation that it provided "greater stability in principal value than that of long-term bonds," the Intermediate Fund did not provide such stability, and the Fund failed to disclose that, while its relatively shorter maturity/duration than longer term bonds did provide greater NAV/principal stability with respect to interest rate and market risks than longer term bonds, or funds holding longer term bonds, the Fund was, as compared with all other bond funds regardless of maturity/duration, exposed to the extraordinary concentration, credit, liquidity and valuation risks inherent in its extraordinarily large (as compared with all or almost all other bond funds) investments in thinly traded, complex, structured financial instruments of uncertain valuation with a history of suddenly becoming unsalable at their estimated values;

(r) Regarding the Intermediate Fund's representation that it provided a "diversified portfolio of investment-grade debt," the Fund manifestly did not provide a diversified portfolio but, instead, was heavily concentrated in real estate related securities, exceeding its disclosed 25% limit on investments in a single

industry;

(s) The Intermediate Fund did not provide "balanced exposure across the investment-grade spectrum" because it was concentrated in a single industry and, while the Fund's limited investments in investment-grade securities afforded protection against credit risk, the Fund's extraordinarily large investments in thinly traded, complex, structured financial instruments of uncertain valuation with a history of suddenly becoming unsalable at their estimated values nevertheless exposed the Fund's investors to a sudden and catastrophic loss as a result of changing market sentiments;

(t) The Intermediate Fund did not provide "greater liquidity" enabling investors to "redeem any portion of their shares. . . at any time" as the Fund was able to do so only by substantially marking down portfolio securities in order to sell them to meet redemptions;

(u) In disclosing that the Intermediate Fund "provides steady income to those who need it," the RMK Defendants recognized that many of those who invest in funds like the Intermediate Fund need their investments to be safe because they are dependent upon them for their income and, accordingly, cannot risk principal to the extent that their principal was put at risk by the Fund in the way its assets were invested;

(v) Notwithstanding the RMK Defendants' recognition that many of those who invested in the Intermediate Fund needed their investments to be safe because they are dependent upon them for a steady income stream, the Funds invested in asset- and mortgage-backed securities whose prospectuses disclosed such investments were not suitable for such investors and, thus, were not suitable for the Intermediate Fund;

(w) The Intermediate Fund's reported NAVs were not a reliable measure of the value

of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders;

(x) Because the Lehman Brothers Intermediate Aggregate U.S. Index was not representative of the composition of the Intermediate Fund's portfolio, the extent to which the Fund's performance deviated from the Lehman index meant that the Fund's performance could not reasonably be compared to the Lehman index, and the use of such index falsely portrayed the Fund's safety;

(y) Because of the Intermediate Fund's heavy concentration in such financial instruments, the Fund was not comparable to other intermediate bond funds;

(z) Regarding the Intermediate Fund's semi-annual disclosures of the extent to which the Fund was exposed to the risks of rising interest rates and borrowers that don't repay their loans, the failure to disclose the extraordinary unrelated concentration, credit, liquidity and valuation risks inherent in the Fund's heavy investments in thinly traded, complex asset- and mortgage-backed securities of uncertain valuation that could suddenly become unsalable at their estimated values upon changing market sentiments, resulting in catastrophic losses upon the repricing of such securities;

(aa) The Intermediate Bond Fund was run by a portfolio manager, Defendant Kelsoe, who was a "maverick" in the riskier high-yield fund business, who applied investment strategies that were unorthodox and far more risky than strategies by even high-yield funds, according to Defendant Morgan Keegan;

(bb) The risks identified in paragraphs 250-59, 261-307.

3. **Short Term Fund**

317. In connection with the offer and sale of the Short Term Fund's shares, during the Class Period, the Defendants made the following explicit or implicit representations in the Fund's registration statements or amendments thereto, including prospectuses and statements of additional information and in annual and semi-annual reports and other documents filed with the SEC during all times relevant herein and in sales materials and other sources of information for which the RMK Defendants were responsible:

(a) The Short Term Fund was a "fund for investors who seek a high level of current income consistent with the preservation of capital";

(b) The Short Term Fund's investment objective was "a high level of current income consistent with preservation of capital";

(c) The Short Term Fund would invest primarily in "one of the four highest categories" of investment grade bonds;

(d) The Short Term Fund's portfolio would "normally maintain a dollar-weighted average portfolio maturity of three years or less" in order to "moderate principal fluctuations" and "thus, provide a more stable net asset value";

(e) The Short Term Fund represented in November 2005 that it "as a matter of non-fundamental operating policy, currently does not intend to invest in [restricted] securities in the coming year";

(f) The Short Term Fund, represented in November 2006, that it "will not purchase securities for which there is no readily available market . . . . , if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets";

(g) The Short Term Fund provides a "higher level of current income than typical CDs, savings accounts, or money market investments";

(h) The Short Term Fund provides a "greater stability in principal value than that of longer term bonds or bond fund";

(i) The Short Term Fund provides a "diversified portfolio of short-term investment-grade debt securities";

(j) In connection with representing that the "single best way to reduce the risk of any portfolio is through adequate diversification," the Short Term Fund further represented that it "is diversified not only with regard to issuer, but also industry, security type and maturity";

(k) The Short Term Fund could not invest more than 25% of its net worth in a single industry;

(l) The periodically disclosed asset allocations;

(m) The Short Term Fund's published NAVs were a reliable measure of the value of the Fund's net assets;

(n) The Short Term Fund's performance could reasonably be compared to the Lehman Brothers 1-3 Year U.S. Government/Credit Index, implying the risk of the Short Term Fund was approximately that of the Lehman index and that the Fund's portfolio composition and relative safety was approximately that of the Lehman index;

(o) The Short Term Fund disclosed as of the following dates the following data regarding the market, credit and interest rate risks of its portfolio:

(1) June 30, 2007:

- Average credit quality: A+
- Duration: 1.86 years
- Average effective maturity: 2.48 years
- 87% of portfolio invested in securities rated investment-grade plus 7% in unrated securities; only 5.6% rated below-investment-grade

(2) December 31, 2006:

- Average credit quality: AA
- Duration: 1.76 years
- Average effective maturity: 2.35 years
- 83% of portfolio invested in securities rated investment-grade plus 4% in unrated securities; only 13% rated below-investment-grade

(3) June 30, 2006:

- Average credit quality: A
- Duration: 1.47 years
- Average effective maturity: 1.96 years
- 73% of portfolio invested in securities rated investment-grade plus 5.7% in unrated securities; only 21.7% rated below-investment-grade

(4) December 31, 2005:

- Average credit quality: A
- Duration: 1.6 years
- Average effective maturity: 2.14 years
- 82% of portfolio invested in securities rated investment-grade plus 3.4% in unrated securities; only 17.5% rated below-investment-grade

(5) June 30, 2005:

- Average credit quality: A
- Duration: 1.64 years
- Average effective maturity: 2.2 years
- Percentage of portfolio invested in securities rated investment-grade, unrated, or below-investment-grade not disclosed in sum-

mary form as above.

318. The representations and disclosures in the preceding paragraph were false and misleading in that they painted a false picture of the Short Term Fund as a safe fund with a stable net asset value, without the slightest hint of the Fund's extraordinary (as compared with almost all other short-term bond funds) exposure to the undisclosed concentration, credit, liquidity and valuation risks lurking in the Fund's portfolio as a result of the Fund investing a far larger portion of its assets than did its peers in complex, thinly traded structured financial instruments of uncertain valuation that could, and did, suddenly become unsalable at their estimated values upon changing market sentiments, resulting in extraordinary losses (for a short-term bond fund), and were otherwise false and misleading for failing to disclose the following material facts that Defendants knew, should have known, or were reckless in not knowing:

(a) The Short Term Fund was not a "fund for investors who seek a high level of current income consistent with the preservation of capital" because its extraordinarily heavy investments (for a short-term bond fund) in complex, thinly traded structured financial instruments of uncertain valuation that could suddenly become unsalable at their estimated values subjected investors' capital to a sudden and catastrophic loss as a result of changing sentiments in the market;

(b) The Short Term Fund was not managed in accordance with its investment objective of "a high level of current income consistent with preservation of capital" but instead focused solely on high current income without regard to, and in fact sacrificed, preservation of capital to achieve income modestly higher than other short-term funds;

(c) The Short Term Fund did not maintain a portfolio that "moderate[d] principal fluctuations" and thus, did not "provide a more stable net asset value" because

the duration/maturity of its portfolio did not protect against the concentration, credit, liquidity and valuation risks imbedded in the thinly traded, complex structured financial instruments of uncertain valuation, which had a history of suddenly becoming unsalable at their estimated values upon changing market sentiments, in which the Fund heavily invested, which risks materialized in 2007 to cause the Fund's extraordinary (for a short-term bond fund) loss in NAV;

(d) Contrary to its representation in November 2005 that the Short Term Fund "currently does not intend to invest in [restricted] securities in the coming year," the Fund did make such investments in substantial amounts without disclosing its change of intent;

(e) Contrary to its representation in November 2006, that it "will not purchase securities for which there is no readily available market . . ., if immediately after and as a result, the value of such securities would exceed, in the aggregate, 15% of the fund's net assets," the Short Term Fund made substantial investments throughout all times relevant herein in securities for which there was no readily available market and purchased such investments when, after the purchase thereof, the Fund held securities with an aggregate value substantially exceeding 15% of the Fund's net assets, without disclosing its violation of the 15% limitation;

(f) Regarding the Short Term Fund's representation that it provided a "higher level of current income than typical CDs, savings accounts, or money market investments," Defendants inferred that the Short Term Fund provided safety that was comparable to that of such universally recognized safe investments and failed to disclose that its pursuit of such "higher current income" meant heavily investing in thinly traded, exotic structured financial instruments of uncer-

tain valuation with a history of suddenly becoming unsalable at their estimated values upon changing market sentiments;

(g) Regarding the Short Term Fund's representation that it provided "greater stability in principal value than that of longer term bonds or bond fund," the Fund did not provide such stability, and the Fund failed to disclose that, while its relatively short maturity/duration did provide greater NAV/principal stability with respect to interest rate and market risks than longer term bonds, or funds holding longer term bonds, the Fund was, as compared with all other bond funds regardless of maturity/duration, exposed to the extraordinary concentration, liquidity and valuation risks inherent in heavily investing (for a short-term bond fund) in thinly traded, exotic structured financial instruments of uncertain valuation with a history of suddenly becoming unsalable at their estimated values upon changing market sentiments;

(h) Regarding the Short Term Fund's representation that it provided a "diversified portfolio of short-term investment-grade debt securities," the Fund manifestly did not provide a diversified portfolio but, instead, heavily concentrated in mortgage-related securities, exceeding its disclosed 25% limit on investments in a single industry;

(i) Contrary to the Short Term Fund's representation that it "is diversified not only with regard to issuer, but also industry, security type and maturity," the Fund was not diversified as to industry or "security type" but was heavily invested in thinly traded, exotic structured financial instruments of uncertain valuation with a history of suddenly becoming unsalable at their estimated values upon changing market sentiments;

(j) Regarding the representation that the Short Term Fund's "portfolio is diversified not only with regard to issuer, but also industry, security type and matur-

ity," the Fund was not diversified but had a heavy concentration (for a short-term bond fund) of credit risk in thinly traded, volatile, risky debt instruments;

(k) Regarding the Short Term Fund's representation that it was subject to a fundamental restriction that prohibited it from investing more than 25% of its net worth in a single industry, it failed to adhere to this restriction, failed to disclose the Fund's noncompliance with this restriction, and, to the extent that the asset allocations disclosed in the Fund's annual and semi-annual reports may be deemed disclosure of the violation of the restriction, the failure to disclose that such allocations violated the Fund's fundamental investment restriction regarding investments in a single industry;

(l) The Fund's periodically disclosed asset allocations understated the extent to which the Short Term Fund was invested in mortgage-related securities or in a single industry and did not disclose that such concentrations violated the 25% limits on investments in a single industry;

(m) Regarding the Short Term Fund's semi-annual disclosures of the extent to which the Fund was exposed to the risks of rising interest rates and borrowers that don't repay their loans, the failure to disclose the extraordinary (for a short-term bond fund) unrelated concentration, credit, liquidity and valuation risks inherent in the Fund's heavy investments in thinly traded, complex, asset- and mortgage-backed securities of uncertain valuation with a history of suddenly becoming unsalable at their estimated values, resulting in catastrophic losses upon the repricing of such securities;

(n) The Short Term Fund's reported NAVs were not a reliable measure of the value of the Fund's net assets but were merely estimates subject to sudden and precipitous reductions because an undisclosed large portion of the Fund's investments was in securities for which market quotations were not readily available and

whose values had therefore to be estimated based on an undisclosed variety of factors that, if disclosed, would have revealed how judgmental, subjective and uncertain were the estimated values at which these assets were being carried on the Fund's books and records and reported to the Fund's shareholders;

(o) Because the Lehman Brothers 1-3 Year U.S. Government/Credit Index was not representative of the composition of the Short Term Fund's portfolio, the extent to which the Fund's performance deviated from the Lehman index meant that the Fund's performance could not reasonably be compared to the Lehman index and the use of such index falsely portrayed the Fund's safety;

(p) The Short Term Fund was run by a portfolio manager, Defendant Kelsoe, who was a "maverick" in the far riskier high-yield fund business, who applied investment strategies that were unorthodox and far more risky than strategies employed by even high-yield funds, according to Defendant Morgan Keegan;

(q) The risks identified in paragraphs 250-59, 261-307.

4. <u>The Funds' Prospectuses Omitted Additional Material Facts</u>

319. In addition to the omissions from the Funds' prospectuses described in paragraphs 146, 167 and 271 above, the Company's prospectuses, which were distributed to the Funds' existing and prospective shareholders, during all times relevant herein did not disclose with respect to one or more of the three Funds the following material facts that Defendants knew, should have known, or were reckless in not knowing:

(a) The Short Term Fund's existing comparatively heavy investment for a fund of its type in asset- and mortgage-backed securities and in the lower-ranking tranches thereof, and intent to continue such comparatively heavy investments, and the risks attendant to such an investment strategy, as alleged elsewhere herein.

(b) The High Income and Intermediate Funds' existing heavy investment, and intent to continue to heavily invest, in asset- and mortgage-backed securities and in the

lower-ranking tranches thereof and the risks attendant to such an investment strategy, as alleged elsewhere herein.

(c) The proportion of the Funds' respective portfolios invested in asset- and mortgage-backed securities.

(d) Any disclosure of the risks of investing in subordinated securities, in which the Funds heavily invested; a generalized description of some of these risks appeared in the Funds' SAI, which was sent to a shareholder only upon request and which was incomplete and misleading for the reasons set forth in paragraphs 322-23 *infra*.

(e) Any disclosure of the risks of investing in illiquid securities, in which the Funds heavily invested; a generalized description of some of these risks appeared in the Funds' SAI, which was sent to a shareholder only upon request and which was incomplete and misleading for the reasons set forth in paragraphs 324-26 *infra*.

5. **<u>The Funds' Misleading Statements of Additional Information</u>**

320. A "statement of additional information" ("SAI"), which is sent to a mutual fund's shareholders only upon request, is not a prospectus, which is automatically sent to a mutual fund's shareholders.

(a) Part A of a registered investment company's registration statement on SEC Form N-1A is the prospectus, which includes the information required under section 10(a) of the Securities Act of 1933. The prospectus provides essential information about the fund in a way that will help investors make informed decisions about whether to purchase the fund's shares described in the prospectus.

(b) The SEC instructs registrants, in responding to the Items in Part A of Form N-1A, to avoid cross-references to the SAI or shareholder reports.

(c) Part B includes the information required in a fund's SAI. The purpose of the SAI is to provide additional information about the fund that the SEC has concluded is not necessary or appropriate in the public interest or for the protection of investors to be in the prospectus, but that some investors may find useful.

(d) Part B affords the fund an opportunity to expand discussions of the matters described in the prospectus by including additional information that the fund believes may be of interest to some investors.

321. Defendants made incomplete, limited and misleading disclosures in the Funds' SAIs of the liquidity and other risks regarding the *below-investment grade securities* in which the Funds invested, *but not the asset- and mortgage-backed securities and other structured financial instruments* in which the Funds *heavily invested*, and which, unlike the below investment-grade securities in which the Funds' invested, accounted for most of the Funds' losses. Such partial, limited and misleading disclosures were irrelevant to the real risks of investing in the Funds and misleading because Defendants did not disclose in the Funds' prospectuses, SAIs or selling materials—notwithstanding that Defendants knew, should have known, or were reckless in not knowing—that the asset- and mortgage-backed securities and other structured financial instruments in which the Funds heavily invested were likewise:

(a) Subject to such risks, including liquidity risk,

(b) Subject to the risk that such instruments are subject to adverse publicity and changing investor perceptions and sentiments that are likely to affect the liquidity of such instruments and the ability of pricing services or the Funds' management to value such securities,

(c) Traded in a market that is much thinner and less active than that for more conventional fixed income securities, which can adversely affect the prices of such instruments,

(d) Because market quotations were not readily available for most, if not all, of such securities during all times relevant herein, subject to "fair value" procedures and involved judgment and significant uncertainty, rendering the Funds' respective NAVs during all times relevant herein highly uncertain;

(e) Relatively new types of debt securities that had not been tested in adverse market conditions, and similar fixed income structured or derivative securities had a history of collapsing in adverse market conditions;

(f) Illiquid or exhibited the characteristics of illiquid securities that could suddenly become unsalable at their estimated values before the Funds could sell them at the estimated prices at which they were being carried on the Funds' records;

(g) Subject to the value thereof suddenly, and without warning, dropping precipitously, because significantly over half of the High Income and Intermediate Funds' and up to half or more of the Short Term Fund's respective portfolios consisted of securities that exhibited such characteristics (*see* paragraph 132);

(h) Investments in a single industry in excess of the 25% limit on such investments; and

(i) Subject to the concentration of credit risk.

322. In the Funds' November 1, 2006 SAI, but not in the Funds' prospectuses or sales materials, the RMK Defendants described in generalized terms some, but not all, of the risks inherent in "subordinated" securities without regard to making reference to the specific securities held by the Funds, notwithstanding that Defendants knew, should have known, or were reckless in not knowing such risks:

> INVESTMENTS IN SUBORDINATED SECURITIES. Each fund may invest in subordinated classes of senior-subordinated securities ("Subordinated Securities"). Subordinated Securities have no governmental guarantee, and are subordinated in some manner as to the payment of principal and/or interest to the holders of more senior mortgage-backed or asset-backed securities arising out of the same pool of assets. The holders of

> Subordinated Securities typically are compensated with a higher stated yield than are the holders of more senior securities. On the other hand, Subordinated Securities typically subject the holder to greater risk than senior securities and tend to be rated in a lower rating category (frequently a substantially lower rating category) than the senior securities issued in respect of the same pool of assets. Subordinated Securities generally are likely to be more sensitive to changes in prepayment and interest rates, and the market for such securities may be less liquid than is the case for traditional fixed-income securities and senior mortgage-backed or asset-backed securities.

323. Materially omitted from Defendants' SAI description of "subordinated" securities in the preceding paragraph, which information did not appear in the Funds' prospectuses or selling materials, were the following facts and conditions of the Funds' portfolios that Defendants knew, should have known, or were reckless in not knowing:

(a) The magnitude of the Funds' investments in subordinated securities;

(b) Because of their illiquidity and history of suddenly becoming unsalable at their estimated values and the magnitude of the Funds' holdings of such securities, the Funds' investments in subordinated securities exceeded the Funds' 15% restriction on illiquid securities;

(c) Because the subordinated securities in which the Funds and their sibling RMK closed-end funds invested were illiquid, the substantial liquidity risk inherent in such securities (*see* paragraph 326 *infra*);

(d) The Funds' investments in subordinated securities exceeded the 25% limit on investments in a single industry;

(e) The Funds' investments in subordinated securities caused the Funds to take on enormous credit risk (*see* paragraph 271 above);

(f) The subordinated securities in which the Funds so heavily invested were subject to the disclosed difficult, subjective and judgmental valuation process that was inherently uncertain;

(g) The resulting uncertainty of the Funds' NAV in light of the extraordinarily large proportions of the Funds' respective portfolios invested in subordinated securities that were subject to the valuation uncertainty inherent in the process of valuing such securities;

(h) The disclosure deficiencies and undisclosed material facts regarding the Funds' valuation disclosures described in paragraph 167 above;

(i) The credit and other risks identified in paragraphs 271 and 321 above;

(j) The liquidity risks identified in paragraph 146 above.

324. In the Funds' November 1, 2006 SAI, but not in the Funds' prospectuses or sales materials, the RMK Defendants described in generalized terms some, but not all, of the risks created by illiquid securities without regard to making reference to the specific types of securities held by the Funds, notwithstanding that Defendants knew, should have known, or were reckless in not knowing such risks:

> **Illiquid and Restricted Securities (All Funds).** Illiquid investments are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board, the Adviser determines the liquidity of each fund's investments and, through reports from the Adviser, the Board monitors investments in illiquid instruments. In determining the liquidity of each fund's investments, the Adviser may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment). Investments currently considered by the Adviser to be illiquid include repurchase agreements not entitling the holder to repayment of principal and payment of interest within seven days, non-government stripped fixed-rate mortgage-backed securities, and OTC options. Also, the Adviser may determine some restricted securities, government-stripped fixed-rate mortgage-backed securities, loans and other direct debt instruments, emerging market securities, and swap agreements to be illiquid. However, with respect to OTC options that the funds write, all or a portion of the value of

the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement the funds may have to close out the option before expiration. In the absence of market quotations, illiquid investments are priced at fair value as determined in good faith by a committee appointed by the Board.

Illiquid securities may be difficult to dispose of at a fair price at the times when either fund believes it is desirable to do so. The market price of illiquid securities generally is more volatile than that of more liquid securities, which may adversely affect the price that each fund pays for or recovers upon the sale of illiquid securities. Illiquid securities are also more difficult to value and thus the Adviser's judgment plays a greater role in the valuation process. Investment of each fund's assets in illiquid securities may restrict each fund's ability to take advantage of market opportunities. The risks associated with illiquid securities may be particularly acute in situations in which each fund's operations require cash and could result in each fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid securities.

325. The SAI description of illiquid and restricted securities in the preceding paragraph appears 27 pages after the representation at the very beginning of the SAI that the Funds could not invest more than 15% of their respective net assets in illiquid securities, thereby significantly limiting the risk posed by illiquid securities, assuming that the Funds were managed by the RMK Defendants in adherence to this restriction.

326. Materially omitted from Defendants' SAI description of illiquid and restricted securities in the second preceding paragraph, which information did not appear in the Funds' prospectuses or selling materials, were the following facts and conditions of the Funds' portfolios that Defendants knew, should have known, or were reckless in not knowing:

(a) The magnitude of the Funds' investments in illiquid securities;

(b) The Funds' investments in illiquid securities exceeded the limitation on such investments described 27 pages earlier in the SAI so that the disclosed risk attendant to illiquid securities infected a substantial portion of the Funds' respective portfolios, not just 15%;

(c) The Funds were heavily invested in illiquid securities or in thinly traded securi-

ties that were highly susceptible to suddenly becoming unsalable at their estimated values upon changing sentiments without allowing time to sell them at the prices at which they were being carried on the Funds' records;

(d) The proportions of the Funds' respective portfolios that were subject to the disclosed difficult, subjective and judgmental valuation process that was inherently uncertain;

(e) The resulting uncertainty of the Funds' NAV in light of the extraordinarily large proportion of the Funds' respective portfolios subject to the valuation uncertainty inherent in the process of valuing illiquid securities;

(f) The Funds and the RMK closed-end funds managed by Morgan Management were the virtual "market" for these already illiquid securities, and the holdings of such securities by the Funds and their sibling RMK closed-end funds constituted a dominant portion of such outstanding securities, seriously further restricting the Funds' ability to sell such securities;

(g) The Funds' and RMK closed-end funds' overlapping holdings of the same illiquid securities provided a strong disincentive against Morgan Management causing the Funds to sell such securities in a forced sale at less than the values at which such securities were being carried, in response to redemptions or otherwise, because such sales would cause the other Funds and the RMK closed-end funds to mark their holdings of such securities down to the sale price, resulting in the sale of the Funds' most liquid securities and leaving illiquid securities as an ever increasing percentage of the Funds' respective portfolios and reducing the Funds' needed liquidity to meet redemptions;

(h) In determining the liquidity or illiquidity of the Funds' investments, Morgan Management regularly ignored the disclosed factors that determine liquidity or illiquidity, representing illiquid securities to be liquid;

(i) The disclosure deficiencies and undisclosed material facts regarding the Funds' valuation disclosures described in paragraph 167 above;

(j) The liquidity risks identified in paragraph 146 above.

6. **The Funds' Misleading Safety/Volatility Disclosures**

327. Defendants' misrepresentations regarding the High Income Fund's stable NAV were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the High Income Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.14, from $10.42 to $10.56, or 1.33% over the four-year period, or an annual average of only 0.33%, versus $0.46 for the Intermediate Fund, from $9.93 to $10.39, or 4.5% over the same period, and versus $0.30 for the Short-Term Bond Fund, from $9.94 to $10.24, or 2.97% over the same period.

328. From the disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the High Income Fund was relatively safe with a stable NAV with no hint of the risk of the extraordinary decline suffered by the High Income Fund. *See* also paragraphs 335-39, 468-70 below.

329. The High Income Fund's standard deviation and Sharpe ratio falsely portrayed it as the safest of all high-yield funds in 2006 and as a "low risk fund."

330. The Intermediate and High Income Funds were only modestly more volatile than a relevant benchmark. Craig McCann, *Regions Morgan Keegan: The Abuse of Structured Finance*, January 31, 2009, p. 6.

331. Because the total returns of the Short Term and Intermediate Funds during all times relevant herein were far from extraordinary, there was nothing in those returns to alert investors in those Funds to the extraordinary risk in those Funds. The following table shows the very ordinary total returns (NAV appreciation/depreciation plus reinvested dividends) of the Short Term and Intermediate Funds (based on Class A shares):

	10 months	For the Year Ended			
	4/30/08	6/30/07	6/30/06	6/30/05	6/30/04
Short Term Fund	-30.03%	5.36%	3.85%	1.21%	3.02%
Intermediate Fund	-76.98%	2.88%	5.77%	6.05%	4.68%

332. Defendants' misrepresentations regarding the Intermediate Fund's relative safety were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the Intermediate Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.46 for the Intermediate Fund, from $9.93 to $10.39, or 4.5% over the four-year period, or an annual average of only 1.13%. From the disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the Intermediate Fund was relatively safe with a stable NAV with no hint of the risk of the extraordinary decline suffered by the Intermediate Fund.

333. Defendants' misrepresentations regarding the Short Term Fund's relative safety were consistent with and reinforced by the Fund's reported NAV during the Fund's fiscal years ended June 30, 2002 through June 30, 2006, as disclosed in the Short Term Fund's prospectuses under "Financial Highlights," during which period the Fund's NAV changed by only $0.30 for the Short Term Fund, from $9.94 to $10.24, or 2.97% over the four-year period, or an annual average of only 0.74%. From the disclosures set forth above, the Fund's historic NAV and the Financial Highlights, a reasonable investor would conclude that the Short Term Fund was safe with a stable NAV with no hint of the risk of the extraordinary decline suffered by the Short Term Fund.

334. With respect to the Funds, the representations set forth above, as reinforced by the Funds' respective stable NAVs, were false and misleading in that Defendants knew, should have known, or were reckless in not knowing, but failed to disclose:

(a) That the Funds' respective performances during all times relevant herein before the catastrophic decline in their respective NAVs were attributable to taking sig-

nificant risks not taken by comparable funds;

(b) That the Funds' respective performances, as compared with comparable funds, during all times relevant herein preceding the declines in the Funds' NAVs were attributable to their excessive investments in illiquid securities whose valuations were uncertain and with a history of suddenly becoming unsalable at their estimated valuations;

(c) That the Funds' respective performances, as compared with comparable funds, during all times relevant herein preceding the declines in the Funds' NAVs were attributable to their excessive investments in illiquid securities in violation of their disclosed limitation on such investments;

(d) That, because of their excessive investments in illiquid securities whose valuations were uncertain, the Funds were far more risky than disclosed;

(e) That the valuation of an undisclosed but substantial portion of the Funds' respective portfolio securities, and therefore their respective NAVs, was based on mere estimates and, therefore, was subject to substantial uncertainty, rendering their respective NAVs highly uncertain;

(f) That, because of their excessive investments in illiquid securities with a history of suddenly becoming unsalable at their uncertain estimated values,

(1) the Funds' respective advertised NAVs were vulnerable to a precipitous decline as a result of adjusting the Funds' valuations to reflect sudden changes in the market conditions relating to such securities and the Funds' inability to sell such securities to raise needed cash;

(2) an investment in the Funds was subject to significantly greater risk than an investment in comparable short-term, intermediate-term or high income bond mutual funds;

(3) the RMK Defendants had no reasonable basis for their representations

that they believed that limited NAV fluctuation or a stable NAV could be achieved;

(g) That the Funds were, respectively, investing more than 15 percent of their net assets in illiquid and untested securities;

(h) That the Funds were, respectively, investing more than 25% of their net assets in a single industry;

(i) That the Funds were exposed to a concentration of high credit risk.

(j) That, as a result of such investment practices, the Funds were much riskier than the indices with which the RMK Defendants compared the Funds' respective performances;

(k) The extent to which the Funds' respective yields and income and source of dividends during all times relevant herein, as compared with comparable mutual funds, were dependent on

(1) the Funds' excessive investments in illiquid securities whose estimated valuations were uncertain and that were known by Defendants to be vulnerable to suddenly becoming unsalable upon changing market sentiments or perceptions of the investment merit of such securities; and

(2) investment policies and practices that were inconsistent with limited NAV fluctuation, stable NAV and/or preservation of capital and that subjected shareholders in the Funds to risk and volatility substantially greater than those of comparable bond mutual funds.

335. The Funds' generalized and incomplete risk disclosures in their prospectuses, annual and semi-annual reports, and elsewhere, which were substantially uniform throughout all times relevant herein, were negated and rendered immaterial and meaningless:

(a) With respect to all three Funds, by the specific disclosures relating to

- stable NAVs;

- "lower NAV volatility than typical high-yield funds,"
- "conservative credit posture,"
- avoiding "excessive credit risk,"
- diversification by investing in assets other than below investment-grade bonds (including the structured financial instruments that were a significant cause of the Funds' losses),
- "solid credit fundamentals";

(b) With respect to the Intermediate Fund,

- avoiding "speculative derivative;"
- the Intermediate Fund was for investors whose "investment objective is preservation of capital" and offered "greater stability in principal value than that of long-term bonds"; and,

(c) With respect to the Short Term Fund,

- the Fund's investment objective was preservation of capital;
- the Fund would invest in a portfolio of investment-grade securities with an average maturity of three years or less;

(d) By the financial performance of the Funds as reflected in their historic stable NAVs until July 2007 and as reflected in the "Financial Highlights" disclosed in the Fund's prospectuses throughout all times relevant herein;

(e) By the failure to disclose the matters set forth herein of which Defendants knew, should have known, or were reckless in not knowing;

(f) As a result of the Funds' failures to disclose in their respective financial statements, or the footnotes thereto, the valuation uncertainty inherent in the Funds' respective NAVs and/or the magnitude of fair-valued securities and the effect on the Funds' NAV of a hypothetical change in the estimated values of such securities and the likelihood of such change;

(g) By the RMK Defendants repeatedly comparing the Funds' respective performances with, respectively, Lehman Brothers 1-3 Year U. S. Government/Credit Index, the Lehman Brothers Intermediate U.S. Aggregate Index and the Lehman Brothers Ba U.S. High Yield Index, implying that the Funds were comparable in risk to such indices, without disclosing the unique risks embedded in the Funds that differentiated the Funds from their respective indices, as set forth above; and

(h) With respect to the Funds' disclosure in their common prospectus of what they called the "principal risks" to which the RMK Defendants said the Funds were subject, neither valuation uncertainty nor liquidity risk was included in these "principal risks."

336. The Funds reported their results semi-annually, on June 30 and December 31.

337. There was nothing in the performances of the three Funds, as measured by their respective total returns (realized and unrealized gains and losses plus investment income), during the period preceding October 3, 2007, when the Funds' 2007 financial statements were finally released, to prepare, or forewarn, investors in those Funds of the potential for the catastrophic losses that was first reported on October 3, 2007.

338. Even when the Funds tardily reported their operating results on October 3, 2007, for their fiscal year ended June 30, 2007, the three Funds were down only modestly, according to what they reported on that date. It was not until the Funds' semi-annual report for the six months ended December 31, 2007 was released on February 22, 2008, that the scope of the catastrophic losses was reported to the Funds' shareholders.

339. The following table sets out the performances of the three Funds, as measured by their respective total returns, during the period relevant herein:

High Income Fund

	SIX MONTHS	1 YEAR	5 YEAR	COMMENCE-MENT OF INVESTMENT OPERATIONS
AS OF DECEMBER 31, 2007				
CLASS A SHARES	-59.48%	-60.71%	-8.92%	0.24%
(EXCLUDING SALES LOAD)	-58.44%	-59.70%	-8.46%	0.53%
CLASS C SHARES	-58.97%	-60.31%	-8.92%	0.02%
(EXCLUDING CDSC)	-58.56%	-59.91%	-8.92%	0.02%
CLASS I SHARES	-58.39%	-59.60%	-8.23%	0.77%
LEHMAN BROTHERS BA U.S. HIGH YIELD INDEX	0.53%	1.75%	8.66%	—
AS OF JUNE 30, 2007				
CLASS A SHARES	-5.46%	-0.58%	9.59%	11.46%
(EXCLUDING SALES LOAD)	-3.04%	1.97%	10.15%	11.81%
CLASS C SHARES	-4.24%	0.44%	9.60%	11.25%
(EXCLUDING CDSC)	-3.28%	1.46%	9.60%	11.25%
CLASS I SHARES	-2.92%	2.22%	10.42%	12.08%
LEHMAN BROTHERS BA U.S. HIGH YIELD INDEX	1.21%	9.36%	9.01%	N/A
AS OF DECEMBER 31, 2006				
CLASS A SHARES	2.53%	8.33%	11.58%	12.68%
(EXCLUDING SALES LOAD)	5.16%	11.11%	12.15%	13.05%
CLASS C SHARES	3.85%	9.45%	11.59%	12.49%
(EXCLUDING CDSC)	4.90%	10.55%	11.59%	12.49%
CLASS I SHARES	5.29%	11.38%	12.42%	13.32%
LEHMAN BROTHERS BA U.S. HIGH YIELD INDEX	8.06%	10.07%	7.89%	N/A
AS OF JUNE 30, 2006				
CLASS A SHARES	3.01%	7.38%	11.98%	12.84%
(EXCLUDING SALES LOAD)	5.65%	10.13%	12.55%	13.23%
CLASS C SHARES	4.34%	8.48%	11.99%	12.67%
(EXCLUDING CDSC)	5.39%	9.58%	11.99%	12.67%
CLASS I SHARES	5.78%	10.40%	12.82%	13.50%
LEHMAN BROTHERS BA U.S. HIGH YIELD INDEX	1.86%	2.47%	6.94%	N/A
AS OF DECEMBER 31, 2005				
CLASS A SHARES	1.63%	4.98%	12.88%	12.92%
(EXCLUDING SALES LOAD)	4.24%	7.67%	13.45%	13.34%
CLASS C SHARES	2.93%	5.96%	12.89%	12.78%
(EXCLUDING CDSC)	3.97%	7.03%	12.89%	12.78%
CLASS I SHARES	4.36%	7.83%	13.73%	13.61%
LEHMAN BROTHERS BA U.S. HIGH YIELD INDEX	0.06%	2.88%	8.25%	6.82%
AS OF JUNE 30, 2005				
CLASS A SHARES	N/A	9.51%	13.90%	13.28%
(EXCLUDING SALES LOAD)	N/A	12.32%	14.47%	13.74%
CLASS C SHARES	N/A	10.54%	13.91%	13.17%
(EXCLUDING CDSC)	N/A	11.65%	13.91%	13.17%
CLASS I SHARES	N/A	12.48%	14.76%	14.01%
LEHMAN BROTHERS BA U.S. HIGH YIELD INDEX	N/A	10.83%	8.79%	7.28%

High Income Fund				
	SIX MONTHS	1 YEAR	5 YEAR	COMMENCE-MENT OF INVESTMENT OPERATIONS
AS OF DECEMBER 31, 2004				
CLASS A SHARES	8.73%	16.08%	15.36%	14.36%
(EXCLUDING SALES LOAD)				
CLASS C SHARES	8.46%	15.50%	14.82%	13.81%
(EXCLUDING CDSC)				
CLASS I SHARES	8.86%	16.36%	15.67%	14.65%
LEHMAN BROTHERS BA U.S. HIGH YIELD INDEX	8.36%	9.61%	8.49%	7.50%

Intermediate Fund				
	SIX MONTHS	1 YEAR	5 YEAR	COMMENCE-MENT OF INVESTMENT OPERATIONS
AS OF DECEMBER 31, 2007				
CLASS A SHARES	-50.59%	-51.32%	-8.98%	-1.62%
(EXCLUDING SALES LOAD)	-49.58%	-50.33%	-8.62%	-1.40%
CLASS C SHARES	-50.23%	-51.06%	-8.95%	-1.76%
(EXCLUDING CDSC)	-49.73%	-50.56%	-8.95%	-1.76%
CLASS I SHARES	-49.40%	-50.09%	-8.35%	-1.13%
LEHMAN BROTHERS INTERMEDIATE U.S. AGGREGATE INDEX	5.73%	7.02%	4.22%	—
AS OF JUNE 30, 2007				
CLASS A SHARES	-3.46%	0.82%	5.42%	6.75%
(EXCLUDING SALES LOAD)	-1.48%	2.88%	5.85%	7.01%
CLASS C SHARES	-2.64%	1.40%	5.44%	6.63%
(EXCLUDING CDSC)	-1.66%	2.42%	5.44%	6.63%
CLASS I SHARES	1.37%	3.03%	6.09%	7.28%
LEHMAN BROTHERS INTERMEDIATE U.S. AGGREGATE INDEX	1.22%	5.99%	4.15%	N/A
AS OF DECEMBER 31, 2006				
CLASS A SHARES	2.34%	5.02%	6.36%	7.40%
(EXCLUDING SALES LOAD)	4.43%	7.16%	6.79%	7.68%
CLASS C SHARES	3.11%	5.73%	6.41%	7.29%
(EXCLUDING CDSC)	4.15%	6.79%	6.41%	7.29%
CLASS I SHARES	4.46%	7.43%	7.06%	7.95%
LEHMAN BROTHERS INTERMEDIATE U.S. AGGREGATE INDEX	4.72%	4.58%	4.70%	N/A
AS OF JUNE 30, 2006				
CLASS A SHARES	0.56%	3.66%	6.77%	7.29%
(EXCLUDING SALES LOAD)	2.61%	5.77%	7.20%	7.59%
CLASS C SHARES	1.52%	4.46%	6.83%	7.22%
(EXCLUDING CDSC)	2.54%	5.51%	6.83%	7.22%
CLASS I SHARES	2.84%	6.14%	7.48%	7.87%
LEHMAN BROTHERS INTERMEDIATE U.S. AGGREGATE INDEX	-0.13%	0.02%	4.66%	N/A
AS OF DECEMBER 31, 2005				

Intermediate Fund				
	SIX MONTHS	1 YEAR	5 YEAR	COMMENCEMENT OF INVESTMENT OPERATIONS
CLASS A SHARES	1.02%	3.13%	7.27%	7.43%
(EXCLUDING SALES LOAD)	3.08%	5.23%	7.71%	7.75%
CLASS C SHARES	1.87%	3.82%	7.31%	7.37%
(EXCLUDING CDSC)	2.90%	4.87%	7.31%	7.37%
CLASS I SHARES	3.21%	5.49%	7.95%	8.02%
LEHMAN BROTHERS INTERMEDIATE U.S. AGGREGATE INDEX	0.16%	2.01%	5.50%	5.72%
AS OF JUNE 30, 2005				
CLASS A SHARES	N/A	3.93%	8.22%	7.54%
(EXCLUDING SALES LOAD)	N/A	6.05%	8.65%	7.88%
CLASS C SHARES	N/A	4.53%	8.26%	7.49%
(EXCLUDING CDSC)	N/A	5.58%	8.26%	7.49%
CLASS I SHARES	N/A	6.21%	8.92%	8.15%
LEHMAN BROTHERS INTERMEDIATE U.S. AGGREGATE INDEX	N/A	5.40%	6.90%	6.16%
AS OF DECEMBER 31, 2004				
CLASS A SHARES	3.88%	7.00%	9.15%	8.20%
(EXCLUDING SALES LOAD)	N/A	N/A	N/A	N/A
CLASS C SHARES	3.60%	6.63%	8.75%	7.81%
(EXCLUDING CDSC)	N/A	N/A	N/A	N/A
CLASS I SHARES	3.91%	7.26%	9.42%	8.47%
LEHMAN BROTHERS INTERMEDIATE U.S. AGGREGATE INDEX	3.49%	3.74%	7.23%	6.36%

Short Term Fund				
	SIX MONTHS	1 YEAR	5 YEAR	COMMENCEMENT OF INVESTMENT OPERATIONS
AS OF DECEMBER 31, 2007				
CLASS A SHARES	-14.34%	-12.90%	0.12%	1.39%
(EXCLUDING SALES LOAD)	-13.03%	-11.57%	0.42%	1.61%
CLASS C SHARES	-14.03%	-12.75%	N/A	-3.06%
(EXCLUDING CDSC)	-13.16%	-11.87%	N/A	-3.06%
CLASS I SHARES	-12.82%	-11.25%	0.72%	1.96%
LEHMAN BROTHERS 1-3 YEAR U.S. GOVERNMENT/CREDIT INDEX	4.57%	6.83%	3.38%	—
AS OF JUNE 30, 2007				
CLASS A SHARES	0.15%	3.78%	4.06%	3.77%
(EXCLUDING SALES LOAD)	1.68%	5.36%	4.38%	4.02%
CLASS C SHARES	0.47%	4.01%	N/A	4.58%
(EXCLUDING CDSC)	1.48%	5.06%	N/A	4.58%
CLASS I SHARES	1.80%	5.62%	4.64%	4.30%
LEHMAN BROTHERS 1-3 YEAR U.S. GOVERNMENT/CREDIT INDEX	2.16%	5.34%	3.19%	N/A
AS OF DECEMBER 31, 2006				
CLASS A SHARES	2.07%	4.36%	3.65%	3.80%
(EXCLUDING SALES LOAD)	3.62%	5.95%	3.96%	4.07%

Short Term Fund				
	SIX MONTHS	1 YEAR	5 YEAR	COMMENCE-MENT OF INVESTMENT OPERATIONS
CLASS C SHARES	2.49%	4.49%	N/A	5.25%
(EXCLUDING CDSC)	3.53%	5.54%	N/A	5.25%
CLASS I SHARES	3.75%	6.11%	4.25%	4.35%
LEHMAN BROTHERS 1-3 YEAR U.S. GOVERNMENT/CREDIT INDEX	3.11%	4.25%	3.27%	N/A
AS OF JUNE 30, 2006				
CLASS A SHARES	0.71%	2.29%	3.48%	3.47%
(EXCLUDING SALES LOAD)	2.25%	3.85%	3.79%	3.77%
CLASS C SHARES	0.93%	N/A	N/A	1.47%
(EXCLUDING CDSC)	1.95%	N/A	N/A	2.50%
CLASS I SHARES	2.27%	4.12%	4.06%	4.05%
LEHMAN BROTHERS 1-3 YEAR U.S. GOVERNMENT/CREDIT INDEX	1.11%	1.92%	3.50%	N/A
AS OF DECEMBER 31, 2005				
CLASS A SHARES	0.05%	1.04%	N/A	3.36%
(EXCLUDING SALES LOAD)	1.57%	2.58%	N/A	3.68%
CLASS C SHARES	N/A	N/A	N/A	-0.46%
(EXCLUDING CDSC)	N/A	N/A	N/A	0.54%
CLASS I SHARES	1.81%	2.95%	N/A	4.00%
LEHMAN BROTHERS 1-3 YEAR U.S. GOVERNMENT/CREDIT INDEX	0.81%	1.77%	N/A	N/A
AS OF JUNE 30, 2005	10 months			
CLASS A SHARES	-0.34%	1.02%	N/A	3.44%
(EXCLUDING SALES LOAD)	1.21%	2.51%	N/A	3.78%
CLASS C SHARES	N/A	N/A	N/A	
(EXCLUDING CDSC)	N/A	N/A	N/A	
CLASS I SHARES	1.35%	2.80%	N/A	4.04%
LEHMAN BROTHERS 1-3 YEAR U.S. GOVERNMENT/CREDIT INDEX	1.10%	2.23%	N/A	4.23%

340. In the prospectus dated November 1, 2006 for the High Income Fund, but not for either the Intermediate or Short Term Funds, the RMK Defendants disclosed the following (emphasis supplied):

> The Adviser's *"bottom-up" strategy* focuses on identifying special or unusual opportunities where the Adviser decides that the market perception of, or demand for, a credit or structure has created an undervalued situation. The *analytical process concentrates on credit research, debt instrument structure* and covenant protection. Generally, when investing in below investment grade debt, the Adviser will seek to identify issuers and industries that it believes are likely to experience stable or improving conditions. Specific factors considered in the research process may include general industry trends, *cash flow generation capacity, asset valuation*, other debt maturities, capital

availability, *collateral value and priority of payments*.

341. If Morgan Management had performed the analysis described in the preceding paragraph, the concentrated credit risk inherent in the High Income and Intermediate Funds would have been apparent to Morgan Management. Either Morgan Management did not perform the analysis described in the preceding paragraph, or Morgan Management performed such an analysis but ignored the Funds' respective investment objectives, policies and restrictions in causing the Funds to incur these risks.

342. Employees of Morgan Keegan and Morgan Management and other individuals and entities closely-related to Morgan Keegan, Morgan Management and/or the Funds were selling their personal holdings in one or more of the Funds during the period preceding the Funds' catastrophic losses.

343. By engaging in the deceptive conducted described above, the RMK Defendants were able to cause the Funds to sell more of their shares during the period June 2006 through October 2007 and thereby gather in assets for the RMK Defendants to manage to their direct pecuniary benefit in the form of commissions, management and administrative fees, and individual compensation.

344. In June 2007, a Morgan Keegan spokesperson emphasized that the 2003 prospectus of the closed-end RMK High Income Fund, among other warnings, says clients could lose some or all of their money in that fund, which exhibits "greater price volatility" and is "less liquid." Such a disclosure was not made with respect to the Funds during the period December 2004 through December 2007.

IV. STATEMENT OF FACTS: PwC

A. PwC'S REQUIRED KNOWLEDGE, RESPONSIBILITIES AND DUTIES – GENERALLY

345. KPMG LLP ("KPMG") was the Company/Funds' independent public accounting firm for the fiscal years ended June 30, 2000 and June 30, 2001. On November 14, 2001, KPMG resigned as independent accountants for the Company. Following KPMG's

resignation, the Company/Funds' audit committee selected PwC to be the auditor of the Funds' financial statements.

346. In connection with the provision of "assurance" services, including but not limited to its audit of the Funds' June 30, 2006 annual financial statements and reports thereon or in connection therewith, its reviews of the Funds' December 31, 2006 semi-annual financial statements, its issuance of reports on the Funds' internal controls, and its affirmance of the information in the Funds' several prospectuses that was derived from the Funds' audited financial statements, PwC was required by SEC rules and regulations and by generally accepted accounting principles ("GAAP") and generally accepted auditing standards ("GAAS") to know about: the Funds' failure to use valuation methods required by SEC rules and regulations and the required attendant disclosures, GAAP, and by the Funds' disclosures; the uncertain estimated values of the illiquid structured financial instruments in which the Funds invested and attendant required disclosures; and the Funds' noncompliance with the limitations on investments in illiquid securities and in a single industry and non-compliance with the Intermediate and High Income Funds' respective investment objectives and attendant required disclosures.

347. The form and content of, and requirements for, financial statements of registered investment companies such as the Funds are governed by SEC Regulation S-X and the interpretive releases (Accounting Series Releases) relating thereto. The Accounting Series Releases, or "ASRs," have been codified into the SEC's Codification of Financial Reporting Policies ("Codification").

348. The American Institute of Certified Public Accountants ("AICPA") *Audit and Accounting Guide, Audits of Investment Companies* ("AICPA Guide") is an authoritative source that sets forth recommendations of the AICPA Investment Companies Special Committee on the application of GAAS to audits of financial statements of investment companies. The AICPA Guide also presents the committee's recommendations on and descriptions

of financial accounting and reporting principles and practices for investment companies.[1]

349. The AICPA Guide is consistent with the standards and principles covered by Rules 202 and 203 of the AICPA Code of Professional Conduct.

350. The AICPA Guide applicable to PwC's audit of the Funds' 2004, 2005 and 2006 financial statements was the Guide that reflected relevant guidance contained in authoritative pronouncements through May 1, 2007.[2]

351. Where the AICPA Guide is applicable, PwC auditors who audited the Funds' annual financial statements should have used the accounting treatments specified by the AICPA Guide or be prepared to justify another treatment, as discussed in paragraph 7 of Statement on Auditing Standards ("SAS") No. 69.

352. The AICPA Guide does not describe all auditing procedures necessary to perform an audit in accordance with generally accepted auditing standards. The Guide was not intended to limit or supplant the PwC auditors' individual judgment, initiative, imagination, or vigilance. Programs for each audit should be designed to meet its particular requirements, considering the size and kind of organization and the adequacy of internal control and risk management.

353. Statements of Position of the AICPA Accounting Standards Division present the conclusions of at least two-thirds of the Accounting Standards Executive Committee, which is the senior technical body of the AICPA authorized to speak for the Institute in the areas of financial accounting and reporting. SAS No. 69, *The Meaning of* Present Fairly in Conformity With Generally Accepted Accounting Principles *in the Independent Auditor's*

---

1 References herein are to the December 1, 2000 edition and to the May 1, 2007 edition. Based on a review of the 2007 edition, material cited from the 2007 edition appears to be the same as the 2000 edition or relates to guidance in existence preceding May 1, 2007 and applicable during all times relevant herein.

2 See footnote 1.

Report, identifies AICPA Statements of Position as sources of established accounting principles that an AICPA member should consider if the accounting treatment of a transaction or event is not specified by a pronouncement covered by Rule 203 of the AICPA Code of Professional Conduct. One of such statements of position is Statement of Position ("SOP") 93-1, and in relevant circumstances, the accounting treatment specified by SOP 93-1 should be used, or the member should be prepared to justify a conclusion that another treatment better presents the substance of the transaction in the circumstances.

354. With respect to PwC's audits of the Funds' 2004, 2005 and 2006 annual financial statements, SOP 93-1 provided guidance on the Funds' financial reporting for the untested illiquid structured financial instruments held by them as investments. SOP 93-1 recommended procedures to be considered by PwC for reviewing the valuations of the Funds' investments reported in the Funds' financial statements.

355. The Funds issued semi-annual reports, including financial statements that reported the Funds' net asset value, as of December 31, 2004, 2005 and 2006. Such financial statements should be complete and based on generally accepted accounting principles, which should conform to the principles used in preparing the Funds' annual financial statements.

356. It is customary for auditors to review registered investment companies' interim financial statements. PwC reviewed the Funds' semi-annual financial statements as of December 31, 2004, 2005 and 2006.

357. Registered investment companies are grouped according to their primary investment objectives, and the types of investments made by those funds reflect their stated objectives. The composition of an investment company's portfolio is primarily a function of the company's investment objectives and its market strategy to achieve them.

358. The AICPA Guide provides that, before starting an audit of an investment company's financial statements, an auditor is to be familiar with, *inter alia*, the fund's busi-

ness and operating characteristics, its industry generally, applicable statutes and regulations, SEC registration and reporting forms, the statistics that should be maintained by investment companies and the sources of such data, the company's investment objective and limitations and restrictions, and SEC Form N-SAR (a reporting form used by registered investment companies for semiannual and annual reports that provides current information and demonstrates compliance with the ICA).

359. The second standard of auditing fieldwork, part of generally accepted auditing standards, states that "A sufficient understanding of internal control is to be obtained to plan the audit and to determine the nature, timing, and extent of tests to be performed." AICPA 2000/2007 Guide ¶ 2.107/2.150.

360. The auditor must obtain a sufficient understanding of the entity and its environment, including its internal control, to assess the risk of material misstatement of the financial statements whether due to error or fraud, and to design the nature, timing and extent of further audit procedures. AICPA 2007 Guide ¶ 2.150.

361. SEC Form N-SAR requires PwC, as the auditor of the Funds' financial statements, to report annually to the SEC and to the Funds' directors and shareholders on the Funds' internal control over financial reporting. AICPA 2007 Guide ¶ 2.150.

362. According to the AICPA Guide, in its consideration of the Funds' internal control structure and whether that structure ensured compliance with the Funds' investment policies and restrictions, PwC should have reviewed such relevant Fund documents as the most recent prospectus, compliance items reported in the annual N-SAR report to the SEC, and other publicly filed documents, certificate of incorporation, bylaws, and minutes of board and audit committee and shareholder meetings. AICPA 2000/2007 Guide ¶ 2.101/2.144.

B. PwC's Required Knowledge, Responsibilities and Duties – Pricing and Valuation of the Funds' Thinly Traded Structured Financial Instruments

363. PwC's principal objectives in auditing the Funds' investment accounts during all times relevant herein were to determine, *inter alia*, whether there was a reasonable assurance that the Funds' portfolio investments were properly valued. AICPA 2007 Guide ¶ 2.148.

364. "Reasonable assurance" means a "high level of assurance." SAS No. 104.

365. The AICPA Guide provides that the audit of an investment company's investment accounts is a significant portion of the overall audit because of the relative significance of those accounts and of the related income accounts. AICPA 2007 Guide ¶ 2.141.

366. All relevant factors must be taken into account in performing good faith valuations. AICPA 2000 Guide ¶¶ 2.35, 2.36, 2.133.

367. The AICPA Guide, citing ICA Rule 22c-1, informed the PwC auditors working on the audits of the Funds' financial statements that, under the ICA, open-end investment companies offering their shares to the public continuously are required to compute the Funds' respective net asset values per share daily to price Fund shares redeemed and sold. SOP 93-1 advised PwC auditors to consider reviewing the methods used by management to determine and update daily prices and the consistency of these methods from period to period and across similar securities.

368. With respect to the fair valuation of securities for which market quotations are not readily available, the AICPA Guide makes clear such fair valuations are estimates, providing:

> 2.33 Situations may arise when quoted market prices are not readily available or when market quotations are available but it is questionable whether they represent fair value. Examples include instances when—
>
> - Market quotations and transactions are infrequent and the most recent quotations and transactions occurred substantially prior to the valuation date.
> - The market for the security is "thin" (that is, there are few

transactions or market makers in the security, the spread between the bid and asked prices is large, and price quotations vary substantially either over time or among individual market makers).

- . . .

Similar circumstances may also affect the appropriateness of valuations supplied by pricing services. Situations such as those above are expected to be rare but may occur. In those cases, an investment company may establish a policy to substitute a good faith estimate of fair value for the quoted market price or pricing service valuation. Any policy adopted should be consistently applied in all situations where significant pricing differences are determined to exist.

2.34 In December 2003, the SEC adopted new Rule 38a-1 under the 1940 Act that requires registered investment companies . . . . to adopt policies and procedures reasonably designed to prevent violation of federal securities laws. . . . the SEC stated that Rule 38a-1 "requires funds to adopt policies and procedures that require the fund to monitor for circumstances that may necessitate the use of fair value prices; establish criteria for determining when market quotations are no longer reliable for a particular portfolio security; provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security; and regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments.". . . . Further. . . . the SEC adopted rules which require investment companies . . . . to provide a brief explanation in their prospectuses of the circumstances under which they will use fair value prices and the effects of fair value pricing.

2.35 *Estimating Fair Values of Investments*. The SEC's *Codification of Financial Reporting Policies* provides guidance on the factors to be considered in, and on the responsibilities for and methods used for, the valuation of securities for which market quotations are not readily available [footnote citing Codification §§ 404.03 and 404.04]. . . . .

2.36 The objective of the estimating procedures is to state the securities at the amount at which they could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. The term current transaction means realization in an or-

derly disposition over a reasonable period. All relevant factors should be considered in selecting the method of estimating in good faith the fair value of each kind of security.

2.37 In estimating in good faith the fair value of a particular financial instrument, the board or its designee (the valuation committee) should, to the extent necessary, take into consideration all indications of fair value that are available. . . .[some of] the factors to be considered:

- Financial standing of the issuer
- Business and financial plan of the issuer and comparison of actual results with the plan
- Size of position held and the liquidity of the market
- Contractual restrictions on disposition
- Reported prices and the extent of public trading in similar financial instruments of the issuer or comparable companies
- Ability of the issuer to obtain needed financing
- Changes in the economic conditions affecting the issuer
- A recent purchase or sale of a security of the company
- Pricing by other dealers in similar securities
- Financial statements of investees

2.38 No single method exists for estimating fair value in good faith because fair value depends on the facts and circumstances of each individual case. Valuation methods may be based on a . . . discount or premium from market, of a similar, freely traded security of the same issuer; on a yield to maturity with respect to debt issues; or on a combination of these and other methods. In addition, with respect to derivative products, other factors (such as volatility, interest . . . and term to maturity) should be considered. The board of directors should be satisfied, however, that the method used to estimate fair value in good faith is reasonable and appropriate and that the resulting valuation is representative of fair value.

2.39 The information considered and the basis for the valuation decision should be documented, and the supporting data should be retained. The board may appoint individuals to assist it in the esti-

> mation process and to make the necessary calculations . . . . If considered material, the circumstances surrounding the substitution of good faith estimates of fair value for market quotations or pricing service valuations should be disclosed in the notes to the financial statements . . ..

AICPA 2007 Guide ¶¶ 2.33-2.39.

369. With respect to AICPA Guide ¶ 2.34's admonition that investment company prospectuses disclose "the circumstances under which they will use fair value prices and the effects of fair value pricing," the Funds' prospectuses did disclose the "circumstances under which fair value prices" would be used—namely, the absence of readily available market quotations—but did not disclose "the effects of fair value pricing"—namely, given the magnitude of fair-valued securities in the Funds' portfolios, that the prices at which the Funds' shareholders were purchasing and redeeming the Funds' shares were subject to substantial uncertainty and were vulnerable to a sudden precipitous decline in value, thereby seriously jeopardizing their investments in the Funds.

370. No single standard for determining "fair value . . . in good faith" can be laid down, since fair value depends upon the circumstances of each individual case. SEC Codification 404.03.b.iv.

371. SEC Codification 404.03.b.iv. provides that directors of mutual funds whose securities are being fair valued in good faith should consider the following factors:

(a) The fundamental analytical data relating to the investment;

(b) The nature and duration of restrictions on disposition of the securities;

(c) An evaluation of the forces which influence the market in which these securities are purchased and sold;

(d) Type of security;

(e) Financial statements;

(f) Cost at date of purchase;

(g) Size of holding;

(h) Discount from market value of unrestricted securities of the same class at time of purchase;

(i) Special reports prepared by analysts;

(j) Information as to any transactions or offers with respect to the security;

(k) Price and extent of public trading in similar securities of the issuer or comparable companies.

372. SEC Codification 404.03.b.iv. provides that the guidance described in the preceding paragraph does not purport to delineate all factors which may be considered. The directors should take into consideration all indications of value available to them in determining the "fair value" assigned to a particular security. The information so considered together with, to the extent practicable, judgment factors considered by the board of directors in reaching its decisions should be documented in the minutes of the directors' meeting and the supporting data retained for the inspection of the company's independent accountant.

373. PwC's auditors should have become familiar with the provisions of the SEC's financial reporting releases on this subject, with emphasis on section 404.03 of the SEC Codification. AICPA 2000/2007 Guide ¶ 2.133/2.182.

374. In the case of investments valued by the investment company using a valuation model, the auditor should assess the reasonableness and appropriateness of the model, including whether management has identified the significant assumptions and factors influencing the measurement of fair value, and whether the significant assumptions used are reasonable and the model is appropriate considering the entity's circumstances. (Significant assumptions cover matters that materially affect the fair value measurement and may include those that are sensitive to variation or uncertainty in amount or nature, and are susceptible to misapplication or bias.) AICPA 2007 Guide ¶ 2.182.

375. Under Codification of Statements on Auditing Standards ("AU") section 328, the auditor's substantive tests of fair value measurements involve (a) testing management's

significant assumptions, the valuation model, and the underlying data, (b) developing independent fair value estimates for corroborative purposes, or (c) examining subsequent events and transactions that confirm or disconfirm the estimate. AICPA 2000/2007 Guide ¶¶ 2.124, 2.126 / 2.141, 2.168, 2.170.

376. In auditing the Funds' investment accounts, PwC should have considered the Funds' transactions with brokers and pricing services. AICPA 2007 Guide ¶ 2.141.

377. To the extent that the estimated values of the Funds' securities were provided by dealers or pricing services, PwC should have considered whether controls maintained by the fund or by the pricing service provide reasonable assurance (i.e., high level of assurance) that material pricing errors would be prevented or detected, which controls could include, *inter alia*, testing methods used by the pricing service to obtain daily quotations, verifying daily changes of each security's fair value in excess of a stipulated percentage, verifying dealer quotations with other dealers on a test basis, and consideration of fair value that has not changed for a stipulated period. AICPA 2000/2007 Guide ¶ 2.131/2.176.

378. To the extent that Morgan Management used internally developed matrix pricing to determine the fair value of the Funds' fair valued securities, PwC should have considered performing the following procedures on a test basis:

(a) Reviewing the matrix used;

(b) Determining that the results have been reviewed by the board of directors or its designees for reasonableness;

(c) Comparing sales proceeds from securities sold during the year with the value used on several days before the sale;

(d) Comparing fair values with values obtained from a second pricing matrix;

(e) Comparing fair values with quotations obtained from market makers.

AICPA 2000 Guide ¶ 2.132.

379. To the extent that the Funds' investments were valued using a valuation model,

regardless of whether such model was developed internally or was one used by the Funds' outside pricing sources, PwC should have obtained an understanding of the entity's process for determining fair value, including:

(a) The controls over the process used to determine fair value measurements, including, for example, controls over data and the segregation of duties between investment management functions and those responsible for undertaking the valuations;

(b) The expertise and experience of those determining fair value measurements;

(c) The role of information technology in the valuation process;

(d) Significant assumptions used in determining fair value, as well as the process used to develop and apply management's assumptions, including whether management used available market information to development the assumptions;

(e) Documentation supporting management's assumptions;

(f) The controls over the consistency, timeliness, and reliability of data used in valuation models.

AICPA 2007 Guide ¶ 2.177.

380. With respect to the Funds' securities for which there were no readily available market quotations, PwC should have evaluated whether the method of measurement was appropriate in the circumstances, which evaluation involved obtaining an understanding of management's rationale for selecting a particular valuation method by discussing with management its reasons for selecting that method. PwC also needed to consider whether:

(a) Management had sufficiently evaluated and appropriately applied the criteria, if any, provided by GAAP to support the selected method;

(b) The valuation method was appropriate in the circumstances given the nature of the item being valued;

(c) The valuation method was appropriate in relation to the environment in which the Funds operated.

AICPA 2007 Guide ¶ 2.179.

381. PwC should have tested the data used to develop the fair value measurements of the Funds' thinly traded structured financial instruments and the disclosures relating thereto and should have evaluated whether the fair value measurements were properly determined from such data and management's assumptions. Specifically, PwC needed to evaluate whether the data on which the fair value measurements were based, including the data used in the work of a specialist, was accurate, complete and relevant; and whether fair value measurements were properly determined using such data and management's assumptions. PwC's tests might have included, for example, procedures such as verifying the source of the data, mathematical recomputation of inputs, and reviewing of information for internal consistency. AICPA 2007 Guide ¶ 2.181.

382. PwC knew that, because the fee paid by an investment company to its adviser to manage its portfolio is a percentage of the value of the portfolio and because of the pressures on portfolio managers to achieve significant above average performance in a highly competitive industry to attract additional investment dollars, and because the Funds' senior portfolio manager could earn a bonus based on the Funds' performance in comparison to the selected benchmark index of as much as half of his base compensation, a risk inherent in the valuation of portfolio securities by the management of the investment company is that management has an incentive to err on the high side when valuing portfolio securities. It is in part because of this incentive that auditors must be especially vigilant when auditing valuations of portfolio securities in the course of their audits of an investment company's financial statements.

383. PwC was required to confirm that the prices used by the Funds to value their portfolio securities were reasonable.

384. PwC was required to test the Funds' respective net asset values as computed on the Funds' price makeup sheets at the date of the Funds' financial statements and on selected interim dates. Such tests should have included procedures that, *inter alia*, traced quoted market prices to independent sources and, when independent sources were not available, to supporting documentation for investments stated at fair values, as determined by the Funds' board of directors.

385. PwC was required to ascertain whether the pricing and valuation procedures used by the Funds complied with the disclosed accounting policies, applicable SEC rules and regulations, and generally accepted accounting principles.

386. With respect to security values estimated in good faith by the Funds' board of directors, PwC was required to review the procedures employed by the board of directors for its continuing appraisal of such securities, determine whether the methods established for such valuations were followed, and make certain that these methods were reviewed and approved by the board of directors. PwC was required to review the procedures applied by the board of directors in valuing such securities and to inspect the underlying documentation to determine whether the procedures were reasonable and the documentation appropriate for that purpose.

387. Pricing and valuation of the Funds' portfolio securities were part of the Funds' internal accounting controls, the examination or testing of which PwC was responsible in connection with its audits of the Funds' financial statements and on which PwC was required to report in addition to its audit report and opinion.

388. SEC Form N-SAR states that the auditor's report on a registered investment company's internal controls should be "based on a review, study, and evaluation of the accounting system, internal accounting controls, . . . made during the audit of the financial statements. The report should disclose material weaknesses in the accounting system, the system of internal accounting control . . . that exist as of the end of the registrant's fiscal

year. Disclosure of a material weakness should include an indication of any corrective action taken or proposed." PwC's reports on the Funds' internal controls were exhibits to the Funds' Form N-SAR reports and should have been addressed to the Funds' shareholders and board of directors.

389. To the extent that the Funds' management was relying on a pricing service to price its securities, the Funds' management was obliged to understand how the pricing service was pricing those securities, including whether the pricing service was taking into account in pricing the Funds' securities those factors deemed relevant by the Funds' management and board of directors. PwC, as auditor of the Funds' financial statements, was required to ascertain that the Funds' management had such an understanding.

390. PwC knew that, under the ICA, an open-end mutual fund (one that offered its shares continuously to the public and redeemed its shares), such as the Funds, is required to compute its net asset value daily in order to price the fund's shares that are being redeemed and sold daily.

391. The Funds were required to disclose those securities in their respective portfolios whose values were being estimated in accordance with fair value procedures, together with the magnitude of such securities, as material information but did not do so until October 3, 2007, even though such valuations were material throughout all times relevant herein.

392. If PwC had diligently followed the guidance recited above and given the extraordinarily large proportion of the Funds' portfolios invested in securities requiring fair value estimates, PwC would have identified the uncertainty inherent in half or more of the Funds' respective portfolios, and either

(a) Because of the limitation imposed by such uncertainty on the ability of PwC to properly audit the values of the Funds' assets, issued a qualified audit opinion as to the Funds' financial statements or disclaimed its ability to render such an opinion, and/or

(b) Counseled the Funds' management to correctly disclose the magnitude of this uncertainty and the effect thereof on the Funds' net assets and NAV per share,

in either of which cases, the RMK Defendants' desired avoidance of either of such disclosures would have caused the Funds' management to reduce the amount of such fair-valued securities and thereby prevent the losses incurred in 2007.

C. PwC's Required Knowledge, Responsibilities and Duties – The Use of and Need for Good Faith Fair Value Procedures; Valuation Uncertainty

393. In its annual financial statements for its fiscal year ended June 30, 2007, issued on October 3, 2007, the Funds and Defendants disclosed for the first time the dollar amount of the Funds' securities that were fair valued at June 30, 2006. Not disclosed were the percentages those dollar amounts represented of the Funds' portfolios at June 30, 2006.

394. Likewise, in its annual financial statements for its fiscal year ended June 30, 2007, issued on October 3, 2007, the Funds and Defendants disclosed the dollar amount of the Funds' securities that were fair valued at June 30, 2007.

395. These disclosures were the first time the Funds disclosed the magnitude of the Funds' portfolio securities that were subject to the highly judgmental, uncertain estimated values of securities for which market quotations are not readily available.

396. These fair valued securities were 18.2% and 30.2% of the Short Term Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, 55.8% and 50.4% of the Intermediate Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, and 49.5% and 59.7% of the High Income Fund's portfolio at June 30, 2006 and June 30, 2007 respectively, calculated as follows:

	Investments in Securities (from annual reports)		**Fair Valued Investments: $ (from 2007 annual report) and as % of Investments in Securities (calculated)**			
	6/30/06	**6/30/07**	**6/30/06**		**6/30/07**	
Short Term Fund	$66,019,096	$86,400,536	$12,028,659	**18.2%**	$26,065,956	**30.2%**

Intermediate Fund	$ 673,709,710	$1,020,989,624	$ 376,056,341	**55.8%**	$ 514,922,503	**50.4%**
High Income Fund	$1,192,784,672	$1,045,740,306	$590,018,294	**49.5%**	$624,867,802	**59.7%**

397. Fair valued securities are those for which market quotations are not readily available.

398. Fair valued securities are those that have not traded in significant volume for a substantial period.

399. Fair valued securities are illiquid securities.

400. Fair valued securities are thinly traded.

401. Defendants knew that fair valued securities are those for which market quotations are not readily available, or have not traded in significant volume for a substantial period, and disclosed same. *See* paragraph 165(d)-(l).

402. PwC knew that the Funds and their management and directors understood that fair valued securities are those for which market quotations are not readily available or have not traded in significant volume for a substantial period. *See* paragraph 165(d)-(l).

403. PwC and the RMK Defendants knew, by no later than August 21, 2006 (the date of the issuance PwC's audit report on the Funds' 2006 financial statements), that approximately half or more of each of Intermediate Fund's and High Income Fund's, and 18% of Short Term Fund's, portfolio were fair valued at June 30, 2006.

404. PwC and the RMK Defendants knew that, prior to October 3, 2007, and except for the Short Term Fund as of June 30, 2005, the Funds did not identify in their annual and semi-annual reports and quarterly schedules of portfolio securities those securities that were being fair valued or disclose in such reports the amount of their respective portfolios that were being fair valued.

405. PwC and the RMK Defendants knew, or should have known, that the Funds were required to disclose in their annual and semi-annual reports and quarterly schedules of portfolio

securities those of the Funds' investment securities that were being fair valued because such information was material to investors for the reasons set forth herein.

406. PwC knew that trading activity in the high-yield bonds and structured financial instruments of the type in which the Funds invested is limited, that the market in which these securities are traded is thin, and that, accordingly, dealer quotations may not indicate the prices at which these securities may be bought or sold. Accordingly, PwC knew that the fair value of such securities should have been estimated by the Funds' board of directors and that the board of directors should have implemented good faith fair value procedures for this purpose.

407. According to the AICPA Guide, investment companies such as the Funds report their investment securities at fair value, measured by quoted market prices for securities for which market quotations are readily available, or, if market quotations are not readily available, an estimate of value (fair value) as determined in good faith by the board of directors.

408. PwC knew that securities for which market quotations are not readily available are very difficult to price and that the pricing thereof is based on subjective judgment.

409. According to the AICPA Guide and Codification § 404.03, quotations for over-the-counter securities should ordinarily be obtained from more than one broker-dealer, unless they are available from an established market maker for that security. Quotations for several days should be reviewed. If a security has been sold infrequently or if the market in the security is thin, the reliability of market quotations should be considered. If market quotations for the security are deemed not reliable, an estimate of value, as determined in good faith by the board of directors, should be used.

410. There were no established or indefinitely committed market makers for most if not all of the high-yield bonds and structured financial instruments in which the Funds invested during all times relevant herein, and any purported market quotations were not reli-

able indicators of market value.

411. According to the AICPA Guide and Codification § 404.03, in certain circumstances, it may be necessary to estimate the fair value of securities if market quotations are not readily available. The objective of the estimating procedures is to state the securities at the amount the owner could reasonably expect to receive for them in a current sale, though the owner may not intend to sell them.

412. Because a substantial portion of the high-yield bonds and structured financial instruments in which the Funds invested did not have readily ascertainable market values, the AICPA Guide and Codification § 404.03 required that their valuation should have been determined by the board of directors' fair valuation procedures that were designed to approximate the values that would have been established by market forces.

413. According to the AICPA Guide and SOP 93-1, because the high-yield bonds and structured financial instruments in which the Funds invested did not have readily ascertainable market values and the valuation of such securities was, therefore, estimated, their valuation was subject to uncertainty.

414. PwC was required to determine whether the Funds' board of directors on behalf of the Funds was making, or should be making, good faith estimates of the value of the high-yield bonds and structured financial instruments in which the Funds invested and, therefore, determine whether the procedures employed were adequate or reasonable and, further, whether to qualify its opinions on the Funds' financial statements as a result of any inadequate or unreasonable procedures employed by the Funds' board of directors.

415. Based on the disclosures on October 3, 2007, regarding the securities held by the Funds' as of June 30, 2006 whose fair values were estimated, and on information and belief based on an understanding that restricted securities are securities for which market quotations are not readily available and because securities are "fair-valued" when market quotations are not readily available, in connection with its efforts to test or verify the prices

used by the Funds for the high-yield bonds and structured financial instruments in which the Funds invested, PwC was unable to obtain multiple independent secondary quotations for a material number of such securities during the course of its audit of the Funds' 2006 financial statements.

416. Upon determining that multiple market quotations were not readily available for a material portion of the Funds' portfolio securities, PwC was required to determine whether the procedures adopted by the Funds' board of directors for good faith fair value pricing of such securities were properly applied and whether all factors were taken into account in estimating the value of the Funds' securities.

417. Because the Funds did not disclose that any of their securities were fair valued at June 30, 2006, the inference arises that such valuations were not performed when they should have been. The same inference arises with respect to the Funds' June 30, 2005 and 2004 financial statements based on the number of restricted securities in each Fund's portfolio on said dates.

418. Whether the Funds did not fair value securities when they should have done so, or did fair value such securities but did not disclose the extent to which it was doing so, PwC, in connection with its audit of the Funds' 2006 financial statements:

(a) Never advised the Funds' management and board of directors of the need to perform good faith estimates of value for those high-yield bonds and structured financial instruments for which multiple secondary market quotations were not readily available, as PwC was required to do, or never advised the Funds' management and board of directors of the need to consider the effects, or potential effects, on the valuations of the Funds' assets of the substantial portion of the Funds' investment securities that were fair valued, especially in light of the Funds' respective investment objectives, policies and restrictions and how the RMK Defendants said how the Funds would be managed;

(b) Never advised the Funds' board of directors to disclose in footnotes to the Funds' financial statements, that the Funds' net asset value was subject to significant uncertainty in light of the magnitude of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do in view of the Funds' respective investment objectives, policies and restrictions;

(c) Never disclosed, or advised the Funds' board of directors to disclose in footnotes to the Funds' financial statements or otherwise, that the Funds' net asset value was subject to significant uncertainty in light of the magnitude of each Fund's investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do in view of the materiality of such facts and as PwC did do in connection with its audit of the Funds' 2007 financial statements;

(d) Never added an explanatory paragraph to its standard reports to emphasize the uncertainty of the valuation of the Funds' investments in fair valued securities or in securities that should have been fair valued, as PwC was required to do and as PwC did do in connection with its audit of the Funds' 2007 and 2008 financial statements and as PwC's successor, Briggs, Bunting & Dougherty, LLP, did in connection with the Funds' audited financial statements for the six months ended October 31, 2008;

(e) Never modified its opinions to report that the Funds' financial statements did not conform with generally accepted accounting principles or rendered an adverse opinion, as PwC was required to do;

(f) Never included in its reports an explanatory paragraph disclosing the magnitude of the Funds' portfolios subject to good faith valuation estimates by the Funds' board of directors on behalf of the Funds in view of the absence of

readily ascertainable market values, as PwC was required to do, in order that the Funds' 2006 financial statements be fairly presented in accordance with generally accepted accounting principles, and as PwC did do in connection with its audit of the Funds' 2007 and 2008 financial statements and as PwC's successor, Briggs, Bunting & Dougherty, LLP, did in connection with the Funds' audited financial statements for the six months ended October 31, 2008; and

(g) Never advised the Funds' board of directors that PwC was unable to render an unqualified opinion, or such an opinion without an explanatory paragraph, because of the limitation placed on the scope of its audits as a result of the magnitude of the Funds' portfolio securities subject to fair valuation procedures and the inherently uncertain values of such estimated valuations, as PwC was required to do.

419. Despite the magnitude of fair valued securities in the Funds' portfolios, or securities for which market quotations were not readily available that required fair value estimates but were not fair-valued based on the failure to identify the substantial presence of fair-valued securities in the Funds' portfolio, PwC:

(a) Never determined whether control procedures maintained by the Funds' management, or by the dealer or pricing service used by the Funds to value the high-yield bonds and structured financial instruments in which the Funds invested, provided reasonable assurance (i.e., high level of assurance) that material pricing errors would be prevented or detected, as directed by the AICPA Guide;

(b) Never examined the methods used by the pricing service to obtain daily quotations or verify dealer quotations with other dealers on a test basis, as directed by the AICPA Guide;

(c) Did not obtain independent quotations from dealers, as directed by the AICPA Guide; or

(d) Never determined the pricing methodology used by the Funds' pricing services, whether such methodology included all relevant factors, as determined by the Funds' board of directors or otherwise, or whether such pricing services used matrix pricing, as directed by the AICPA Guide.

420. If the securities in the Funds' portfolios requiring fair valuation procedures were not fair valued until the audit of the Funds' 2007, or 2006, financial statements, then, in connection with the 2006 audit, PwC never:

(a) Reviewed the procedures employed by the Funds' board of directors in connection with the Funds' continuing appraisal of such securities, as PwC was required to do;

(b) Determined whether the methods established by the Funds for such valuations were followed, as PwC was required to do;

(c) Made certain that the methods established by the Funds for such valuations had been reviewed and approved by the Funds' board of directors, as PwC was required to do;

(d) Inspected the documentation underlying such valuations to determine whether the procedures were reasonable and the documentation appropriate for the purpose of valuing such securities, as PwC was required to do;

(e) Determined whether the procedures being used to value the Funds' high-yield bonds and structured financial instruments were consistent with the procedures disclosed in the Funds' prospectuses and annual and semi-annual reports as PwC was required to do; or

(f) Determined whether the procedures being used to value the Funds' structured financial instruments were consistent with the procedures prescribed by the

AICPA Guide ¶¶ 2.33-2.39 and Codification § 404.03.b.iv. *See* paragraphs 368 and 371.

421. Because the high-yield bonds and structured financial instruments that were subject to good faith fair value procedures constituted a material portion of the Funds' portfolios and their respective NAVs throughout all times relevant herein, resulting in a material portion of the Funds' portfolio valuations being based on estimates of value, PwC should have advised the Funds' management and board of directors that the magnitude of such estimated values and the attendant risks and uncertainties should have been disclosed in the Funds' 2006 financial statements, as Defendants did do in the Funds' 2007 and 2008 financial statements and as PwC's successor, Briggs, Bunting & Dougherty, LLP, did in connection with the Funds' audited financial statements for the six months ended October 31, 2008, because such estimates had a significant impact on the Funds' financial statements. SOP 94-6.

D. PwC's Required Knowledge, Responsibilities and Duties – The Funds' Noncompliance with Their Investment Restrictions

422. SEC Codification § 404.03.a. provides (emphasis supplied):

> Where the *propriety or validity of an investment* in a security by an investment company is questionable because of particular provisions of the Investment Company Act, or state law, or the *company's investment policy or other representations* as stated in its filings with the Commission, or *legal obligations in respect of a contract* or transaction, a written opinion of legal counsel should also be obtained by the company's management, made available to the independent accountant, and a copy included in the working papers. *If the questions of propriety or validity are not satisfactorily resolved, the circumstances of the investment should be disclosed in the financial statements or notes thereto.*

423. PwC should have reviewed such relevant investment company documents as the latest prospectus, statement of additional information, certificate of incorporation, bylaws, and minutes of the board of directors' and shareholders' meetings to gain an understanding of the investment company's investment objectives and restrictions. AICPA 2000/2007 Guide ¶ 2.101/2.144.

424. PwC should have considered whether the Funds' management had a program to prevent, deter, or detect noncompliance with the Funds' investment restrictions. AICPA 2000/2007 Guide ¶ 2.101/2.144.

425. As part of the consideration described in the preceding paragraph, PwC should also have considered obtaining the written compliance policies and procedures designed to prevent violation of federal securities laws and meeting with the designated chief compliance officer responsible for administering those policies and procedures. *Id.*

426. PwC should also have considered whether the program described in the second preceding paragraph identified noncompliance with the stated investment restrictions and tested the operation of the program to the extent considered necessary. *Id.*

427. An investment company's failure to comply with its stated objectives and investment restrictions may be considered a possible illegal act that may have an indirect effect on the financial statements of the fund. *Id.*

428. The Funds' failure to comply with their stated investment objectives and restrictions was a possible illegal act that had an indirect effect on the Funds' financial statements.

429. The Funds represented that they would limit their investments in illiquid securities to 15% of their respective net assets and would limit their investments in a single industry to 25% of their respective portfolios.

430. In fact, the Funds' investments in illiquid securities during all times relevant herein substantially exceeded their respective 15% limitations. Likewise, the Funds' investments in a single industry substantially exceeded their respective 25% limitations.

431. PwC became aware, or should have become aware, of the illegal acts described in the second preceding paragraph in connection with its audit of the Funds' 2006 financial statements and, therefore, in view of the magnitude of such illegal acts and their demonstrably material effect on the Funds' financial statements for those years, should have made a report to

the SEC relating to such illegal acts and should have so informed the Funds' board of directors so that corrective action could have been taken to bring the Funds in compliance with said investment restrictions.

432. PwC now says that the Funds' directors and management had sufficient knowledge that the Funds were not being managed in a manner that adhered to their respective investment objectives, policies and restrictions by no later than August 2006 and that this knowledge was sufficient to put the directors and management on notice of claims by the Funds against Defendants.

433. PwC, in connection with its audit of the Funds' 2006 financial statements, never disclosed, or advised the Funds' board of directors to disclose in footnotes to the Funds' financial statements, the substantial portion of the Funds' investment securities that were restricted, as PwC was required to do in view of the materiality of such facts and as PwC's successor, Briggs, Bunting & Dougherty, LLP, did in connection with the Funds' audited financial statements for the six months ended October 31, 2008;

434. Furthermore, despite the magnitude of fair valued securities in the Funds' portfolios, or securities for which market quotations were not readily available that required fair value estimates but were not fair-valued based on the failure to identify the substantial presence of fair-valued securities in the Funds' portfolio, PwC failed to do what it was required to do, as set forth in paragraphs 418-20.

435. If the securities in the Funds' portfolios requiring fair valuation procedures were not fair valued until the audit of the Funds' 2007, or 2006, financial statements, PwC failed to do what it was required to do, as set forth in paragraphs 420.

436. Because the high-yield bonds and structured financial instruments that were subject to good faith fair value procedures constituted a material portion of the Funds' portfolios and their respective NAVs throughout all times relevant herein, resulting in a material portion of the Funds' portfolio valuations being based on estimates of value, the magnitude

of such estimated values and the attendant risks and uncertainties should have been disclosed during all times relevant herein, as Defendants did do in the Funds' 2007 and 2008 financial statements and as PwC's successor, Briggs, Bunting & Dougherty, LLP, did in connection with the Funds' financial statements for the six months ended October 31, 2008, because such estimates had a significant impact on the Funds' financial statements. SOP 94-6.

E. PwC's Required Knowledge, Responsibilities and Duties – Concentration of Credit Risk

437. Statement of Financial Auditing Standards ("SFAS") 105, "Disclosure of Information about Financial Instruments with . . . Concentrations of Credit Risk," provides that an "entity shall disclose all significant concentrations of credit risk arising from *all* financial instruments . . . Group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions."

438. SOP 94-6 requires disclosure in financial statements of concentrations.

439. The Funds' concentration in the mortgage sector and in structured financial instruments should have been, but was not, disclosed in the Funds' financial statements.

440. Such disclosures are not limited to investments in a single industry but include other concentrations that may be present but not readily apparent. For example, such concentrations include large investments in junk bonds and structured financial instruments like the CDOs in which the Funds heavily invested.

441. If PwC had identified the extraordinary credit concentration in the Funds' portfolios, the Funds' management would have been forewarned of the need to reduce such concentration to bring the Funds' risk profiles within their stated investment objectives, policies, restrictions, and representations and could and would have done so by taking

corrective action, which Morgan Keegan and Morgan Management had more than sufficient time to do before the subprime market collapsed later in 2007.

F. PwC's Required Knowledge, Responsibilities and Duties – The Risks of Material Misstatements Due to Fraud

442. The auditor should conduct the engagement with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity. AICPA 2007 Guide ¶ 2.103.

443. Furthermore, professional skepticism requires an ongoing questioning of whether the information and evidence obtained suggests that a material misstatement due to fraud has occurred. AICPA 2007 Guide ¶ 2.103.

444. PwC's auditors were required to engage in brainstorming to understand the Funds, their complex investments, the environment in which the Funds operated, and to discuss the potential of the risk of material misstatement in the Funds' financial statements. AICPA 2007 Guide ¶ 2.104.

445. Members of the audit team should discuss the potential for material misstatement due to fraud in accordance with the requirements of AU § 316.14-.18. The discussion among the audit team members about the susceptibility of the entity's financial statements to material misstatement due to fraud should include a consideration of the known external and internal factors affecting the entity that might (a) create incentives/pressures for management and others to commit fraud, (b) provide the opportunity for fraud to be perpetrated, and (c) indicate a culture or environment that enables management to rationalize committing fraud. The "brain storming" by the audit team members about the risks of material misstatement due to fraud also should continue throughout the audit. AICPA 2007 Guide ¶ 2.104.

446. Among the examples of factors unique to the investment company industry in

general, and the Funds in particular, indicating the potential for the risk of fraudulent financial reporting, or the risks of material misstatements due to fraud, auditors are instructed to be aware of the following:

(a) Significant investments for which market quotations are not readily available;

(b) Inadequate procedures for estimating these values;

(c) Significant investments in derivative financial instruments (e.g., the structured securities in which the Funds heavily invested) whose value is very difficult to estimate;

(d) Inadequate monitoring of the fund's compliance with its prospectus requirements;

(e) Lack of board members' understanding of how portfolio management intends to implement the fund's investment objectives, thereby creating a situation in which management can aggressively interpret or disregard policies in place (e.g., restrictions on illiquid securities and industry concentration);

(f) Lack of board members' understanding of derivatives (e.g., the illiquid structured securities in which the Funds heavily invested) used by portfolio managers and involvement in approving or disapproving use of specific strategies, thereby creating a situation in which management can aggressively interpret or disregard policies in place;

(g) Inadequate segregation of duties between operating (e.g., portfolio management, fund distribution) and compliance monitoring functions—e.g., a chief compliance officer who had no apparent experience in investment company law and regulation versus portfolio management and fund distribution functions assigned to personnel significantly more experienced in such matters;

(h) Unusual or unexpected relationships may indicate a material misstatement due to fraud such as investment performance substantially higher (or lower) when

compared to industry peers or other relevant benchmarks, which cannot be readily attributed to the performance of specific securities where prices are readily available in an active market;

(i) Accounts, transactions, and assertions that have high inherent risk because they involve a high degree of management judgment and subjectivity and are, therefore, susceptible to manipulation by management;

(j) Significant amounts of investments traded in "thin" markets, particularly through one market maker (either exclusively or primarily);

(k) Regarding fair valued investments, risks present in daily market valuation include lack of consideration of or availability of secondary/comparative pricing sources and significant levels of pricing from brokers;

(l) Regarding derivative instruments (e.g., structured securities in which the Funds heavily invested), which are characterized by high inherent risk, risk factors include lack of policy governing derivative investments, including a clear definition of derivatives; lack of oversight over the use of derivative investments, including ongoing risk assessment of derivative instruments; lack of adequate procedures to value derivatives; and lack of awareness or understanding of derivative transactions on the part of senior management or the board of directors (e.g., Funds' management represents that Funds were not investing in derivatives when in fact they were).

AICPA 2007 Guide ¶¶ 2.105, 2.107, 2.110, 2.111, 2.112, 2.113.

447. Although fraud risk factors such as those described in the preceding paragraph do not necessarily indicate the existence of fraud, they often are present in circumstances where fraud exists. AICPA 2007 Guide ¶ 2.108.

448. Regarding securities that cannot be valued on the basis of prices determined on an active market, various risks exist, including the following:

(a) To the extent that management is estimating the value of portfolio investments, even through generally recognized models, the risk of fraudulent misstatement through systematic bias ordinarily exists;

(b) If an investment is valued through a single market maker (often the counterparty that sold the investment to the investment company), there is a risk that collusion occurred between that market maker and management in establishing a valuation for the investment;

(c) In those cases where the independent valuation service estimates the value of securities that are not traded in the market, and of which the investment company, and other accounts managed by the same portfolio manager, may be the predominant, or sole, holder(s) of the securities, based predominantly, or solely, on information that is provided by the investment company, there is a risk that the information provided by management to the service is incomplete or otherwise biased;

(d) If the market for a security is "thin," there is a risk that the investment company may be able to manipulate the quoted price by systematic purchases of the security in the market.

AICPA 2007 Guide ¶ 2.119.

449. A "thin" market is one in which trades are typically sporadic, so that small changes in supply or demand can have a significant effect on quoted prices; usually, such securities have only an extremely small "float" (i.e., freely tradable amounts owned by the public). AICPA 2007 Guide ¶ 2.119.

450. A fund organization's program to prevent, deter, and detect fraud includes the periodic documentation of the fund's compliance with its investment objectives and restrictions. AICPA 2007 Guide ¶ 2.129.

451. Audit procedures relevant to assessing the risks of material misstatement due to

fraud include the following:

(a) Analytical procedures such as comparing fund performance to benchmark indices and net investment income ratios to yield indices for comparable securities or investment funds;

(b) Reading compliance summaries for individual funds and testing compliance determinations contained therein;

(c) Testing inputs to valuation models for reasonableness in relation to published data or financial information services;

(d) Reviewing minutes of board valuation committee meetings and considering whether the minutes adequately support valuations determined, or the procedures used to reach them.

AICPA 2007 Guide ¶ 2.132.

452. The failure to disclose in the notes to the Funds' 2006 financial statements, and in PwC's report on said financial statements, the magnitude of the Funds' securities whose values were estimated and, therefore, subject to significant uncertainty, was a material misstatement due to fraud within the meaning of AICPA 2007 Guide ¶¶ 2.101-2.140.

453. The failure described in the preceding paragraph was a "previously unrecognized risk of material misstatement due to fraud." See AICPA 2007 Guide ¶ 2.133.

454. The auditor with final responsibility for the audit should ascertain that there has been appropriate communication with the other audit team members throughout the audit regarding information or conditions indicative of risks of material misstatement due to fraud. AICPA 2007 Guide ¶ 2.134.

G. PwC's Disclosure and Reporting Obligations

455. According to PwC, the Funds' directors and management had sufficient knowledge that the Funds were not being managed in a manner that adhered to their respective investment objectives, policies and restrictions by no later than mid-2006 and that this knowledge

was sufficient to put the directors and management on notice of claims by the Funds against Defendants. PwC had the same knowledge.

456. If PwC had properly carried out its duties in the course of its audit of the Funds' financial statements for their fiscal years ended June 30, 2006, PwC would have ascertained the failure either to properly value the Funds' high-yield bonds and structured financial instruments or to disclose the magnitude of the Funds' fair valued securities, the failure to disclose the uncertain value of a substantial portion of the Funds' portfolio securities and of the Funds' respective net asset values, and the Funds' excessive investments in illiquid high-yield bonds and structured financial instruments and in a single industry, all in violation of express restrictions on such investments and generally accepted accounting principles and SEC rules and regulations, as well as the Funds' own disclosures. If PwC had so ascertained such violative conduct in the course of such audits, it was required to inform, and in fact would have so informed, the Funds' management and directors of such violative practices.

457. SEC Codification § 404.03 provides that where "questions of propriety or validity [relating to a mutual fund's investments] are not satisfactorily resolved, the circumstances of the investment should be disclosed in the financial statements or notes thereto."

458. The AICPA Guide provides that if PwC was unable to obtain sufficient evidential matter to support the Funds' management's assertions about the nature of a matter involving an uncertainty – e.g., the valuation of the Funds' high-yield bonds and structured financial instruments – and its presentation or disclosure in the Funds' financial statements, PwC should have considered the need to express a qualified opinion or to disclaim an opinion because of a scope limitation. PwC did not do so in connection with its audit of the Funds' 2006 financial statements. PwC did do so, in part, in connection with its audit of the Funds' 2007 financial statements.

459. The AICPA Guide further provides that if PwC's audits of the Funds' finan-

cial statements revealed that the valuation procedures used by the Funds' board of directors were inadequate or unreasonable, or that the underlying documentation did not support the valuations, PwC should have modified its opinion for lack of conformity with generally accepted accounting principles or, depending on the significance to the financial statements of the securities subject to such valuation procedures, PwC should have issued an adverse opinion.

460. SOP 93-1 provides that, even if PwC had concluded, in the course of its audit of the Funds' 2006 financial statements, based on an examination of the available evidence, the process used to estimate the values of the Funds' high-yield bonds and structured financial instruments was reasonable, the documentation supportive, and the range of possible values of such securities was not significant, PwC might still have chosen to emphasize the existence of the uncertainties relating to such estimated valuations of such securities by including an explanatory paragraph in its audit report on those financial statements, as PwC did do in its October 3, 2007 audit report in connection with its audit of the Funds' 2007 financial statements.

461. In connection with its audits of the Funds' 2006 annual financial statements, PwC failed to consider any of the alternatives described in the preceding five paragraphs or, if PwC did consider such alternatives, it improperly failed to make one or more of the required disclosures. In light of the magnitude of the high-yield asset- and mortgage-backed securities and other structured financial instruments that were subject to good faith fair value procedures, PwC should have, with respect to the Funds' 2006 financial statements, either:

(a) Included an explanatory paragraph in its report on the Funds' financial statements disclosing the magnitude of the Funds' portfolios subject to good faith fair value estimates by the Funds' board of directors, along with an explanatory paragraph to emphasize the uncertainty of the valuation of such securities and of the Funds' NAVs; or

(b) Issued an opinion that was qualified because the Funds' financial statements and attendant disclosures failed to conform with generally accepted accounting principles; or

(c) Issued an adverse opinion, or disclaimed its ability to issue an opinion, because of the limitation on the scope of its audit resulting from such valuation uncertainty or from the failure of the valuation of the high-yield bonds and structured financial instruments in which the Funds invested to be done in accordance with required and disclosed valuation procedures.

462. PwC furnished to the Funds' officers and directors in connection with each of its audit of the Funds' 2006 annual financial statements a "management letter" in which it commented on, *inter alia*, the Funds' internal controls. In this management letter PwC should have reported to the Funds' management and board of directors:

(a) The failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations;

(b) The failure to disclose the uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in accordance with applicable generally accepted accounting principles and SEC rules and regulations;

(c) The failure and need to disclose the effect on the Funds' portfolio valuations and NAV per share of such uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in light of the Funds' investment objectives and/or other representations regarding maintaining relatively stable NAVs; and

(d) The failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

463. In its Form N-SAR report on the Funds' internal controls, PwC should have reported to the SEC by at least June 30, 2006, the Funds' directors and the Funds' shareholders the failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; the failure to disclose the uncertain estimated values of the Funds' substantial investments in high-yield bonds and structured financial instruments in accordance with applicable generally accepted accounting principles and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

464. In its report to the Funds' shareholders on the Funds' annual 2006 financial statements, or in footnotes to such financial statements, PwC should have disclosed, or advised the Funds to disclose, the failure to value the Funds' high-yield bonds and structured financial instruments in accordance with the Funds' disclosed valuation policy, applicable generally accepted accounting principles, and SEC rules and regulations; and the failure to comply with the disclosed limitations on the Funds' investments in illiquid securities and investments in a single industry.

465. If PwC had timely informed the Funds' management and directors, as set out above, the RMK Defendants could have caused the Funds to take corrective action to bring their valuation procedures into compliance with generally accepted accounting principles and SEC rules and regulations and disclosed accounting policies, and warned the Funds' shareholders and prospective investors about the uncertainty inherent in the estimated values of a substantial portion of the Funds' assets and, consequently, the uncertainty of the Funds' net asset values. Alternatively, the Funds' directors and management could have caused the Funds to take corrective action by reducing the amount of thinly traded structured financial instruments of uncertain valuation that had a history of suddenly becoming unsalable at their estimated values, to bring the Funds' investment practices into compliance with the Funds'

respective investment objective, policies, restrictions and representations, just as Defendant Regions says it avoided a "large sub-prime exposure" by timely selling a subsidiary that made sub-prime loans before the "sub-prime market meltdown." *Wall Street Journal*, March 18, 2008, p. A-12.

466. If, in the absence of corrective action by the RMK Defendants, PwC had timely so informed the SEC, the Funds would have been compelled to suspend selling and redeeming their shares and take corrective action to bring their portfolios into compliance with their respective investment objectives, policies and restrictions.

H. PwC's False Direct Representations

467. In connection with the offer, sale and redemption of the Funds' shares, Defendant PwC made the following representations in its report on the Funds' June 30, 2006 financial statements on and after August 21, 2006 (date of PwC's audit report), which appeared in the Funds' registration statements or amendments thereto, including prospectuses and statements of additional information, and in annual reports and other documents filed with the SEC and distributed to the Funds' shareholders during the period following the issuance of said report:

> In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund (hereafter referred to as the "Funds") at June 30, 2006, the results of each of their operations and the changes in each of their net assets for each of the years or periods presented and the financial highlights for the years and periods presented for Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund and the financial highlights for the three years or periods in the year then ended for Regions Morgan Keegan Select Short Term Bond Fund, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter re-

ferred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion . . . . .

468. The Funds' June 30, 2006, annual report and prospectus dated November 1, 2006, contained a section entitled "Financial Highlights." This section contained excerpts from the Funds' audited financial statements for the preceding three years relating to, *inter alia*, total return, yield, NAV at the beginning and end of the period, income (loss) from investment operations, net investment income, net realized and unrealized gains (losses) on investments, distributions, and the ratio of net investment income to average net assets. The financial data that appeared in the "Financial Highlights" section of each of the Funds' prospectuses was examined by PwC.

469. As an example, the following financial information for the five-year period July 31, 2001 through June 30, 2006 (September 1, 2001 through June 30, 2006 for the Short Term Fund) was disclosed in the "Financial Highlights" section of the Funds' November 1, 2006 prospectus (data is for Class A shares):

FUND	NAV PER SHARE RANGE		RANGE AS % OF AVERAGE NAV	NET INVESTMENT INCOME AS % OF AVERAGE NET ASSETS		RANGE AS % OF AVERAGE INCOME AS % OF NET ASSETS	ANNUAL TOTAL RETURN		RANGE AS % OF AVERAGE TOTAL RETURN	TOTAL ANNUAL DISTRIBUTIONS PER SHARE		RANGE AS % OF AVERAGE DISTRIBUTIONS
	High	Low		High	Low		High	Low		High	Low	
Short Term Bond Fund	$ 10.24	$ 9.94	2.97%	4.18%	2.76%	40.92%	6.57%	1.21%	138%	$ 0.44	$ 0.29	41%

Intermediate Fund	$ 10.39	$ 9.93	4.53%	9.55%	6.61%	36.39%	9.99%	4.68%	72%	$ 1.00	$ 0.68	38%
High Income Fund	$ 10.56	$ 10.42	1.33%	13.52%	10.23%	27.71%	14.05%	10.13%	32%	$ 1.44	$ 1.17	21%

470. The table in the preceding paragraph demonstrates that the High Income Fund's NAV fluctuated the least (i.e., was the least volatile) of the three Funds and that the other performance measures likewise show the High Income Fund to be the least volatile. Thus, there was nothing in the performance data of the three Funds over the five-year period July/September 2001 through June 2006 to suggest the potential for the Short Term Fund, Intermediate Fund and High Income Fund to encounter the extraordinary volatility experienced in 2007 and early 2008 or to incur the huge losses that the Funds did incur in 2007 and 2008. Especially significant is the relative stability of the High Income Fund's distributions, which are very important to investors in fixed income funds.

471. The June 30, 2006 annual report and November 1, 2006 prospectus were reviewed by PwC, the Funds' directors and the other RMK Defendants.

472. The prospectuses contained in the Funds' registration statements were distributed, or made available, to prospective investors in the Funds and to the Funds' existing shareholders. The Statements of Additional Information contained in the Funds' registration statements were furnished to existing Fund shareholders and prospective investors only upon request. The 2006 annual and December 31, 2006 semi-annual reports to shareholders were distributed, or made available, to existing Fund shareholders at the time they were issued and to prospective investors throughout the year following their issuance until the next annual report was issued.

473. The Funds' 2006 financial statements did not include a statement of cash flows; a statement of cash flows was required for the following reasons:

(a) AICPA Guide ¶ 7.66 provides:

> FASB Statement No. 102 exempts from the requirements to provide a statement of cash flows investment companies subject to the 1940

Act . . . provided that all of the following conditions are met:

a. During the period, substantially all of the enterprise's investments were highly liquid (for example, marketable securities and other assets for which a market is readily available).

b. Substantially all of the enterprise's investments are carried at fair value. (Securities for which fair value is determined using matrix pricing techniques would meet this condition. Other securities for which fair value is not readily determinable and for which fair value must be determined in good faith by the board of directors would not.)

(b) The High Income and Intermediate Funds held securities the fair value of which was not readily determinable and the fair value of which was determined in good faith by the board of directors as of June 30, 2006 and June 30, 2007 ranging from 50% to 60%. Paragraphs 132 and 396.

(c) Given the magnitude of securities in the Funds' portfolios whose valuations were estimated, "substantially all" of the Funds' investments were not "highly liquid," and, therefore, the Funds failed to satisfy the requirement for the exemption from including a statement of cash flows.

474. The representations, financial information and representations implicit in said financial information set forth in paragraphs 467-69 above were false and misleading in that:

(a) PwC did not audit the Funds' financial statements in accordance with applicable auditing standards;

(b) The Funds' financial statements were not presented in accordance with generally accepted accounting principles;

(c) With respect to the Financial Highlights, PwC failed to disclose that the Funds' financial results were obtained by investment practices that were inconsistent with, contrary to, and prohibited by the Funds' restrictions, investment objectives, and RMK Defendants' representations about how the Funds would be managed;

(d) In connection with the Financial Highlights, PwC failed to disclose that the Funds' financial results were obtained by investing in highly speculative illiquid high-yield bonds and structured financial instruments in excess of the 15% limitation on illiquid securities disclosed by the Funds and recommended by the SEC and in excess of the 25% limit on investments in a single industry;

(e) In connection with the Financial Highlights, PwC failed to disclose that the Funds' financial statements from which the Financial Highlights were excerpted were not prepared in accordance with generally accepted accounting principles in that, *inter alia*, the financial statements failed to disclose the magnitude of fair valued securities, the material uncertainty inherent in the estimated values of such securities, and the effect thereof on the Funds' respective NAVs and NAVs per share during all times relevant herein and the ability of the Funds' shareholders to redeem their shares at a reasonably stable NAV per share;

(f) In its reports on the Funds' financial statements and in connection with the Financial Highlights, in view of the magnitude of portfolio securities as to which secondary quotations were not available and which were subject to good faith fair value procedures, PwC failed to disclose the material valuation uncertainty of the high-yield bonds and structured financial instruments in which the Funds invested and the effect of such uncertainty on the Funds' net asset value, their financial statements and the Financial Highlights and ability of shareholders to redeem their shares;

(g) PwC, in its reports on the Funds' financial statements, failed either (i) to qualify its opinions on the Funds' financial statements by including an exception to its opinions for the effect on said financial statements of the valuation of the Funds' securities for which market quotations were not readily available as de-

termined by the Funds' board of directors and the uncertainties attendant to the valuation of such securities, or (ii) to render adverse opinions, or disclaim an opinion, because of the limitation on the scope of its audit resulting from such valuation uncertainty or from the failure of the valuation of the high-yield bonds and structured financial instruments in which the Funds invested to be done in accordance with required and disclosed valuation procedures, or (iii) to include an explanatory paragraph disclosing the valuation risk inherent in the Funds' portfolios in view of the magnitude of securities subject to good faith fair value procedures;

(h) PwC failed to apply appropriate audit procedures to the valuations of the Funds' high-yield bonds and structured financial instruments and failed to modify its audit reports to disclose the Funds' use of an improper valuation method for a significant portion of the Funds' portfolios or failure to apply fair value procedures, as the Funds disclosed would be applied when market quotations were not readily available;

(i) PwC improperly relied upon the representations of the Funds' management as to the Funds' compliance with their investment restrictions and/or failed to conduct such tests as reasonable to ascertain the Funds' compliance with their disclosed investment restrictions;

(j) PwC failed to ascertain whether the Funds' internal control and risk management were adequate to ensure compliance by the Funds with their disclosed investment restrictions;

(k) PwC did not obtain reasonable assurance (high level of assurance) that the Funds were not violating their investment restrictions;

(l) The Financial Highlights falsely portrayed the Funds as relatively stable (i.e., safe) fixed income investment vehicles providing a steady stream of dividends

and concealed the potential for great loss that lurked in each of the Funds' portfolios, which false portrayal would have been cured by the disclosures that PwC was required to make in its reports on the Funds' financial statements, or that PwC was required to advise the Funds to make in their financial statements and the footnotes thereto, in accordance with generally accepted accounting principles and applicable SEC rules; and

(m) The Funds' financial statements did not include the required statement of cash flows, which was required because of the magnitude of securities in the Funds' respective portfolios whose valuations were estimated, thus failing to satisfy the requirement for the exemption from including a statement of cash flows that substantially all of the Funds' investments be "highly liquid." AICPA Guide ¶ 7.66.

475. The High Income Fund's yield (dividends as a percentage of NAV) was inflated to the extent that the dividend rate for the individual Funds was not sustainable. The actual portfolio income did not support the dividends being paid, resulting in the Fund's distributing capital to the shareholders, which was not disclosed and which was prohibited by the section 6.3 of the Company's articles of incorporation. For the year ended June 30, 2007, the High Income Fund's distributions (excluding distributions from net realized gain on investments) of $137,840,131 exceeded the Fund's net investment income of $125,790,468 by over $12 million.

476. In September, October and November 2008, new managers for the Funds (HBAM) reduced the High Income Fund's dividend by 92%, the Intermediate Fund's dividend by 94%, and the Short Term Fund's dividend by 63% to bring dividends in line with investment income, putting the dividends on a sustainable basis.

477. If PwC had not failed in its auditing function as alleged herein but instead had conducted the auditing procedures and tests described herein for the Funds' fiscal year

ended June 30, 2006 with the care and diligence reasonably expected by the Plaintiffs and the Class, and in the manner reasonably expected by the Funds' management and board of directors in light of PwC's advertised expertise in matters relating to investment companies and the audits of their financial statements and in response to the reliance by the Funds' management and board of directors on PwC as invited by PwC, PwC would have reported to the directors that the Funds were engaging in the wrongful conduct described herein, and corrective actions could have been taken by the Funds' management that would have avoided the losses incurred by the Funds in 2007 and 2008.

478. If PwC had disclosed, or informed the Funds' directors of the need to disclose, the matters required to be disclosed by the AICPA Guide in its report on the Funds' 2006 financial statements, the Funds' management and directors would have been forewarned about the Funds' improper valuation practices, the valuation uncertainty relating to the Funds' largely estimated NAV, and the Funds' failure to adhere to the disclosed restrictions on illiquid securities and investments in a single industry, and, being forewarned, the Fund's directors would have caused corrective action to be taken by the funds' management, thus avoiding the losses incurred by the Funds in 2007 and 2008.

479. If PwC had informed Morgan Management, Morgan Keegan and the Funds' board of directors, in connection with its audits of the Funds' 2006 financial statements of the need to make the disclosures described herein, as PwC did do in connection with its audit of the Funds' 2007 financial statements, or that PwC was unable to render an unqualified opinion on the Funds' 2006 financial statements, or if PwC had included an explanatory paragraph in its report on the Funds' 2006 financial statements, as PwC did do in connection with its audits of the Funds' 2007 and 2008 financial statements, or if PwC had informed the SEC and the Funds' shareholders of the above matters, the Fund's directors would have caused corrective action to be taken by the Funds' management, thus avoiding the losses incurred by the Funds in 2007 and 2008.

480. If PwC had timely informed the Funds' management and directors in June 2006, or even as late as December 2006, that the Funds' portfolio securities exceeded the disclosed restriction on illiquid securities, the Funds would have sold such illiquid securities at a time when, despite the illiquid market for such securities, they could have been sold for substantially more than the prices to which they began to drop in 2007. If the Funds had sold such securities in late 2006 or early 2007, they would have avoided the losses incurred in 2007 and 2008 as a result of their excessively heavy use of illiquid securities.

481. Notwithstanding the belated disclosures in October 2007 regarding the magnitude of the fair valued securities present in the Funds' portfolios at June 30, 2006 and the failure to make such disclosures in the June 30, 2006 financial statements, and those of earlier dates, at no time has PwC withdrawn its report on the Funds' 2006 financial statements, or on the Funds' financial statements for any other year as relevant herein, or taken any other steps to inform the Funds' shareholders of the violative nature of the investment policies used by the Funds during all times relevant herein.

I. THE FUNDS' 2006 FINANCIAL STATEMENTS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND DID NOT INCLUDE ALL REQUIRED FINANCIAL STATEMENT DISCLOSURES

482. On April 25, 1938, the SEC issued SEC Accounting Series Release ("ASR") 4:

> In cases where financial statements filed with the Commission pursuant to its rules and regulations under the Securities Act or the Exchange Act are prepared in accordance with accounting principles for which there is no substantial authoritative support, such financial statements will be presumed to be misleading, or inaccurate despite disclosures contained in the certificate of the accountant or in footnotes to the statements provided the matters involved are material. In cases where there is a difference of opinion between the Commission and the registrant as to the proper principles of accounting to be followed, disclosure will be accepted in lieu of correction of the financial statements themselves only if the points involved are such that there is substantial authoritative support for the practices followed by the registrant and the position of the Commission has not previ-

ously been expressed in rules, regulations or other official releases of the Commission, including the published opinions of its Chief Accountant.

483. On December 20, 1973, the SEC's 1938 policy statement was updated to recognize the establishment of the Financial Accounting Standards Board ("FASB") through the issuance of Accounting Series Release 150. This Release stated, in relevant part:

> Various Acts of Congress administered by the Securities and Exchange Commission clearly state the authority of the Commission to prescribe methods to be followed in the preparation of accounts and the form and content of financial statements to be filed under the Acts and responsibility to assure that investors are furnished with information necessary for informed investment decisions. In meeting this statutory responsibility effectively, in recognition of the expertise, energy and resources of the accounting profession, and without abdicating its responsibilities, the Commission has historically looked to the standard setting bodies designated by the profession to provide leadership in establishing and improving the accounting principles...

See also Financial Reporting Release No. 36.

484. In addition, AU Section 411, which discusses the sources of established accounting principles that are generally accepted in the United States and which sets forth a hierarchy or such principles states:

> Rules and interpretive releases of the Securities and Exchange Commission (SEC) have an authority similar to category (a) [the highest level in the hierarchy of accounting principles] pronouncements for SEC registrants. In addition, the SEC staff issues Staff Accounting Bulletins that represent practices followed by the staff in administering SEC disclosure requirements. Also, the Introduction to the FASB's EITF Abstracts states that the Securities and Exchange Commission's Chief Accountant has said that the SEC staff would challenge any accounting that differs from a consensus of the FASB Emerging Issues Task Force, because the consensus position represents the best thinking on areas for which there are no specific standards.

485. Based on the foregoing, the SEC is the final arbiter of accounting principles.

486. SEC Regulation S-X § 210.4-01(a)(1) provides that financial statements that are not prepared in accordance with generally accepted accounting principles are presumed

to be misleading.

487. The SEC's Codification of Financial Reporting Policies, § 404.03.a, requires that violations by an investment company of its investment objectives, policies and restrictions be disclosed in its financial statements or the footnotes thereto.

488. The Funds' 2006 financial statements were not prepared, or presented, in accordance with generally accepted accounting principles because they did not disclose:

(a) The magnitude of the Funds' respective investment portfolios that was required to be valued using good faith fair value procedures established by the Funds' board of directors, as was disclosed in the 2007 financial statements, or that such required valuation using such procedures had not been done;

(b) The methods used to perform such valuations, including the method(s) and significant assumptions used to estimate the fair values of the Funds' investments subject to such valuations;

(c) The valuation uncertainty attendant to the Funds' high-yield bonds and structured financial instruments resulting from the estimated values of such securities and the effect of such uncertainty on the Funds' respective net asset values, including the extent to which the Funds' respective NAVs per share were estimated and the effect on such NAVs of a given change in such estimated values and the likelihood of such change;

(d) The magnitude of the Funds' respective investment portfolios that was invested in illiquid or restricted securities and that were likewise required to be valued using good faith fair value procedures established by the Funds' board of directors;

(e) That the Funds' investment practices were inconsistent with, contrary to, and prohibited by

(1) their disclosed investment restrictions limiting investments in illiquid

securities and investments in a single industry,

(2) the representations of RMK Defendants regarding how the Funds would be managed, and

(3) with respect to the Short Term and Intermediate Funds, the investment objectives of those Funds to the extent that those investment objectives imposed upon the Funds and the RMK Defendants the obligation to manage them in a manner that preserved capital, as they represented they would do;

(f) That the Funds failed to disclose the concentration of credit risk inherent in their heavy investments in structured financial instruments and in mortgage related securities.

489. By failing to disclose the Funds' violations of their respective investment objectives, policies and restrictions in their respective financial statements, PwC failed to disclose in its reports on the Funds' 2006 financial statements that the Funds were violating the SEC requirement that such violations be so disclosed, a financial statement disclosure required by generally accepted accounting principles.

490. In its report on the Funds' annual financial statements for their fiscal year ended June 30, 2006, PwC falsely stated that the Funds' financial statements were prepared in accordance with generally accepted accounting principles. PwC's statements were false because the financial statements violated the following generally accepted accounting principles or otherwise omitted required financial statement disclosures:

(a) The principle that financial reporting should provide information that is useful to present and potential investors in making rational investment decisions and that information should be comprehensible to those who have a reasonable understanding of business and economic activities (FASB Statement of Financial Accounting Concepts No. 1, ¶ 34);

(b) The principle that financial reporting should be conservative and refrain from overstatement of net income or assets, choosing the alternative that provides a lower net income or assets if confronted with a decision (FASB Statement of Financial Accounting Concepts No. 1);

(c) The principle that conservatism be used as a prudent reaction to uncertainty to ensure that uncertainties and risks inherent in business situations are adequately considered (FASB Statement of Financial Accounting Concepts No. 2, ¶¶ 95, 97);

(d) The principle that financial reporting should be reliable in that it represents what it purports to represent (FASB Statement of Financial Accounting Concepts No. 2, ¶¶ 58-59);

(e) The principle that the quality of reliability and, in particular, of representational faithfulness leaves no room for accounting representations that subordinate substance to form (FASB Statement of Financial Accounting Concepts No. 2);

(f) The concept of completeness that nothing material is left out of the information that may be necessary to ensure that it validly represents underlying events and conditions (FASB Statement of Financial Accounting Concepts No. 2);

(g) The principle of materiality, which provides that the omission or misstatement of an item in a financial report is material if, in light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item (FASB Statement of Financial Accounting Concepts No. 2, ¶ 132);

(h) The concept that "the benefits of information may be increased by making it

more understandable and, hence, useful to a wider circle of users" (FASB Concepts Statement No. 2) and that financial statement disclosures should be expressed clearly (SAS No. 106);

(i) Disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the financial statements (Accounting Principles Board Opinion No. 22);

(j) Disclosure of the methods and significant assumptions used to estimate the fair value of the Funds' investments for which market quotations were not readily available (FASB Statement of Financial Accounting Standards No. 107, ¶ 10);

(k) The omission of a statement of cash flows from the Funds' financial statements; and

(l) The omission of material facts from the Funds' financial statement disclosures relating to the concentration, credit, liquidity and valuation risks and uncertainties embedded in the Funds' portfolios, the effect of such valuation uncertainties on the Funds' net assets and NAV per share, and violations of the Funds' respective investment objectives and/or restrictions, all as set forth herein.

491. In the footnote disclosures to the Funds' 2007 financial statements, and in PwC's report on the Funds' 2007 financial statements, Defendants finally disclosed, albeit deficiently, the conditions and risks that had lurked in the Funds' portfolios, and should have been disclosed, throughout all times relevant herein, which nondisclosures violated GAAP. *See* paragraph 165(l) above.

J. PwC's Audits Of The Funds' 2006 Financial Statements Were Not Conducted In Accordance With Generally Accepted Auditing Standards

492. Throughout all times relevant herein, PwC had continual and complete access to the Funds' books, records (as maintained by Morgan Management and Morgan Keegan), and the Funds' and Morgan Management's and Morgan Keegan's corporate, financial, operating and business information, as well as their business operations, and ample opportunity to observe their investment and accounting practices. PwC had superior access to and knowledge of all aspects of the Funds' business and was well informed as to their accounting practices.

493. The phrase "fair value" is defined, for accounting purposes (FASB Statement Nos. 107 ¶ 5, 115) as: "The amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale." "Fair value" is also defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." FASB SFAS No. 157 ¶ 5.

494. GAAS specifically provides guidance (in AU Section 332) to auditors in auditing investments in debt and equity securities. It states that: "The auditor should ascertain whether investments are accounted for in conformity with generally accepted accounting principles, including adequate disclosure of material matters." It further states that:

> If investments are carried at fair value or if fair value is disclosed for investments carried at other than fair value, the auditor should obtain evidence corroborating the fair value. In some cases, the method for determining fair value is specified by generally accepted accounting principles. For example, generally accepted accounting principles may require that the fair value of an investment be determined using quoted market prices or quotations as opposed to estimation techniques. In those cases, the auditor should evaluate whether the determination of fair value is consistent with the required valuation method. The following paragraphs provide guidance on audit evidence that may be used to corroborate assertions about fair value; the guidance should be considered in the context of specific accounting requirements.
>
> Quoted market prices for investments listed on national exchanges or over-

the-counter markets are available from sources such as financial publications, the exchanges, or the National Association of Securities Dealers Automated Quotations System (NASDAQ). For certain other investments, quoted market prices may be obtained from broker-dealers who are market makers in those investments. If quoted market prices are not available, estimates of fair value frequently can be obtained from third-party sources based on proprietary models or from the entity based on internally developed or acquired models.

Quoted market prices obtained from financial publications or from national exchanges and NASDAQ are generally considered to provide sufficient evidence of the fair value of investments. However, for certain investments, such as securities that do not trade regularly, the auditor should consider obtaining estimates of fair value from broker-dealers or other third-party sources. In some situations, the auditor may determine that it is necessary to obtain fair-value estimates from more than one pricing source. For example, this may be appropriate if a pricing source has a relationship with an entity that might impair its objectivity.

For fair-value estimates obtained from broker-dealers and other third-party sources, the auditor should consider the applicability of the guidance in section 336 [Using the Work of a Specialist] or section 324 [Service Organizations]. The guidance in section 336 may be applicable if the third-party source derives the fair value of a security by using modeling or similar techniques. If an entity uses a pricing service to obtain prices of listed securities in the entity's portfolio, the guidance in section 324 may be appropriate.

In the case of investments valued by the entity using a valuation model, the auditor does not function as an appraiser and is not expected to substitute his or her judgment for that of the entity's management. Rather, the auditor generally should assess the reasonableness and appropriateness of the model. The auditor also should determine whether the market variables and assumptions used are reasonable and appropriately supported. Estimates of expected future cash flows should be based on reasonable and supportable assumptions. Further, the auditor should determine whether the entity has made appropriate disclosures about the method(s) and significant assumptions used to estimate the fair values of such investments.

The evaluation of the appropriateness of valuation models and each of the variables and assumptions used in the models may require considerable judgment and knowledge of valuation techniques, market factors that affect value, and market conditions, particularly in relation to similar in-

> vestments that are traded. Accordingly, in some circumstances, the auditor may consider it necessary to involve a specialist in assessing the entity's fair-value estimates or related models.

495. Because the Funds' financial statements during all times relevant herein did not include the required disclosures about the method(s) and significant assumptions used to estimate the fair values of the Funds' investments subject to such valuations, the inference arises that PwC failed to obtain such information and that, therefore, PwC failed to obtain evidence corroborating the investment valuations that the Funds purported to be reflected at fair value, thus violating AU § 332.

496. In those instances where valuation models were used to arrive at the fair values of the Funds' assets, PwC violated AU Section 332 by failing to:

(a) Assess the reasonableness and appropriateness of valuation models or assessing the reasonableness and appropriateness of valuation models or, instead, making audit judgments that no reasonable auditor would have made if confronted with the same facts;

(b) Determine whether the market variables and assumptions used in valuation models were reasonable and appropriately supported or, instead, making a determination that the market variables and assumptions used in valuation models were reasonable and appropriately supported when no reasonable auditor would have made the same determination if confronted with the same facts;

(c) Assess the reasonableness and supportability of assumptions used in valuation models to estimate expected future cash flows of certain investments or, instead, assessing the reasonableness and supportability of assumptions used in valuation models to estimate expected future cash flows of certain investments and arriving at conclusions that no reasonable auditor would have arrived at if confronted with the same facts;

(d) Determine whether the Funds had made appropriate disclosures about the

methods and significant assumptions used to estimate the fair values of such investments or, instead, by making such determination and arriving at conclusions that no reasonable auditor would have arrived at if confronted with the same facts; or

(e) Engage the services of an independent specialist to assess the reasonableness of the values ascribed to the Funds' illiquid investments which were purported to be reflected at fair value, as was done in connection with the audit of the Funds' 2007 financial statements.

497. As a result of PwC's failures described in the preceding paragraph, PwC's audits were so deficient that they amounted to no audit at all.

498. PwC did not comply with GAAS in that it either (a) performed its audits in a manner that constituted an extreme departure from GAAS and from the standards of ordinary care; or (b) failed to perform audit procedures that were appropriate and necessary under the circumstances, such as investigating the Funds' questionable financial statement assertions as particularized herein, and made audit judgments that no reasonable auditor would have made if confronted with the same facts.

499. AU Section 561, "Subsequent Discovery of Facts Existing at the Date of the Auditor's Report," sets forth procedures to be followed by the auditor who, subsequent to the date of his report upon audited financial statements, becomes aware that facts may have existed at that date which might have affected his report had he then been aware of such facts. PwC had a responsibility under this GAAS to revisit at least its 2006 audit when put on notice that half of the Funds' portfolio consisted of fair valued securities whose valuations were highly uncertain, thus requiring disclosure, both in footnotes to the Funds' 2006 financial statements and a paragraph in PwC's audit report calling attention to such uncertainty, given the magnitude thereof and the effect on the Funds' respective NAVs, as was disclosed in the Funds' 2007 financial statements.

500. PwC failed to comply with AU Section 561, in that PwC failed to (i) advise the Funds to disclose that their 2006 financial statements were materially misstated and to (ii) advise the Funds:

> . . . to make appropriate disclosure of the newly discovered facts and their impact on the financial statements to persons who are known to be currently relying or who are likely to rely on the financial statements and the related auditor's report . . . If the client refuses to make the disclosures . . . the auditor should notify each member of the board of directors of such refusal and of the fact that, in the absence of disclosure by the client, the auditor should take the following steps to the extent applicable:
>
> a. Notification to the client that the auditor's report must no longer be associated with the financial statements.
>
> b. Notification to regulatory agencies having jurisdiction over the client that the auditor's report should no longer be relied upon.
>
> c. Notification to each person known to the auditor to be relying on the financial statements that his report should no longer be relied upon.

AU Section 561.

501. AU Section 311 provides that audit planning involves developing an overall strategy for the expected conduct and scope of the audit:

> The auditor should obtain a level of knowledge of the entity's business that will enable him to plan and perform his audit in accordance with generally accepted auditing standards. That level of knowledge should enable him to obtain an understanding of the events, transactions, and practices that, in his judgment, may have a significant effect on the financial statements . . .Knowledge of the entity's business helps the auditor in:
>
> (a) Identifying areas that may need special consideration;
>
> (b) Assessing conditions under which accounting data are produced, processed, reviewed, and accumulated within the organization;
>
> (c) Evaluating the reasonableness of estimates;
>
> (d) Evaluating the reasonableness of management representations.
>
> (e) Making judgments about the appropriateness of the accounting principles applied and the adequacy of disclosures.

502. PwC failed to:

(a) Identify areas that needed special consideration, such as the appropriate valuation of securities for which market quotations were not readily available and the appropriate determination of illiquid securities or identified such areas but audited them in a manner that was so deficient that it amounted to no audit at all, while making audit judgments that no reasonable auditor would have made if confronted with the same facts;

(b) Assess the conditions under which accounting data (such as the fair values of the Funds' illiquid investments) was produced, processed, reviewed, and accumulated within the organization or assessed such conditions and made audit judgments based upon said assessment that no reasonable auditor would have made if confronted with the same facts;

(c) Evaluate the reasonableness of estimates and management's representations (such as estimates of the fair value of the Funds' investments and managements' representations regarding these fair values) or evaluated them in a manner which was so deficient that it amounted to no evaluation at all.

(d) Judge the appropriateness of the accounting principles applied (such as the principle that disclosure of accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the financial statements) and the adequacy of disclosures in the Funds' financial statements (such as disclosure of the nature and the amount of the Funds' fair-valued, untested, novel, illiquid securities), or did so and arrived at judgments that no reasonable auditor would have arrived at if confronted with the same facts.

503. AU Section 230 mandates that this overall strategy is to comprehend the fact that: "Due professional care is to be exercised in the planning and performance of the audit

and the preparation of the report." Providing guidance on the concept of due professional care, AU Section 230 states:

> Due professional care requires the auditor to exercise professional skepticism. Professional skepticism is an attitude that includes a questioning mind and a critical assessment of audit evidence. The auditor uses the knowledge, skill, and ability called for by the profession of public accounting to diligently perform, in good faith and with integrity, the gathering and objective evaluation of evidence.
>
> Gathering and objectively evaluating audit evidence requires the auditor to consider the competency and sufficiency of the evidence. Since evidence is gathered and evaluated throughout the audit, professional skepticism should be exercised throughout the audit process.
>
> The auditor neither assumes that management is dishonest nor assumes unquestioned honesty. In exercising professional skepticism, the auditor should not be satisfied with less than persuasive evidence because of a belief that management is honest.

See also Securities Act Release No. 6349 (it is management's responsibility to identify factors peculiar to and necessary for an understanding and evaluation of an individual company).

504. PwC violated GAAS by failing to exercise due professional care in the overall conduct and scope of its audits, including the planning and performance of these audits and the preparation of its audit report on the Funds' 2006 financial statements as particularized below.

505. AU Section 336 provides:

> The auditor's education and experience enable him or her to be knowledgeable about business matters in general, but the auditor is not expected to have the expertise of a person trained for or qualified to engage in the practice of another profession or occupation. During the audit, however, an auditor may encounter complex or subjective matters potentially material to the financial statements. Such matters may require special skill or knowledge and in the auditor's judgment require using the work of a specialist to obtain competent evidential matter.
>
> Examples of the types of matters that the auditor may decide require him

> or her to consider using the work of a specialist include, but are not limited to...Valuation [of]...restricted securities....

506. In planning its audits, PwC failed to consider the facts and circumstances that indicated the existence of a substantially increased risk of material misstatement of the fair values assigned to the Funds' fair-valued investments – by failing to disclose the magnitude of such investments and the uncertain valuations thereof – and likewise failed to engage the services of a qualified and independent specialist to undertake a valuation of those investments for which market quotations were not readily available.

507. AU Section 333 provides that, while an auditor may rely on management's representations as part of the evidential basis for the audit client's financial statement assertions, the auditor may not rely exclusively on such representations:

> During an audit, management makes many representations to the auditor, both oral and written, in response to specific inquiries or through the financial statements. Such representations from management are part of the evidential matter the independent auditor obtains, but they are not a substitute for the application of those auditing procedures necessary to afford a reasonable basis for an opinion regarding the financial statements under audit.

508. PwC was required, but failed, to perform the above described audit procedures to corroborate management's representation that the Funds' investments in securities for which market quotations were not readily available were valued at their fair value and, accordingly, failed to comply with AU Section 333.

509. If PwC had performed the necessary corroborative procedures it would have learned that the Funds' investments in securities for which market quotations were not readily available were not valued at their fair value as represented, and would have called all other management representations into question, including, e.g., regarding Morgan Management's determinations of the liquidity of the Funds' securities. As stated in AU Section 333:

> If a representation made by management is contradicted by other audit

> evidence, the auditor should investigate the circumstances and consider the reliability of the representation made. Based on the circumstances, the auditor should consider whether his or her reliance on management's representations relating to other aspects of the financial statements is appropriate and justified.

510. Given the materiality (*see* SEC Staff Accounting Bulletin No. 99) of the Funds' investments in securities for which market quotations were not readily available, and the pervasive impact of these investments on the Funds' financial statements, PwC should have significantly expanded the scope of its audit and the nature of its procedures in observance of GAAS (AU Section 312), which states that: "Higher risk may cause the auditor to expand the extent of procedures applied, apply procedures closer to or as of year end, particularly in critical audit areas, or modify the nature of procedures to obtain more persuasive evidence." PwC failed to do so, violating GAAS.

511. AU Section 325 requires an auditor to report certain critical matters to a company's Audit Committee. These critical matters are referred to as "reportable conditions" and are defined as issues relating to significant deficiencies in the design or operation of the internal control that could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

512. AU Section 325 describes the following matters as reportable conditions:

(a) Inadequate overall internal control design;

(b) Absence of appropriate reviews and approvals of transactions, accounting entries, or systems output;

(c) Inadequate procedures for appropriately assessing and applying accounting principles;

(d) Inadequate provisions for the safeguarding of assets;

(e) Absence of other controls considered appropriate for the type and level of transaction activity;

(f) Evidence of failure of identified controls in preventing or detecting misstatements of accounting information;

(g) Evidence that a system fails to provide complete and accurate output consistent with the entity's control objectives and current needs because of design flaws of the misapplication of controls;

(h) Evidence of intentional override of internal control by those in authority to the detriment of the overall objectives of the system;

(i) Evidence of failure to perform tasks that are part of internal control, such as reconciliations not prepared or not timely prepared;

(j) Evidence of willful wrongdoing by employees or management;

(k) Evidence of manipulation, falsification, or alteration of accounting records or supporting documents;

(l) Evidence of intentional misapplication of accounting principles;

(m) Evidence of misrepresentation by client personnel to the auditor;

(n) Absence of a sufficient level of control consciousness within the organization; and

(o) Evidence of undue bias or lack of objectivity by those responsible for accounting decisions.

513. One or more of the above reportable conditions existed during all times relevant herein. For example, during all times relevant herein, the Funds identified a number of portfolio securities that were restricted. *See* paragraph 132 above. Notwithstanding that these securities possessed the characteristics of illiquid securities and that restricted securities are presumptively illiquid securities, Morgan Management and/or Morgan Keegan determined these securities to be liquid, thus overriding controls in place to protect the Funds' assets from the kinds of risks that materialized in 2007 and resulting in purchasing more illiquid securities when the portfolios already had more than 15% of their net assets in illiquid

securities, violating that restriction, all of which contributed to the catastrophic losses suffered by the Funds' shareholders in 2007. PwC did not report to the Funds' board of directors these reportable conditions, thereby violating AU Section 332 and GAAS.

514. Additional examples are found in the facts underlying the numerous disclosure deficiencies identified above, which include facts that at best suggest an incompetent management and board of directors for failing to recognize the nature of the Funds' investments or understand the risks assumed by the Funds or a grossly reckless management and board of directors and for failing to ensure the Funds were managed in accordance with the representations made to investors:

(a) The fact that the Intermediate Fund represented it did not invest in derivatives, when it in fact did so;

(b) The heavy concentration in all manner of exotic securities directly tied to the real estate industry;

(c) The High Income Fund's and Intermediate Fund's heavy investments in the lowest ranking, and therefore riskiest, tranches of risky asset- and mortgage-backed securities.

515. AU Section 329 "requires the use of analytical procedures in the planning and overall review stages of all audits." Analytical procedures involve comparisons of recorded amounts, or ratios developed from recorded amounts, to expectations developed by the auditor and include comparisons of the audited fund with its peers, including, e.g., the relative performance of the audited fund versus that of its peers and the reasons for any significant difference in such performance.

516. AU Section 316 states that the following are examples of risk factors relating to misstatements arising from fraudulent financial reporting:

(a) A significant portion of management's compensation represented by bonuses,

(b) Stock options, or other incentives, the value of which is contingent upon the

entity achieving unduly aggressive targets for operating results, financial position, or cash flow (Morgan Management's compensation for advisory services was based upon the Funds' net asset values);

(c) An excessive interest by management in maintaining or increasing the entity's stock price or earnings trend through the use of unusually aggressive accounting practices (Morgan Management's treatment of restricted asset- and mortgage-backed securities as liquid was "unusually aggressive," especially given the magnitude of such securities and the history of such securities suddenly becoming unsalable at their estimated values, a history of which PwC was knowledgeable because it was disclosed in prospectuses on offerings with which PwC was associated);

(d) Domination of management by a single person or small group without compensating controls such as effective oversight by the board of directors or audit committee (during all times relevant herein the Funds were managed by two portfolio managers, and, given what happened, either such management was not subject to effective oversight or the oversight was ignored);

(e) Inadequate monitoring of significant controls;

(f) Management failing to correct known reportable conditions on a timely basis (the purchases of illiquid securities in violation of the restriction against such purchases if they cause the Funds' illiquid securities to exceed 15% of net assets); or

(g) Management displaying a significant disregard for regulatory authorities (the failure to adhere to the SEC's guidance regarding limiting illiquid securities, guidance concerning investing in novel untested fixed income securities, and the need for mutual funds to comply with investment objectives and restrictions).

517. PwC failed to plan and execute its audits of the Funds' financial statements during all times relevant herein with a view to the existence of these risk factors. Thus, PwC failed "to modify procedures" and to exhibit an "increased sensitivity in the selection of the nature and extent of documentation to be examined in support of material transactions," and an "increased recognition of the need to corroborate management explanations or representations concerning material matters," as required by AU Section 316.

518. Based on the foregoing, PwC, contrary to its representations in its report on the Funds' 2006 financial statements, did not conduct its audits of the Funds' financial statements in accordance with generally accepted auditing standards and the Funds' financial statements were not presented in conformity with generally accepted accounting principles.

519. According to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles in the Auditor's Report":

> The auditor's opinion that financial statements present fairly an entity's financial position, results of operations, and cash flows in conformity with generally accepted accounting principles should be based on his judgment as to whether (a) the accounting principles selected and applied have general acceptance; (b) the accounting principles are appropriate in the circumstances; (c) the financial statements, including the related notes, are informative of matters that may affect their use, understanding, and interpretation...; (d) the information presented in the financial statements is classified and summarized in a reasonable manner, that is neither too detailed nor too condensed...; and (e) the financial statements reflect the underlying events and transactions in a manner that presents the financial position, results of operations, and cash flows stated within a range of acceptable limits, that is, limits that are reasonable and practicable to attain in financial statements.

520. As particularized above, the financial statements which were disseminated to the investing public during all times relevant herein were not presented "fairly...in conformity with generally accepted accounting principles" because:

(a) The accounting principles selected and applied in the preparation of the Funds' financial statements, particularly with respect to the failures to disclose

the magnitude of fair-valued securities in the Funds' portfolios, the uncertainty inherent in the estimated valuations of those securities and the effect thereof on the Funds' respective NAVs, the methods and assumptions used to estimate the values of the Funds' thinly traded securities, the liquidity risk posed by portfolios so heavily invested in fair-valued illiquid securities, and the Funds' violations of their investment restrictions relating to the limit on illiquid securities and investments in a single industry, did not have general acceptance.

(b) The accounting principles that pervasively impacted the Funds' financial statements, particularly those relating to the determination of the fair value of investments in securities for which market quotations were not readily available, were not appropriate in the circumstances.

(c) The Funds' financial statements, including the related notes that failed to disclose critical information regarding the Funds' illiquid investments, were not informative of matters that affected their use, understanding, and interpretation.

(d) The Funds' financial statements did not reflect the underlying events and related circumstances in a manner that presented the financial position and the results of operations within a range of acceptable limits that were reasonable and practicable to attain in financial statements.

(e) The Funds' financial statements did not include a statement of cash flows, which was required by GAAP in view of the magnitude of securities in the Funds' portfolios whose valuations were estimated.

521. Statements of Cash Flows were included in the Funds' financial statements for their fiscal year ended April 30, 2008. In their semi-annual report and financial statements for the six-month period ended October 31, 2008, the Funds provided the following explanation of the significance of a statement of cash flows: "*Cash Flow Information:* Each Fund

invests in securities and distributes dividends and distributions which are paid in cash or are reinvested at the discretion of stockholders. These activities are reported in the Statement of Changes in Net Assets. Additional information on cash receipts and cash payments is presented in the Statement of Cash Flows. Cash, as used in the Statement of Cash Flows, is the amount reported as 'Cash' in the Statement of Assets and Liabilities, and does not include short-term investments."

522. In the introductory portion of Accounting Series Release No. 173, the SEC made the following comments pertaining to economic substance:

> Another problem...is the need for emphasizing the importance of substance over form in determining accounting principles to be applied to particular transactions and situations. In addition to considering substance over form in particular transactions, it is important that the overall impression created by the financial statements be consistent with the business realities of the company's financial position and operations.
>
> We believe that the auditor must stand back from his resolution of particular accounting issues and assess the aggregate impact of the particular issues upon a reasonable investor's perception of the economic substance of the enterprise for which the financial statements are being presented.

523. Based on the above, a reasonable investor was unable to perceive the true economic substance of the Funds whose financial statements were being presented.

524. In opining on the fairness of the Funds' financial statements during all times relevant herein, PwC expressly represented that its audit included "assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation." For the reasons alleged herein, this statement is false.

525. Based on the foregoing, PwC's audit of the Funds' financial statements for their fiscal year ended June 30, 2006 was not conducted in accordance with one or more of the following generally accepted auditing standards:

(a) General Standard No. 2, in that the audits were not performed by a person or persons having adequate technical training and proficiency as an auditor, be-

cause, given the complex nature of the valuations required of the restricted novel securities held by the Funds, it was incumbent upon PwC to ensure the individuals who performed the audit had the requisite proficiency in areas that would affect the presentation of those securities "fair value" under GAAP;

(b) General Standard No. 2, in that an independence of mental attitude was not maintained by PwC during said audits;

(c) General Standard No. 3, in that due professional care was not exercised in the performance of the audits and the preparation of PwC's reports on the Funds' financial statements;

(d) Standard of Field Work No. 1, in that the work was not adequately planned and assistants and work were not properly supervised or reviewed;

(e) Standard of Field Work No. 2, in that PwC failed to obtain a sufficient understanding of the Funds' internal control structure to plan the audits and to determine the nature, timing, and extent of tests to be performed;

(f) Standard of Field Work No. 3, in that sufficient, competent evidential matter was not obtained through inspection, observation, inquiries, and confirmations to afford a reasonable basis for an opinion regarding the Funds' financial statements under audit;

(g) Standard of Reporting No. 1, in that PwC's reports on the Funds' financial statements for each of said years stated falsely that the Funds' financial statements were presented in accordance with generally accepted accounting principles;

(h) Standard of Reporting No. 3, in that PwC's reports on the Funds' financial statements failed to provide information required by generally accepted accounting principles but not disclosed in the Funds' financial statements or the footnotes thereto, as set forth above;

(i) Standard of Reporting No. 4, in that PwC's reports improperly contained unqualified opinions on the Funds' financial statements because PwC had failed to conduct its audits of the Funds' financial statements in accordance with generally accepted auditing standards and, therefore, PwC had insufficient basis for expressing such unqualified opinions;

(j) PwC failed to apply appropriate audit procedures to the valuations of the Funds' high-yield bonds and structured financial instruments for which multiple market quotations were not readily available;

(k) PwC failed to modify its audit reports in light of the Funds' use of an improper valuation method for a significant portion of their investment portfolios;

(l) PwC's audit reports failed to address the inadequacy of the valuation disclosures in the Funds' financial statements and the footnotes thereto;

(m) PwC failed to modify its audit reports or call attention to the uncertainty of the Funds' respective net asset values caused by the uncertainty of the valuations of the Funds' excessive investments in illiquid high-yield bonds and structured financial instruments for which market quotations were not readily available or that were fair valued;

(n) PwC failed to obtain reasonable assurance (i.e., high level of assurance) as to the fair values of up to half or more of the Funds' investments; and

(o) PwC failed to obtain reasonable assurance (i.e., high level of assurance) as to the Funds' compliance with their investment restrictions.

526. AU Section 508 required PwC to express a qualified opinion on the Funds' financial statements, in view of the scope limitation attributable to the uncertain valuation of the Funds' assets at June 30, 2006, failure to make required GAAP disclosures regarding such uncertainty, and the Funds' violations of their investment restrictions relating to excessive illiquid securities and investments in a single industry, and, in so doing, to disclose to

the Funds' shareholders and prospective shareholders the nature and extent of the Funds' non-GAAP accounting and to provide those disclosures that the Funds' financial statements failed to provide, and for other reasons described above.

527. PwC violated GAAS when it failed to express a qualified opinion on the Funds' financial statements, or to include an explanatory paragraph calling attention to the extent to which the valuations of the Funds' assets were subject to substantial uncertainty, during all times relevant herein and in failing to provide those material disclosures that the Funds' financial statements failed to provide.

528. Pursuant to PwC's consent, PwC's reports on the Funds' financial statements during all times relevant herein and the Funds' financial statements, including (a) Schedules of Investments as of June 30, 2006 and as of each quarter-end during said fiscal years; (b) Statements of Assets and Liabilities as of June 30, 2006; (c) Statements of Operations for the Years Ended December June 30, 2006; (d) Statements of Changes in Net Assets for the Years Ended June 30, 2006; (e) Financial Highlights; and (f) Notes to Financial Statements were incorporated by reference into the Funds' registration statement effective on and after August 21, 2006 and the prospectus used to redeem the Funds' shares after August 21, 2006.

529. According to AU Section 711, because a registration statement under the Securities Act of 1933 speaks as of its effective date, the independent accountant whose report is included in such a registration statement has a statutory responsibility that is determined in the light of the circumstances on that date. AU Section 711 states: "To sustain the burden of proof that he has made a 'reasonable investigation', as required under the Securities Act of 1933, an auditor should extend his procedures with respect to subsequent events from the date of his audit report up to the effective date or as close thereto as is reasonable and practicable in the circumstances." AU Section 711 states that the following procedures, *inter alia*, should generally be performed by the auditor:

(a) Read the latest available interim financial statements; compare them with the

financial statements being reported upon; and make any other comparisons considered appropriate in the circumstances. In order to make these procedures as meaningful as possible for the purpose expressed above, the auditor should inquire of officers and other executives having responsibility for financial and accounting matters as to whether the interim statements have been prepared on the same basis as that used for the statements under audit.

(b) Read the available minutes of meetings of stockholders, directors, and appropriate committees; as to meetings for which minutes are not available, inquire about matters dealt with at such meetings.

(c) Obtain a letter of representations from appropriate officials, generally the chief executive officer, chief financial officer, or others with equivalent positions in the entity, as to whether any events occurred subsequent to the date of the financial statements being reported on by the independent auditor that in the officer's opinion would require adjustment or disclosure in these statements.

(d) Make such additional inquiries or perform such procedures as he considers necessary and appropriate to dispose of questions that arise in carrying out the foregoing procedures, inquiries, and discussions.

(e) Read the entire prospectus and other pertinent portions of the registration statement.

(f) Inquire of and obtain written representations from officers and other executives responsible for financial and accounting matters about whether any events have occurred, other than those reflected or disclosed in the registration statement, that, in the officers' or other executives' opinion, have a material effect on the audited financial statements included therein or that should be disclosed in order to keep those statements from being misleading.

530. Of all the professionals involved in the offer and sale of the Funds' shares to

the investing public, the auditor is the only one whose involvement is legally required by the federal securities laws. With this legally conferred franchise, however, comes the heavy responsibility of acting as the Plaintiffs' and putative class members' guardian by ensuring that the Funds' financial statements accurately and meaningfully depict its financial situation.

V. DIRECTORS' DUTIES; RMK ORGANIZATION AND RELATIONSHIPS; STATUTORY POLICY

A. DUTIES OF THE DEFENDANT DIRECTORS

531. By reason of their positions as directors of the Company/Funds, the Defendant directors owed the Company/Funds and its/their shareholders the fiduciary obligations of good faith, trust, loyalty, and due care, and were required to use their utmost ability to manage the Company/Funds in a fair, honest, and equitable manner and to protect and preserve the Funds' assets.

532. The Defendant directors were required to act solely in furtherance of the best interests of the Company/Funds and its/their shareholders so as to benefit all shareholders equally and not in furtherance of their personal interest or benefit or in furtherance of the interest or benefit of the non-director Defendants herein.

533. The Defendant directors were able to and did exercise control over the wrongful acts complained of herein.

534. To discharge their duties, the Defendant directors were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the Company/Funds and the management thereof by Morgan Management and Morgan Keegan and the Funds' officers, to wit:

(a) Exercise good faith and due care in ensuring that the assets of the Company/Funds were managed and administered by the Funds' officers, Morgan Management and Morgan Keegan in a manner that complied in all respects

with the Funds' respective investment objectives, policies, restrictions, and representations to the Funds' shareholders and with all applicable federal and state laws, rules, regulations and requirements;

(b) Exercise good faith and due care in ensuring that the Funds were not managed in a manner that exposed them to risks wholly beyond what was contemplated by their respective investment objectives, policies, restrictions, and representations to the Funds' shareholders;

(c) Exercise good faith and due care in supervising the preparation, filing and/or dissemination of financial statements, press releases, audits, reports or other information required by law, and in examining and evaluating any reports or examinations, audits, or other financial information concerning the financial condition of the Company/Funds; and

(d) Exercise good faith and due care in ensuring that the Company's financial statements were prepared in accordance with generally accepted accounting principles ("GAAP").

535. The Defendant directors, and particularly the Defendant directors who were members of the Audit Committee, were responsible for maintaining and establishing adequate internal accounting for the Company/Funds and to ensure that the Funds' financial statements were based on accurate financial information. According to GAAP, to accomplish the objectives of accurately recording, processing, summarizing, and reporting financial data, a corporation must establish an internal accounting control structure. Among other things, the Individual Defendants were required to:

(a) Make and keep books, records, and accounts, which accurately and fairly reflect the transactions and dispositions of the assets of the issuer; and

(b) Devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that –

(1) transactions are executed in accordance with management's authorization;

(2) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP.

536. The Defendant directors, and particularly the Defendant directors who were members of the Audit Committee, were responsible for maintaining and establishing adequate risk management for the Company/Funds to ensure that the risks being assumed by the Funds as a result of how their assets were managed by Morgan Management and the Funds' officers were consistent with the Funds' respective stated investment objectives, policies, restrictions and representations made to the Funds' investors.

B. THE INTERTWINED ORGANIZATIONAL AND CONTRACTUAL RELATIONSHIP BETWEEN MORGAN KEEGAN, MORGAN MANAGEMENT AND REGIONS FINANCIAL

537. Morgan Keegan was the underwriter/distributor of the Funds' shares pursuant to an Underwriting Agreement between the Funds and Morgan Keegan dated March 30, 2001 ("Underwriting Agreement"). The Funds' shares were continuously offered for sale and were subject to the Funds' continuing offers to redeem.

538. The Underwriting Agreement obligated Morgan Keegan to provide certain services and to bear certain expenses in connection with the sale, redemption and offers of redemption of the Funds' shares, including, but not limited to:

(a) Distribution of prospectuses and reports to current and prospective shareholders;

(b) Preparation and distribution of sales/redemption literature and advertising;

(c) Administrative and overhead cost of distribution and redemptions such as the allocable costs of executive office time expended on developing, managing and operating the distribution/redemption program;

(d) Operating expenses of branch offices, sales training expenses, and communi-

cation expenses.

539. Morgan Keegan also compensated investment brokers of Morgan Keegan and other persons who engaged in or supported distribution and redemption of shares and shareholder service based on the sales for which they were responsible and the average daily net asset value of Fund shares in accounts of their clients.

540. Morgan Keegan also paid special additional compensation and promotional incentives from time to time, to investment brokers for sales of fund shares.

541. Pursuant to the Underwriting Agreement, Morgan Keegan received as compensation for its services a 3.0% sales charge on most purchases of the Funds' shares.

542. The Underwriting Agreement provides, *inter alia*:

> 1. . . . The Fund authorizes the Distributor, as exclusive agent for the Fund, subject to applicable federal and state law and the Articles of Incorporation and By-laws of the Fund: (a) to promote the Fund; (b) to solicit orders for the purchase of the Shares of subject to such terms and conditions as the Fund may specify; and (c) to accept orders for the purchase of the Shares on behalf of the applicable Portfolio. The Distributor shall comply with all applicable federal and state laws . . . .

543. Pursuant to a Fund Accounting Service Agreement, Morgan Keegan provided accounting services to each Fund, which included, *inter alia*, portfolio accounting and valuation and financial reporting, and compliance control.

544. The Fund Accounting Service Agreement and between the Company and Morgan Keegan, dated August 21, 2000, provided, *inter alia*:

> WHEREAS, Morgan Keegan is a brokerage firm, and is capable of providing, among other things, record keeping and fund accounting services in accordance with the 1940 Act, and the Securities Exchange Act of 1934 (the "1934 Act"), and the current prospectus of the Fund as filed with the Securities and Exchange Commission under the Securities Act of 1933 (the "1933 Act");
>
> . . .
>
> 1. SERVICES. Morgan Keegan agrees to provide all mutual fund accounting services to the Fund on behalf of each Portfolio required to conduct the

business of the Fund or otherwise required under the 1940 Act, except such services as are normally performed by the investment adviser, the Fund's independent accountant, and the officers of the Fund. Such services shall include, without limitation, the following:

A. PORTFOLIO ACCOUNTING SERVICES:

. . .

(3) For each security identified by the Fund on behalf of each Portfolio for pricing, obtain a price for each valuation date from a pricing source approved by the Fund's Board of Directors. Apply the price to the security's portfolio position to determine its market value as of valuation day. In the event that a price for a given security identified for pricing is not available from the normal pricing sources for a given valuation date, obtain a price from alternative source or sources identified by the Fund's investment adviser.

(4) For each security not identified for pricing, determine its market value as of each valuation date using a method identified by the Fund from among the following:

(a) Market value equals book value;

(b) Market value equals face value;

(c) Market value equals book value less any amortization balance or plus any accretion balance (amortized cost method);

(d) Another method approved by the Fund's Board of Directors or its Valuation Committee.

. . .

(9) Provide the portfolio-based reports requested in writing by the Fund or the Fund's investment adviser in a format as agreed to from time to time. Issue requested reports to the recipient and with the frequency identified in the request.

C. FUND VALUATION AND FINANCIAL REPORTING SERVICES:

(1) Account for share purchases, sales, exchanges, transfers, dividend reinvestment, and other share activity as reported on a timely basis by the Fund's transfer agent.

. . .

(3) . . . as of each valuation date produce the set of financial statements in the format agreed to from time to time. Issue the statements to the recipients identified in writing by the Fund on behalf of each Portfolio and with the specified frequency.

(4) For each day the Fund is open as defined in the Fund's prospectus, determine net asset value according to the accounting policies and procedures set forth in the Fund's prospectus.

(5) Calculate per share net asset value, per share net earnings, and other per share amounts reflective of Fund and Portfolio operation at such time as required by the nature and characteristics of the Fund and each Portfolio. . . ..

(6) Communicate per share price for each valuation date to newspapers, the Fund's transfer agent, the Fund's investment adviser, and other parties as specified by the Fund's Administrator.

(7) Prepare a monthly proof package of reports in the format agreed to from time to time which documents the adequacy of accounting detail to support month-end ledger balances and reports. Distribute this package to the recipients identified in writing by the Fund behalf of each Portfolio.

. . .

E. COMPLIANCE CONTROL SERVICES:

(1) Make the Fund's accounting records and the requested portfolio-based reporting identified above available to the investment adviser upon request in a timely fashion so as to support their compliance-monitoring review. Provide the compliance reporting in the format requested by the Fund. Issue the requested reports to the recipients and with the frequency identified in this request.

(2) Make the Fund's accounting records and the requested portfolio-based and compliance reporting identified above available upon request in a timely fashion, to the Fund's financial accountant, so as to support the Fund's compliance with all applicable regulatory filings including N-1A filings, N-SAR filing and any applicable IRS filings, and preparation of the Fund's financial statements.

(3) Make the Fund's accounting records identified above available upon request to Securities and Exchange Commission representatives, to the Fund's auditors and to designated Fund agents for

their review as to the propriety of the Fund's accounting records and the Fund's operations.

(4) Maintain at Morgan Keegan's expense, and preserve at the Fund's expense in accordance with the 1940 Act and the rules thereunder, all such accounting records, which shall at all times be the property of the Fund.

. . .

3. RESPONSIBILITY OF MORGAN KEEGAN & COMPANY, INC. Morgan Keegan shall be held to the exercise of reasonable care in carrying out the provisions of this Agreement, but shall be indemnified by and shall be without liability to the Fund for any action taken or omitted by it in good faith without negligence or willful misconduct. Morgan Keegan shall be entitled to rely on and may act upon the reasonable advice of the Fund's auditors or of counsel (who may be counsel of the Fund) on all matters, and shall not be liable for any action reasonably taken or omitted pursuant to such advice.

. . .

545. Based on the facts alleged herein, Morgan Keegan, which conducted and had complete control over the distribution and redemption of the Funds' shares, the accounting and asset valuation functions of the Company/Funds, and the Funds' compliance with their respective investment objectives, policies and restrictions and applicable laws, rules and regulations at all times relevant herein, breached and/or otherwise violated:

(a) The Underwriting Agreement by failing to (i) comply with applicable federal and state laws in connection with its distribution and redemption of the Funds' shares, (ii) ensure that the Funds' registration statement and prospectuses did not contain fraudulent or misleading financial or other information or omit material facts, (iii) exercise, in connection with the distribution and redemption of the Company/Funds' shares, the requisite due diligence to ferret out all material facts relating to the Funds so that they may be disclosed, including all material facts bearing on the Funds' financial condition and the Funds' investment practices and risks, (iv) ensure that the Funds' June 30, 2006 annual

financial statements and report and December 31, 2006 semi-annual financial statements and report were not false and misleading, and (v) that all sales/redemption materials accurately described the risks of the Funds and did not contain promises, representations, or other matters that should not have been made because they inaccurately portrayed the risk profile of the Funds or the manner in which they were being managed;

(b) The Fund Accounting Service Agreement by failing to (i) ensure that the Funds' financial statements accurately, completely and fully complied with GAAP, (ii) ensure that the Funds' June 30, 2006 annual financial statements and report and December 31, 2006 semi-annual financial statements and report were not false and misleading, (iii) properly value the Funds' investments and disclose the uncertainty inherent in such valuations, the magnitude of the Funds' investments subject to such uncertain valuations, the effect thereof on the Funds' respective NAVs, and the magnitude of the Funds' illiquid securities; (iv) ensure that the Funds complied with their respective investment objectives, policies and restrictions; and (v) ensure that internal control was adequate to detect and avoid risks that were incompatible with the Funds' investment objectives, policies and restrictions and representations regarding how the Funds were being, and would be, managed.

546. Because of Morgan Keegan's expertise in matters of administering mutual funds and distributing securities to public investors, the Company/Funds properly relied on Morgan Keegan to inform them of any financial or other matters or risks that would adversely affect the Funds and that required disclosure in the Funds' registration statement, prospectus, SAI, or annual and semi-annual reports or advertising, or of promises, representations, or other matters contained in advertising or other disclosure documents that should not be made because they inaccurately portrayed the risk profile of the Funds or the manner

in which they were being managed.

547. In carrying out its due diligence responsibilities in connection with underwriting the Funds' securities, Morgan Keegan was uniquely positioned to know the facts alleged herein to have been omitted or misrepresented because Morgan Keegan was also responsible for valuing the Funds' securities and overseeing the Funds' compliance with their respective investment objectives, policies and restrictions.

548. Regions treated the revenue generated by Morgan Management as generated by Morgan Keegan. In its 2008 Form 10-K annual report, Regions said: "Primary drivers of 2007 earnings, other than a full-year impact of the AmSouth merger, were Regions' solid fee income, record performance at Morgan Keegan. . . ." Thus, while shareholders in the Funds managed by Morgan Management and Morgan Keegan suffered catastrophic losses, Regions bragged about Morgan Keegan's "record performance."

549. According to Regions, Morgan Keegan managed the Funds and provided Regions Bank's trust services. In its Form 10-K annual reports for its fiscal years ended December 31, 2006, 2007 and 2008 (emphasis supplied), Regions described Morgan Keegan's trust and investment advisory functions:

> Regions provides brokerage, investment banking and *trust services* in over 300 offices of Morgan Keegan & Company, Inc. . . .
>
> Morgan Keegan & Company, Inc. ("Morgan Keegan"), a subsidiary of Regions Financial Corporation, is a full-service regional brokerage and investment banking firm. Morgan Keegan offers products and services including securities brokerage, asset management, financial planning, *mutual funds*, securities underwriting, sales and trading, and investment banking. Morgan Keegan also *manages the delivery of trust services, which are provided pursuant to the trust powers of Regions Bank.*
>
> *Regulation of Morgan Keegan.* As a *registered investment adviser* and broker-dealer, Morgan Keegan is subject to regulation and examination by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE") and other self-regulatory organizations ("SROs"), which may affect its manner of operation and profitability . . . . Rules and regulations for

registered investment advisers include limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, and anti-fraud standards.

Morgan Keegan is registered as an *investment adviser* in the following states: Alabama, Arkansas, California, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and the District of Columbia.

Morgan Keegan's pre-tax income was negatively affected during 2007 by $42.8 million in losses on investments in *two open-ended mutual funds managed by Morgan Keegan*, a subsidiary of Regions. The Company, through Morgan Keegan, purchased fund shares in order to provide liquidity to the funds. The carrying value of these investments, which is equal to their estimated market value, was approximately $64.6 million as of December 31, 2007.

Also included in other assets during the year were investments of approximately $55.0 million in the Regions Morgan Keegan ("RMK") Select High Income Fund and approximately $75.0 million in the RMK Select Intermediate Bond Fund, purchased by Morgan Keegan to provide liquidity support to these funds. Both of these funds are *proprietary open-end mutual funds managed by Morgan Keegan*. A portion of the Regions Morgan Keegan Select High Income Fund investments were [sic] sold during 2007. During 2007, Regions recognized total losses of approximately $42.8 million on these investments in accordance with the equity method of accounting, the majority of which is included in other non-interest expense. These investments are recorded at market value in other assets in the consolidated balance sheet and totaled approximately $64.6 million at December 31, 2007.

During 2007, Regions invested approximately $130 million in *two open-end mutual funds managed by Morgan Keegan*. Regions accounts for these investments using the equity method. At December 31, 2007, total assets of these funds were approximately $331 million, while Regions' investment in the funds was approximately $65 million and is included in other assets.

> During 2007, Regions recognized losses associated with these investments of approximately $43 million, the majority of which is included in other non-interest expense.
>
> Morgan Keegan's pre-tax income was negatively affected during 2008 by $49.4 million in losses on investments in *two open-end mutual funds managed by Morgan Keegan*. These losses totaled $42.8 million in 2007.
>
> Included in professional fees during 2008 and 2007 were $7.4 million and $34.6 million, respectively, of merger-related charges. The 2008 increase is primarily due to higher *legal expenses incurred at Morgan Keegan*.
>
> On June 4, 2007, the Illinois Secretary of State, Securities Department ("ISD") issued a Notice of Hearing alleging that Morgan Keegan failed to properly disclose limitations on transferability of shares of *certain mutual funds advised by an affiliate of Morgan Keegan*.

550. Nowhere in its 2006 or 2007 Form 10-K annual reports does Regions mention "Morgan Asset Management," except in a list of subsidiaries at the end of the report. Nowhere in its 2008 Form 10-K does Regions mention "Morgan Asset Management"; Morgan Asset Management is not identified as the manager of the Regions' mutual funds but is referenced as "an affiliate" of Morgan Keegan, and legal fees attributable to the mutual fund litigation are described as being incurred solely by Morgan Keegan.

551. Regions 2007 Form 10-K annual report provides additional detail regarding its relationship with Morgan Keegan. Regions Bank provided its trust services through Morgan Keegan: "Regions provides investment banking, brokerage and *trust services* in over 400 offices of Morgan Keegan & Company, Inc. ("Morgan Keegan"), a subsidiary of Regions and one of the largest investment firms based in the South. Morgan Keegan contributed $165.9 million to consolidated net income in 2007. Its lines of business include private client retail brokerage services, fixed-income capital markets, equity capital markets, *trust and asset management*." "Regions' *primary source of* brokerage, investment banking and *trust revenue* is its subsidiary, *Morgan Keegan*. Morgan Keegan's revenues are predominantly recorded in the brokerage and investment banking and *trust department* income lines of the consolidated statements of income, while a smaller portion is reported in other non-interest

income." "In addition to General Banking/Treasury, Regions has designated as distinct reportable segments the activity of its Investment Banking/Brokerage/*Trust* and Insurance divisions. Investment Banking/Brokerage/*Trust* includes *trust activities* and all brokerage and investment activities *associated with Morgan Keegan*." (Emphasis supplied.).

552. Regions Financial's strategy of cross branding and cross marketing its banking and Morgan Keegan's brokerage, mutual fund and asset management services was very successful as Morgan Keegan flourished during 2007, in part from Morgan Keegan's "healthy fixed-income capital markets activity," even though the Funds it managed suffered catastrophic losses in the not-so-healthy fixed income capital markets. As Regions reported in its 2007 Form 10-K: "Results for 2007 were strong across the board and included strong private client revenues, healthy fixed-income capital markets activity, solid equity capital markets revenues from good investment banking transaction flow, and *higher trust and asset management fees*." (Emphasis supplied.).

553. The Regions/Morgan Keegan cross-branding has been recognized by financial analysts. A recent newspaper report noted that "Regions has been very consistent about Morgan Keegan being a part of their core business," a financial analyst is quoted as saying. The report goes on to say "Regions has integrated Morgan Keegan into its banking units, 'making sure they cross-sell and expanding relationships across both entities,'" again quoting the analyst.

554. In its 2007 Form 10-K, Regions did not separately identify its 2007 operating results from its mutual fund management business, instead apparently including that activity with Morgan Keegan's "asset management division": "Revenues from the private client division, which was the top revenue producing line of business, totaled $393.5 million, or 30 percent of Morgan Keegan's total revenue in 2007 compared to $305.1 million, or 30 percent in 2006. The private client line of business benefited from equity markets volatility, as well as the *increased number of financial advisors and branch outlets* in 2007 related to

opening Morgan Keegan offices in former AmSouth branches throughout the footprint. *Fixed-income capital markets revenue* totaled $244.4 million and $187.4 million in 2007 and 2006, respectively, benefiting from higher trading volumes. Equity capital markets revenue totaled $103.3 million in 2007, essentially unchanged from the 2006 level. The *asset management division* produced $188.9 million of revenue in 2007 and $149.5 million in 2006." (Emphasis supplied.).

555. According to the Regions 2007 Form 10-K, "Asset Management," which—based on the absence of any reference to "Morgan Asset Management" or separate segment for mutual funds—appears to include Morgan Management's management of the Funds and the other Regions Morgan Keegan Select open-end funds and the RMK closed-end funds, is treated as a "division" of Morgan Keegan, and RMK Trust revenues are included in Morgan Keegan's operating results:

Table 7—Morgan Keegan Revenue by Division

	Year Ended December 31					
	Private Client	Fixed-Income Capital	Equity Capital Markets	Regions MK Trust	Asset Management	Interest and Other
	(Dollars in thousands)					
2007						
Gross revenue	$ 393,511	$ 244,407	$ 103,289	$ 225,853	$ 188,905	$ 144,227
Percent of gross revenue	30.3%	18.8%	7.9%	17.4%	14.5%	11.1%
2006						
Gross revenue	$ 305,098	$ 187,425	$ 103,282	$ 131,218	$ 149,511	$ 152,137
Percent of gross revenue	29.7%	18.2%	10.0%	12.8%	14.5%	14.8%
2005						
Gross revenue	$ 248,397	$ 160,062	$ 86,478	$ 103,225	$ 125,410	$ 86,681
Percent of gross revenue	30.7%	19.8%	10.7%	12.7%	15.5%	10.6%

556. In its 2007 Form 10-K, Regions and Morgan Keegan, the manager of the Funds, disclosed that Morgan Keegan employed sophisticated modeling to assist it in managing its interest and market risk exposures: "To manage trading risks arising from interest rate and equity price risks, Regions uses a Value at Risk ("VAR") model to estimate the potential fair value the Company [Regions Financial] could lose on its trading positions given a specified statistical confidence level and time-to-liquidate time horizon. The end-of-period VAR was approximately $1.8 million as of December 31, 2007 and approximately $910,000

as of December 31, 2006. Maximum daily VAR utilization during 2007 was $6.8 million and average daily VAR during the same period was $1.2 million."

557. In its 2007 Form 10-K, Regions and Morgan Keegan, in a further disclosure of its fixed income securities trading activities, Regions and Morgan Keegan explained, "The exposure to market risk is determined by a number of factors, including size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility."

558. According to Regions' 2007 Form 10-K, Morgan Keegan also traded in derivative securities analogous to those in which the Funds so heavily invested: "The Company also maintains a derivatives trading portfolio of interest rate swaps, option contracts, and futures and forward commitments used to meet the needs of its customers. The portfolio is used to generate trading profit and help clients manage market risk. The Company is subject to the risk that a counterparty will fail to perform. These trading derivatives are recorded in other assets and other liabilities. The net fair value of the trading portfolio at December 31, 2007 and 2006 was $36.2 million and $18.6 million, respectively."

559. Regions Bank marketed the Funds at its various branches and advised and recommended to persons seeking to invest in Regions Bank certificates of deposit to instead invest in the Funds through a "Morgan Keegan desk" on the Regions Bank branch premises.

C. THE FEDERAL STATUTORY POLICY RELATING TO REGISTERED INVESTMENT COMPANIES

560. It is the policy of the Investment Company Act of 1940 ("ICA"), effectuated through that statute and the Securities Act of 1933, that investors in mutual funds are adversely affected:

> (1) when investors purchase, . . . receive dividends upon, . . . sell, or surrender securities issued by investment companies without adequate, accurate, and explicit information, fairly presented, concerning the character of such securities and the circumstances, policies, and financial responsibility of such companies and their managements;

> (2) when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders;
>
> . . .
>
> "(5) when investment companies, in keeping their accounts, in maintaining reserves, and in computing their earnings and the asset value of their outstanding securities, employ unsound or misleading methods, or are not subject to adequate independent scrutiny.

15 U.S.C. §§ 80a-1(b)(1), (2), (5).

561. The following description of the purposes of the ICA appears on the SEC's website:

> The Act requires these companies to disclose their financial condition and investment policies to investors when stock is initially sold and, subsequently, on a regular basis. The focus of this Act is on disclosure to the investing public of information about the fund and its investment objectives, as well as on investment company structure and operations.

VI. DERIVATIVE AND DEMAND ALLEGATIONS

A. DEMAND WOULD HAVE BEEN FUTILE AND, THEREFORE, WAS EXCUSED WHEN THIS ACTION WAS INITIATED.

1. Demand Generally.

562. At the time this action was initiated on March 28, 2008, Plaintiffs alleged demand was excused on the basis of what was then known to Plaintiffs.

563. Plaintiffs brought this action derivatively in the right and for the benefit of the Company and the Funds to redress, *inter alia*, the RMK Defendants' breaches of fiduciary duties and mismanagement and PwC's negligence.

564. Plaintiffs were owners of the Funds' shares on the initiation of this action and at all times relevant hereto and continue to be holders of the Funds' shares following the liquidation of the Funds as provided in the Plan of Liquidation and as represented by the

Company/Funds and the New Directors in the May 1, 2009 proxy statement pursuant to which the New Directors solicited the Funds' shareholders' proxies for approval of the Plan of Liquidation, in reliance upon which representations the Funds' shareholders approved the liquidation of the Funds.

565. Plaintiffs have and will continue to adequately and fairly represent the interests of the Company/Funds and its shareholders in enforcing and prosecuting their rights.

566. A demand at the time this action was initiated required the existence of three critical facts: (1) the Company had at least a majority of independent directors capable of making a decision on the question of whether to sue the Defendants herein; (2) that decision was one in which at least a majority of the Company's directors had no personal interest, financial or otherwise; and (3) there was a choice to be made that was subject to the business judgment presumption, which here would necessarily be predicated on the notion that, with respect to whether this action should be pursued against the Defendants, the Company/Funds had interests that are separate and apart from the interests of the Funds' shareholders.

567. None of these three critical facts existed here upon initiation of this action:

(a) The Company did not have a majority of independent directors capable of making a decision on the question of whether to sue the Defendants herein.

(b) That decision was one in which at least a majority, if not all, of the Company's directors had a personal interest, financial and otherwise.

(c) There was no choice to be made that was subject to the business judgment presumption because the Company/Funds had no interests that were separate and apart from the interests of the Funds' shareholders with respect to whether this action should be pursued against the Defendants, and, therefore, given the complete identity of interests between the Funds' shareholders and the

Company/Funds, what was in the interests of the Funds' shareholders is now and was then likewise wholly in the interests of the Company/Funds. This is especially true now that the Company/Funds have been liquidated and is no longer an actively operating company but exists for the sole purpose of pursuing these claims for the benefit of the Company/Funds' potential judgment creditors in the pending federal securities class actions.

568. In particular, as relevant herein and as set forth at paragraphs 610-12, 616-21, the Company/Funds had no interest whatsoever that would have been served by not pursuing recovery against the Defendants, including the RMK Defendants, for the losses incurred by the Funds.

569. The fact that, for the reasons set forth below, there was no choice to be made in this matter as to which the business judgment doctrine might have applied rendered irrelevant the issue of whether, on the date this action was initiated, there was a majority of independent directors who could have disinterestedly acted on a demand to pursue this litigation. Nevertheless, on the rationale, and to the extent, that the composition of the Company's board of directors on the date this action was initiated is determinative of the issue of whether demand is excused, whether because futile or irrelevant, the Company's Board did not, on the date this action was initiated, include a majority of directors capable of making a disinterested decision regarding whether to pursue this litigation against themselves and the other Defendants.

2. The Company Did Not Have a Majority of Independent Directors Capable of Making a Decision on the Question of whether to Bring This Action.

570. The only competing/conflicting interests are between the Company/Funds and their shareholders on the one hand and the RMK Defendants on the other hand. Thus, a demand would have asked Defendant directors to sue themselves, along with the other RMK Defendants. Also, a demand on the Defendant directors to sue the other RMK Defendants

and PwC would have been asking the Defendant directors to initiate litigation against persons who in turn could reasonably be expected to assert claims against the Defendant directors, as joint tortfeasors, for contribution, indemnification, or otherwise, as is apparent from Defendant PwC's accusation against the RMK Defendants that the allegations herein establish actionable knowledge on their part of the mismanagement and waste and other wrongful conduct alleged herein as to said Defendants and as to their knowledge of PwC's deficient audit of the Funds' 2006 financial statements.

571. As of March 28, 2008, the Funds' officers and directors owned in the aggregate a miniscule amount of the Funds' outstanding shares.

572. All but one of the Funds' five purportedly "independent" directors owned none to insignificant dollar amounts of the Funds' shares and were also directors of 15 other mutual funds in the Regions Morgan Keegan fund family, in which they held significant investments. *See* paragraphs 55-58 *supra*.

573. Thus, a minimal to non-existent portion of these purported independent directors' personal assets was at risk in the Funds, and they were necessarily preoccupied with the other 15 Regions Morgan Keegan funds of which they were directors during all relevant times herein and in which they held substantial investments. This preoccupation led them to fail to devote the necessary and appropriate attention to the concentration, credit, liquidity and valuation risks and uncertainties unique (as compared with the other Regions Morgan Keegan funds) to the Funds as a result of the Funds investing an extraordinarily large (as compared with their respective peers) portion of their respective portfolios in thinly traded securities of uncertain valuation that had a history of suddenly becoming unsalable at their estimated values upon shifting market sentiments, resulting in precipitous price reductions of such securities and catastrophic losses for the Funds.

574. Of the six directors of the Company/Funds on March 28, 2008, one (Defendant Alderman) was admittedly not independent or disinterested.

575. Of the remaining five, two were not independent or disinterested in the matter of suing the Defendants:

(a) McFadden had a significant banking and business relationship with Regions, which, *prima facie*, precludes him from being viewed as independent or disinterested.

(b) Besides her academic positions on the faculty of the University of Alabama, Culverhouse School of Accountancy, Stone is a past President of the American Accounting Association and a member of the Financial Accounting Standards Advisory Council, the AICPA Accounting Standards Executive Committee, the AACSB International Accounting Accreditation Committee, and the Board of Trustees of the Accounting Hall of Fame. She is widely published in various accounting journals and is co-author of "Business in a Changing World." Stone, whose position is dependent upon maintaining a distinguished reputation in the areas of accounting and auditing, is *prima facie* disabled from rendering a disinterested decision on this matter. Accounting and auditing issues are a major part of this case; her circumstances are unique among her fellow Company directors as she risks serious harm to her professional and academic reputation if the allegations herein are proven and the Company/Funds are found to be entitled to a recovery. Additionally, again alone among her fellow directors, she had substantially greater expertise regarding these matters than they did and, therefore, cannot hide behind a good faith defense or reliance on experts for these matters; thus, she is deprived of the kinds of defenses typically asserted by directors in derivative actions in which they are being sued. Finally, one of the Defendants, PwC, is a significant benefactor of the University of Alabama Culverhouse School of Accountancy, of whose faculty she is a prominent member. Accordingly,

Stone is neither disinterested nor independent.

576. Based on the preceding two paragraphs, three of the six directors were demonstrably not independent or disinterested in this matter, and, therefore, the Company lacked a majority of independent directors capable of disinterestedly entertaining a demand, and making a disinterested judgment on whether, to pursue this litigation against themselves and the other Defendants.

577. Defendant Pittman was a former executive of AmSouth, a bank acquired by Regions, and, accordingly, presumptively had an allegiance to his former employer.

578. Defendants Johnson, McFadden, Pittman and Stone were members of the Company's Audit Committee and were held out by the Company/Funds as "financial experts." Although arguably to a lesser extent than Stone, Defendants Johnson, McFadden, and Pittman, in light of their acknowledged expertise in matters of finance and accounting, will be held to a standard more rigorous than that applied to their "non-expert" director colleagues, thus depriving them of the kinds of defenses typically asserted by directors in actions such as this. Accordingly, in light of their heightened exposure, these four Defendant directors could not reasonably have been viewed as having no personal interest in the question of whether this action should be pursued.

579. Based on the preceding five paragraphs, all six of the Company/Funds' directors on the date this action was initiated were not disinterested in this matter.

580. Additionally, for the following reasons common to all six directors, they were not independent or disinterested:

(a) All six directors were also directors of 15 other Regions Morgan Keegan ("RMK") funds, to whom they owed a fiduciary duty to act solely in the best interests of those funds and their shareholders. The officers of the Funds were also officers of the other 15 funds. All 15 of those funds were also managed and administered by Morgan Management and Morgan Keegan and were

audited by PwC. One could have reasonably concluded that it was not in the best interests of those funds and their shareholders for their investment adviser, distributor and auditor to be sued by the Company/Funds herein. Thus, in determining whether to sue the Defendants herein, the Funds' Defendant directors were faced with an irreconcilable fiduciary conflict between the interests of the Company/Funds and their shareholders and the interests of the other Regions Morgan Keegan funds and their shareholders.

(b) Authorizing the pursuit of litigation against the other RMK funds' officers, investment adviser, administrator/distributor, and controlling persons would likely have been seen by those funds and their shareholders as an act of disloyalty by these directors with respect to the other RMK funds of which they were also directors and in which these directors had much larger investments than they had in the Funds, exposing them to litigation for breach of fiduciary duty.

(c) All six Defendant directors were selected by Morgan Management and/or Morgan Keegan or by persons affiliated therewith. The directors were effectively insulated from shareholder influence or control. The Funds had no annual shareholder meetings at which the shareholders could have sought to remove directors. The directors selected their replacements or the persons to fill any vacancies that arose on the board.

(d) All six Defendant directors received significant compensation from Defendant Morgan Management, the Funds' investment adviser, which compensation substantially exceeded their minimal to nonexistent investments in the Funds.

(e) A demand would have asked these directors to sue themselves for an amount that, upon information and belief, substantially exceeded the amounts for which they are insured as officers and directors and for which they may not be

entitled to indemnification by the other RMK Defendants.

(f) A demand would also have asked these six Defendant directors to sue the other RMK Defendants and PwC, which in turn would have exposed them to liability to such persons as joint tortfeasors.

(g) The six Defendant directors are among the primary wrongdoers and were incapable of objectively considering a demand to commence this action against themselves.

(h) Upon information and belief, the Company/Funds' directors' and officers' liability insurance coverage prohibits directors from bringing suits against each other (the "insured versus insured" exclusion). Thus, if the Defendant directors caused the Company to sue its officers and directors for the liability asserted in this case, they would not be insured for that liability. They will not, and cannot be reasonably expected, do this to themselves. The Company's officers' and directors' liability insurance was purchased and paid for with funds belonging to the Company/Funds for the protection of the Company/Funds. This derivative action does not trigger the "insured versus insured" exclusion, and therefore only this derivative action can obtain a recovery from the Company/Funds' officers' and directors' insurance for the benefit of the Company/Funds.

3. That the Defendant Directors Are Not Disinterested in This Action Has Been Admitted by Regions.

581. Regions' wholly owned subsidiary, Regions Bank, is affiliated with the RMK Defendants by ownership and contractual or business relationships with Morgan Keegan and Morgan Management, and its trust accounts were invested in the Funds.

582. Regions Bank, although not a defendant herein, is a defendant in the shareholders' class actions referenced above. Regions Bank recognized a conflict between

its interests as a defendant, or as an affiliate of the RMK Defendants, in those actions and its duties as a fiduciary for its trust and other fiduciary accounts that purchased the Funds' shares.

583. In recognition of that conflict, Regions Bank petitioned an Alabama probate court for an order appointing a trustee *ad Litem* for its trusts to participate in the class actions and take any and all appropriate actions on behalf of those accounts.

584. An Alabama probate court granted that petition, finding that "Regions Bank has an apparent or actual conflict of interest in the evaluation and pursuit of the Class Actions and the possible assertion of other claims concerning the Funds against Morgan Keegan & Co., Morgan Asset Management, Inc., and other affiliates of Regions Bank." (Amended Order p. 3). A copy of the Alabama Probate Court Amended Order is attached hereto as Exhibit A

585. By letter dated June 18, 2008, a Regions Bank Assistant Vice President, R. Lance Cowles, informed a member of the securities class action as follows: "The trustee ad litem is independent of Regions and will serve ... to protect the interests of affected accounts...."

586. Just as Regions Bank owed a fiduciary duty to its trust accounts, the Defendant directors owed a fiduciary duty to the Funds.

587. Just as Regions Bank properly determined it could not discharge its fiduciary responsibilities to its fiduciary accounts because it and its affiliates were defendants in a class action that included those accounts, so too the Funds' former directors (who, just like Regions Bank, are defendants in the shareholders class actions as well as, unlike Regions Bank, in this derivative action) were not able in March 2008 to discharge their fiduciary duties to the Funds in connection with any demand that might have been made.

588. Regions Bank's recognition of its inability to act in the unbiased interests of its fiduciary accounts because it and its affiliates had been sued in an action for the benefit

of those accounts is clear and convincing evidence of the disabling effect on the Defendant directors of their being sued in the shareholders class actions as well as in this derivative action for the benefit of the Funds to which they owed a fiduciary duty.

589. Regions Bank, recognizing the obvious conflict of interest that precluded it from both defending itself in the class actions and carrying out its fiduciary responsibilities to its trust accounts, properly sought the appointment of a trustee *ad litem* to represent the interests of the Regions Bank trust accounts in the class actions. The Defendant directors' position is no different than that of Regions Bank; they too could not be expected to fairly and objectively carry out their fiduciary responsibilities to the Funds with respect to this litigation while at the same time being required to defend the allegations and claims asserted against them herein.

4. The Company/Funds' Directors' Refusal to Take Corrective Action, Notwithstanding Long Being Aware of the Need to Do So, Rendered Demand Futile.

590. The pattern of the Defendant directors' conduct is strong evidence that a demand on the Company/Funds' directors on March 28, 2008, would have been futile.

591. According to PwC, the auditor of the Funds' financial statements, the allegations in the initial complaint establish that the Defendant directors had actual knowledge by not later than August 21, 2006, of the violative conduct alleged herein. The pertinent allegations to which PwC refers are based on the Company/Funds' and RMK Defendants' filings with the SEC.

592. Thus, since mid-2006, the Defendant directors knew of the critical need to take corrective action to protect the Funds' assets. Over the succeeding 14 months, from August 2006 to October 2007, the Defendant directors steadfastly refused to do so.

593. Not only had the Funds' directors not taken any corrective action, but, on October 26, 2007, recognizing that the Funds had "significantly underperformed" their benchmarks, the Defendant directors renewed the investment advisory agreement between

the Funds and Morgan Management.

594. In the face of overwhelming unprecedented losses, the following disclosure in the Funds December 31, 2007 semi-annual report records the Defendant directors' rationale for their feckless response:

> With respect to the performance of the Funds, the Board considered the performance of each Fund relative to its benchmark index and a peer group of investment companies pursuing broadly similar strategies. The Board also considered performance in relation to the degree of risk undertaken by the portfolio manager. The Board noted that during the past year Short Term Bond Fund underperformed its benchmark, while Intermediate Bond Fund and High Income Fund significantly underperformed their respective benchmarks. The Board also noted the extraordinary market developments in 2007 and the high level of net redemptions experienced by Intermediate Bond Fund and High Income Fund. The Board discussed each Fund's performance with the Adviser and discussed steps that the Adviser had taken, or intended to take, to improve each Fund's performance. The Board also determined to monitor closely the performance of Intermediate Bond Fund and High Income Fund on an ongoing basis.

595. Then, after renewing the investment advisory agreement between the Company/Funds and Morgan Management in October 2007, the same Defendant directors did an abrupt about-face just three months later, in January 2008, when they began consideration of, and ultimately acquiesced in, the decision of the RMK organization to dump the Funds, with the Defendant directors fleeing the Funds' board. Events subsequent to the initiation of this action revealed that during the very time that, in the absence of the futility alleged herein, a demand would have been made, the Defendant directors were deep in their consideration of exiting the Company/Funds' board by July 2008, in view of which circumstances it cannot be reasonably expected that the Defendant directors would have seriously undertaken a careful and objective study of how to respond to such a demand.

596. Unbeknownst to the Funds' shareholders, including Plaintiffs, and, therefore, not alleged in the initial complaint as a basis for excusing demand as futile, Morgan Management began discussions in late December 2007 to transfer the investment

management of the Funds to HBAM. The Defendant directors were informed of this plan on January 16, 2008, and again discussed this possibility in a board meeting on January 23, 2008. Thereafter, the board conferred several times to discuss this proposal. On April 21, 2008, after this derivative action was filed on March 28, 2008, the board approved Morgan Management's proposal to transfer the Funds' management to HBAM. An integral part of this proposal was the replacement of the Defendant directors by the New Directors. Upon the election of the New Directors and the change in management to HBAM, the Defendant directors were to have no further responsibility for oversight of the Funds.

597. The Defendant directors had full-time jobs in addition to serving as directors of the 18 RMK Funds. Given the Defendant directors limited time available for their duties as directors of these 18 mutual funds, given their limited attention span for the affairs of the three Funds at issue herein, and given their preoccupation with the business of carefully investigating and considering the RMK organization's proposal to get rid of the Funds for zero consideration, and preparing for their own exit as directors, there could have been no reasonable expectation that the Defendant directors would actually have seriously entertained a demand to bring this action against themselves and the other RMK Defendants and PwC.

598. Demand was excused because the mismanagement complained of herein was not an exercise of good faith business judgment by these directors. Having failed to fulfill their fiduciary duties of loyalty and good faith in allowing the complained of waste and mismanagement to occur, the Defendant directors could not then have been expected to in good faith consider a demand to commence this action, and the Funds' shareholders could not then reasonably have been expected to rely on the Defendant directors to fairly and objectively evaluate a demand that they bring claims against themselves and each other for breaching their fiduciary duties by engaging in such conduct.

599. Notwithstanding that the harm for which this litigation seeks a recovery first

came to the Defendant directors' attention, according to PwC, 19 months prior to the initiation of this action on March 28, 2008, and notwithstanding that the matters set forth herein must have been well known to Defendant directors as a result of the several securities class actions brought in December 2007 and early 2008, and notwithstanding that certain of those actions named the Funds as defendants and thus further threatened the Funds' assets, the Defendant directors took no remedial or corrective action while they remained as directors of the Funds; such inaction clearly and convincingly evidences the futility of a demand on Defendant directors to bring this action against themselves and the other Defendants.

600. Not only for 19 months did the Defendant directors fail to take corrective action after learning of the RMK Defendants' (and Defendant directors') mismanagement of the Funds, but instead first renewed the Funds' investment advisory agreement with Morgan Management and then reversed themselves upon the RMK organization's decision to abandon the Funds, but they failed to take any action to preserve claims the Funds had against Defendants, even after the Funds were sued in the securities class actions pending in federal court.

601. The Defendant directors' failure to act to protect, preserve, and pursue the claims asserted herein is especially egregious in view of the Defendants' assertion that a one-year statute of limitations applies to the Funds' claims, an assertion in which the Defendant directors join. Indeed, not only do the Defendant directors join in this assertion, they have the temerity to accuse Plaintiffs of being dilatory in bringing this action, even though they did nothing to preserve this action, notwithstanding Plaintiffs' demand that they do so.

602. As further evidence of the futility of a demand, Plaintiffs demanded that Defendant directors preserve the ability to maintain this action and to ensure that the New Directors replacing them would pursue this action; they did not do so and did not even

respond to Plaintiffs' demand that they do so. *See* paragraphs 636-52 below.

603. As further evidence of the Defendant directors' complete indifference to this action, the Company/Funds board's Qualified Legal Compliance Committee has never met since either the initial class action complaint was filed on December 6, 2007 or this derivative action was begun on March 28, 2008; nor has the QLCC asked Plaintiffs for information with respect to the allegations and claims asserted herein.

604. Thus, for the above reasons and based on the facts set forth herein, including events that transpired after March 28, 2008, Plaintiffs did not make, and Plaintiffs were not required to make, any demand on the Company/Funds' Board to institute this action against the Defendants because such a demand was, and would have been, a futile act.

5. Demand Was Excused Because of the Arguably Applicable Tennessee One-Year Statute of Limitations.

605. Making a demand would have risked irreparable harm; Defendants, including the Defendant directors, have asserted that the Tennessee one-year statute of limitations applies to the Funds' claims asserted herein.

606. Defendant directors so argue even though they took no action to preserve these claims in the face of a short statute of limitations.

607. Like the boy who sought the mercy of the court as an orphan after having killed his parents, the Defendant directors now inequitably accuse the Plaintiffs of being dilatory for not having brought this action sooner.

608. Under Maryland law, a demand is excused where a demand would risk irreparable harm, as where a demand would jeopardize claims in the face of a short statute of limitations.

609. Defendants' assertion that the Tennessee one-year statute of limitations already bars these claims, even though brought on March 28, 2008, is clear evidence that time did not permit a demand on the Defendant directors, especially in view of their

repeated failures to respond to prior notice of mismanagement and to Plaintiffs' subsequent demand of assurance that this action would be pursued by the New Directors. *See* paragraphs 636-52 below.

B. A DEMAND NEVER WAS, AND NO LONGER IS, RELEVANT.

1. Demand Is Irrelevant to an Open-End Fund.

610. The Funds were open-end mutual funds; thus, unlike a conventional corporation, the Company/Funds had no business interests that competed or conflicted with the interests of the Company/Funds' shareholders because:

(a) While a conventional business corporation has multiple constituencies whose interests are to be considered in deciding whether to pursue litigation against persons affiliated with the corporation, open-end funds like the Funds have only one constituency—their shareholders;

(b) While a conventional business corporation has customers and suppliers who are not necessarily its shareholders and whose interests may be considered separate and apart from the shareholders' interests, the shareholders of open-end funds like the Funds are also the customers, and are the only customers, of the fund, whose only function is to invest, manage and preserve, or not unduly or improperly risk, the investments of the fund's shareholders;

(c) While a conventional business corporation is not managed by another business entity but has its own full-time management and employees and that management is paid by the conventional corporation and is not employed by other corporations to manage them, open-end funds like the Company/Funds do not have their own full-time management or employees but are managed and administered by a separate investment adviser, in this case Defendants Morgan Management and Morgan Keegan, and an open-end fund's officers (like the Funds' officers here), employed by the investment adviser (Morgan

Management), are also officers of other mutual funds managed by the fund's investment adviser, just as the Funds' officers managed other funds managed by Morgan Management (or Morgan Keegan);

(d) While a conventional business corporation actively carries on its business, open-end funds like the Company's Funds are only passive vehicles that serve solely to gather and hold assets that are managed by the fund's investment adviser (Defendants Morgan Management and Morgan Keegan), not by the fund itself (the Company/Funds), pursuant to a contract(s) between the fund and its investment adviser and others, in this case, the between the Company and Defendants Morgan Management and Morgan Keegan;

(e) While a conventional business corporation's book value net worth, as reflected on the corporation's balance sheet, is invariably different from the aggregate market value of all of the corporation's outstanding shares on a given date, the outstanding shares of open-end funds, like the Funds, have an aggregate value that is at all times identical to the fund's net worth (net asset value) as reflected on the fund's balance sheet;

(f) While a conventional business corporation retains earnings and pays dividends only as the corporation's management and board of directors, in their sole discretion, determine to pay, open-end funds must pass through—i.e., pay out to their shareholders—all, or virtually all, interest and dividends received on securities held by the funds, and must likewise pay out to the fund's shareholders all capital gains realized upon the sale of securities held by the fund;

(g) While a conventional corporation's assets are not subject to being liquidated and the proceeds paid out to the corporation's shareholders upon demand by individual shareholders of such corporation, the assets of an open-end fund are

subject at all times to being sold in order that the proceeds of such sales can be paid out upon the fund's individual shareholders demanding redemption by the fund of their shares;

(h) While a conventional corporation cannot be liquidated except upon approval of at least a majority of its shareholders, a corporation that is an open-end fund is self-liquidating—it can in actuality be liquidated upon all of the shareholders simply simultaneously demanding that their shares be redeemed, as to which demand there is no restriction of any practical consequence;

(i) Prior to the Funds' liquidation, any recovery by the Company/Funds herein would have inured directly to the benefit of the Funds' shareholders because any such recovery would have been immediately reflected in the calculation of the Funds' respective net asset values and would have become the measure of how much the Funds' shareholders were entitled to receive upon redemption of their shares.

611. Thus, with respect to the decision to sue the Defendants, the Company/Funds had, on March 28, 2008 and thereafter, no interests that were or are counter to, or conflict with, the interests of the Funds' shareholders; whatever is in the interest of the Funds' shareholders was and is without exception also in the interest of the Company/Funds themselves.

612. The ICA provides that the interests of shareholders of a registered investment company clearly have primacy over the interests of all affiliates and others. *See* paragraph 560.

2. <u>Demand Is Irrelevant in the Face of *Ultra Vires* Conduct.</u>

613. As alleged herein, the Company/Funds engaged in extensive transactions that violated the Funds' respective investment objectives, policies and restrictions; applicable SEC guidance restricting illiquid securities held by open-end mutual funds viewed by the

investment company industry as a requirement; the Company/Funds' Articles of Incorporation; and applicable provisions of the ICA, including §§ 13 and 34.

614. In view of the unauthorized transactions and investments by the Company/Funds, such transactions and accompanying conduct and mismanagement of the Company/Funds were *ultra vires*.

615. The *ultra vires* conduct alleged herein renders demand irrelevant, as neither the Defendant directors nor the New Directors can ratify this conduct or the transactions entered into by the Funds in connection with said conduct.

3. **Demand Is Irrelevant because the Company/Funds Are Being Liquidated and Dissolved.**

616. The Company/Funds have been liquidated and are no longer pursuing an active business.

617. The Company/Funds are defendants in pending class action litigation. The Company/Funds have distributed to their shareholders the proceeds from the sale of all of the Funds' investment assets that could be liquidated. Accordingly, the Funds' only assets with which to satisfy a potential judgment against them in the pending shareholder class actions under the Securities Act of 1933, under which the liability of the Funds is absolute, are the assets represented by the Funds' derivative claims asserted herein.

618. Because the Funds' potential judgment creditors have an interest in, and a claim on, the claims asserted herein, because the Company/Funds do not have the authority to deplete or waste these assets by not pursuing these claims, because the Company/Funds and the New Directors are obligated to marshal and preserve the Company/Funds' assets for the benefit of the potential judgment creditors, there is nothing on which the Company/Funds' New Directors can exercise their business judgment, and a demand on the Company/Funds is irrelevant.

4. **The Defendant Directors Were, and the New Directors Are, Obliged to Pursue the Derivative Claims Asserted Herein.**

619. Aside from the obligations imposed on the Company/Funds and the New Directors in connection with the liquidation of the Funds and the pendency of the shareholder class actions against the Company/Funds, the Company/Funds and its former directors (Defendant directors) were, and the Company/Funds and its current directors (New Directors) are, duty-bound to pursue this action.

620. The Defendant directors had, and the New Directors have, no discretion regarding whether to pursue these claims, and instead must do so, for the following reasons:

(a) The investment objective of the Short Term Fund was preservation of capital. Thus, given that part of what the Company undertook to do was to preserve the capital of those who invested in the Short Term Fund, pursuit of this litigation to recover losses incurred by the Short Term Fund as a result of the mismanagement of its assets by the RMK Defendants is nothing more than carrying out the functions and purposes of the Company, as to which function there is no directorial discretion, as it is entirely consistent with what was the stated purpose and objective of the Fund, which cannot be changed without shareholder approval; accordingly, the New Directors are duty-bound to pursue the Fund's claims to recover its wasted assets.

(b) The investment objective of the Intermediate Fund was to invest primarily in intermediate-term investment-grade securities, the types of investments widely viewed as not risking capital, a view encouraged by the RMK Defendants in advertising the Intermediate Fund as being appropriate for investors seeking to preserve their capital. Thus, given that part of what the Company undertook to do was to preserve the capital of those who invested in the Intermediate Fund, pursuit of this litigation to recover losses incurred by the Intermediate Fund as a result of the mismanagement of its assets by the RMK Defendants is nothing more than carrying out the functions and purposes of the Company, as to

which function there is no directorial discretion, as it is entirely consistent with what was the stated purpose and objective of the Fund, which cannot be changed without shareholder approval; accordingly, the New Directors are duty-bound to pursue the Fund's claims to recover its wasted assets.

(c) While the investment objective of the High Income Fund permitted investments in below investment-grade securities, it was not those investments that primarily caused the Fund's losses. The RMK Defendants represented the High Income Fund would be managed in such a manner so as to shield it from the kinds of NAV fluctuations experienced by other high-yield funds, but the RMK Defendants failed to do so. Seeking to recover the losses incurred by the High Income Fund is entirely consistent with how the Company's Defendant directors allowed the Fund to be held out to investors, and they were estopped from taking any different course of action that would be contrary to how they and the other RMK Defendants encouraged investors to perceive the High Income Fund. Accordingly, the New Directors are duty-bound to pursue the Fund's claims to recover its wasted assets.

(d) The Company's Articles of Incorporation provided that a purpose of the Company was to preserve the investments purchased by the Company's portfolios (the Funds), and this provision affords no directorial discretion but instead obligates the New Directors to pursue this action to recover the Funds' wasted and mismanaged assets in contravention of the Company's Articles of Incorporation against all those Defendants responsible for (the RMK Defendants), or who failed to do their job to prevent (PwC), such waste and mismanagement as set forth herein. Accordingly, the New Directors are duty-bound to pursue the Funds' claims to recover their wasted assets.

621. For these reasons, the Defendant directors were, and the New Directors are,

obliged to pursue this litigation..

5. **<u>Demand Is Now Irrelevant Because the Funds Do Not Have a Validly Elected Board of Directors.</u>**

622. The Defendant directors were ostensibly replaced by the New Directors in July 2008.

623. The Funds' former (Defendant) directors could not have appointed a special litigation committee to consider a demand to bring this action. The Company/Funds bylaws and Maryland law required that the Funds' shareholders elect a special litigation committee to consider this litigation. Consequently, a proxy statement that solicited shareholder approval of a special litigation committee necessarily would focus on the allegations and claims in the pending derivative complaint, including the estimated damages, and on such additional issues as the intentions of the nominated members of such a special litigation committee with respect to pursuing such claims.

624. Instead of seeking shareholder approval of a special litigation committee, the RMK Defendants, with the acquiescence of the Defendant directors, under the guise of electing new directors for the Funds and approving a new investment adviser, arranged for the replacement of the Defendant directors of the Funds in July 2008 with the New Directors, circumventing the Company/Funds' bylaws and Maryland law.

625. Robert F. Birch, Rodman L. Drake, Stuart A. McFarland, and Louis P. Salvatore (the "New Directors") and the RMK Defendant (including the Defendant directors, Morgan Management and Morgan Keegan) employed a false and misleading proxy statement to solicit votes from the Funds' shareholders to elect the New Directors and to approve the proposal to transfer the investment advisory agreement to HBAM at a shareholders meeting on July 29, 2008.

626. The proxy statement used by the New Directors to solicit shareholder proxies for their election and also used to solicit approval of HBAM as investment adviser to the

Funds, dated May 20, 2008, was false and misleading for the following reasons:

(a) The statement in the proxy statement that the derivative "complaint seeks unspecified damages" was false and misleading; the complaint herein, at paragraphs 871-73, estimated the damages to the Funds at $937.5 million.

(b) The proxy statement omitted the following material facts:

(1) Given that no monetary or other disclosed consideration was being paid by HBAM to Morgan Management for the transfer of the Funds' investment advisory agreements, which is customary in such transactions, the reasons for the absence of any consideration, and whether HBAM was receiving any consideration from any of the Funds' affiliates for becoming the Funds' investment advisor;

(2) The information about HBAM as a fund adviser that would be disclosed in its funds' prospectuses, including the performance of the registered investment companies advised by HBAM;

(3) A description of any formal or informal agreements, understanding or undertakings into which the New Directors and/or HBAM entered into with the Defendant directors and/or Morgan Management or Morgan Keegan or any of their affiliates or controlling persons, or any discussions with the foregoing, regarding this derivative action, or, if there were no such agreements or discussions, a disclosure to that effect;

(4) Whether there were any assurances that the Defendant directors or Defendant Morgan Management requested, or that the New Directors and/or HBAM provided to the Defendant directors or Defendant Management, that the New Directors would pursue the claims asserted in this derivative action;

(5) A description of the discussions between the Defendant directors and

HBAM's Chief Compliance Officer, referenced on page 8 of the proxy statement;

(6) A description of the services HBAM provided to the Funds after July 2007 as a valuation consultant pursuant to a Consulting Agreement, in particular (i) whether HBAM assisted the Funds, Morgan Management or Morgan Keegan in determining the valuations of the Funds' portfolio securities and, if so, how was that done, (ii) whether HBAM assisted, or advised, the Funds or its investment adviser in connection with efforts to sell the Funds' portfolio securities, including but not limited to negotiating with prospective purchasers of such securities, (iii) the percentage and dollar amounts of the Funds' portfolios that HBAM assisted in pricing or for which HBAM assisted in determining the fair value, (iv) a description of any assistance, or advice, that HBAM rendered to the Funds after July 2007 in connection with sales of any of the Funds' portfolio securities to any affiliate of the Funds, or any affiliate of Morgan Keegan or Morgan Management including establishing the valuations at which any such sales were effected.

(7) A description of any discussions with the Funds or Defendant directors, Morgan Management, Morgan Keegan or Regions regarding indemnification or other agreements to make the Funds whole in the event they are held liable to their existing or former shareholders as a result of certain of the class actions pending in the United States District Court for the Western District of Tennessee;

(8) How Morgan Properties and RMK Trust intend to vote shares of the Funds held by them or by accounts managed by them with respect to the proposed transfer of the Funds' advisory agreements and the election of

new directors;

(9) The proxy statement disclosed the following (emphasis supplied):

Next, the Board considered the qualifications and experience of the investment advisory personnel at HBAM. In particular, the Board considered the background and expertise of Mr. Dana Erikson, the head of HBAM's *High Yield* Team, as the *proposed lead portfolio manager of the Funds*, with the day-today responsibility for the management of the Funds. The Board noted that Mr. Erikson is responsible for HBAM's *corporate high yield exposures* and the *establishment of portfolio objectives and strategies*. The Board also noted the *experience of the other members of HBAM' s High Yield Team*, as well as that of Mr. Anthony Breaks and his team, and considered that HBAM applies a team-oriented approach to the fundamental analysis that drives its relative value-oriented investment decision-making process. This process contemplates a relative valuation of the entire capital structure of a potential investment, which includes valuation of the equity, bonds and bank debt, to determine the optimal way to gain exposure to the issuing company. *The Board concluded that HBAM's experience and personnel made HBAM well·qualified to manage each Fund's portfolio in accordance with its investment objectives and strategies*, and that there was potential that shareholders would benefit from HBAM's management of the Funds.

With respect to this disclosure,

(A) Since the investment objectives of the Short Term and Intermediate Funds were not then and had never been high-yield, whether the New Directors and HBAM were proposing to change these Funds' respective investment objectives without seeking shareholder approval;

(B) Whether the New Directors and HBAM would deem an affirmative vote by the Short Term Fund's and Intermediate Fund's shareholders to be a vote approving the change in these Funds' investment objectives to high yield;

(C) Regardless of the stated investment objectives of the Short Term Fund and Intermediate Fund, whether by this disclosure the New Directors

and HBAM were representing that the Short Term and Intermediate Funds had in fact become high-yield funds, thus requiring the expertise of "HBAM's High Yield Team"

(10) Regarding the proxy statement disclosure that "As part of the Proposal, [Morgan Management] and Regions agreed to provide certain indemnifications to HBAM," the nature and scope of the indemnification being provided to HBAM, including whether this indemnification included HBAM's services as a valuation consultant from August 2007 and thereafter and this derivative action and expenses incurred by the Funds and/or HBAM related thereto.

627. The New Directors were selected by HBAM. The Funds' shareholders were not asked for nominees in connection with the election of an entirely new board of directors, notwithstanding a committee of the Company/Funds board to consider such nominees.

628. The New Directors were also directors of other registered investment companies of which HBAM was investment adviser.

629. HBAM was a consultant to MAM in connection with the valuation of the Funds' securities since July 2007.

630. The New Directors had no investments in any of the Funds.

631. Aside from the false and misleading proxy statement, the election of the New Directors was further tainted by the votes cast in that election by the RMK Defendants, including Regions Bank on behalf of the trust accounts, who voted their interests notwithstanding their conflicting fiduciary responsibilities to the said trust accounts, as admitted by Regions Bank in seeking the appointment of the Trustee *ad Litem*, and, similarly, to the Funds and their shareholders.

632. The transfer of the Funds' Advisory Agreements to HBAM for no disclosed consideration and the associated election of the New Directors enabled the RMK Defendants to avoid the requirements of the Company/Funds bylaws and Maryland law with re-

spect to establishing a special litigation committee to consider this litigation, which requirements included shareholder election of any such committee and, consequently, a proxy statement that solicited such approval necessarily would focus on the allegations and claims in the pending derivative complaint, including the estimated damages and the nominees' intentions with respect to this litigation.

C. A Demand Was Made on the New Directors, Who Failed to Timely Respond Thereto, and, Accordingly, Demand Has Been Refused

633. Plaintiffs have adequately and fairly represented and will adequately and fairly represent the interests of the Company/Funds and its shareholders in enforcing and prosecuting the Company/Funds' rights; Plaintiffs have been the only ones who have represented the interests of the Company/Funds by, *inter alia*, initiating this action and preserving the Company/Funds' claims under what Defendants herein argue is a one-year statute of limitations.

634. The initial complaint was filed herein on March 28, 2008.

635. If it is determined that, notwithstanding the allegations above regarding the false and misleading proxy statement used to elect the New Directors, the New Directors are the validly elected directors of the Company/Funds, Plaintiffs made the requisite demand on the New Directors to pursue this action.

636. Beginning June 19, 2008, Plaintiffs sent letters to, and engaged in telephone conversations with the New Directors, HBAM or their counsel, all of which communications Defendants, after uniformly asserting that no demand was made by Plaintiffs and moving to dismiss this action on that ground, now admit constituted a demand on the New Directors to pursue this derivative action. In the 15 months since the first such communication, Plaintiffs have received no response that the demand is refused or that the litigation will be pursued.

637. By letter dated June 19, 2008, to the New Directors and HBAM, Plaintiffs demanded that the misrepresentation in the May 20, 2008 proxy statement regarding the de-

rivative action's damages estimate be corrected and requested that the disclosures identified in paragraph 626 above be made. Among other matters, the letter stated:

> We believe that there are many material omissions in the proxy statement, which are the basis for the requests for information contained in the letter. Among other material omissions, the statement in the proxy statement that the *Landers* derivative "complaint seeks unspecified damages" is patently misleading; the *Landers* complaint, at paragraphs 475-76, estimates the damages to the three Funds at $937.5 million. In order to advise the *Landers* plaintiffs in connection with the proposed transfer of the Funds' advisory agreements to HBAM and the election of new directors, we request that you provide the following information, in view of the absence of this and other material information in the proxy statement:
>
> 1. . . .
>
> 2. . . .
>
> 3. . . .
>
> 4. Describe any informal or unwritten, and provide any formal or written, agreements, understanding or undertakings into which you entered with the Funds' present directors and/or Morgan Asset Management, Inc., the Funds' current investment adviser, or any of its affiliates (including Regions Financial Corporation), or any discussions with the foregoing, regarding the *Landers* derivative action.
>
> 5. Describe any assurances that the Funds' current directors or Morgan Asset Management, Inc. requested, or that you provided to the Funds' current directors or Morgan Asset Management, Inc., that you would pursue the claims asserted in the *Landers* derivative action.

A copy of Plaintiffs' counsel's June 19, 2008 letter is attached hereto as Exhibit B.

638. By letter dated June 30, 2008, Michael R. Rosella, who represented he was counsel for HBAM but did not say he was counsel for the New Directors or the Company/Funds, acknowledged receipt of Plaintiffs' June 19th letter and advised Plaintiffs he was responding on behalf of HBAM (but did not say he was responding on behalf of the New Directors or the Company/Funds), asserted neither HBAM nor the New Directors had any responsibility for the false and misleading proxy statement to solicit votes for their elec-

tion and to approve HBAM as the replacement investment adviser and were not in a position to provide the requested correction or information, and informed Plaintiffs' counsel that their June 19th letter would be forwarded to Morgan Management and the Defendant directors. A copy of the June 30, 2008 letter from Michael R. Rosella is attached hereto as Exhibit C.

639. The May 20, 2008 proxy statement was not amended.

640. Although their June 19th letter was addressed to both the New Directors and HBAM, Plaintiffs have never received a response to their June 19th letter from the New Directors or anyone on behalf of the New Directors. Nor was any response ever received from Defendant directors or Morgan Management or the Funds' board's Qualified Legal Compliance Committee, even though Plaintiffs' June 19th letter was passed on to Defendant directors and Morgan Management.

641. It is reasonable to infer that the refusal to make the requested proxy statement disclosures was purposeful. Because HBAM paid nothing for the Advisory Agreement for the Funds, the only reasonable inference is that HBAM was willing to take over their management to get the advisory agreements for the RMK closed-end funds, which had not suffered the loss in managed assets that the open-end funds had. However, because the Funds were of insufficient size to be profitably managed, and because their dreadful performance rendered them unmarketable to new investors, HBAM did not want to discourage redemptions, so that it could formally liquidate the Funds and be rid of the expense of managing them. Disclosing information about a potentially valuable asset had the potential to interfere with HBAM's plans because it could lead existing shareholders to refrain from redeeming or it could lead to buying by those who perceived the Funds to be significantly undervalued, as the derivative claims were not given any value, and, therefore, the NAV at which the Funds were selling and redeeming their shares did not reflect the potential value of the derivative claims herein. Without regard to HBAM's intent, the failure to make the requested disclo-

sures and to misrepresent the estimated damages omitted material facts and misled existing shareholders as to the potential value of their shares in the Funds as they continued to redeem.

642. In response to counsel Rosella's June 30th letter, Plaintiffs' counsel, by letter to Rosella dated July 3, 2008, pointed out, *inter alia*:

(a) HBAM and the New Directors have responsibilities for the May 20, 2008 proxy statement under section 14 of the Securities Exchange Act of 1934, notwithstanding that they are not yet directors or the investment adviser;

(b) Regions Bank's conflict of interest in voting shares of the Funds held by the RMK Trust accounts, noting Regions Bank's admission that it had a conflict of interest between its exposure in the class action litigation and its fiduciary responsibilities to those of its trust accounts invested in the Funds, and concluding that RMK Trust should be precluded from voting those shares on the proposed transfer of the Funds' Advisory Agreements and the election of new directors; and

(c) Again asked that the requested information be provided.

A copy of Plaintiffs' counsel's July 3, 2008 letter is attached hereto as Exhibit D.

643. No response was received to Plaintiffs' counsel's July 3, 2008 letter.

644. Plaintiffs followed up on their June 19th letter to the New Directors and HBAM with a letter to the 'EC's staff responsible for the Funds, dated July 10, 2008, under cover of which Plaintiffs furnished to the SEC staff copies of Exhibits B – D and in which Plaintiffs addressed, *inter alia*, the following:

(a) A letter from an RMK Trust Assistant Vice President, in which he admitted the conflict between Regions Bank's and RMK Trust's interests and the interests of its trust account beneficiaries, and enclosing a copy of said letter;

(b) The relevance of the admitted conflict of interest to the derivative action and

to the forthcoming shareholders' meeting to elect new directors and approve the new investment adviser in light of Regions Bank's apparent intention to vote the Funds' shares held by its trust accounts on these matters;

(c) The misleading information in the RMK Trust's officer's letter regarding the identity of the defendants in the related securities class actions;

(d) HBAM's counsel's remarkable contention, made to the SEC staff, that the information requested by Plaintiffs in their June 19th letter to be included in the proxy statement would be moot following the shareholders' meeting because the basis for Plaintiffs' counsel's questions was to obtain information to be used in advising Plaintiffs on how to vote at the meeting, thus conceding that the requested information was omitted and was material.

A copy of Plaintiffs' counsel's July 10, 2008 letter to the SEC staff is attached hereto as Exhibit E. Counsel for HBAM was copied on this letter.

645. In December of 2008, HBAM announced in a prospectus supplement/sticker that the Short Term Bond Fund would be liquidated, and this announcement was repeated in the Funds' Semi-Annual Report filed on January 12, 2009 and a preliminary proxy statement dated February 3, 2009. None of these disclosures addressed this action.

646. Upon learning in February 2009 that HBAM had filed the preliminary proxy statement to seek approval of the Short Term Fund's shareholders to liquidate that fund, Plaintiffs' counsel, by letter to the SEC staff dated February 20, 2009, pointed out that the proxy statement omitted any reference to the pendency of this action or the effect that the proposed liquidation would have on the maintenance thereof and that any liquidation should be structured so as to preserve and pursue the derivative claims. A copy of Plaintiffs' counsel's February 20, 2009 letter to the SEC staff is attached hereto as Exhibit F. Counsel for HBAM was copied on this letter

647. By letter dated February 23, 2009, to the SEC staff, Plaintiffs' counsel fur-

nished a copy of the initial complaint herein to the staff. In this letter, Plaintiffs' counsel asserted that the failure to disclose the pending derivative action in the proxy statement was a material omission and that the Short Term Fund should not be dissolved "without first establishing a mechanism for the purpose of pursuing the derivative action and to receive any damages that might be awarded upon completion of the litigation." A copy of Plaintiffs' counsel's February 23, 2009 letter (without the enclosed complaint) is attached hereto as Exhibit G. Counsel for HBAM was copied on this letter.

648. In a follow-up conversation with the SEC's staff, the staff requested that they be kept informed of the New Directors' and HBAM's response to the issues raised in Plaintiffs' counsel's February 20 and 23, 2009 letters.

649. In the course of discussing the points raised in Plaintiffs' February 20th letter with the Funds' counsel, the Funds' counsel advised Plaintiffs' counsel that he did not have the complaint, and a copy thereof was furnished to him by letter dated February 25, 2009. A copy of Plaintiffs' counsel's February 25, 2009 e-mail is attached hereto as Exhibit H (without the enclosed complaint).

650. No further response was received from either HBAM, the Company/Funds or the New Directors with respect to the points raised in Plaintiffs' February 20th letter.

651. As a result of monitoring the Company/Funds' filings with the SEC, in April 2009, Plaintiffs' counsel learned about a new proposal to liquidate all three Funds. The proposal was disclosed in a prospectus supplement dated April 1, 2009. By letter dated April 10, 2009 to HBAM's counsel, Plaintiffs' counsel noted that the prospectus supplement included disclosures responsive to Plaintiffs' counsel's February comments, including measures to be taken to preserve the derivative claims following the proposed liquidation. Plaintiffs' counsel suggested additional issues to be addressed, including the status of the Funds' shares following any liquidation for purposes of maintaining the derivative Plaintiffs' standing to pursue this action and the Funds being among the named defendants in the federal

class actions. A copy of Plaintiffs' counsel's April 10, 2009 letter is attached hereto as Exhibit I.

652. In a follow-up telephone conversation initiated by Plaintiffs' counsel with the Funds' counsel, Plaintiffs' counsel's additional suggestions regarding maintaining Plaintiffs' derivative standing and the Funds as defendants in the pending securities class actions were discussed. As a result of Plaintiffs' counsel's initiative, the proxy statement and plan of liquidation addressed the key issues raised by Plaintiffs' counsel regarding preserving the derivative claims, maintaining derivative Plaintiffs standing to pursue these claims by not canceling the Funds' shares upon distribution of the liquidating distribution, and providing a mechanism for collecting and distributing any recovery from this derivative action. A copy of the definitive proxy statement dated May 1, 2009 is attached hereto as Exhibit J.

653. On June 1, 2009, after a string of letters from Plaintiffs' counsel going back almost one year to June 19, 2008, in which Plaintiffs repeatedly beseeched the New Directors to preserve and pursue the claims herein and to which the New Directors did not respond, the New Directors, along with all of the Defendants, filed their respective motions to dismiss for failure "to make demand on the corporation at issue," In its motion, the Nominal Defendant Company/Funds, "at the direction of the Nominal Defendants' recently reconstituted and independent Board of Directors," asserted that dismissal was proper because Plaintiffs "have failed to make demand on the corporation at issue prior to filing suit."

654. The Defendants (excluding the Nominal Defendants) also moved to dismiss the initial complaint herein for failure to state a claim.

655. In bringing the Nominal Defendant Company/Funds' motion, the New Directors arranged for the Company/Funds to be represented by K&L Gates, LLP, who simultaneously, in their capacity of representing the Company/Funds former officers and non-independent directors, who are defendants herein, also brought a motion to dismiss this action for failure to make a demand and for failure to state a claim. Thus, in making their first

formal response to Plaintiffs' repeated demands to preserve and pursue this action, the New Directors engaged counsel who had the most serious of conflicting interests, asserted no demand was ever made, and moved to dismiss for allegedly failing to make a demand "on the corporation at issue."

656. In neither their motion nor their supporting memorandum did the "Nominal Defendants" (i.e., the New Directors) represent that they had begun to investigate Plaintiffs' derivative claims asserted herein on behalf of the Nominal Defendants. In their supporting memorandum, the New Directors adopted the arguments of the RMK Defendants.

657. In their supporting memorandum, the New Directors disclosed that the purportedly "independent directors" were represented by Sullivan & Worcester, LLP. The New Directors also stated: "The New Board understands that the dismissal would be without prejudice to the Nominal Defendants ability to assert similar claims in their own names should the New Board in the exercise of its business judgment determine to do so." But no mention is made of an investigation. Nor did the New Directors disclose when the independent directors engaged separate counsel. Nor did the New Directors state their opposition to, or otherwise address, the RMK Defendants' motions to dismiss for failure to state a claim.

658. By letter to the Funds' counsel dated June 19, 2009, Plaintiffs counsel informed the Funds' counsel of their concern that the Funds ("Nominal Defendants") were, in connection with moving to dismiss this action, being advised by a law firm that was also representing Defendants against whom claims herein have been asserted on behalf of the Funds. A copy of Plaintiffs' counsel's June 19, 2009 letter is attached hereto as Exhibit K.

659. By letter to the Funds' counsel dated June 23, 2009, Plaintiffs' counsel communicated their concern regarding certain descriptions of the liquidating distribution made by Morgan Keegan on the confirmations accompanying such distribution. Morgan Keegan incorrectly characterized the liquidating disclosure as a "sale." Plaintiffs' counsel also noted

that the Funds' shareholders Morgan Keegan account statements showed no shares owned, raising questions as to whether the Funds' shares remained outstanding to preserve derivative Plaintiffs' standing to maintain this action. Plaintiffs' counsel requested that the New Directors direct Morgan Keegan to issue corrected confirmations. A copy of Plaintiffs' counsel's June 23, 2009 letter is attached hereto as Exhibit L.

660. Plaintiffs have received no response to Plaintiffs' counsel's June 23, 2009 letter, and no corrected confirmations have been mailed by Morgan Keegan.

661. By letter dated July 31, 2009, the Company/Funds counsel, the Paul Hastings firm with whom Plaintiffs' counsel had been communicating with respect to the matters described herein, informed Plaintiffs' counsel that the New Directors were replacing K&L Gates with Paul Hastings. Also, *for the first time*, Plaintiffs were advised that the New Directors were "investigating the claims asserted in the derivative and related matters." Counsel for the Company/Funds also stated "at an appropriate point, we may be in touch with you [] to obtain information related to the claims you have asserted." A copy of Paul Hastings's July 31, 2009 letter is attached hereto as Exhibit M.

662. As of the date hereof, the New Directors have not contacted Plaintiffs "to obtain information related to the claims [Plaintiffs] have asserted." *See* Exhibit M.

663. On August 3, 2009, Plaintiffs filed their briefs opposing Defendants' (including the Nominal Defendants') motions to dismiss for failure to make a demand and opposing Defendants' (excluding the Nominal Defendants) motions to dismiss for failure to state a claim. The Nominal Defendants did not file a brief opposing Defendants' motions to dismiss for failure to state a claim on August 3, 2009 or on any other date, except that in their reply brief filed on September 18, 2009, the Nominal Defendants (i.e., New Directors) asked that any dismissal be without prejudice or that the litigation be stayed pending the New Directors' investigation.

664. By letter dated August 5, 2009, Plaintiffs' counsel informed the Com-

pany/Funds' counsel of Plaintiffs' willingness to cooperate and provide information and requested information as to the "timetable of the investigation" so that Plaintiffs could prepare and submit information "in advance of any formal deliberations by the board." Plaintiffs' counsel also requested the name of the "independent" directors' counsel. A copy of Plaintiffs' counsel's August 5, 2009 letter is attached hereto as Exhibit N.

665. As of the date hereof, no response has been received to Plaintiffs' counsel's August 5, 2009 letter. *See* Exhibit N.

666. Not having heard anything from the New Directors or their counsel, and believing it crucial that any investigation be expeditiously completed so that this action may be pursued diligently, Plaintiffs' counsel, by letter dated September 11, 2009:

(a) Offered to represent the Funds in this litigation;

(b) Inquired regarding the identity of the liquidating trustee, so that Plaintiffs could contact it in connection with this litigation and offer to represent it in pursuing these claims;

(c) Noted that the Company/Funds have absolute liability under the Securities Act of 1933 as defendants in the pending consolidated securities class action pending in this Court;

(d) Enclosed a preliminary draft of a First Amended Derivative Complaint that substantially expanded the allegations in support of the Funds' claims herein; and

(e) In closing, noted, "Twenty-one months have passed since the first shareholders class action was filed and 17 months have passed since the *Landers* action was filed. It is past time to act to recover the losses incurred by the investors in these Funds; delay prejudices the Plaintiffs."

A copy of Plaintiffs' counsel's September 11, 2009 letter is attached hereto as Exhibit O [redacted regarding confidential material].

667. As of the date hereof, Plaintiffs have received no response to Plaintiffs' counsel's September 11, 2009 letters.

668. In the Nominal Defendants' (i.e., New Directors) and Defendants' reply briefs, filed herein on September 18, 2009, in support of their respective motions to dismiss for failure to make a demand, after having asserted in their motions to dismiss that Plaintiffs failed to make a demand "on the corporation at issue," the Nominal Defendants (i.e., the New Directors) and the Defendants now agree, or do not dispute, that, after the date on which this action was initiated and long before they filed their motions to dismiss for failure to make a demand, Plaintiffs did in fact make a demand "on the corporation at issue."

669. In their September 18, 2009 reply brief, the New Directors still say they are investigating but provide the Court with no explanation of when they began their investigation, why it has taken so long, why it was not begun earlier, the nature and scope of their investigation, or when they expect it to be completed.

670. At the time of the first such letter and at all times thereafter, the Defendant directors and the New Directors were already well aware of the facts and circumstances set out in the initial complaint and in this Verified Shareholders' First Amended Derivative Complaint because, among other things:

a. The Company/Funds and Defendants had variously been named as defendants in several securities fraud class actions filed on December 6, 2007 and thereafter;

b. The initial complaint herein had been filed on March 28, 2008;

c. The New Directors were selected by HBAM to be directors of the Company/Funds in July 2008, and HBAM had been, since at least July 2007, a consultant to Morgan Management and Morgan Keegan in connection with their efforts to determine the values of the Funds' securities as part of the audit of the Funds' 2007 financial statements; and

d. The SEC has been investigating this matter for more than several months, and, according to the Regions Financial Form 8-K filed with the SEC on July 15, 2009, the SEC issued a "Wells notice" on July 9, 2009, to Morgan Keegan, Morgan Management, and three employees stating that the SEC staff intends to recommend that the SEC bring enforcement actions for possible violations of the federal securities laws relating to "certain mutual funds" formerly managed by Morgan Management.

671. The New Directors' failure to complete their investigation is inexplicable in view of the undeniable fact that they have very little to investigate by way of interviewing Morgan Management or Morgan Keegan officials who were involved with the management of the Funds. Neither the RMK Defendants nor their employees are available for "interviews," and Morgan Keegan has moved to freeze discovery in litigation against it in other courts. The Funds have no employees and have ended operations. Accordingly, the usual "cooperation" ordered by corporations after establishing an "independent special litigation committee" to investigate derivative claims is not available here to the New Directors. The only way that the derivative claims can be "investigated" is pursuant to the compulsory discovery provided by the Federal Rules of Civil Procedure.

672. The only persons presumably accessible to the New Directors in their "investigation" are HBAM and its employees, who ran the Funds after July 29, 2008, and who "consulted" with Morgan Management and Morgan Keegan regarding the valuation of the Funds' securities at the time of the 2007 audit of the Funds' financial statements. This presents serious issues in view of the prior relationship between the New Directors and HBAM as directors of HBAM-advised registered investment companies, the selection of the New Directors by HBAM, and HBAM's prior involvement with the valuation of the Funds' securities.

673. Nevertheless, HBAM presumptively had access to both Defendant directors

and Morgan Management and Morgan Keegan and their employees during the period between July 2007 and July 2008 when HBAM consulted with Morgan Management and Morgan Keegan and investigated the Funds' circumstances and management in preparation for taking over the Funds' management. The New Directors have had more than enough time to conduct the limited investigation that it can conduct by interviewing HBAM's employees.

674. Likewise, the New Directors have been intimately familiar with the Funds' affairs since at least December 2007, when negotiations began between HBAM and Morgan Keegan and Morgan Management for HBAM to take over the Funds' management. Presumptively, before agreeing to become directors of the Company/Funds, the New Directors engaged in the same extensive investigation of the Funds' affairs, financial condition, prior management, and viability, as did HBAM. Accordingly, the New Directors have been privy to far more information far earlier than have derivative Plaintiffs. Thus, at the same time that the first of the shareholders class actions was brought as a result of the Funds' catastrophic losses, including actions against the Funds themselves, the New Directors began investigating the Funds to determine whether they wanted to be directors.

675. In the proxy statement dated May 1, 2009, the New Directors solicited the proxies of the Company/Funds' shareholders to approve the liquidation of the Funds. Therein, the New Directors represented their intentions to preserve the derivative claims asserted in the pending derivative complaint so that they could be resolved on their merits. At that time, the New Directors did not say that they had begun any investigation of these claims. *See* Exhibit J.

676. Thus, on numerous occasions following the filing of the initial complaint herein, Plaintiffs sought to obtain action by the Defendant directors and the New Directors to preserve and pursue the derivative claims asserted herein, all to no avail. Notwithstanding the New Directors' familiarity with the issues in this litigation from long before they were elected, as late as February 2009, eight months after Plaintiffs' June 19th letter and 11

months after this action was initiated, the Company/Funds' counsel stated that they did not have the initial complaint herein; as late as June 2009, when the New Directors moved to dismiss this action for failing to make a demand and 11 months after they were elected directors (and up to an additional eight months before that, back to December 2007, when the New Directors presumptively began their due diligence investigation into the Funds in preparation for standing for election to the Funds' board), the purportedly "independent" New Directors did not have their own counsel, relying instead on the counsel for certain of the Defendants against whom claims have been asserted.

677. The New Directors had an obligation to complete their investigation promptly upon receipt of Plaintiffs' demand. The successive boards of directors of the Company/Funds have had more than a reasonable amount of time to consider and respond to what Defendants now admit was Plaintiffs' demand, but they have not done so. Neither board of directors (neither the Defendant directors nor the New Directors) has responded to Plaintiffs' successive demands in any meaningful way, much less with a recommendation with respect to the claims asserted herein. Rather, both boards have been irresponsibly dilatory in considering Plaintiffs' demand, especially in view of the short statute of limitations asserted by Defendants. Far more than a reasonable time has elapsed for a response to the successive demands, requests for information and offers of assistance.

D. DEMAND ON THE FUNDS' SHAREHOLDERS WAS NOT REQUIRED IN VIEW OF THE LARGE NUMBER THEREOF OR BECAUSE IT WOULD BE FUTILE

678. As of March 28, 2008, the date on which this action was initiated, on information and belief, the shareholders of the Funds numbered in the thousands.

679. The RMK Defendants have the information as to the exact number of shareholders on said date, and Plaintiffs hereby demand that such information be produced forthwith.

680. Regions Bank, through its RMK Trust accounts, accounted for 76% of the

Short Term Fund's sales, 17% of the Intermediate Fund's sales, and 10% of the High Income Fund's sales since November 2004. *See* paragraphs 26-27 above. Accordingly, a substantial portion of the Funds' shareholders includes Defendants herein.

681. As of the date of this Verified First Amended Complaint, Plaintiffs have no information as to the number of the Company/Funds' shareholders, and, accordingly, Plaintiffs hereby demand that such information be produced forthwith. As of April 9, 2009, there were an aggregate of almost 46 million shares of the Company/Funds' common stock outstanding, as shown in the following table:

Helios Select Short Term Bond Fund Class A	164,490.48	
Helios Select Short Term Bond Fund Class C	14,787.36	
Helios Select Short Term Bond Fund Class I	478,971.60	658,249.44
Helios Select Intermediate Bond Fund Class A	3,956,442.75	
Helios Select Intermediate Bond Fund Class C	5,761,002.56	
Helios Select Intermediate Bond Fund Class I	13,367,719.74	23,085,165.05
Helios Select High Income Fund Class A	5,971,033.98	
Helios Select High Income Fund Class C	5,821,982.33	
Helios Select High Income Fund Class I	10,215,040.33	22,008,056.63
		45,751,471.12

682. Based on the disclosures in the Company/Funds' May 1, 2009 proxy statement regarding individual Fund shareholders holding more than five percent of each of the Funds' classes, most of the Company/Funds' shares outstanding on April 9, 2009 were held by shareholders holding less than five percent of each class of the Funds' shares: 57% of the High Income Fund's outstanding shares (all three classes consisting of 22 million shares) and 52% of the Intermediate Fund's outstanding shares (all three classes consisting of 23.1 million shares) were held by shareholders holding less than five percent of a single class.

683. An affiliate of the RMK Defendants, Morgan Properties, L.L.C, is the single largest shareholder of the Intermediate Fund (48% of all three share classes) and the High Income Fund (36% of all three share classes). RMK Trust accounts own an additional 12%

of the High Income Fund's aggregate shares. Accordingly, affiliates of Defendants own 48% of the High Income Fund's shares.

684. RMK Trust accounts also own 28% of the Short Term Fund's shares (all three classes).

685. Because Regions Bank, not the Trustee *ad Litem*, voted its trust shares in the election of the New Directors, it, not the Trustee *ad Litem*, apparently would control how the shares in its trust accounts responded to a demand to bring this action.

686. A demand on Morgan Properties to sue the RMK Defendants in a derivative action on behalf of the Company/Funds for damages that far exceed what Morgan Properties would recover from such a derivative action would be futile because, for the reasons Regions Bank has previously admitted, it is not disinterested in the matter. Likewise, a demand on Regions Bank to sue the RMK Defendants in a derivative action on behalf of the Company/Funds for damages would be futile because, as Regions Bank has already admitted, it is not disinterested in the matter.

687. A demand on the shareholders is moot for the reasons set forth above regarding a demand on the Company/Funds.

VII. CLAIMS

688. With respect to any applicable statute of limitations, this action was commenced (i) within one year of the date on which Plaintiffs first discovered, or could have discovered by the exercise of reasonable diligence, the facts constituting the breaches and other wrongful conduct alleged herein, or (ii) within one year of the date on which the Funds were injured or became aware of their injury. Prior to Plaintiffs' discovery, Defendants concealed the bases for the claims asserted herein.

COUNT I
BREACH OF CONTRACT: MORGAN MANAGEMENT

689. This Count I is asserted against Morgan Management and its directly owning

and indirectly owning corporate parents.

690. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for breach of contract against Morgan Management.

691. The Advisory Agreement between the Company and Morgan Management, effective as of June 25, 2001, provides:

> 2. OBLIGATIONS OF AND SERVICES TO BE PROVIDED BY, THE ADVISER. The Adviser undertakes to provide the services hereinafter set forth and to assume the following obligations:
>
> A. INVESTMENT ADVISORY SERVICES.
>
> (i) The *Adviser shall direct the investments of each Portfolio*, subject to and *in accordance with each Portfolio's investment objective, policies and limitations* as provided in its Prospectus and Statement of Additional Information (the "Prospectus") and other governing instruments, as amended from time to time, and any other directions and policies which the Board may issue to the Adviser from time to time.
>
> (ii) The Adviser is authorized, in its discretion and without prior consultation with the Fund, to purchase and sell securities and other investments for each Portfolio.
>
> B. CORPORATE MANAGEMENT SERVICES.
>
> (i) The Adviser shall furnish for the use of the Fund, office space and all necessary office facilities, equipment and personnel for servicing the investments of the Fund.
>
> (ii) The Adviser shall pay the salaries of all personnel of the Fund or the Adviser performing services relating to research, statistical and investment activities.
>
> 5. COMPENSATION OF THE ADVISER. . . . The *value of net assets shall be determined pursuant to the applicable provisions of the Fund's Articles of Incorporation*, its By-Laws and the *1940 Act.*

Advisory Agreement by and between Morgan Keegan Select Fund, Inc., and Morgan Asset Management, Inc., paragraphs 2.A. (i), (ii), B.(i), (ii), and 5 (emphasis supplied).

692. Pursuant to Article FOURTH, part (a), of the Company's Articles of Incorpo-

ration, the purpose of the Company was, *inter alia*, to (emphasis supplied)

> hold, invest and reinvest the funds of the Corporation, ... and to purchase, subscribe for or otherwise acquire, to hold for investment or otherwise, to trade and deal in, ... securities of any corporation,. . . .; and to exercise, as owner or holder of any securities, all rights, powers and privileges in respect thereof, including the right to vote thereon;. . .and *to do any and all acts and things for the preservation, protection*, improvement and enhancement in value of any and all such securities.

693. Pursuant to Section 6.7 of the Company/Funds' Articles of Incorporation, the Company/Funds' Board was required (emphasis supplied)

> to determine, *in accordance with generally accepted accounting principles*, the net income, total assets and liabilities of the Corporation and the *net asset value per Share* of each Series and Class of Shares at such times and by such methods as it shall determine *subject to any restrictions or requirements under the 1940 Act* and the *rules, regulations and interpretations* thereof promulgated or issued by the Securities and Exchange Commission or insofar as permitted by any order of the Securities and Exchange Commission applicable to the Corporation.

The performance of this requirement could be delegated by the Board "to any one or more of the directors and officers of the Corporation, to the Corporation's investment adviser, to the custodian or depository of the Corporation's assets, or to another agent or contractor of the Corporation."

694. Pursuant to Section 10.1 of the Company/Funds' Articles of Incorporation, the Company/Funds' did delegate the requirements and duties described in the preceding paragraph to Morgan Management pursuant to the Advisory Agreement; Section 10.1 provides:

> . . . . The Board of Directors may also in its discretion from time to time enter into an investment advisory or management contract or contracts whereby the other party to such contract shall undertake to furnish to the Board of Directors such management, investment advisory, statistical and research facilities and services and such other facilities and services, if any, and all upon such terms and conditions, as the Board of Directors may in its discretion determine.

695. Pursuant to Section 10.2 of the Company/Funds' Articles of Incorporation, the self-dealing inherent in the negotiations between representatives of the Company/Funds and

Morgan Management is not to provide a basis for invalidating or voiding the Advisory Agreement, and no person performing in such dual capacities on behalf of both the Company/Funds and the counterparty shall be "liable merely by reason of such relationship for any loss or expense to the [Company/Funds] under or by reason of said contract or accountable for any profit realized directly or indirectly therefrom, provided that the contract when entered into was reasonable and fair and not inconsistent with the provisions of this Article TENTH."

696. Pursuant to the Advisory Agreement and the delegation made pursuant to Section 10.1 of the Company/Funds' Articles of Incorporation, Morgan Management took on the responsibility for performing the functions described in Section 6.7 of the Company/Funds' Articles of Incorporation in accordance with the manner and requirements prescribed thereby.

697. Neither Section 6.7, nor Section 10.1, nor any other provision of the Company/Funds' Articles of Incorporation contain a provision exculpating any entity from liability for failing to perform the duties, obligations, and requirements set out in Article FOURTH and Section 6.7 in form or in substance akin to that found in paragraph 7.A. of the Advisory Agreement; furthermore, the Company/Funds' Articles of Incorporation do not contain a provision authorizing the Company/Funds' Board on behalf of the Company/Funds to enter into an agreement that proposes to allow any such exculpation, and the inclusion of any such provision would have violated, and been prohibited by, Section 10.2 as not being "reasonable and fair and not inconsistent with the provisions of [Section 10.1]."

698. Based on the facts alleged herein, Morgan Management, which, pursuant to the above-described delegation and pursuant to paragraph 2.B.(i) and (ii) of the Advisory Agreement, conducted and had complete control over the operations of the Company/Funds at all times relevant herein, breached and/or otherwise violated:

(a) Paragraph 2.A.(i) of the Advisory Agreement in that Morgan Management did

not "direct the investments of each [Fund], subject to and in accordance with each [Fund's] investment objective, policies and limitations as provided in its Prospectus and Statement of Additional Information (the "Prospectus") and other governing instruments";

(b) Paragraph 5 of the Advisory Agreement in that Morgan Management was paid compensation on the basis of net asset values that were not determined pursuant to the applicable provisions of the Fund's Articles of Incorporation, its By-Laws and the 1940 Act;

(c) Article FOURTH of the Company/Funds' Articles of Incorporation in that Morgan Management did not "do any and all acts and things for the preservation, protection, improvement and enhancement in value of any and all [] securities" purchased by the Funds;

(d) Sections 6.7 and 10.1 of the Company/Funds' Articles of Incorporation in that, in connection with its assumption of the responsibility for implementing Section 6.7 pursuant to the delegation pursuant to Section 10.1, Morgan Management did not "determine, in accordance with generally accepted accounting principles, the net income, total assets and liabilities of the Corporation and the net asset value per Share of each Series and Class of Shares at such times and by such methods as it shall determine subject to any restrictions or requirements under the 1940 Act and the rules, regulations and interpretations thereof promulgated or issued by the Securities and Exchange Commission or insofar as permitted by any order of the Securities and Exchange Commission applicable to the Corporation."

699. As a result and in consequence of the breaches and violations described in the preceding paragraph, the Company/Funds incurred substantial losses, for all of which general, special and consequential damages attributable to such breaches Morgan Management

is liable.

700. Because of Morgan Management's expertise in matters of managing mutual funds, the Company/Funds reasonably relied on Morgan Management to manage the Funds' assets in compliance with their respective investment objective, policies and restrictions and representations regarding the manner in which the Funds would be managed.

701. In addition to the wrongful conduct by the Defendant Morgan Management alleged herein, if, as Defendant PwC contends, the one-year statute of limitations began to run on claims against PwC arising from its deficient audit of the Company/Funds' 2006 financial statements, Defendant Morgan Management further breached its contract in failing to take any action to timely preserve or pursue the Company/Funds' claims against PwC, as by informing the Company/Funds of such claims.

702. Regions is liable for the breaches and violations alleged in this Count I because the Funds and services offered by Morgan Management were marketed with the Regions brand, and investors were induced to avail themselves of the investment opportunities offered by the Funds as part of the Regions network of financial services.

703. Because of the lack of a true and real arm's-length relationship between the Company/Funds and Morgan Management and the attempt to embed in the Advisory Agreement a waiver of any infirmities that might otherwise be found to taint the Advisory Agreement because of such self-dealing, the Advisory Agreement and the Articles of Incorporation are to be strictly construed and all ambiguities resolved against Morgan Management.

704. The exculpatory language of Section 7.A. of the Advisory Agreement relates solely to negligence but does not apply to breach of contract; to the extent that Section 7.A. is interpreted to apply to breach of contract, and to the extent that Section 6.7 of the Company/Funds' Articles of Incorporation encompasses requirements prescribed by, or pursuant to, the 1940 Act and the rules and regulations thereunder, Section 7.A. is void and ineffec-

tive pursuant to Section 47(a) of the 1940 Act.

COUNT II
BREACH OF CONTRACT: MORGAN KEEGAN

705. This Count II is asserted against Morgan Keegan.

706. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for breach of contract against Morgan Keegan.

707. Morgan Keegan was the distributor of the Fund's shares pursuant to an Underwriting Agreement between the Fund and Morgan Keegan dated March 30, 2001 ("Underwriting Agreement"). The Funds' shares were continuously offered for sale and, once sold, were subject to the Funds' continuing offers to redeem pursuant to the Funds' obligations in connection with their issuance of redeemable shares of their common stock.

708. The Underwriting Agreement obligated Morgan Keegan to provide certain services and to bear certain expenses in connection with the sale of the Funds' shares, including, but not limited to: distribution of prospectuses and reports to prospective shareholders; preparation and distribution of sales literature and advertising; administrative and overhead cost of distribution such as the allocable costs of executive office time expended on developing, managing and operating the distribution program; operating expenses of branch offices, sales training expenses, and communication expenses.

709. Morgan Keegan compensated investment brokers of Morgan Keegan and other persons who engaged in or supported distribution of shares and shareholder service based on the sales for which they were responsible and the average daily net asset value of fund shares in accounts of their clients. Morgan Keegan also paid special additional compensation and promotional incentives, from time to time, to investment brokers for sales of Fund shares. Pursuant to the Underwriting Agreement, as in effect during all times relevant

herein, Morgan Keegan received as compensation for its services a 3.0% sales charge on most purchases of the Funds' shares.

710. Morgan Keegan provided accounting services to each Fund, which included, *inter alia*, portfolio accounting, valuation of the Funds' securities, financial reporting, and compliance control.

711. The Underwriting Agreement provides, *inter alia*:

> 1. . . . The Fund authorizes the Distributor, as exclusive agent for the Fund, subject to applicable federal and state law and the Articles of Incorporation and By-laws of the Fund: (a) to promote the Fund; (b) to solicit orders for the purchase of the Shares of subject to such terms and conditions as the Fund may specify; and (c) to accept orders for the purchase of the Shares on behalf of the applicable Portfolio. The Distributor shall comply with all applicable federal and state laws . . . .

712. The Fund Accounting Service Agreement and between the Company and Morgan Keegan, dated August 21, 2000, provides, *inter alia*:

> WHEREAS, Morgan Keegan is a brokerage firm, and is capable of providing, among other things, record keeping and fund accounting services in accordance with the 1940 Act, and the Securities Exchange Act of 1934 (the "1934 Act"), and the current prospectus of the Fund as filed with the Securities and Exchange Commission under the Securities Act of 1933 (the "1933 Act");
>
> . . .
>
> 1. SERVICES. Morgan Keegan agrees to provide all mutual fund accounting services to the Fund on behalf of each Portfolio required to conduct the business of the Fund or otherwise required under the 1940 Act, except such services as are normally performed by the investment adviser, the Fund's independent accountant, and the officers of the Fund. Such services shall include, without limitation, the following:
>
> A. PORTFOLIO ACCOUNTING SERVICES:
>
> . . .
>
> (3) For each security identified by the Fund on behalf of each Portfolio for pricing, obtain a price for each valuation date from a pricing source approved by the Fund's Board of Directors. Apply the price to the security's portfolio position to determine its market value as

of valuation day. In the event that a price for a given security identified for pricing is not available from the normal pricing sources for a given valuation date, obtain a price from alternative source or sources identified by the Fund's investment adviser.

(4) For each security not identified for pricing, determine its market value as of each valuation date using a method identified by the Fund from among the following:

(a) Market value equals book value;

(b) Market value equals face value;

(c) Market value equals book value less any amortization balance or plus any accretion balance (amortized cost method);

(d) Another method approved by the Fund's Board of Directors or its Valuation Committee.

. . .

(9) Provide the portfolio-based reports requested in writing by the Fund or the Fund's investment adviser in a format as agreed to from time to time. Issue requested reports to the recipient and with the frequency identified in the request.

C. FUND VALUATION AND FINANCIAL REPORTING SERVICES:

(1) Account for share purchases, sales, exchanges, transfers, dividend reinvestment, and other share activity as reported on a timely basis by the Fund's transfer agent.

. . .

(3) . . . as of each valuation date produce the set of financial statements in the format agreed to from time to time. Issue the statements to the recipients identified in writing by the Fund on behalf of each Portfolio and with the specified frequency.

(4) For each day the Fund is open as defined in the Fund's prospectus, determine net asset value according to the accounting policies and procedures set forth in the Fund's prospectus.

(5) Calculate per share net asset value, per share net earnings, and other per share amounts reflective of Fund and Portfolio operation at such time as required by the nature and characteristics of the Fund and each Portfolio. . . ..

(6) Communicate per share price for each valuation date to newspapers,

the Fund's transfer agent, the Fund's investment adviser, and other parties as specified by the Fund's Administrator.

(7) Prepare a monthly proof package of reports in the format agreed to from time to time which documents the adequacy of accounting detail to support month-end ledger balances and reports. Distribute this package to the recipients identified in writing by the Fund behalf of each Portfolio.

. . .

E. COMPLIANCE CONTROL SERVICES:

(1) Make the Fund's accounting records and the requested portfolio-based reporting identified above available to the investment adviser upon request in a timely fashion so as to support their compliance-monitoring review. Provide the compliance reporting in the format requested by the Fund. Issue the requested reports to the recipients and with the frequency identified in this request.

(2) Make the Fund's accounting records and the requested portfolio-based and compliance reporting identified above available upon request in a timely fashion, to the Fund's financial accountant, so as to support the Fund's compliance with all applicable regulatory filings including N-1A filings, N-SAR filing and any applicable IRS filings, and preparation of the Fund's financial statements.

(3) Make the Fund's accounting records identified above available upon request to Securities and Exchange Commission representatives, to the Fund's auditors and to designated Fund agents for their review as to the propriety of the Fund's accounting records and the Fund's operations.

(4) Maintain at Morgan Keegan's expense, and preserve at the Fund's expense in accordance with the 1940 Act and the rules thereunder, all such accounting records, which shall at all times be the property of the Fund.

. . .

3. RESPONSIBILITY OF MORGAN KEEGAN & COMPANY, INC. Morgan Keegan shall be held to the exercise of reasonable care in carrying out the provisions of this Agreement, but shall be indemnified by and shall be without liability to the Fund for any action taken or omitted by it in good faith without negligence or willful misconduct. Morgan Keegan shall be entitled to rely on and may act upon

> the reasonable advice of the Fund's auditors or of counsel (who may be counsel of the Fund) on all matters, and shall not be liable for any action reasonably taken or omitted pursuant to such advice.
>
> . . .

713. Morgan Keegan, which had complete control over the distribution of the Funds' shares and over the accounting and asset valuation functions of the Company/Funds, breached and/or otherwise violated:

(a) The Underwriting Agreement by failing to (i) comply with applicable federal and state laws in connection with its distribution of the Funds' shares, (ii) ensure that the Funds' registration statement and prospectuses did not contain fraudulent or misleading financial or other information or omit material facts, (iii) exercise, in connection with the distribution of the Company/Funds' shares, the requisite due diligence to ferret out all material facts relating to the Funds so that they may be disclosed, including all material facts bearing on the Funds' financial condition and the Funds' investment practices and risks, (iv) ensure that the Funds' June 30, 2006 annual financial statements and report and December 31, 2006 semi-annual financial statements and report were not false and misleading, and (v) that all sales materials accurately described the risks of the Funds and did not contain promises, representations, or other matters that should not have been made because they inaccurately portrayed the risk profile of the Funds or the manner in which they were being managed;

(b) The Fund Accounting Service Agreement by failing to (i) ensure that the Funds' financial statements accurately and fully complied with GAAP and applicable SEC rules and regulations, including the disclosure of the Funds' violations of their respective investment objectives, policies and restrictions, (ii) ensure that the Funds' June 30, 2006 annual financial statements and report and December 31, 2006 semi-annual financial statements and report were not

false and misleading, (iii) properly value the Funds' investments and disclose the uncertainty inherent in such valuations and the effect of such uncertain on the Funds respective NAVs in view of the magnitude of the Funds' fair valued investments; (iv) ensure that the Funds complied with their investment objective, policies and restrictions; and (v) ensure that internal control was adequate to detect and avoid risks that were incompatible with the Funds' investment objectives and representations regarding how the Funds would be managed.

714. As a result and in consequence of the breaches and violations described in the preceding paragraph, the Company/Funds incurred substantial losses, for all of which general, special and consequential damages attributable to such breaches Morgan Keegan is liable.

715. In addition to the wrongful conduct by the Defendant Morgan Keegan alleged herein, if, as Defendant PwC contends, the one-year statute of limitations began to run on claims against PwC arising from its deficient audit of the Company/Funds' 2006 financial statements, Defendant Morgan Keegan further breached its contract in failing to take any action to timely preserve or pursue the Company/Funds' claims against PwC, as by informing the Company/Funds of such claims.

716. Because of Morgan Keegan's expertise in matters of administering mutual funds and distributing securities to public investors, the Company/Funds properly relied on Morgan Keegan to inform them of any financial or other matters or risks that would adversely affect them and their assets or that required disclosure in their registration statement, prospectus, SAI, or annual and semi-annual reports or advertising.

COUNT III

BREACH OF FIDUCIARY DUTY: OFFICERS AND DIRECTORS

717. This Count III is asserted against the Defendant officers and directors of the Company and the Funds (hereinafter "Individual Fiduciary Defendants").

718. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for breach of fiduciary duty against the Individual Fiduciary Defendants.

719. By reason of their positions as directors of the Company/Funds, the Individual Fiduciary Defendants owed the Company/Funds and its/their shareholders the fiduciary obligations of good faith, trust, loyalty, candor, and due care, and were required to use their utmost ability to manage the Company/Funds in a fair, honest, and equitable manner and to protect and preserve the Funds' assets.

720. The Individual Fiduciary Defendants were required to act solely in furtherance of the best interests of the Company/Funds and its/their shareholders so as to benefit all shareholders equally and not in furtherance of their personal interest or benefit or in furtherance of the interest or benefit of the Defendant officers and employees herein.

721. The Individual Fiduciary Defendants were able to and did exercise control over the wrongful acts complained of herein.

722. To discharge their duties, the Defendant officers and employees were required to act reasonably and prudently with respect to the management, policies, practices and controls of the Company/Funds, to wit:

(a) Exercise good faith and due care in ensuring that the assets of the Company/Funds were managed and administered in a manner that complied in all respects with the Funds' respective investment objectives, policies, restrictions, and representations to the Funds' shareholders and with all applicable federal and state laws, rules, regulations and requirements;

(b) Exercise good faith and due care in ensuring that the Funds were not managed in a manner that exposed them to risks beyond what was contemplated by their respective investment objectives, policies, restrictions, and representations to

the Funds' shareholders;

(c) Exercise good faith and due care in supervising the preparation, filing and/or dissemination of financial statements, press releases, audits, reports or other information required by law, and in examining and evaluating any reports or examinations, audits, or other financial information concerning the financial condition of the Company/Funds; and

(d) Exercise good faith and due care in ensuring that the Company's financial statements were prepared in accordance with GAAP.

723. To discharge their duties, the Defendant directors were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the Company/Funds and the management thereof by Morgan Management and Morgan Keegan and the Funds' officers and employees, to wit:

(a) Exercise good faith and due care in ensuring that the assets of the Company/Funds were managed and administered by the Funds' officers, Morgan Management and Morgan Keegan in a manner that complied in all respects with the Funds' respective investment objectives, policies, restrictions, and representations to the Funds' shareholders and with all applicable federal and state laws, rules, regulations and requirements;

(b) Exercise good faith and due care in ensuring that the Funds were not managed in a manner that exposed them to risks wholly beyond what was contemplated by their respective investment objectives, policies, restrictions, and representations to the Funds' shareholders;

(c) Exercise good faith and due care in supervising the preparation, filing and/or dissemination of financial statements, press releases, audits, reports or other information required by law, and in examining and evaluating any reports or examinations, audits, or other financial information concerning the financial

condition of the Company/Funds; and

(d) Exercise good faith and due care in ensuring that the Company's financial statements were prepared in accordance with generally accepted accounting principles GAAP.

724. The Defendant directors, and particularly the Defendant directors who were members of the Audit Committee, were responsible for maintaining and establishing adequate internal accounting for the Company/Funds and to ensure that the Funds' financial statements were based on accurate financial information. According to GAAP, to accomplish the objectives of accurately recording, processing, summarizing, and reporting financial data, a corporation must establish an internal accounting control structure. Among other things, the Individual Fiduciary Defendants were required to:

(a) Make and keep books, records, and accounts, which accurately and fairly reflect the transactions and dispositions of the assets of the issuer; and

(b) Devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that –

(1) transactions are executed in accordance with management's authorization;

(2) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP.

725. The Defendant directors, and particularly the Defendant directors who were members of the Audit Committee, were responsible for maintaining and establishing adequate risk management for the Company/Funds to ensure that the risks being assumed by the Funds as a result of how their assets were managed by Morgan Management and the Funds' officers were consistent with the Funds' respective stated investment objectives, policies, restrictions and representations made to the Funds' investors.

726. The Company/Funds' Articles of Incorporation, Section 11.1, provides, "To

the maximum extent permitted by applicable law (including Maryland law and the 1940 Act) as currently in effect or as it may hereafter be amended, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages." Although, pursuant to the Maryland Code, §§ 2-405.2 and 5-418, as relevant herein, officers and directors can be liable for money damages to the corporation only for active and deliberate dishonesty, pursuant to the 1940 Act §§ 17(h) and 47(a), Section 11.1 is void, so that the officers and directors of the Company/Funds are liable to the Company/Funds for willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their respective offices.

727. Pursuant to Maryland Code § 2-405.1, a director shall perform his duties as a director, including his duties as a member of a committee of the board on which he serves: (1) in good faith; (2) in a manner he reasonably believes to be in the best interests of the corporation; and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances.

728. The Funds were required to adhere to their respective investment objectives, policies and restrictions, and the Individual Fiduciary Defendants were required to manage the Funds in compliance with said investment objectives, policies and restrictions.

729. By their failure to manage the Funds in compliance with said investment objectives, policies and restrictions, the Individual Fiduciary Defendants violated the 1940 Act § 13.

730. By their conduct, the Individual Fiduciary Defendants did not act in good faith but intentionally and knowingly, in bad faith, with gross negligence or reckless disregard of their duties and of the information either known, or readily available, to them regarding the manner in which the Funds were being managed, engaged in the waste of the Funds' assets and, in so doing, breached their fiduciary duties, as alleged herein.

731. In addition to the wrongful conduct by the Individual Fiduciary Defendants al-

leged herein, if, as Defendant PwC contends, the one-year statute of limitations began to run on claims against PwC arising from its deficient audit of the Company/Funds' 2006 financial statements, the Individual Fiduciary Defendants further breached their fiduciary duty in failing to take any action to timely preserve or pursue the Company/Funds' claims against PwC.

732. As a direct and proximate result of the Individual Fiduciary Defendants' breaches of their fiduciary duties, the Company/Funds sustained damages.

COUNT IV
BREACH OF FIDUCIARY DUTY: CORPORATE DEFENDANTS

733. This Count IV is asserted against Defendants Morgan Keegan and Morgan Management and their immediate and ultimate parent corporations, including Holding and Regions ("Corporate Defendants").

734. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for breach of fiduciary duty against the Corporate Defendants.

735. Regions Bank, through RMK Trust and its delegees (Morgan Keegan and Morgan Management), was a principal source of assets contributed to the Funds for investment by them. Regions, through Regions Bank and RMK Trust, and through its aggressive cross-branding and cross-marketing of the Regions and Morgan Keegan brands, utilizing Regions Bank branches and Morgan Keegan offices and various advertising Regions and Morgan Keegan media and outlets (e.g., the Internet) and other distribution channels, offered, sold, and distributed the Funds' shares.

736. As of the date of the initiation of this action, the Funds' shareholders had not elected the Company/Funds' directors since June 26, 2003; the Company/Funds did not during all times relative herein hold annual shareholder meetings for the purpose of electing di-

rectors. The directors serving on the date this action was initiated were initially selected by Morgan Management and/or Morgan Keegan, and the Funds' directors were not subject to annual election by the Funds' shareholders.

737. Because the Funds' shareholders did not annually elect the Funds' directors, Morgan Management and Morgan Keegan effectively controlled the Company/Funds and, therefore, owed a fiduciary duty to the Funds and their shareholders. Also, because of its prominent role in distributing the Funds' shares and assisting the Funds in gathering assets to be managed by its subsidiaries, and because it controlled Morgan Management and Morgan Keegan, Regions likewise owed a fiduciary duty to the Funds and their shareholders.

738. Given their dominance over the Company/Funds' Board, Morgan Management and Morgan Keegan usurped or were delegated the Board's functions and performed the functions of the Board through their agents the nominal directors of the Company/Funds. Additionally, pursuant to the Advisory Agreement and Fund Accounting Service Agreement, Morgan Management and Morgan Keegan, respectively, were given the management of the Funds, as a result of which Morgan Management and Morgan Keegan assumed the fiduciary responsibilities of management to the Funds and Regions assumed the fiduciary responsibilities of controlling Morgan Management and Morgan Keegan and as a result of its cross marketing and cross branding the Regions and Morgan Keegan brands.

739. The fiduciary duty owed by the Corporate Defendants to the Company/Funds is also derived from the delegation by Regions' RMK Trust subsidiary of its fiduciary responsibilities regarding its trust and other fiduciary accounts to Morgan Keegan and Morgan Management, which, in turn, caused the RMK Trust accounts to be invested in the Funds.

740. In 2006 and early 2007, Regions determined that the subprime credit market was headed for trouble and acted on that determination by selling its subprime lending unit, EquiFirst Corporation. Regions either (i) did not inform Morgan Management and Morgan

Keegan and the Defendant officers and directors of its view of the subprime market, even though it was obliged to do so, or (ii) it did so inform either or both of Morgan Keegan and Morgan Management but not the Defendant officers and directors, even though Regions, Morgan Keegan and Morgan Management were obliged to do so and Morgan Keegan and Morgan Management ignored such information, or (iii) Morgan Management, Morgan Keegan and the Defendant officers and directors were so informed but Defendant officers and directors, Morgan Keegan and Morgan Management ignored such information and failed to take measures necessary to avoid the losses the Funds' incurred later in 2007 and 2008.

741. The Funds were required to adhere to their respective investment objectives, policies and restrictions, and the Corporate Defendants were required to manage the Funds in compliance with said investment objectives, policies and restrictions.

742. By their failure to manage the Funds in compliance with said investment objectives, policies and restrictions, the Corporate Defendants violated the 1940 Act § 13.

743. The proscription in Section 11.1 of the Company/Funds Articles of Incorporation against money damages relates only to officers and directors who are natural persons and not to corporations that act as the functional equivalent of a board of directors and management.

744. The Corporate Defendants did not act in good faith but intentionally and knowingly, in bad faith, with gross negligence or reckless disregard of their duties, mismanaged the Funds and thereby engaged in the waste of the Funds' assets and, in so doing, breached their fiduciary duties.

745. In addition to the wrongful conduct by Corporate Defendants alleged herein, if, as Defendant PwC contends, the one-year statute of limitations began to run on claims against PwC arising from its deficient audit of the Company/Funds' 2006 financial statements, Defendant Morgan Keegan further breached their fiduciary duty in failing to take any

action to timely preserve or pursue the Company/Funds' claims against PwC, as by informing the Company/Funds of such claims.

746. As a direct and proximate result of the Corporate Defendants' breaches of their fiduciary duties, the Company/Funds sustained damages in an amount to be proved at trial.

COUNT V
NEGLIGENCE: MORGAN KEEGAN

747. This Count V is asserted against Morgan Keegan based on the Fund Accounting Service Agreement.

748. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for negligence against Morgan Keegan.

749. The conduct alleged herein to be the basis for this claim against Morgan Keegan occurred within the three years preceding the filing of this action. This action has been commenced (i) within one year of the date on which Plaintiffs first discovered, or should have discovered, the facts constituting the basis for this claim by the exercise of reasonable diligence or (ii) within one year of the date on which the Funds were injured or became aware of their injury.

750. Pursuant to the Fund Accounting Service Agreement, Morgan Keegan, agreed to be "held to the exercise of reasonable care in carrying out the provisions of [said] Agreement." Morgan Keegan and the Company further agreed that Morgan Keegan would be "without liability to the [Company] for any action taken or omitted by it in good faith," provided that Morgan Keegan was not negligent or did not engage in willful misconduct.

751. Morgan Keegan, *inter alia*:

(a) Performed accounting, asset valuation and compliance services for the Com-

pany/Funds;

(b) Prepared, reviewed, or was required to review, disclosures in the Company/Funds' registration statement and amendments thereto and advertising and other sales materials; and

(c) Performed due diligence in connection with the distribution of the Funds' shares.

752. The Company/Funds and their management and Board relied upon the expertise of Morgan Keegan with respect to those matters that Morgan Keegan undertook to perform pursuant to the Fund Accounting Service Agreement and in accordance with, and as limited by, the Company's Articles of Incorporation.

753. Morgan Keegan owed to the Company/Funds a duty of due care in connection with the manner in which it rendered the services pursuant to the Fund Accounting Service Agreement and in accordance with the Company's Articles of Incorporation.

754. Morgan Keegan owed to the Company/Funds a duty of due care, which duty is derived from its role in undertaking to manage the Company/Funds and provide services needed by the Company/Funds in place of the Company/Funds' own employees, to assure the Funds and their officers and directors that:

(a) The Funds stated their financial statements, as they appeared in the Funds' respective annual, semi-annual, and quarterly reports, accurately, completely and fully in compliance with GAAP;

(b) The Funds' management and directors were informed of those matters of which, under the circumstances pertaining to the Funds in 2006, they should have been informed, as described herein;

(c) The Funds were being properly managed in compliance with their respective investment objectives, policies and restrictions;

(d) The Funds' registration statement and prospectus pursuant to which the RMK

Defendants caused the Funds to offer to sell and sold to the investing public, and offer to purchase (redeem) and purchased (redeemed) from the Funds' shareholders, shares of the Funds' common stock in 2006 and 2007 did not contain fraudulent or misleading financial information and fully disclosed all material facts, particularly with respect to the concentration, credit, liquidity and valuation risks inherent in the Funds' portfolios and Morgan Keegan's failure to comply with the Funds' respective investment objectives, policies and restrictions.

755. With respect to the functions and services performed or rendered as described in the preceding paragraphs 751, 754 and elsewhere herein, Morgan Keegan breached the duty of due care owed to the Company/Funds.

756. In addition to the wrongful conduct by the Defendant Morgan Keegan alleged herein, if, as Defendant PwC contends, the one-year statute of limitations began to run on claims against PwC arising from its deficient audit of the Company/Funds' 2006 financial statements, Defendant Morgan Keegan was further negligent, delinquent, and acted with reckless disregard in failing to take any action to timely preserve or pursue the Company/Funds' claims against PwC, as by informing the Company/Funds of such claims.

757. But for Morgan Keegan's negligence, the Company/Funds would not have suffered the substantial losses they did suffer, and such losses were the proximate or foreseeable consequence of Morgan Keegan's negligence.

758. As a result of Morgan Keegan's negligence, the Company/Funds have been damaged and are entitled to recover damages from Morgan Keegan in an amount to be proved at trial.

COUNT VI
NEGLIGENCE: MORGAN MANAGEMENT

759. This Count VI is asserted against Morgan Management based on the Advisory

Agreement and, or as limited by, the Company/Funds Articles of Incorporation.

760. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for negligence against Morgan Management.

761. The conduct alleged herein to be the basis for this claim against Morgan Management occurred within the three years preceding the filing of this action. This action was commenced (i) within one year of the date on which Plaintiffs first discovered, or should have discovered, the facts constituting the basis for this claim by the exercise of reasonable diligence or (ii) within one year of the date on which the Funds were injured or became aware of their injury.

762. The proscription in Section 11.1 of the Company/Funds Articles of Incorporation against money damages relates only to officers and directors who are natural persons and not to corporations; Section 11.1 does not authorize the Company/Funds to enter into an agreement that exempts a business entity from liability for negligence.

763. Section 7.A. of the Advisory Agreement that purportedly exculpates Morgan Management from damages for negligence is void and unenforceable because there is nothing in the Company/Funds Articles of Incorporation that authorized the Company/Funds' board of directors and/or Morgan Management to include such an exculpatory provision in the Advisory Agreement. *See* Articles of Incorporation, Sections 6.7, 10.1, and 10.2; *see also* paragraphs 694, 695, 704 and 743 above.

764. While Section 10.2 of the Company/Funds Articles of Incorporation attempts to preclude self-dealing as the sole basis for invalidating or voiding agreements, or provisions of such agreements, between the Company/Funds and Morgan Management. Section 10.2 also includes a critical proviso to the attempted self-dealing immunity: "provided that the contract when entered into was reasonable and fair…." An investment advisory agree-

ment between a registered investment company and its investment adviser, pursuant to which the investment adviser is given complete control over the investment company and its management, that exempts the investment adviser from liability for negligence is not "reasonable and fair." Upon information and belief, the investment advisory agreements between Morgan Management and/or Morgan Keegan its individual private client separate accounts do not exculpate Morgan Management and/or Morgan Keegan from liability for negligence in the management of such accounts. The investment advisory agreements for such individual private client separate accounts, which were presumably negotiated at arm's-length, are a basis for determining what is "reasonable and fair" in this circumstance.

765. Morgan Management, *inter alia*:

(a) Was supposed to direct and manage the investments of each of the Funds in a manner that complied with each Fund's investment objectives, policies and restrictions and representations to the Funds' existing and prospective shareholders;

(b) Was supposed to determine the value of each Fund's net assets in accordance with the Company/Funds Articles of Incorporation and the ICA.

(c) Should have assisted Morgan Keegan in its due diligence in connection with the distribution of the Funds' shares by reviewing the Company/Funds' registration statement, annual, semi-annual, and quarterly reports and sales materials to determine that they did not contain false and misleading statements and included all material facts.

766. The Company/Funds and its Board (Defendant directors) relied upon the expertise of Morgan Management with respect to those matters that Morgan Management undertook to perform pursuant to the Advisory Agreement and in accordance with, and as limited by, the Company's Articles of Incorporation.

767. Morgan Management owed to the Company/Funds a duty of due care in con-

nection with the manner in which it rendered its services pursuant to the Advisory Agreement and in accordance with the Company's Articles of Incorporation, which duty is derived from its role in undertaking to manage the Company/Funds in place of the Company/Funds' own employees.

768. Morgan Management owed to the Company/Funds a duty of due care, which duty is derived from its role in undertaking to manage the Company/Funds and provide services needed by the Company/Funds in place of the Company/Funds' own employees, to assure the Funds and their officers and directors that:

(a) The Funds stated their financial statements, as they appeared in the Funds' respective annual, semi-annual, and quarterly reports, accurately, completely and fully in compliance with GAAP;

(b) The Funds' and Defendant directors were informed of those matters of which, under the circumstances pertaining to the Funds in 2006, they should have been informed, as described herein;

(c) The Funds were being properly managed in compliance with their respective investment objectives, policies and restrictions and representations to the Funds' existing and prospective shareholders;

(d) The Funds' registration statement and prospectus pursuant to which the RMK Defendants caused the Funds to offer to sell and sold to the investing public, and offer to purchase (redeem) and purchased (redeemed) from the Funds' shareholders, shares of the Funds' common stock in 2006 and 2007 did not contain fraudulent or misleading financial information and fully disclosed all material facts, particularly with respect to the concentration, credit, liquidity and valuation risks inherent in the Funds' portfolios and Morgan Management's failure to comply with the Funds' respective investment objectives, policies and restrictions.

769. With respect to the functions and services performed or rendered as described in the preceding paragraphs 765, 768 and elsewhere herein, Morgan Management breached the duty of due care owed to the Company/Funds.

770. In addition to the wrongful conduct by the Defendant Morgan Management alleged herein, if, as Defendant PwC contends, the one-year statute of limitations began to run on claims against PwC arising from its deficient audit of the Company/Funds' 2006 financial statements, Defendant Morgan Management was further negligent, delinquent, and acted with reckless disregard in failing to take any action to timely preserve or pursue the Company/Funds' claims against PwC, as by informing the Company/Funds of such claims.

771. But for Morgan Management's negligence, the Company/Funds would not have suffered the substantial losses they did suffer, and such losses were the proximate or foreseeable consequence of Morgan Management's negligence.

772. As a result of Morgan Management's negligence, the Company/Funds have been damaged and are entitled to recover damages from Morgan Management in an amount to be proved at trial.

COUNT VII
NEGLIGENCE: PWC

773. This Count VII is asserted against PwC as the auditor of the Funds' financial statements for its fiscal year ended June 30, 2006 and in connection with its review of the Funds' semi-annual report for December 31, 2006 and its review of the Funds' prospectus and registration statement dated November 1, 2006.

774. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for negligence against PwC.

775. The conduct alleged herein to be the basis for this claim against PwC occurred

within the three years preceding the filing of this action. This action was commenced (i) within one year of the date on which Plaintiffs first discovered, or should have discovered, the facts constituting the basis for this claim by the exercise of reasonable diligence or (ii) within one year of the date on which the Funds were injured or became aware of their injury.

776. PwC consented to being named in the Funds' registration statement, as amended August 31, 2006 and October 30, 2006, as having prepared or certified portions of the registration statement or as having prepared or certified reports used in connection with the registration statement. Liability is asserted herein against PwC in connection with those portions of the registration statement and amendments thereto prepared or certified by PwC or otherwise attributable to statements or reports prepared or certified by PwC and those statements therein made by PwC based on its authority and professional expertise.

777. PwC:

(a) Performed accounting and auditing services in connection with such registration statements and amendments;

(b) Reviewed, or was required to review, those disclosures in such registration statement and amendments thereto related to matters for which it had responsibility as the auditor of the Funds' 2006 financial statements; and

(c) Reviewed, or was required to review, or offered to review, which offer, if made, was accepted by the Funds' officers and directors and relied upon by said persons, the extent to which the Funds were managed in a manner consistent with their investment objectives and restrictions as disclosed in such registration statements and otherwise and in compliance with applicable laws, rules and regulations.

778. The Company/Funds and their management and Board relied upon the PwC's expertise with respect to those matters for which, as the auditor of the Funds' financial

statements, PwC was responsible or which PwC undertook to perform in connection with such registration statements and audits of the Funds' financial statements. The Company/Funds' and their management and Board's reliance on PwC was reasonable and justified because PwC invited such reliance, held itself out as expert in these matters, and agreed and undertook to perform its services in the manner required of certified public accountants.

779. PwC conducted its audit of the Company/Funds' 2006 annual financial statements, and prepared its audit report, for the benefit of the Funds and their management, directors and shareholders. PwC issued a management letter to the Funds' officers for the benefit of the Funds and their shareholders. PwC addressed its audit report to the Company/Funds' Board and shareholders, addressed its management letter to the Company/Funds' officers, and conducted such audit and prepared such report and letter with knowledge that the Funds' management and directors were the intended recipients of such report and letter and the Funds' 2006 financial statements, that such audit was being conducted for their benefit, and that they would rely on such reports in connection with carrying out their responsibilities as managers and directors of the Funds.

780. PwC conducted its reviews of the Funds' December 31, 2006 semi-annual financial statements for the benefit of the Funds' management, directors and shareholders. PWC conducted such reviews with knowledge derived from its audit of the Funds' 2006 annual financial statements and with knowledge that the Funds' management, directors and shareholders were the intended recipients of the Funds' semi-annual financial statements, and that the Funds' management and directors would rely on the Funds' semi-annual financial statements in connection with carrying out their responsibilities as managers and directors of the funds. PwC addressed its report on its review of the Company/Funds' December 31, 2006 financial statements to the officers and directors of the Company/Funds but not to the Company/Funds' shareholders.

781. PwC owed to the Company/Funds and their management and directors a duty

to provide the information contained in its report on the Funds' 2006 financial statements. This duty arose, in part, from its role as a certified public accountant and, in part, because PwC addressed its reports on the Funds' financial statements to the Funds' directors and management and because the Funds' directors annually selected PwC as the auditor of the Funds' financial statements. PwC was able to foresee, and did foresee, that the Funds' June 30, 2006 audited annual, and December 31, 2006 reviewed semi-annual, financial statements, its reports thereon and its management letter would be relied upon by the Funds' management and directors.

782. PwC owed to the Company/Funds and their management and directors a duty of due care in connection with its audit of the Funds' 2006 annual financial statements and its review of the Funds' December 31, 2006 semi-annual financial statements

783. The Funds filed with the SEC amendments to their registration statement after August 21, 2006 so that the Funds could continue to sell and redeem their shares. PwC performed accounting and auditing services in connection with such amendments, read the disclosures in such registration statement and amendments thereto, and ascertained or assured that, or was required to ascertain or assure that, the presentation of the Funds' 2006 financial statements, or financial information derived from such financial statements, in such registration statements or amendments thereto, was in accordance with GAAP. The Funds and their Board relied upon the expertise of PwC with respect to matters of accounting and auditing the Funds' financial statements in connection with each such registration statement and amendment thereto.

784. PwC performed accounting and auditing services in connection with the Funds' Form N-SAR report filed with the SEC.

785. During the period relevant herein, PwC read the Funds' annual and semi-annual reports to their shareholders, releases announcing operating results and dividends, and all other statements by the Funds' management that incorporated or referenced all or

portions of the Funds' audited financial statements (as required by AU §§ 551 and 711), and was required to ascertain or assure that the presentation of the Funds' financial statements was in accordance with GAAP.

786. PwC owed to the Company/Funds a duty of due care to assure the Funds and their officers and directors that:

(a) The Funds stated their financial statements accurately, completely and fully in compliance with GAAP and applicable SEC rules and regulations;

(b) It performed its audits of the Funds' financial statements in accordance with GAAS;

(c) The Funds' management and directors were informed of those matters of which, under the circumstances pertaining to the Funds in 2006, they should have been informed, as described herein;

(d) In accordance with their audit of the Funds' 2006 annual financial statements pursuant to which PwC was required to provide such assurance, the Funds were being properly managed in compliance with their respective investment objectives, policies and restrictions or, if they were not, PwC would disclose to the Funds and their management and directors the extent to which the Funds were not being so managed, and, further, if such mismanagement was not corrected, to disclose same to the SEC and the Funds' shareholders;

(e) The Funds' registration statement and prospectus pursuant to which the RMK Defendants caused the Funds to offer to sell and sold to the investing public, and offer to purchase (redeem) and purchased (redeemed) from the Funds' shareholders, shares of the Funds' common stock in 2006 and 2007 did not contain fraudulent or misleading financial information and fully disclosed all material facts, particularly with respect to the liquidity and valuation risks inherent in the Funds' portfolios and Morgan Keegan's and Morgan Manage-

ment's failures to comply with the Funds' respective investment objectives, policies and restrictions.

787. PwC breached each of the duties described in the preceding paragraph.

788. Because of PwC's expertise in matters of accounting and auditing and other offered services, the Funds and the RMK Defendants properly relied on PwC to inform them of any financial or other matters that are the subject of the audit of a registered investment company's financial statements, or of the other offered services, that would adversely affect the Funds.

789. With respect to the functions and services performed or rendered as described in the preceding paragraphs 777-86, PwC failed to exercise that degree of diligence and due care that the Company/Funds and their management and directors were entitled to expect of a professional services firm such as PwC.

790. But for PwC's negligence, the Company/Funds would not have suffered the substantial losses they did suffer, and such losses were the proximate or foreseeable consequence of PwC's negligence.

791. As a result of PwC's negligence, the Company/Funds have been damaged and are entitled to recover damages from PwC in an amount to be proved at trial.

COUNT VIII
CONTRIBUTION

792. This Count VIII is asserted against all Defendants.

793. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

794. The Company is otherwise entitled to contribution from Defendants with respect to any liability incurred by the Company under the Securities Act of 1933 in connection with pending class actions against the Company.

COUNT IX
NEGLIGENT MISREPRESENTATION: CORPORATE DEFENDANTS

795. This Count IX is asserted against Morgan Keegan, Morgan Management, Holding, and Regions ("Corporate Defendants").

796. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim of negligent misrepresentation against the Corporate Defendants.

797. The Corporate Defendants explicitly or implicitly represented to the Funds and their directors that Morgan Management and Morgan Keegan were managing and administering the Funds in accordance with the Company/Funds' Articles of Incorporation, the Advisory Agreement, the Fund Accounting Service Agreement, applicable statutes, rules and regulations, and the Funds' respective investment objectives, policies and restrictions, when, as set forth above, they were not.

798. The Corporate Defendants explicitly or implicitly represented to the Funds and their directors that the Company/Funds' 2006 financial statements were presented accurately, completely and fully in compliance with GAAP, when they were not.

799. Morgan Management and Morgan Keegan owed to the Company/Funds a duty of due care to assure that the Funds stated their financial statements accurately, completely and fully in compliance with GAAP, that the Funds were managed and administered in compliance with their respective investment objectives, policies and restrictions, and that the Funds' registration statement and prospectuses did not contain fraudulent or misleading financial or other information or omit material facts.

800. Morgan Management and Morgan Keegan failed to cause the Funds to state their financial statements accurately, completely and fully in compliance with GAAP and applicable SEC rules and regulations, to manage and administer the Funds in compliance with their respective investment objectives, policies and restrictions, and to ensure that the Funds' registration statement and prospectuses did not contain fraudulent or misleading fi-

nancial or other information or omit material facts, as set forth above.

801. Morgan Management and Morgan Keegan were responsible for exercising the requisite due diligence in connection with the Corporate Defendants' distribution of the Company/Funds' shares.

802. The purpose of the due diligence of a distributor of an open-end fund's shares, which includes due diligence in connection with such a fund's continuing offer to sell and sales and required continuing offer to redeem and redemption of its shares, is to ferret out all material facts relating to the issuer of the securities to be distributed so that they may be disclosed, including all material facts bearing on the Funds' financial condition and the Funds' investment practices and risks and noncompliance with their respective investment objectives, policies and restrictions.

803. Because of Morgan Management's and Morgan Keegan's expertise in matters of managing and administering mutual funds and the distribution of their shares to the investing public, including such an open-end fund's continuing offer to sell and sales of its shares to public investors, and required continuing offer to redeem and redemption of its shares from its shareholders, the Funds properly relied on Morgan Management and Morgan Keegan to inform them of any financial or other matters or risks that would adversely affect the Funds and that required disclosure in the Funds' registration statement, prospectus, SAI, or annual and semi-annual reports or advertising, or of promises, representations, or other matters contained in advertising or other disclosure documents that should not be made because they inaccurately portrayed the risk profile of the Funds or the manner in which they were being managed.

804. Morgan Management and Morgan Keegan negligently, knowingly, or in reckless disregard of the truth, approved or directly assisted in the preparation of the false and misleading registration statement and prospectus filed with the SEC and used to distribute and redeem the Funds' shares.

805. Morgan Management and Morgan Keegan negligently, knowingly, or in reckless disregard of the truth, approved or directly assisted in the preparation of the Funds' false and misleading June 30, 2006 annual and December 31, 2006 semi-annual financial statements and November 1, 2006 amendment to the Funds' prospectus and registration statement and SAI filed with the SEC, which filings were necessary to enable the RMK Defendants and Funds to continue to sell the Funds' shares to the investing public to the benefit of the RMK Defendants in the form of increased commissions and management and administrative fees.

806. Morgan Management and Morgan Keegan supplied to the directors information in the form of the Funds' June 30, 2006 annual and December 31, 2006 semi-annual reports and November 1, 2006 amendment to the Funds' registration statement, prospectus and SAI that were false and misleading for the reasons alleged herein.

807. Morgan Management and Morgan Keegan made to the Funds promises and representations contained in advertising and other disclosure documents that should not have been made because they inaccurately portrayed the risk profile of the Funds or the manner in which they were being managed, as alleged herein.

808. Morgan Management and Morgan Keegan supplied false information, or failed to supply accurate and truthful information, to each other and to other of the Corporate Defendants and the Funds for their use in determining whether to distribute the Funds' shares and in determining how to manage the Funds to be able to redeem their shares. The Funds justifiably relied upon Morgan Management's and Morgan Keegan's underwriting and distribution, investment advisory, management, accounting, valuation and administrative expertise in determining to distribute, and how to redeem, the Funds' shares and would not have distributed the Funds' shares if Morgan Management and Morgan Keegan had informed the Funds and other of the Corporate Defendants of, *inter alia*, the Funds' violations of their respective investment objectives, policies and restrictions, including the effect on the

Funds' assets of the Funds' investments in thinly traded, complex structured financial instruments of uncertain valuation with a history of suddenly becoming unsalable.

809. By reason of their conduct as described herein, Morgan Management and Morgan Keegan are liable to the Funds for the losses suffered by them and, to the extent that the Funds are held liable in shareholder class actions brought against them in federal court, for such damages because:

(a) Morgan Management and Morgan Keegan, in connection with their underwriting and distribution, management, investment advisory, accounting, valuation, and administrative services to the Funds upon which the Funds and their management and directors relied to determine that the Funds were being properly managed, or were not being improperly managed, failed to disclose to the Funds, their management and directors information regarding the manner in which the Funds were being improperly managed, and the information supplied by Morgan Management and Morgan Keegan was for the benefit and guidance of the limited group consisting of the Funds' directors and other RMK Defendants and Regions Bank and RMK Trust with respect to their delegation of Regions Bank's trust functions to Morgan Keegan and Morgan Management;

(b) The information supplied by Morgan Management and/or Morgan Keegan to the Funds, or information that was not supplied, upon which the Funds' directors relied to determine that the Funds' registration statement, prospectus, SAI, annual and semi-annual reports and advertising materials disclosed all facts material to the Funds' existing shareholders in their consideration of whether to redeem their Fund shares and were free of misleading financial or other information regarding the Funds' risks and management, was for the benefit and guidance of the limited group consisting of the Funds and their di-

rectors and other RMK Defendants and Regions Bank and RMK Trust with respect to their delegation of Regions Bank's trust functions to Morgan Keegan and Morgan Management;

(c) Said losses were suffered as a result of the Funds' heavy purchases of thinly traded, structured financial instruments of uncertain valuation, which purchases Morgan Management and/or Morgan Keegan influenced, directed and controlled and the failure of the RMK Defendants to manage the Funds in accordance with their respective investment objectives, policies and restrictions; and

(d) Said losses were also suffered as a result of the Funds' and RMK Defendants' distribution of the Funds' shares in reliance on Morgan Management's expertise as a mutual fund manager, on Morgan Management's and Morgan Keegan's expertise in matters of managing and administering mutual funds and performing accounting and valuation services for mutual funds, and on Morgan Keegan's expertise as a distributor of securities to the public and the absence of false or misleading material facts in the Funds' registration statement, prospectus, SAI, annual and semi-annual reports and advertising materials, and the disclosure of all material facts in those disclosure documents.

810. The Company/Funds incurred their losses because of their reliance on their officers and directors and the other RMK Defendants to ensure that the Funds and the distribution of their shares complied with all applicable laws and regulations and that there was reasonable assurance that the Funds were being managed in accordance with their respective investment objectives, policies and restrictions.

811. Morgan Management and Morgan Keegan, in connection with their engagement to manage and administer the Funds and assisting the RMK Defendants (including the Funds' directors and officers) in their management of the Funds and their due diligence re-

garding the distribution of the Funds' shares, were under a public duty to cause the Funds' financial statements to be presented in accordance with GAAP and applicable SEC rules and regulations, which required disclosures as set forth above, and to advise the RMK Defendants as to any misleading or omitted material financial or other information in the Funds' financial statements or prospectus. This duty is for the benefit of the Funds, and the Funds are within the class of persons for whose benefit this duty was created. The investments made by the Funds in thinly traded securities of uncertain valuation and the sale by the Funds of their shares to the investing public were transactions in which the Funds were intended to be protected by said duty. Accordingly, Morgan Management and Morgan Keegan are liable to the Company/Funds for the losses incurred by them.

812. Even if one or more of the Corporate Defendants did not make negligent misrepresentations, as alleged herein, one or more of the Corporate Defendants participated in and aided, abetted and materially assisted the said Defendants in their negligent misrepresentations. The Company/Funds were harmed as a result of the tortious conduct of said Defendants because they:

(a) Engaged in tortious conduct with each other and/or with PwC or pursuant to a common design with them; or

(b) Knew, or should have known, that one or more of said Defendants' conduct constituted a breach of duty and substantially assisted or encouraged one or more of said Defendants so to conduct themselves; or

(c) Substantially assisted one or more of said Defendants in accomplishing a tortious result, and its own conduct, separately considered, constituted a breach of duty to plaintiffs and other putative class members.

813. As a result of the conduct described herein, the Company/Funds have been damaged and are entitled to recover damages from the Corporate Defendants in an amount to be proved at trial.

COUNT X
NEGLIGENT MISREPRESENTATION: PWC

814. This Count X is asserted against PwC.

815. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim of negligent misrepresentation against PwC.

816. Defendant PwC made misrepresentations to the Company/Funds and their officers and directors as set forth herein, in particular in or with respect to the reports made to the Funds and their officers and directors with respect to PwC's audit of the Funds' June 30, 2006 annual financial statements, its review of the Funds' December 31, 2006 semi-annual financial statements, its review of the Funds internal control with respect to the Form N-SAR report, and its management letter to the Funds' management.

817. PwC owed to the Company/Funds a duty of due care to assure the Funds and their officers and directors that:

(a) The Funds stated their financial statements accurately, completely and fully in compliance with GAAP;

(b) It performed its audit of the Funds' June 30, 2006 financial statements in accordance with GAAS;

(c) The Funds' management and directors were informed of those matters of which, under the circumstances pertaining to the Funds in June 2006, they should have been informed, as described herein;

(d) In accordance with its audit of the Funds' June 30, 2006 annual financial statements pursuant to which PwC was required to provide such assurance, the Funds were being properly managed in compliance with their respective investment objectives, policies and restrictions or, if they were not, PwC would

disclose to the Funds and their management and directors the extent to which the Funds were not being so managed, and, further, if such mismanagement was not corrected, to disclose same to the SEC and the Funds' shareholders;

(e) The Funds' registration statement and prospectus used by the RMK Defendants to sell and redeem the Funds' shares in 2006 and 2007 did not contain fraudulent or misleading financial information, particularly with respect to the liquidity and valuation risks inherent in the Funds' portfolios and the RMK Defendants' failure to manage the Funds in accordance with their respective investment objectives, policies and restrictions.

818. PwC failed to exercise that degree of diligence and due care with respect to each of the duties described in the preceding paragraph that the Company/Funds were entitled to expect of an auditing firm such as PwC and failed to disclose to the Funds' officers and directors, and to require the disclosure of, matters of which PwC was aware or, in the exercise of reasonable care, should have been aware.

819. PwC advised the RMK Defendants with respect to, and assisted them in carrying out, their due diligence in connection with the RMK Defendants' distribution of the Company/Funds' shares and, in particular, advised the RMK Defendants regarding whether the financial statements and Financial Highlights contained in the Company/Funds' registration statement and prospectus were in accordance with applicable GAAP and SEC requirements.

820. Because of PwC's expertise in matters of accounting and auditing, the Funds and the RMK Defendants properly relied on PwC to inform them of any financial or other matters that are the subject of an audit of a registered investment company's financial statements, or of services that PwC offered to provide and which offers were accepted, that would adversely affect the Funds or investors in the Funds.

821. PwC negligently failed to conduct its audit of the Funds' June 30, 2006 finan-

cial statements in the manner required of it so as to assure it would report to the Funds and their management and directors those matters that would have been reported to the Funds and their management and directors if the audit had been properly conducted, as described herein.

822. PwC negligently approved or directly assisted in the preparation of the false and misleading registration statement and prospectus filed with the SEC on or about November 1, 2006, and used to distribute and redeem the Funds' shares.

823. PwC negligently approved or directly assisted in the preparation of the Funds' false and misleading 2006 annual and semi-annual financial statements filed with the SEC, which filings were necessary to enable the RMK Defendants and Funds to continue to sell the Funds' shares to the investing public to the benefit of the RMK Defendants in the form of increased commissions and management and administrative fees.

824. PwC supplied to the Funds' directors and the other RMK Defendants false information in the form of its auditor's report on the Funds' June 30, 2006 annual financial statements, its management letter in connection therewith and its report on internal controls, thereby misinforming the Funds' directors and the other RMK Defendants as to the Funds' true financial condition and compliance with their respective investment objectives, policies and restrictions and enabling the dissemination of annual and semi-annual reports and prospectus on and after June 30, 2006 that were false and misleading all as alleged herein.

825. PwC supplied false information, or failed to supply true information, to the RMK Defendants for their use in determining whether to distribute the Funds' shares, and the RMK Defendants justifiably relied on the information supplied by PwC in its audit and other reports and communications. The RMK Defendants also justifiably relied upon PwC's auditing expertise in determining to distribute the Funds' shares and would not have distributed the Funds' shares if PwC had informed the RMK Defendants of, *inter alia*, material facts such as the Funds' violations of their respective investment objectives, policies and re-

strictions, including the effect on the Funds' assets of the Funds' heavy investments in thinly traded structured financial instruments of uncertain valuation, as alleged herein. The RMK Defendants' reliance on PwC was reasonable and justified because PwC invited such reliance, held itself out as expert in these matters, and agreed and undertook to supply the information at issue herein as part of its services as a certified public accountant.

826. By reason of its conduct as described herein, PwC is liable to the Company/Funds for the losses suffered by them and, to the extent that the Company/Funds are held liable in class actions brought against them by their existing and former shareholders, because:

(a) The information supplied by PwC to the Funds, their management and directors and the other RMK Defendants in its reports addressed to the Funds' management, directors and shareholders, and its management letter and report on internal controls, upon which the RMK Defendants (including the Funds' directors and officers) relied to determine that the Funds were being properly managed was false and misleading because it failed to include material facts regarding the manner in which the Funds were being improperly managed;

(b) The information supplied by PwC to the RMK Defendants in its reports addressed to the Funds' management, directors and shareholders, and its management letter and report on internal controls, upon which the RMK Defendants (including the Funds' directors and officers) relied to determine that the Funds' registration statement, prospectus, and annual and semi-annual reports were free of misleading financial information was false and misleading because it failed to include material facts regarding the manner in which the Funds were being improperly managed;

(c) With respect to the information described in the preceding two subparagraphs, said information was for the benefit and guidance of the limited group consist-

ing of the Company/Funds and their directors and the other RMK Defendants;

(d) Said losses were suffered as a result of the Funds' purchases of thinly traded structured financial instruments of uncertain valuation in violation of their respective investment objectives, policies and restrictions and without regard to the effect on the Funds' assets of the Funds' heavy investments in such securities, which purchases PwC intended the information in its reports on Funds' financial statements and internal controls to influence and which purchases constituted the improper management of the Funds' assets; and

(e) Said losses were also suffered as a result of the Funds' and RMK Defendants' distribution of the Funds' shares in reliance on PwC's expertise as an auditor of mutual fund financial statements and the absence of false or misleading financial information in the Funds' registration statement and prospectus and the disclosure of all material facts in those financial statements.

827. The Company/Funds incurred their losses because the Company/Funds relied on their officers and directors and, in turn, their reliance on the other RMK Defendants, all of whom in turn relied upon the information provided by PwC, which included PwC's reports on the Funds' June 30, 2006 annual report and audited financial statements, PwC's review of the Funds' December 31, 2006 semi-annual report and financial statements, PwC's report on the Funds' internal controls, and PwC's management letter to the Funds' management to assure the Company/Funds there was reasonable assurance that they were being managed in accordance with their respective investment objectives, policies and restrictions and that the distribution of the Funds' shares complied with all applicable laws and regulations.

828. PwC, as certified public accountants, was under a public duty to provide assurance that the Funds' financial statements were presented in accordance with GAAP and applicable SEC rules and regulations. This duty is for the benefit of the Company/Funds,

and the Company/Funds are within the class of persons for whose benefit this duty was created. The investments made by the Funds in the thinly traded securities of uncertain valuation that they did purchase and the sale by the Funds of their shares to the investing public were transactions in which the Company/Funds were intended to be protected by said duty.

829. Even if PwC did not make negligent misrepresentations, as alleged herein, PwC participated in and aided, abetted and materially assisted the RMK Defendants in the their negligent misrepresentations as set forth herein. The Funds were harmed as a result of the tortious conduct of PwC because PwC:

(a) Engaged in tortious conduct with the RMK Defendants or pursuant to a common design with them; or

(b) Knew, or should have known, that one or more of the RMK Defendants' conduct constituted a breach of duty and substantially assisted one or more of the RMK Defendants so to conduct themselves; or

(c) Substantially assisted one or more of the RMK Defendants in accomplishing a tortious result, and its own conduct, separately considered, constituted a breach of duty to plaintiffs and other putative class members.

830. The Funds have been damaged and are entitled to recover damages from PwC in an amount to be proved at trial.

COUNT XI
BREACH OF CONTRACT: PWC

831. This Count XI is asserted against PwC.

832. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating this claim for breach contract against PwC.

833. The Funds and PwC entered into an agreement pursuant to which PwC agreed

to provide auditing and other services to the Funds in connection with the Funds' June 31, 2006 audited financial statements and annual report, the Funds' December 31, 2006 semi-annual report, and the Funds' November 2006 amendments to the Funds' registration statements.

834. PwC was, pursuant to this agreement, contractually obligated to perform its services properly and in accordance with the laws, regulations, principles and standards applicable to auditors of mutual funds' financial statements.

835. In performing its audit of the Funds' June 30, 2006 financial statements and in rendering its other services in connection with the Funds' December 31, 2006 semi-annual report and November 2006 amendments to the Funds' registration statements, PwC did not perform its services in the manner in which it was required by contract to perform, thus breaching its contract with the Funds, as described above.

836. As a result and in consequence of the breaches described in the preceding paragraph, the Company/Funds incurred substantial losses, for all of which general, special and consequential damages attributable to such breaches PwC is liable.

COUNT XII
ULTRA VIRES CONDUCT

837. This Count XII is asserted against all Defendants except PwC.

838. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating this claim for *ultra vires* conduct and transactions.

839. The ICA requires that registered investment companies be managed in accordance with their investment objectives, which cannot be changed without shareholder approval. 15 U.S.C. § 80a-13.

840. The Advisory Agreement, which could not be changed without the Funds'

shareholders' approval, required that Morgan Management manage each Fund "in accordance with each [Fund's] investment objective, policies and limitations as provided in its Prospectus and Statement of Additional Information."

841. The Company/Funds' Articles of Incorporation required that the Funds be managed so as to preserve the value of their investments.

842. The Advisory Agreement provided for shareholder approval of various changes (emphasis supplied):

> 8. EFFECTIVE DATE; TERM. This Agreement shall continue in effect for one year and from year to year thereafter only so long as specifically approved annually by (i) vote of a majority of the directors of the Fund who are not parties to this Agreement or interested persons of such parties, cast in person at a meeting called for that purpose, and (ii) by the Board or *with respect to any given Portfolio by a vote of a majority of the outstanding voting securities of such Portfolio.*
>
> . . .
>
> 10. AMENDMENT. This Agreement may be amended at any time, but only by written agreement between the Adviser and the Fund, which amendment is subject to the approval of the Board and, where required by the 1940 Act, *the shareholders of the affected Portfolio* in the manner required by the 1940 Act and the rules thereunder.
>
> 11. TERMINATION. This Agreement:
>
> A. may at any time be terminated without payment of any penalty by the Fund with respect to any Portfolio (by vote of the Board or by "vote of a majority of the outstanding voting securities") on sixty (60) days' written notice to the Adviser;

843. Similarly, the Company/Funds' articles of incorporation provided that they cannot be changed without shareholder approval:

> TWELFTH: The Corporation reserves the right from time to time to make any amendment of these Articles of Incorporation, now or hereafter authorized by law, including any amendment which alters contract rights, as expressly set forth in these Articles of Incorporation, of any outstanding Shares. Any amendment to these Articles of Incorporation may be adopted at any meeting of the stockholders upon receiving an affirmative vote of a

> majority of all votes entitled to be cast thereon. The Board of Directors may, without a Shareholder vote, order the filing of Articles Supplementary increasing or decreasing the aggregate number of Shares or the number of Shares of any Series or Class that the Corporation has authority to issue, establishing new Series or Classes and describing the Shares thereof.

844. Neither the Advisory Agreement nor the Articles of Incorporation were amended by the Company/Funds' shareholders during the period relevant herein.

845. The RMK Defendants' management of the Company/Funds violated the Funds' respective investment objectives, policies and restrictions in violation of the Advisory Agreement between the Company/Funds and Morgan Management, the Company/Funds' Articles of Incorporation, and section 13 of the ICA. Therefore, the purchases of the Funds' investment securities, and the sale of the Company/Funds' shares to fund such purchases, to the extent that they were in violation of those statutory and contractual provisions that could not be changed without shareholder approval, were *ultra vires*.

846. Maryland Code, Corporations and Associations, § 1-403 provides that a corporation's act can be challenged as invalid or unenforceable in a representative suit brought by a stockholder against the corporation's present or former officers or directors.

847. As a remedy for such *ultra vires* conduct and transactions, the Funds demand the rescission of all such transactions or rescissory damages.

COUNT XIII
VIOLATION OF INVESTMENT COMPANY ACT §§ 13, 34(b), 47

848. This Count XIII is against all Defendants.

849. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts which are unnecessary or irrelevant for purposes of stating a claim under Sections 13, 34(b), or 47 against all Defendants, including allegations that may be interpreted to sound in fraud or relating to any state of mind on the part of defendant other than strict liability or negligence.

850. The ICA requires that registered investment companies be managed in accordance with their investment objectives, which cannot be changed without shareholder approval. 15 U.S.C. § 80a-13.

851. Defendants are persons who (i) made untrue statements of material facts in a registration statement, amendments thereto, reports, accounts, records and other documents filed or transmitted pursuant to the ICA, or the keeping of which is required pursuant to § 31(a) of the ICA and/or (ii) in connection with such filing, transmitting, or keeping any such document, omitted to state therein facts necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading, all as set forth above, including but not limited to the Funds' violation of their fundamental investment restriction relating to the limit on investments in a single industry, which violation was also a violation of § 13 of the Investment Company Act.

852. For purposes of § 34(b) of the ICA, any part of any registration statement, reports, records and other documents filed or transmitted pursuant to the ICA which is signed or certified by an accountant or auditor in its capacity as such shall be deemed to be made, filed, transmitted, or kept by such accountant or auditor, as well as by the person filing, transmitting, or keeping the complete document. Defendant directors signed the Funds' registration statement and amendments thereto and signed the Funds' reports on the Funds' internal controls pursuant to SEC Form N-SAR. PwC signed its audit and other reports regarding the Funds' financial statements for their fiscal year ended June 30, 2006 and certified such financial statements, which were part of the Funds' registration statement, as amended from time to time during the period relative herein, and signed its reports on the Funds' internal controls pursuant to SEC Form N-SAR. The Funds' President and Treasurer signed and/or certified the Funds' annual and semi-annual reports on Forms N-CSR or N-CSRS as "fully compl[ying] with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and 2. The information contained in the Report

fairly presents, in all material respects, the financial condition and results of operations of the Fund."

853. By engaging in the conduct described herein, Defendants violated §§ 13 and 34(b) of the ICA, as amended, and, pursuant to § 1(b)(1) and (5) of the ICA, the interests of those who invested in the Funds were adversely affected because (i) such investors purchased, paid for, exchanged, received dividends upon, voted, refrained from voting, sold, or surrendered shares issued by the Funds without adequate, accurate, and explicit information, fairly presented, concerning the character of such shares and the circumstances, policies, and financial responsibility of the Funds and their management and (ii) the Funds, in keeping their accounts and in computing their earnings and the asset value of their outstanding securities, employed unsound or misleading methods, and were not subjected to adequate independent scrutiny.

854. As a result of such conduct, pursuant to § 47(b) of the ICA, all transactions entered into by the Funds in violation of their respective investment objectives, policies and restrictions are invalid, entitling the Company/Funds to rescissory damages from those responsible for such transactions, including the RMK Defendants who managed and administered the Company/Funds during the relevant period and PwC pursuant to § 34.

COUNT XIV
MARYLAND SECURITIES ACT §§ 11-301, 11-703(a)(2): RMK DEFENDANTS

855. This Count XIV is asserted against the RMK Defendants.

856. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for liability pursuant to Maryland Securities Act §§ 11-301 and 11-703 against the RMK Defendants.

857. In connection with the Funds' purchases and holding of asset- and mortgage-backed securities and other structured financial instruments from on or after the beginning of the limitations period applicable hereto, the RMK Defendants, directly and indirectly,

(a) Employed devices, schemes, or artifices to defraud;

(b) Made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading; or

(c) Engaged in acts, practices, or courses of business that operated or would operate as a fraud or deceit on the Funds' shareholders;

which violative conduct included but is not limited to the investment of the Funds' assets in violation of their respective investment objectives, policies and restrictions and the continued investment of the Funds' assets in subprime structured financial instruments even after the RMK Defendants concluded that the subprime market was on the brink of collapsing, causing Regions to unload its subprime lender, and even though such investments were deemed by Morgan Keegan to be inappropriate for its own investment account.

858. The RMK Defendants managed the Funds, which had no employees of their own, and directly or indirectly controlled the Funds, or were officers or directors of the Funds, or occupied a similar status or performed similar functions, or were employees of the Funds or controlling persons of the Funds and materially aided in the conduct giving rise to the liability asserted herein, or were a broker-dealer or agent who materially aided in such conduct, and are, therefore, liable jointly and severally; the RMK Defendants are not liable only if they sustain the burden of proof that they did not know, and in the exercise of reasonable care could not have known, of the existence of the facts by reason of which the liability is alleged to exist.

859. The Company/Funds' Articles of Incorporation, Section 11.1, provides, "To

the maximum extent permitted by applicable law (including Maryland law and the 1940 Act) as currently in effect or as it may hereafter be amended, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages." Although, pursuant to the Maryland Code, §§ 2-405.2 and 5-418, as relevant herein, officers and directors can be liable for money damages to the corporation only for active and deliberate dishonesty, pursuant to the 1940 Act §§ 17(h) and 47(a), Section 11.1 is void, so that the officers and directors of the Company/Funds are liable to the Company/Funds for willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their respective offices.

860. Pursuant to Maryland Securities Act § 11-703(h), "Any condition, stipulation, or provision binding any person acquiring any security or asset or receiving any investment advice to waive compliance with any provision of this title or any rule or order under this title is void." Accordingly, to the extent that the Company/Funds' Articles of Incorporation, Section 11.1 conflicts with the standard for liability pursuant to the Maryland Securities Act, it is void.

COUNT XV
MARYLAND SECURITIES ACT §§ 11-301, 11-703: RMK DEFENDANTS

861. This Count XV is asserted against the RMK Defendants and Defendant Company/Funds.

862. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except to the extent any allegations contained above contain any facts that are unnecessary or irrelevant for purposes of stating a claim for liability pursuant to Maryland Securities Act §§ 11-301 and 11-703 against the RMK Defendants.

863. Defendant Morgan Keegan received a fee pursuant to the Funds' two 12b-1 Plans relating to the Funds' respective Class A Shares and Class C Shares that, in part, was used to pay for shareholder services, including reporting the NAV of the Funds' shares, and

was otherwise compensated under the Fund Accounting Service Agreement for providing accounting and valuation services to the Funds.

864. Morgan Management and Morgan Keegan were paid by the Company/Funds pursuant to the Advisory Agreement and the Fund Accounting Service Agreement for advice as to the value of the securities held by the Funds.

865. In providing advice to the Funds as to the value of the securities held by the Funds, Defendants Morgan Management and Morgan Keegan employed devices, schemes, or artifices to defraud the Funds' shareholders or engaged in acts, practices or courses of business that operated or would operate as a fraud or deceit on the Funds.

866. The Maryland Securities Act § 11-703(a)(3)(ii) provides:

> (3) A person is civilly liable to another person if the person:
>
> . . . .
>
> (ii) Receives, directly or indirectly, any consideration from another person for advice as to the value of securities or their purchase or sale or for acting as an investment adviser or representative under § 11-101(h) and (i) of this title, whether through the issuance of analyses, reports, or otherwise, and employs any device, scheme, or artifice to defraud such other person or engages in any act, practice or course of business which operates or would operate as a fraud or deceit on such other person.

867. Pursuant to Maryland Securities Act § 11-703(b)(4)(i), Defendants Morgan Management and Morgan Keegan are liable to the Funds for damages resulting from said Defendants' violations of Maryland Securities Act § 11-703(a)(3)(ii), together with interest at the rate provided for in § 11-107(a) of the Courts and Judicial Proceedings Article, as amended, from the date of payment of the consideration, costs, and reasonable attorneys' fees, less the amount of any income received from such advice.

868. The RMK Defendants other than Morgan Management and Morgan Keegan directly or indirectly controlled Morgan Management and Morgan Keegan, or were officers or directors of Morgan Management and Morgan Keegan, or occupied a similar status or

performed similar functions, or were employees of Morgan Management and Morgan Keegan or controlling persons of Morgan Management and Morgan Keegan and materially aided in the conduct giving rise to the liability asserted herein, and are, therefore, liable jointly and severally with and to the same extent as Morgan Management and Morgan Keegan; said RMK Defendants other than Morgan Management and Morgan Keegan are not liable only if they sustain the burden of proof that they did not know, and in exercise of reasonable care could not have known, of the existence of the facts by reason of which the liability is alleged to exist.

869. The Company/Funds' Articles of Incorporation, Section 11.1, provides, "To the maximum extent permitted by applicable law (including Maryland law and the 1940 Act) as currently in effect or as it may hereafter be amended, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages." Although, pursuant to the Maryland Code, §§ 2-405.2 and 5-418, as relevant herein, officers and directors can be liable for money damages to the corporation only for active and deliberate dishonesty, pursuant to the 1940 Act §§ 17(h) and 47(a), Section 11.1 is void, so that the officers and directors of the Company/Funds are liable to the Company/Funds for willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their respective offices.

870. Pursuant to Maryland Securities Act § 11-703(h), "Any condition, stipulation, or provision binding any person acquiring any security or asset or receiving any investment advice to waive compliance with any provision of this title or any rule or order under this title is void." Accordingly, to the extent that the Company/Funds' Articles of Incorporation, Section 11.1 conflicts with the standard for liability pursuant to the Maryland Securities Act, it is void.

VIII. DAMAGES AND OTHER RELIEF

871. Derivative Plaintiffs seek damages herein on behalf of the Company/Funds in

an amount equal to the difference between the value of the Funds' respective assets on January 1, 2007 and the value of the Funds' respective assets on an appropriate date.

872. The losses attributable to the decline in the value of the Funds' assets during the period January 1, 2007 through February 27, 2008 are estimated as follows:

12 Months Ended 12/31/07	**STF**	**IBF**	**HIF**	**Totals**
Beginning NAV for 12 Months Ended 12/31/07	78,484,963	913,794,047	1,251,570,702	2,243,849,712
Plus Net Investment Income	4,438,237	41,652,161	80,380,530	126,470,928
Minus Distributions to Shareholders	(4,490,881)	(56,718,416)	(113,323,902)	(174,533,199)
Plus/Minus Net Sales/Redemptions/Reinvested Dividends	(14,366,054)	(377,885,875)	(574,021,190)	(966,273,119)
Subtotal	64,066,265	520,841,917	644,606,140	1,229,514,322
Ending NAV 12/31/07	50,006,410	168,740,030	156,720,193	375,466,633
Gains/(Losses) [Realized and Unrealized] on Assets	**(14,059,855)**	**(352,101,887)**	**(487,885,947)**	**(854,047,689)**
Two Months 1/1/08-2/27/08				
Beginning NAV for Two Months Ended 2/27/08	50,006,410	168,740,030	156,720,193	375,466,633
Plus Net Investment Income	Not Available	Not Available	Not Available	Not Available
Minus Distributions to Shareholders	Not Available	Not Available	Not Available	Not Available
Plus Reinvested Dividends	Not Available	Not Available	Not Available	Not Available
Plus/Minus Net Sales/Redemptions/Reinvested Dividends	(30,713,109)	(24,437,887)	(9,719,560)	(64,870,556)
Subtotal	19,293,301	144,302,143	147,000,633	310,596,077
Ending NAV 2/27/08	16,291,732	90,921,180	119,905,088	227,118,000
Gains/(Losses) [Realized and Unrealized] on Assets	**(3,001,569)**	**(53,380,963)**	**(27,095,545)**	**(83,478,077)**
Total Estimated Losses re Assets 1/1/07-2/27/08	**(17,061,424)**	**(405,482,850)**	**(514,981,492)**	**(937,525,766)**

Sources for "12 Months Ended 12/31/07": Funds' annual report dated June 30, 2007, Statements of Changes in Net Assets and Note. 7, and semi-annual reports dated December 31, 2006, and December 31, 2007, Statements of Changes in Net Assets and Note. 6; source for "Two Months 1/1/08-2/27/08": December 31, 2007 semi-annual report Note 10. The amounts shown for "12 Months Ended 12/31/07" are calculated using the data in the identified sources.

873. The losses on assets estimated in the preceding paragraph are the estimated damages incurred by each of the Funds.

874. The catastrophic decline in the Funds' assets under management during 2007

and 2008 attributable to loss in value and redemptions caused the Funds to terminate their business and liquidate their assets, because, as a result of their diminished assets under management, the Company/Funds were no longer viable.

875. With respect to any class action brought against the Company/Funds, derivative Plaintiffs seek damages from Defendants in an amount equal to any such damages obtained from the Company/Funds in any such class action.

876. In order to prevent an unjust windfall for the remaining shareholders in the Funds on the date on which a recovery is obtained as a result of this litigation, derivative Plaintiffs seek a constructive trust to be imposed on any such recovery in favor of persons who, prior to such recovery, redeemed some or all of their shares in the Funds during the period July 1, 2007 through the date on which any settlement or judgment is paid to the Funds (the "Constructive Trust Period") and who did so at an NAV per share that did not take into account the value of the claims asserted herein, pursuant to which constructive trust a portion of the recovery shall be set aside for distribution to such persons, the amount of such portion to be in proportion to the ratio of the aggregate number of shares redeemed during the Constructive Trust Period to the aggregate number of shares outstanding on the date on which any settlement or judgment is paid to the Funds or as otherwise deemed fair and just by the Court.

PRAYER FOR RELIEF

WHEREFORE, derivative Plaintiffs, on behalf of the Company/Funds, pray for judgment against Defendants as follows:

A. Awarding the Company/Funds rescission as set out above, compensatory or rescissory damages in an amount to be proven at trial;

B. Imposing a constructive trust on the Funds' recovery to prevent an unfair windfall to the Funds' then-current shareholders and to enable the recovery to be distributed to the Funds' current and former shareholders in a fair and equi-

table manner;

C. Awarding to the Company/Funds prejudgment interest in the manner and at the maximum rate where permitted by law;

D. Awarding to Plaintiffs costs and expenses of this litigation, including reasonable attorneys' fees and costs, including experts' fees and costs;

E. Declaring that no Defendant be allowed contribution or indemnification from the Funds; and

F. Granting such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury of all issues so triable.

Dated: October 13, 2009

APPERSON, CRUMP & MAXWELL, PLC

/s Jerome A. Broadhurst
Jerome A. Broadhurst, TNBPR12529
Charles D. Reaves, TNBPR122550
6000 Poplar Avenue, Suite 400
Memphis, TN 38119-3972
(901) 260-5133 direct
(901) 435-5133 fax
creaves44@comcast.net
jbroadhurst@appersoncrump.com

HEAD, SEIFERT & VANDER WEIDE, P.A.
Vernon J. Vander Weide
Thomas V. Seifert
333 South Seventh Street, Suite 1140
Minneapolis, MN 55402-2422
Telephone: 612-339-1601
Fax: 612-339-3372
vvanderweide@hsvwlaw.com
tseifert@hsvwlaw.com

LOCKRIDGE GRINDAL NAUEN PLLP

Richard A. Lockridge
Gregg M. Fishbein
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401
Telephone: 612-339-6900
Fax: 612-339-0981
ralockridge@locklaw.com
gmfishbein@locklaw.com

ZIMMERMAN REED, P.L.L.P.
Carolyn G. Anderson
Kirsten D. Hedberg
651 Nicollet Mall, Suite 501
Minneapolis, MN 55402
Telephone: 612-341-0400
Fax: 612-341-0844
cga@zimmreed.com
tjb@zimmreed.com

ATTORNEYS FOR PLAINTIFFS

VERIFICATIONS

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
MEMPHIS DIVISION

IN RE REGIONS MORGAN KEEGAN SECURITIES, DERIVATIVE and ERISA LITIGATION This Document Relates to: *Landers* v. *Morgan Asset Management, Inc.*, No. 2:08-cv-02260-SMH-dvk	MDL Docket No. 2009 Judge Samuel H. Mays, Jr. Magistrate Judge Diane K. Vescovo JURY TRIAL DEMANDED

AFFIDAVIT OF PLAINTIFF SHAREHOLDER JAMES P. WHITAKER IN VERIFICATION OF
VERIFIED SHAREHOLDERS FIRST AMENDED COMPLAINT

STATE OF TENNESSEE:

COUNTY OF SHELBY:

James P. Whitaker, being duly sworn, deposes and makes oath that (1) no one induced him to file the Verified Shareholders First Amended Derivative Complaint filed on his behalf in Case No. 2:08-cv-02260-SHM-dkv in the United States District Court, Western Division of Tennessee; (2) the statements about him as one of the plaintiffs named in the Verified Shareholders First Amended Derivative Complaint are true to the best of his knowledge; and (3) with respect to the truth of all other statements in the Verified Shareholders First Amended Derivative Complaint, including those made upon information and belief and those made upon the investigation conducted by and through his counsel as to all other matters, including analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission, review of various web sites and Internet information sources, press releases and other matters of public record, and sales materials, he relies upon his counsel's investigation thereof and he believes them in good

good faith to be true.

Date: October 7, 2009

s/ James P. Whitaker
James P. Whitaker

STATE OF TENNESSEE:

COUNTY OF SHELBY:

Sworn to and subscribed before me, this the 7th day of October, 2009.

s/ Ashley M. Burrow
NOTARY PUBLIC

My Commission Expires:

March 20, 2009

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
MEMPHIS DIVISION

IN RE REGIONS MORGAN KEEGAN SECURITIES, DERIVATIVE and ERISA LITIGATION This Document Relates to: *Landers* v. *Morgan Asset Management, Inc.*, No. 2:08-cv-02260-SMH-dvk	MDL Docket No. 2009 Judge Samuel H. Mays, Jr. Magistrate Judge Diane K. Vescovo JURY TRIAL DEMANDED

AFFIDAVIT OF PLAINTIFF SHAREHOLDER JAMES H. FRAZIER IN VERIFICATION OF
VERIFIED SHAREHOLDERS FIRST AMENDED COMPLAINT

STATE OF TENNESSEE:

COUNTY OF SHELBY:

James H. Frazier, being duly sworn, deposes and makes oath that (1) no one induced him to file the Verified Shareholders First Amended Derivative Complaint filed on his behalf in Case No. 2:08-cv-02260-SHM-dkv in the United States District Court, Western Division of Tennessee; (2) the statements about him as one of the plaintiffs named in the Verified Shareholders First Amended Derivative Complaint are true to the best of his knowledge; and (3) with respect to the truth of all other statements in the Verified Shareholders First Amended Derivative Complaint, including those made upon information and belief and those made upon the investigation conducted by and through his counsel as to all other matters, including analysis of publicly available news articles and reports, public filings with the Securities and Exchange Commission, review of various web sites and Internet information sources, press releases and other matters of public record, and sales materials, he relies upon his counsel's investigation thereof and he believes them in good

good faith to be true.

Date: October 7, 2009

s/ James H. Frazier
James H. Frazier

STATE OF TENNESSEE:

COUNTY OF SHELBY:

Sworn to and subscribed before me, this the 7th day of October, 2009.

s/Ashley M. Burrow
NOTARY PUBLIC

My Commission Expires:

March 20, 2013

APPENDIX

Exhibit A: Amended Jefferson County Probate Court Order Appointing Trustee *ad Litem*, dated June 20, 2008;

Exhibit B: Letter from Vernon Vander Weide to Hyperion Brookfield Asset Management and Funds' directors June 19, 2008;

Exhibit C: Letter from Michael Rosella to Vernon Vander Weide dated June 30, 2008;

Exhibit D: Letter from Charles Reaves to Michael Rosella at Paul Hastings dated July 3, 2008;

Exhibit E: Letter from Charles Reaves to Jeremiah DeMichaelis at the SEC dated July 10, 2008;

Exhibit F: Letter from Charles Reaves to Jeremiah DeMichaelis at the SEC dated February 20, 2009;

Exhibit G: Letter from Charles Reaves to Jeremiah DeMichaelis at the SEC dated February 23, 2009;

Exhibit H: E-mail from Jerome A. Broadhurst to Brian Hurley dated February 25, 2009;

Exhibit I: Letter from Charles Reaves to Brian Hurley, Paul Hastings, dated April 10, 2009;

Exhibit J: Helios Select Fund, Inc. definitive proxy statement re liquidation of Funds, dated May 1, 2009;

Exhibit K: Letter from Jerome A. Broadhurst to Brian Hurley, Paul Hastings, dated June 19, 2009;

Exhibit L: Letter from Charles Reaves to Brian Hurley, Paul Hastings, dated June 23, 2009;

Exhibit M: Letter from Kevin Logue, Paul Hastings, to Jerome A. Broadhurst, dated July 31, 2009;

Exhibit N: Letter from Jerome A. Broadhurst to Kevin Logue, Paul Hastings, dated August 5, 2009;

Exhibit O: Letter from Jerome A. Broadhurst to Kevin Logue, Paul Hastings, dated September 11, 2009.

EXHIBIT A

IN THE PROBATE COURT OF JEFFERSON COUNTY, ALABAMA
(IN EQUITY)

IN RE REGIONS BANK, d/b/a)
) CASE NO.: 200853
REGIONS MORGAN KEEGAN TRUST)

AMENDED ORDER APPOINTING TRUSTEE *AD LITEM*[1]

This matter came before the Court on the Petition for Instructions and Declaratory Relief (the "Petition") filed by Regions Bank, d/b/a Regions Morgan Keegan Trust ("Regions Bank"), the allegations of which include the following:

Regions Bank is a trustee of certain trust accounts (the "Trust Accounts") that hold or that have held investments in Regions Morgan Keegan proprietary mutual funds and, in its more limited capacity, as a directed trustee, custodian or agent of certain accounts (the "Custodial Accounts") that hold investments in said mutual funds.

Several federal class action lawsuits asserting claims under the Securities Act of 1933, as amended, 15 U.S.C. §§ 77a *et seq.* (the "Securities Act"), the Securities Exchange Act of 1934, as amended, 15 U.S.C. §§ 78a *et seq.* (the "Exchange Act"), and the Investment Company Act of 1940, as amended, 15 U.S.C. §§ 80a *et seq.* (the "Investment Company Act"), are pending, and others may be filed, that have or will have arisen out of or relate to investments in the Regions Morgan Keegan Select proprietary mutual fund family of open-end funds, including the Regions Morgan Keegan Select High Income Fund (symbols: MKHIX, RHICX, RHIIX), Regions Morgan Keegan Select Intermediate Bond Fund (symbols: MKIBX, RIBCX, RIBIX), and Regions

1 This Amendment of the Court's June 9, 2008 Order is done for the sole purpose of removing reference to the Morgan Keegan Select Fixed Income Fund, which was erroneously included in the "Funds" defined in the original Order.

EXHIBIT A

Morgan Keegan Select Short-Term Bond Fund (symbols: MSBIX, RSTCX, MSTBX); and arise out of or relate to investments in the RMK proprietary mutual fund family of closed-end funds, including the RMK Advantage Income Fund (symbol: RMA), RMK High Income Fund (symbol: RMH), RMK Multi-Sector High Income Fund, Inc. (symbol: RHY) and RMK Strategic Income Fund, Inc. (symbol: RSF) (collectively, the "Funds"). Said pending federal class action lawsuits include, but are not limited to, the following:

> *Atkinson, et al v. Morgan Asset Management, Inc., et al*, CV-02784-SHM-dkv (W.D. Tenn.);
>
> *DeJoseph, et al v. Morgan Keegan & Co., Inc, et al*, CV-02212-SHM-dkv (W.D. Tenn.);
>
> *Hartman, et al v. Morgan Keegan & Co., Inc., et al*, CV-02071-dkv (W.D. Tenn.);
>
> *Willis, et al v. Morgan Keegan & Co., Inc., et al*, CV-02830-SHM-sta (W.D. Tenn.);
>
> *Gregory, et al. v. Morgan Keegan & Co., Inc. et al.*, CV 2078-SHM-sta (W. D. Tenn.).

The foregoing federal class action lawsuits as well as any additional lawsuits or other legal proceedings, whether or not filed as class action lawsuits, that may be filed with respect to the same subject matter and asserting claims under the Securities Act, the Exchange Act, the Investment Company Act, other federal securities laws or state securities laws, are hereinafter referred to as the "Class Actions."

The Funds are managed by and receive investment advice from an affiliate of Regions Bank, namely, Morgan Asset Management, Inc., and are distributed by another affiliate of Regions Bank, namely, Morgan Keegan & Company, Inc.

Regions Bank has by consent agreed to pay the fees, commissions and expenses of or incurred by a temporary special fiduciary appointed by the Court for the Trust Accounts and the Custodial Accounts as set forth below in this matter.

Upon consideration of the Petition, the Court finds as follows:

Regions Bank has an apparent or actual conflict of interest in the evaluation and pursuit of the Class Actions and the possible assertion of other claims concerning the Funds against Morgan Keegan & Company, Inc., Morgan Asset Management, Inc., and other affiliates of Regions Bank.

The appointment of a temporary special fiduciary for the Trust Accounts and the Custodial Accounts is necessary for the limited and specific purposes of monitoring, evaluating and participating in the Class Actions, and taking any and all appropriate actions on behalf of the Trust Accounts and the Custodial Accounts relating to the Funds.

The qualifications of C. Fred Daniels to be appointed as such temporary special fiduciary include the following:

Mr. Daniels is a partner in the law firm of Cabaniss, Johnston, Gardner, Dumas & O'Neal LLP;

He is a licensed attorney with almost thirty-five years experience, and his practice emphasizes estates, trusts, businesses and litigation involving the rights and duties of personal representatives, trustees and beneficiaries, including serving as lead counsel in litigation before Alabama and federal trial and appellate courts;

He is a Fellow of the American College of Estate and Trust Counsel, a Past Chairman of the Tax Section of the Alabama Bar Association, and a former Alabama delegate to the Southeastern Liaison Committee of the Internal Revenue Service;

He is a Member of the Alabama Law Institute where he served on the committees that revised Alabama's General Partnership Act (chairman), the Alabama Uniform Estate Tax Apportionment Act (reporter), the Alabama Professional Corporations Act, and the Alabama Uniform Transfers to Minors Act; and he currently serves on the Alabama Law Institute Committee that has drafted a comprehensive revision of the Alabama laws on business entities; and

His recognitions include listings in The Best Lawyers in America in the fields of estates and trusts, selection by Law & Politics as one of the top fifty lawyers in Alabama, and the highest rating assigned by the Martindale-Hubbell Law Directory.

The Court finds that C. Fred Daniels is a suitable person to be appointed as the temporary special fiduciary for the Trust Accounts and the Custodial Accounts.

It is therefore **ORDERED, ADJUDGED** and **DECLARED** by the Court that:

1. The Probate Court of Jefferson County, Alabama, is a court of general jurisdiction; and the judge thereof is required by Alabama law to be a licensed attorney who is learned in the law.

2. The Court's equity powers are invoked as authorized by Alabama law under ALA. CODE § 43-8-9 (1991 Repl.); Code of Alabama 1940, Appendix § 1049 (230), *et seq.*

3. Pursuant to the Court's inherent equity authority and ALA. CODE § 19-3B-704(g) (2007 Repl.), the Court **ORDERS** that C. Fred Daniels be and is hereby appointed Trustee *ad litem* to represent the interests of and to act as temporary special fiduciary for the Trust Accounts, and to represent the interests of and to act as temporary special

fiduciary for the Custodial Accounts, for the limited and specific purposes of monitoring, evaluating and participating in, including any appropriate elections to participate in or opt out of, the Class Actions, and taking and any and all appropriate actions on behalf of the Trust Accounts and the Custodial Accounts relating to the Funds.

4. The Court **ORDERS** that the Trustee *ad litem* shall have all powers appropriate to achieve the foregoing purposes, including, but not limited to, the powers set forth in ALA. CODE § 19-3B-816 (23), (24), (25) and (28) (2007 Repl.).

5. The Trustee *ad litem*'s power to employ counsel specifically includes the authority to employ the law firm of Cabaniss, Johnston, Gardner, Dumas & O'Neal LLP.

6. The Court **ORDERS** Regions Bank to furnish promptly to the Trustee *ad litem* such information and documents in its possession or reasonably obtainable as shall be reasonably requested by the Trustee *ad litem* in carrying out his limited and specific responsibilities hereunder, from time-to-time, and in such form, whether electronic or hard copy, as is necessary to maximize efficiency and minimize expense, including, but not limited to, (a) the name of each Trust Account, (b) the names and addresses of the qualified beneficiaries of each Trust Account and any other beneficiaries thereof who have requested notice, (c) the identity of any qualified beneficiaries who are under the age of majority or are otherwise known to be incompetent to represent themselves, together with the identity of any conservator, guardian or other representative thereof, (d) the names and addresses of any co-trustees of any Trust Account, (e) an identification of which Trust Accounts are revocable and which are irrevocable, (f) copies of each trust instrument and any amendments thereof, (g) the name of each Custodial Account, (h) the

names and addresses of the persons interested in each Custodial Account, and (i) copies of the agreements and amendments thereto establishing or otherwise governing each Custodial Account; and Regions Bank is further **ORDERED** to notify the Trustee *ad litem* promptly of any changes in the above information and documents or of the revocation, other termination, amendment, or other change or modification of any Trust Account or Custodial Account.

7. The Trustee *ad litem* is to submit a proposal to the Court no later than July 9, 2008, as to (a) which beneficiaries of the Trust Accounts and which persons interested in the Custodial Accounts should be given notice by the Court or the Trustee *ad litem* of such appointment (the "Notice"), and (b) what form the Notice should take.

8. The form of the Notice shall direct any co-trustee of a Trust Account for which Regions Bank serves as a co-trustee thereof who objects to the appointment of the Trustee *ad litem* with respect to such Trust Account to notify the Court of such objection within thirty (30) days, and thereafter, if permissible under the governing trust instrument, the co-trustee of said Trust Account, and not Regions Bank or the Trustee *ad litem*, shall represent the interests of said Trust Account, at the co-trustee's or the Trust Account's expense, with respect to the monitoring, evaluating and pursuing, including any appropriate elections to participate in or opt out of, the Class Actions and taking any and all appropriate actions on behalf of the Trust Account relating to the Funds.

9. The form of the Notice shall direct the settlor of any Trust Account that is revocable, and the principal with respect to any Custodial Account, who objects to the appointment of the Trustee *ad litem* with respect to such Trust Account or Custodial

Account to notify the Court of such objection within thirty (30) days, and thereafter such settlor or principal, as the case may be, and not Regions Bank or the Trustee *ad litem*, shall have the responsibility for and shall direct the representation of the interests of said Trust Account or said Custodial Account, at the settlor's or Trust Account's, or the principal's or the Custodial Account's expense, as the case may be, for the purposes of monitoring, evaluating and pursuing, including any appropriate elections to participate in or opt out of, the Class Actions, and taking any and all appropriate actions on behalf of the Trust Account or Custodial Account relating to the Funds.

10. To the extent required, the Court will by further Order establish procedures to resolve any other objections to the appointment of the Trustee *ad litem* with respect to any particular Trust Account or Custodial Account.

11. Pending the giving of the Notice, in addition to Regions Bank's continuing to have authority to communicate with its co-trustees, beneficiaries and interested persons in the ordinary course of business, Regions Bank is authorized to advise the co-trustees and beneficiaries of the Trust Accounts and the persons interested in the Custodial Accounts of the appointment of the Trustee *ad litem* and the other actions taken by the Court with respect to the subject matter hereof.

12. The authority of the Trustee *ad litem* is limited to the monitoring, evaluating and pursuing, including any appropriate elections to participate in or opt out of, the Class Actions, and to taking any and all appropriate actions on behalf of the Trust Accounts and the Custodial Accounts relating to the Funds, and the Trustee *ad litem* shall have no authority with respect to the Trust Accounts and the Custodial Accounts and no

responsibility to or on behalf of the beneficiaries thereof or the persons interested therein other than as specifically set forth in this Order, as it may be supplemented or amended hereafter. Regions Bank and its co-trustees, if any, shall retain all duties and responsibilities with respect to the Trust Accounts and the Custodial Accounts that are not herein delegated to (a) the Trustee *ad litem*, (b) the co-trustees of Trust Accounts who object to the appointment of the Trustee *ad litem*, (c) the settlors of Trust Accounts that are revocable who object to the appointment of the Trustee *ad litem*, and (d) the principals with respect to Custodial Accounts who object to the appointment of the Trustee *ad litem*.

13. Regions Bank is **ORDERED** to pay all fees, commissions and expenses of or incurred by the Trustee *ad litem*, including, but not limited to, the fees and expenses of the Trustee *ad litem*'s counsel, and to advance funds as appropriate to pay reasonably anticipated expenses of the Trustee *ad litem* and the Trustee *ad litem*'s counsel, such payments to be made in accordance with the following procedure: In order to avoid waiver of the attorney-client privilege, the work-product privilege or other privileges, summary invoices setting forth the amounts for the foregoing shall be submitted on a monthly or other periodic basis and all undisputed items shall be paid by Regions Bank within thirty (30) days thereafter. If Regions Bank disputes any portion of or items on such invoice, it shall notify the Trustee *ad litem* of the specifics of the dispute within thirty (30) days, and unless the dispute is resolved, the Trustee *ad litem* shall thereafter submit a detailed, unredacted invoice to the Court for the Court's in camera review. If, following its review, the Court determines that there is an issue to be resolved, the

Trustee *ad litem* shall submit a redacted invoice to Regions Bank, and unless the dispute is resolved by the Trustee *ad litem* and Regions, the Court shall thereafter resolve such dispute.

14. Regions Bank is further **ORDERED** to deposit with the Trustee *ad litem* from time-to-time such retainers for expenses as shall be reasonably requested by the Trustee *ad litem*.

DONE and **ORDERED** this the 20 day of June, 2008.

ALAN L. KING, Probate Judge

EXHIBIT B

HEAD,
SEIFERT &
VANDER WEIDE
A PROFESSIONAL ASSOCIATION
ATTORNEYS AT LAW
333 SOUTH SEVENTH STREET
SUITE 1140
MINNEAPOLIS MINNESOTA 55402
TELEPHONE (612) 339-1601 FACSIMILE (612) 339 3372

VERNON J. VANDER WEIDE
DIRECT DIAL 612 339-1617 EX 21
E-MAIL: VVANDERWEIDE@HSVWLAW.COM

June 19, 2008

Robert F. Birch
Rodman L. Drake
Stuart A. McFarland
Louis P. Salvatore
c/o Hyperion Brookfield Asset Management, Inc.
Three World Financial Center
200 Vesey Street, 10th Floor
New York, NY 10281-1010

Clifford E. Lai, Managing Partner
Brookfield Asset Management, Inc.
Three World Financial Center
200 Vesey Street, 10th Floor
New York, NY 10281-1010

By Federal Express

Re: Morgan Keegan Select Fund, Inc.

Gentlemen:

We represent the plaintiffs in *Landers v Morgan Asset Management, Inc.*, CH-08-0597-2, Chancery Court of Tennessee for the Thirtieth Judicial District at Memphis, Shelby County (removed to United States District Court for the Western District of Tennessee), a shareholders derivative action brought on behalf of the Morgan Keegan Select Fund, Inc. ("Company") and its three series funds: Regions Morgan Keegan Select Short Term Bond Fund, Regions Morgan Keegan Select Intermediate Term Bond Fund, and Regions Morgan Keegan Select High Income Fund (collectively, "the Funds"), to which reference is made on page 23 of the definitive proxy statement, dated May 20, 2008. Reference is made to said definitive proxy statement ("proxy statement"), in which you are described as the proposed directors for the Company if the Funds' shareholders approve the proposed transfer of the Funds' advisory agreements to Hyperion Brookfield Asset Management, Inc ("HBAM"). HBAM is described as the proposed new investment adviser for the Funds if the Funds' shareholders approve the proposed transfer of the Funds' advisory agreements to HBAM. This letter is addressed to each of you as the proposed directors and to HBAM as the proposed investment adviser.

We believe that there are many material omissions in the proxy statement, which are the basis for the requests for information contained in the letter. Among other material omissions, the statement in the proxy statement that the *Landers* derivative "complaint seeks

unspecified damages" is patently misleading; the *Landers* complaint, at paragraphs 475-76, estimates the damages to the three Funds at $937.5 million. In order to advise the *Landers* plaintiffs in connection with the proposed transfer of the Funds' advisory agreements to HBAM and the election of new directors, we request that you provide the following information, in view of the absence of this and other material information in the proxy statement:

1. Have you or Morgan Asset Management, Inc., or the Company or the Funds, filed any applications with the SEC for any exemptions under the Investment Company Act of 1940 from any of the provisions thereof in connection with the proposed transfer of the Funds' advisory agreements to HBAM or the election of new directors?

2. Describe any monetary or other consideration being paid or otherwise provided by HBAM in return for the transfer of the Funds' advisory agreements, and how any such consideration was determined; if no consideration is being provided by HBAM, describe the reasons for the absence of any consideration, and whether HBAM is receiving any consideration from any of the Funds' affiliates for becoming the Funds' investment advisor.

3. The information about HBAM as a fund adviser that would be disclosed in your funds' prospectuses, including the performance of the registered investment companies advised by HBAM.

4. Describe any informal or unwritten, and provide any formal or written, agreements, understanding or undertakings into which you entered with the Funds' present directors and/or Morgan Asset Management, Inc., the Funds' current investment adviser, or any of its affiliates (including Regions Financial Corporation), or any discussions with the foregoing, regarding the *Landers* derivative action.

5. Describe any assurances that the Funds' current directors or Morgan Asset Management, Inc. requested, or that you provided to the Funds' current directors or Morgan Asset Management, Inc., that you would pursue the claims asserted in the *Landers* derivative action.

6. A copy of the Adoption Agreement described in the proxy statement.

7. On page 8 of the proxy statement there is a reference to a memorandum by the independent counsel for the Funds' current board that purportedly reflects the responses to questions submitted by said counsel on their behalf to some or all of you. Please provide the questions and your answers.

8. On pages 7 and 8 of the proxy statement are references to materials received from HBAM. Please provide copies of all materials furnished to the Funds' board of directors or its counsel, including but not limited to "materials regarding HBAM's

compliance program and code of ethics." Also, describe the discussions between the Funds' directors and HBAM's Chief Compliance Officer, referenced on page 8 of the proxy statement.

9. A copy of the Consulting Agreement between HBAM and the Company or the Funds entered into in August 2007.

10. Describe the services you provided to the Funds after July 2007 as a valuation consultant pursuant to the Consulting Agreement described in the preceding item.

    a. In particular, did you assist the Funds, Morgan Asset Management, Inc. or Morgan Keegan & Co. in determining the valuations of the Funds' portfolio securities and, if so, how did you do that?

    b. With respect to changes in those valuations, did you assist the Funds, Morgan Asset Management, Inc. or Morgan Keegan & Co. in "smoothing" as described in *In the Matter of Piper Capital Management, Inc. et al.*, Securities and Exchange Commission Investment Advisers Act of 1940 Release No. 2163, dated August 26, 2003?

    c. Did you assist, or advise, the Funds or its investment adviser in connection with efforts to sell the Funds' portfolio securities, including but not limited to negotiating with prospective purchasers of such securities?

    d. Describe the percentage and dollar amounts of the Funds' portfolios that HBAM assisted in pricing or for which HBAM assisted in determining the fair value

    e. Describe any assistance, or advice, that you rendered to the Funds after July of 2007 in connection with sales of any of the Funds' portfolio securities to any affiliate of the Funds, or any affiliate of Morgan Keegan & Co. or Morgan Asset Management, Inc., including establishing the valuations at which any such sales were effected.

11. Describe any discussions with the Funds or their directors, Morgan Asset Management, Inc., Morgan Keegan & Co. or Regions Financial Corporation regarding indemnification or other agreements to make the Funds whole in the event they are held liable to their existing or former shareholders as a result of certain of the class actions pending in the United States District Court for the Western District of Tennessee, to which reference is made on pages 22-23 of the proxy statement.

12. Have you been informed by the Funds' directors, Morgan Asset Management, Inc., or any affiliate thereof regarding how Morgan Properties and RMK Trust intend to vote shares of the Funds held by them or by accounts managed by them with respect to the proposed transfer of the Funds' advisory agreements and the election of new directors? If so, how did they say they will vote?

13. On page 8 of the proxy statement the following statement appears (emphasis supplied):

> Next, the Board considered the qualifications and experience of the investment advisory personnel at HBAM In particular, the Board considered the background and expertise of Mr Dana Erikson, the head of HBAM's **High Yield Team**, as the **proposed lead portfolio manager of the Funds**, with the day-to-day responsibility for the management of the Funds The Board noted that Mr. Erikson is responsible for HBAM's **corporate high yield exposures** and the establishment of portfolio objectives and strategies The Board also noted the experience of the other members of HBAM's **High Yield Team**, as well as that of Mr Anthony Breaks and his team. and considered that HBAM applies a team-oriented approach to the fundamental analysis that drives its relative value-oriented investment decision-making process This process contemplates a relative valuation of the entire capital structure of a potential investment, which includes valuation of the equity, bonds and bank debt, to determine the optimal way to gain exposure to the issuing company **The Board concluded that HBAM's experience and personnel made HBAM well-qualified to manage each Fund's portfolio <u>in accordance with its investment objectives and strategies</u>, and that there was potential that shareholders would benefit from HBAM's management of the Funds**

With respect to these disclosures,

(1) Since the investment objectives of the RMK Short Term and Intermediate Funds are NOT now and have NEVER been high-yield, are you proposing to change these Funds' respective investment objectives without seeking shareholder approval?

(2) Do you deem an affirmative vote by the RMK Short Term Fund's and Intermediate Fund's shareholders to be a vote approving the change in these Funds' investment objectives to high yield?

(3) Regardless of the stated investment objectives of these two Funds, by this disclosure are you representing that the RMK Short Term and Intermediate Funds have in fact become high-yield funds, thus requiring the expertise of "HBAM's High Yield Team"?

14. Regarding the disclosure on page 7 of the proxy statement that "As part of the Proposal, MAM and Regions agreed to provide certain indemnifications to HBAM," describe the indemnification being provided to HBAM. Does this indemnification include HBAM's services as a valuation consultant from August 2007 to the present?

Please provide the information requested herein in a timely fashion so that we may advise the *Landers* plaintiffs on the basis of said information.

Very truly yours,

HEAD, SEIFERT & VANDER WEIDE, P.A.

Vernon J. Vander Weide
Thomas V. Seifert
333 South Seventh Street, Suite 1140
Minneapolis, MN 55402-2422
Telephone: 612-339-1601
Fax: 612-339-3372
vvanderweide@hsvwlaw.com
tseifert@hsvwlaw.com

LOCKRIDGE GRINDAL NAUEN PLLP
Richard A. Lockridge
Gregg M. Fishbein
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401
Telephone: 612-339-6900
Fax: 612-339-0981
ralockridge@locklaw.com
gmfishbein@locklaw.com

APPERSON, CRUMP & MAXWELL, PLC
Jerome A. Broadhurst
Charles D. Reaves
6000 Poplar Avenue, Suite 400
Memphis, TN 38119-3972
(901) 260-5133 direct
(901) 435-5133 fax
creaves44@comcast.net
jbroadhurst@appersoncrump.com

ZIMMERMAN REED, P.L.L.P.
Carolyn G. Anderson
Timothy J. Becker
651 Nicollet Mall, Suite 501
Minneapolis, MN 55402
Telephone: 612-341-0400
Fax: 612-341-0844
cga@zimmreed.com
tjb@zimmreed.com

ATTORNEYS FOR DERIVATIVE PLAINTIFFS

cc: Douglas Scheidt, Associate Director and Chief Counsel
Jeremiah DeMichaelis, Office of Disclosure and Review
Division of Investment Management, Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

EXHIBIT C

PaulHastings

Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
First Floor
New York, NY 10022
telephone 212-318-6000 • facsimile 212-319-4090 • www.paulhastings.com

Atlanta
Beijing
Brussels
Chicago
Frankfurt
Hong Kong
London
Los Angeles
Milan
New York
Orange County
Palo Alto
Paris
San Diego
San Francisco
Shanghai
Tokyo
Washington, DC

(212) 318-6800
mikerosella@paulhastings.com

June 30, 2008

42077-00030

VIA FAX & REGULAR MAIL

Head, Seifert & Vander Weide
333 South Seventh Street
Suite 1140
Minneapolis, Minnesota 55402

Re: Morgan Keegan Select Fund, Inc.

Gentlemen:

We are in receipt of your letter dated June 19, 2008 regarding the above-mentioned fund (the "Fund") and respond on behalf of Hyperion Brookfield Asset Management, Inc. As you know, the individuals to whom your letter was addressed are proposed directors for the Fund. In addition, Hyperion Brookfield Asset Management, Inc. is its proposed investment advisor. As such, said persons are not in a position to provide the information requested in your letter; however, we will forward said letter to the Board and Management of the Fund for their consideration.

Very truly yours,

Michael R. Rosella
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

MRR:mvd

Paul Hastings

cc: Mr. Robert F. Birch
Mr. Rodman L. Drake
Mr. Stuart A. McFarland
Mr. Louis P. Salvatore
Mr. Clifford E. Lai
Hyperion Brookfield Asset Management, Inc.

Douglas Scheidt, Esq. Associate Director and Chief Counsel
Mr. Jeremiah J. DeMichaelis, Office of Disclosure and Review
Division of Investment Management, Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

PaulHastings

Paul Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
First Floor
New York, NY 10022
telephone 212-318-6000 • facsimile 212-319-4090 • www.paulhastings.com

FACSIMILE TRANSMISSION

to:	company/office:	facsimile:	telephone:
Vernon J. Vander Weide, Esq	Head, Seifert & Vander Weide	(612) 339-3372	(612) 339-1601

from:	facsimile:	telephone:	initials:
Michael R. Rosella	(212) 319-4090	(212) 318-6800	MRR3

client name:	Hyperion Brookfield Asset Management, Inc.	client matter number:	42077-00030
date:	July 1, 2008	pages (with cover):	3

comments:

Please see attached. Thank you.

If you do not receive all pages, please call immediately Facsimile Center: (212) 318-6821

EXHIBIT D

APPERSON, CRUMP & MAXWELL, *PLC*

6000 Poplar Avenue
Suite 400
Memphis, TN 38119-3972

Mailing Address:
P.O. Box 172196
Memphis, TN 38187-2196

901-756-6300
901-757-1296 fax

www.appersoncrump.com

July 3, 2008

BY FEDERAL EXPRESS

Michael R. Rosella, Esq
Paul, Hastings, Janofsky & Walker LLP
76 East 55th Street, First Floor
New York, NY 10022

Re: Morgan Keegan Select Fund, Inc.

Dear Mr. Rosella:

Thank you for your letter to Vernon J. Vander Weide, dated June 30, 2008. As he is out of town, we are responding to your letter and wish to bring certain new matters to your attention.

As we understand your letter, your clients decline to provide the information requested in my letter to them, dated June 19, 2008. They do so notwithstanding that they are in possession of all of the information requested in that letter and notwithstanding that they are seeking the votes of the shareholders of the three open-end mutual funds that are series of Morgan Keegan Select Fund, Inc , to be elected directors of those funds, and to approve the transfer of those funds' investment advisory agreements to Hyperion Brookfield Asset Management, Inc., transactions from which presumably your clients seek to benefit. They are seeking such votes for these purposes by way of the proxy statement that was the subject of my letter. Accordingly, they have responsibilities under section 14 of the Securities Exchange Act of 1934 that they cannot pass off to others.

In item 12 of my letter, we asked about whether RMK Trust will vote the shares held by its trust accounts and, if so, how. In the absence of a response, we can only assume that these shares will be voted by RMK Trust and that they will be voted in favor of the proposed transaction with HBAM and the election of your clients as directors. In that regard, the Amended Order Appointing Trustee *Ad Litem* recently entered by the Probate Court of Jefferson County, Alabama, is of particular interest. A copy thereof is enclosed.

In this Amended Order, the court makes the following findings: "Regions Bank has an apparent or actual conflict of interest in the evaluation and pursuit of the Class Actions and the possible assertion of other claims concerning the Funds against Morgan Keegan & Co , Morgan Asset Management, Inc., and other affiliates of Regions Bank." Amended Order p. 3. The latter phrase ("possible assertion of other cliams...") necessarily encompasses the derivative action pending on behalf of Morgan Keegan Select Fund, Inc. and its three funds. While the Amended Order confers authority on the Trustee *Ad Litem* with respect to the class actions, it does not authorize the Trustee *Ad Litem* to vote the RMK Trust account shares at the July 11, 2008 shareholder meetings.

Clearly, if Regions Bank has a conflict with respect to evaluating and pursuing the class actions in light of the claims asserted against Regions Bank and its affiliates, MAM and Morgan Keegan Select Fund's current directors likewise have such a conflict

with respect to both the class and derivative actions, in light of the claims asserted against them. Further, such a conflict extends to the proposed transaction with HBAM and the election of the new directors, since these are matters that are being recommended by MAM and the current directors However, this conflict was not disclosed in the proxy statement. This conflict should preclude RMK Trust from voting its trust account shares at the July 11 shareholder meetings

We again ask that the requested information be provided.

Very truly yours,

APPERSON, CRUMP & MAXWELL, PLC

Charles D. Reaves, TNBPR122550
Jerome A. Broadhurst, TNBPR12529
6000 Poplar Avenue, Suite 400
Memphis, TN 38119-3972
(901) 260-5133 direct
(901) 435-5133 fax
creaves44@comcast.net
jbroadhurst@appersoncrump.com

HEAD, SEIFERT & VANDE WEIDE, P.A.
Vernon J. Vander Weide
Thomas V. Seifert
333 South Seventh Street, Suite 1140
Minneapolis, MN 55402-2422
Telephone: 612-339-1601
Fax: 612-339-3372
vvanderweide@hsvwlaw.com
tseifert@hsvwlaw.com

LOCKRIDGE GRINDA NAUEN PLLP
Richard A. Lockridge
Gregg M. Fishbein
100 Washington Avenue South, Suite 22C
Minneapolis, MN 55401
Telephone: 612-339-6900
Fax: 612-339-0981
ralockridge@locklaw.com
gmfishbein@locklaw.com

ZIMMERMAN REED, P.L.L.P.
Carolyn G. Anderson

Timothy J. Becker
651 Nicollet Mall, Suite 501
Minneapolis, MN 55402
Telephone: 612-341-0400
Fax: 612-341-0844
cga@zimmreed.com
tjb@zimmreed.com

ATTORNEYS FOR DERIVATIVE PLAINTIFFS

cc: Douglas Schiedt, Associate Director and Chief Counsel
Jeremiah DeMichaelis, Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N E
Washington, D C 20549

IN THE PROBATE COURT OF JEFFERSON COUNTY, ALABAMA
(IN EQUITY)

IN RE REGIONS BANK, d/b/a)
) CASE NO.: 200853
REGIONS MORGAN KEEGAN TRUST)

AMENDED ORDER APPOINTING TRUSTEE *AD LITEM*[1]

This matter came before the Court on the Petition for Instructions and Declaratory Relief (the "Petition") filed by Regions Bank, d/b/a Regions Morgan Keegan Trust ("Regions Bank"), the allegations of which include the following:

Regions Bank is a trustee of certain trust accounts (the "Trust Accounts") that hold or that have held investments in Regions Morgan Keegan proprietary mutual funds and, in its more limited capacity, as a directed trustee, custodian or agent of certain accounts (the "Custodial Accounts") that hold investments in said mutual funds.

Several federal class action lawsuits asserting claims under the Securities Act of 1933, as amended, 15 U.S.C. §§ 77a *et seq.* (the "Securities Act"), the Securities Exchange Act of 1934, as amended, 15 U.S.C. §§ 78a *et seq.* (the "Exchange Act"), and the Investment Company Act of 1940, as amended, 15 U.S.C. §§ 80a *et seq.* (the "Investment Company Act"), are pending, and others may be filed, that have or will have arisen out of or relate to investments in the Regions Morgan Keegan Select proprietary mutual fund family of open-end funds, including the Regions Morgan Keegan Select High Income Fund (symbols: MKHIX, RHICX, RHIIX), Regions Morgan Keegan Select Intermediate Bond Fund (symbols: MKIBX, RIBCX, RIBIX), and Regions

1 This Amendment of the Court's June 9, 2008 Order is done for the sole purpose of removing reference to the Morgan Keegan Select Fixed Income Fund, which was erroneously included in the "Funds" defined in the original Order.

EXHIBIT A

Morgan Keegan Select Short-Term Bond Fund (symbols: MSBIX, RSTCX, MSTBX); and arise out of or relate to investments in the RMK proprietary mutual fund family of closed-end funds, including the RMK Advantage Income Fund (symbol: RMA), RMK High Income Fund (symbol: RMH), RMK Multi-Sector High Income Fund, Inc. (symbol: RHY) and RMK Strategic Income Fund, Inc. (symbol: RSF) (collectively, the "Funds"). Said pending federal class action lawsuits include, but are not limited to, the following:

> *Atkinson, et al v. Morgan Asset Management, Inc., et al*, CV-02784-SHM-dkv (W.D. Tenn.);
>
> *DeJoseph, et al v. Morgan Keegan & Co., Inc, et al*, CV-02212-SHM-dkv (W.D. Tenn.);
>
> *Hartman, et al v. Morgan Keegan & Co., Inc., et al*, CV-02071-dkv (W.D. Tenn.);
>
> *Willis, et al v. Morgan Keegan & Co., Inc., et al*, CV-02830-SHM-sta (W.D. Tenn.);
>
> *Gregory, et al. v. Morgan Keegan & Co., Inc. et al.*, CV 2078-SHM-sta (W. D. Tenn.).

The foregoing federal class action lawsuits as well as any additional lawsuits or other legal proceedings, whether or not filed as class action lawsuits, that may be filed with respect to the same subject matter and asserting claims under the Securities Act, the Exchange Act, the Investment Company Act, other federal securities laws or state securities laws, are hereinafter referred to as the "Class Actions."

The Funds are managed by and receive investment advice from an affiliate of Regions Bank, namely, Morgan Asset Management, Inc., and are distributed by another affiliate of Regions Bank, namely, Morgan Keegan & Company, Inc.

Regions Bank has by consent agreed to pay the fees, commissions and expenses of or incurred by a temporary special fiduciary appointed by the Court for the Trust Accounts and the Custodial Accounts as set forth below in this matter.

Upon consideration of the Petition, the Court finds as follows:

Regions Bank has an apparent or actual conflict of interest in the evaluation and pursuit of the Class Actions and the possible assertion of other claims concerning the Funds against Morgan Keegan & Company, Inc., Morgan Asset Management, Inc., and other affiliates of Regions Bank.

The appointment of a temporary special fiduciary for the Trust Accounts and the Custodial Accounts is necessary for the limited and specific purposes of monitoring, evaluating and participating in the Class Actions, and taking any and all appropriate actions on behalf of the Trust Accounts and the Custodial Accounts relating to the Funds.

The qualifications of C. Fred Daniels to be appointed as such temporary special fiduciary include the following:

Mr. Daniels is a partner in the law firm of Cabaniss, Johnston, Gardner, Dumas & O'Neal LLP;

He is a licensed attorney with almost thirty-five years experience, and his practice emphasizes estates, trusts, businesses and litigation involving the rights and duties of personal representatives, trustees and beneficiaries, including serving as lead counsel in litigation before Alabama and federal trial and appellate courts;

He is a Fellow of the American College of Estate and Trust Counsel, a Past Chairman of the Tax Section of the Alabama Bar Association, and a former Alabama delegate to the Southeastern Liaison Committee of the Internal Revenue Service;

He is a Member of the Alabama Law Institute where he served on the committees that revised Alabama's General Partnership Act (chairman), the Alabama Uniform Estate Tax Apportionment Act (reporter), the Alabama Professional Corporations Act, and the Alabama Uniform Transfers to Minors Act; and he currently serves on the Alabama Law Institute Committee that has drafted a comprehensive revision of the Alabama laws on business entities; and

His recognitions include listings in The Best Lawyers in America in the fields of estates and trusts, selection by Law & Politics as one of the top fifty lawyers in Alabama, and the highest rating assigned by the Martindale-Hubbell Law Directory.

The Court finds that C. Fred Daniels is a suitable person to be appointed as the temporary special fiduciary for the Trust Accounts and the Custodial Accounts.

It is therefore **ORDERED, ADJUDGED** and **DECLARED** by the Court that:

1. The Probate Court of Jefferson County, Alabama, is a court of general jurisdiction, and the judge thereof is required by Alabama law to be a licensed attorney who is learned in the law.

2. The Court's equity powers are invoked as authorized by Alabama law under ALA. CODE § 43-8-9 (1991 Repl.); Code of Alabama 1940, Appendix § 1049 (230), *et seq.*

3. Pursuant to the Court's inherent equity authority and ALA. CODE § 19-3B-704(g) (2007 Repl.), the Court **ORDERS** that C. Fred Daniels be and is hereby appointed Trustee *ad litem* to represent the interests of and to act as temporary special fiduciary for the Trust Accounts, and to represent the interests of and to act as temporary special

fiduciary for the Custodial Accounts, for the limited and specific purposes of monitoring, evaluating and participating in, including any appropriate elections to participate in or opt out of, the Class Actions, and taking and any and all appropriate actions on behalf of the Trust Accounts and the Custodial Accounts relating to the Funds.

4. The Court **ORDERS** that the Trustee *ad litem* shall have all powers appropriate to achieve the foregoing purposes, including, but not limited to, the powers set forth in ALA. CODE § 19-3B-816 (23), (24), (25) and (28) (2007 Repl.).

5. The Trustee *ad litem*'s power to employ counsel specifically includes the authority to employ the law firm of Cabaniss, Johnston, Gardner, Dumas & O'Neal LLP.

6. The Court **ORDERS** Regions Bank to furnish promptly to the Trustee *ad litem* such information and documents in its possession or reasonably obtainable as shall be reasonably requested by the Trustee *ad litem* in carrying out his limited and specific responsibilities hereunder, from time-to-time, and in such form, whether electronic or hard copy, as is necessary to maximize efficiency and minimize expense, including, but not limited to, (a) the name of each Trust Account, (b) the names and addresses of the qualified beneficiaries of each Trust Account and any other beneficiaries thereof who have requested notice, (c) the identity of any qualified beneficiaries who are under the age of majority or are otherwise known to be incompetent to represent themselves, together with the identity of any conservator, guardian or other representative thereof, (d) the names and addresses of any co-trustees of any Trust Account, (e) an identification of which Trust Accounts are revocable and which are irrevocable, (f) copies of each trust instrument and any amendments thereof, (g) the name of each Custodial Account, (h) the

names and addresses of the persons interested in each Custodial Account, and (i) copies of the agreements and amendments thereto establishing or otherwise governing each Custodial Account; and Regions Bank is further **ORDERED** to notify the Trustee *ad litem* promptly of any changes in the above information and documents or of the revocation, other termination, amendment, or other change or modification of any Trust Account or Custodial Account.

7. The Trustee *ad litem* is to submit a proposal to the Court no later than July 9, 2008, as to (a) which beneficiaries of the Trust Accounts and which persons interested in the Custodial Accounts should be given notice by the Court or the Trustee *ad litem* of such appointment (the "Notice"), and (b) what form the Notice should take.

8. The form of the Notice shall direct any co-trustee of a Trust Account for which Regions Bank serves as a co-trustee thereof who objects to the appointment of the Trustee *ad litem* with respect to such Trust Account to notify the Court of such objection within thirty (30) days, and thereafter, if permissible under the governing trust instrument, the co-trustee of said Trust Account, and not Regions Bank or the Trustee *ad litem*, shall represent the interests of said Trust Account, at the co-trustee's or the Trust Account's expense, with respect to the monitoring, evaluating and pursuing, including any appropriate elections to participate in or opt out of, the Class Actions and taking any and all appropriate actions on behalf of the Trust Account relating to the Funds.

9. The form of the Notice shall direct the settlor of any Trust Account that is revocable, and the principal with respect to any Custodial Account, who objects to the appointment of the Trustee *ad litem* with respect to such Trust Account or Custodial

Account to notify the Court of such objection within thirty (30) days, and thereafter such settlor or principal, as the case may be, and not Regions Bank or the Trustee *ad litem*, shall have the responsibility for and shall direct the representation of the interests of said Trust Account or said Custodial Account, at the settlor's or Trust Account's, or the principal's or the Custodial Account's expense, as the case may be, for the purposes of monitoring, evaluating and pursuing, including any appropriate elections to participate in or opt out of, the Class Actions, and taking any and all appropriate actions on behalf of the Trust Account or Custodial Account relating to the Funds.

10. To the extent required, the Court will by further Order establish procedures to resolve any other objections to the appointment of the Trustee *ad litem* with respect to any particular Trust Account or Custodial Account.

11. Pending the giving of the Notice, in addition to Regions Bank's continuing to have authority to communicate with its co-trustees, beneficiaries and interested persons in the ordinary course of business, Regions Bank is authorized to advise the co-trustees and beneficiaries of the Trust Accounts and the persons interested in the Custodial Accounts of the appointment of the Trustee *ad litem* and the other actions taken by the Court with respect to the subject matter hereof.

12. The authority of the Trustee *ad litem* is limited to the monitoring, evaluating and pursuing, including any appropriate elections to participate in or opt out of, the Class Actions, and to taking any and all appropriate actions on behalf of the Trust Accounts and the Custodial Accounts relating to the Funds, and the Trustee *ad litem* shall have no authority with respect to the Trust Accounts and the Custodial Accounts and no

responsibility to or on behalf of the beneficiaries thereof or the persons interested therein other than as specifically set forth in this Order, as it may be supplemented or amended hereafter. Regions Bank and its co-trustees, if any, shall retain all duties and responsibilities with respect to the Trust Accounts and the Custodial Accounts that are not herein delegated to (a) the Trustee *ad litem*, (b) the co-trustees of Trust Accounts who object to the appointment of the Trustee *ad litem*, (c) the settlors of Trust Accounts that are revocable who object to the appointment of the Trustee *ad litem*, and (d) the principals with respect to Custodial Accounts who object to the appointment of the Trustee *ad litem*.

13. Regions Bank is **ORDERED** to pay all fees, commissions and expenses of or incurred by the Trustee *ad litem*, including, but not limited to, the fees and expenses of the Trustee *ad litem*'s counsel, and to advance funds as appropriate to pay reasonably anticipated expenses of the Trustee *ad litem* and the Trustee *ad litem*'s counsel, such payments to be made in accordance with the following procedure: In order to avoid waiver of the attorney-client privilege, the work-product privilege or other privileges, summary invoices setting forth the amounts for the foregoing shall be submitted on a monthly or other periodic basis and all undisputed items shall be paid by Regions Bank within thirty (30) days thereafter. If Regions Bank disputes any portion of or items on such invoice, it shall notify the Trustee *ad litem* of the specifics of the dispute within thirty (30) days, and unless the dispute is resolved, the Trustee *ad litem* shall thereafter submit a detailed, unredacted invoice to the Court for the Court's in camera review. If, following its review, the Court determines that there is an issue to be resolved, the

Trustee *ad litem* shall submit a redacted invoice to Regions Bank, and unless the dispute is resolved by the Trustee *ad litem* and Regions, the Court shall thereafter resolve such dispute.

14. Regions Bank is further **ORDERED** to deposit with the Trustee *ad litem* from time-to-time such retainers for expenses as shall be reasonably requested by the Trustee *ad litem*.

DONE and **ORDERED** this the 20 day of June, 2008.

ALAN L. KING, Probate Judge

EXHIBIT E

APPERSON, CRUMP & MAXWELL, *PLC*

6000 Poplar Avenue
Suite 400
Memphis, TN 38119-3972

Mailing Address
P.O. Box 172196
Memphis, TN 38187-2196

901-756-6300
901-757-1296 fax

www.appersoncrump.com

July 10, 2008

Jeremiah DeMichaelis
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Definitive Proxy Materials
Morgan Keegan Select Fund, Inc.

Dear Mr. DeMichaelis:

Following up on your conversation with me yesterday afternoon, this letter is submitted by our group of attorneys in order to provide further information with respect to the letter from Vernon J. Vander Weide to Robert F. Birch, et al. dated June 19, 2008, the letter dated June 30, 2008, from Michael R. Rosella, counsel to Hyperion Brookfield Asset Management, Inc. ("HBAM"), responding to Mr. Vander Weide's letter, and the letter from me, dated July 3, 2008, copies of all three of which were sent to you and to Douglas Schiedt.

In addition to these letters, we are today enclosing a copy of a letter, dated June 18, 2008, from RMK Assistant Vice President R. Lance Cowles to one of the putative class members who has contacted us (recipient's identifying information having been redacted), informing the trust beneficiaries that a trustee *ad litem* has been appointed to represent their interests in connection with several class actions, which would include the *Atkinson* class action that we have filed. In this letter, Mr. Cowles states, "The trustee *ad litem* is independent of Regions and will serve to protect the interests of affected accounts....," thereby admitting the conflict between Regions Bank and the trust account beneficiaries. We have previously argued that this admitted

conflict is likewise derived from the *Landers* derivative action that we have filed on behalf of the three open-end Morgan Keegan Select Funds ("Funds"); this conflict should be extended to the Funds' shareholders' meetings to be held July 11, 2008, and the proposed transfer for no monetary consideration of the Funds' advisory agreements to HBAM, and the election of new directors for the Funds. After all, if Regions Bank cannot act to protect the interests of the affected trust accounts in the class action litigation, how can Regions Bank vote the trust shares at the shareholder meetings on matters in which it and its affiliates have a substantial interest in light of the pending class and derivative actions against them.

We also note that Mr. Cowles erroneously states in his letter that it is only RMK's affiliates that are named as defendants in the pending class actions. In fact, Regions Bank and its parent, Regions Financial, Inc., are also named defendants in the *Atkinson* class action that we filed December 6, 2007.

As we noted in our July 3, 2008, letter, in his June 30, 2008, and in his conversation with you, as you related it to me, Mr. Rosella's view that his clients—namely, the proposed directors and HBAM—have no responsibility for, or exposure with respect to, what we believe is a false and misleading proxy statement (as outlined in our June 19, 2008 letter), because the transaction has not yet been approved and the new directors (Mr. Birch et al.) have not yet been elected, is contrary to the Securities Exchange Act of 1934. While we understand this argument and their reasons for adopting it, as I indicated yesterday, we nevertheless vigorously disagree with Mr. Rosella's position that by tomorrow, assuming the meeting is held and the proposed transaction is approved and the new directors are elected, our questions for substantive information not contained in the proxy statement will all be moot.

In his comments, Mr. Rosella admits two critical facts: the information requested in our June 19th letter is not included in the proxy statement and that this information is material, two critical facts establishing liability under section 14(a).

Section 14(a) of the Securities Exchange Act of 1934 provides (emphasis added):

It shall be unlawful for any person . . . in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in

the public interest or for the protection of investors, to solicit or to *permit the use of his name to solicit* any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.

In *Lewis v Dansker*, 68 F.R.D. 184 (S.D.N.Y.1974), the court held that persons who were intended beneficiaries of resolutions described in a proxy statement, who were aware of and had an opportunity to read the proxy statement, and who were involved in the board of directors' approval of the resolutions that resulted in the proxy statement's distribution did, in violation of section 14(a), "solicit" proxies, even though their names did not appear in the proxy statement. *Id* at 194-95. Another was liable solely because his name appeared in the proxy statement. *Id* at 193. In finding liability, the court rejected the argument that only the company was the solicitor of the proxies and anyone else could be liable only as controlling persons pursuant to section 20(a) of the '34 Act. *Id.* at 193-94. The court noted that liability under section 14(a) is not predicated on controlling person liability but only on whether the defendant permitted his name to be "used" to solicit the proxy. *Id.* The court granted plaintiffs' motion for partial summary judgment as to defendants' 14(a) liability. *Id.* at 195

HBAM and the proposed new directors, of course, appear prominently in the proxy statement, which is really all about their election. They also, according to the proxy statement, were clearly involved in the Funds' board's approval of the resolutions recommending the transfer of the Funds' advisory agreements to HBAM and the election of the new directors. HBAM and the proposed new directors presumably read the proxy statement, especially since it contains information supplied by them. They at least were aware of, and had the opportunity to read, the proxy statement. Finally, HBAM and its proposed new directors for the Funds are intended beneficiaries of the resolutions mentioned in the proxy statement, as it is HBAM that is getting the Funds' advisory agreements for no monetary consideration and it is Mr. Birch et al. who are being recommended for election as directors of the Funds and all the benefits that accompany such office.

As to Mr. Rosella's "moot" argument, corporate transactions approved by shareholders on the basis of a fraudulent proxy statement can be set aside or other relief awarded. *See, e.g.,*, *Reschini v First Federal Sav and Loan Ass'n of Indiana*, 46 F.3d 246, 249-50 (3d Cir. 1995) (where a merger is obtained through fraudulent proxy statements, possible forms of relief will include setting aside the merger or granting other equitable relief; nullifying

the corporate action taken on the basis of fraudulent proxies is a traditional form of relief) (citations omitted). In short, the shareholders meetings do not moot the fraudulent proxy statement.

A key disclosure issue, as pointed out previously, is the fact that RMK Trust apparently is prepared to vote the shares held in accounts for which it is trustee, notwithstanding its now clearly acknowledged conflict of interest on the matters to be voted on by the shareholders at the July 11th meetings. According to data derived from the definitive proxy statement, RMK Trust and Morgan Properties, an affiliate of the Regions/Morgan complex, collectively hold substantial percentages of the outstanding shares of the three classes of RMK Select Short Term Fund, the Intermediate Fund, and the High Income Fund, percentages that would appear to be sufficiently significant to control the outcome of the vote.

Regions Bank and its affiliates are defendants in the *Landers* derivative action that we have filed, alleging investment losses in the open-end funds of an estimated $937 million, a figure not disclosed in the proxy statement. Thus, RMK Trust apparently is prepared to vote shares which it holds in trust, subject to fiduciary duties, on a matter in which it and its affiliates have a substantial adverse interest to those to whom RMK Trust owes fiduciary duties. Aside from the section 14(a) issues, the proposed transaction raises potentially serious questions under sections 17(a) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder.

We would be happy to forward the complaints in the *Atkinson* class action and the *Landers* derivative action if that would be helpful for your consideration and analysis. However, we would emphasize that both the *Atkinson* class action and the *Landers* derivative action allege violations of the Funds' 15% restriction on investments in illiquid securities, and the over-concentration of investments in exotic mortgage related securities of uncertain valuation exceeding the limitation of 25% of investments in a single industry, restrictions that are not referred to in the definitive proxy statement in discussing the litigation. We refer to these complaints not to persuade you regarding the merits of plaintiffs' claims but to demonstrate the magnitude and scope of defendants' exposure on the basis of detailed and specific investment restriction allegations and the materiality of the undisclosed facts regarding these actions, particularly the derivative action, in the definitive proxy statement.

Very truly yours,

APPERSON, CRUMP & MAXWELL, PLC

Charles D. Reaves
Jerome A. Broadhurst
6000 Poplar Avenue, Suite 400
Memphis, TN 38119-3972
(901) 260-5133 direct
(901) 435-5133 fax
creaves@appersoncrump com
jbroadhurst@appersoncrump.com

HEAD, SEIFERT & VANDER WEIDE, P.A.
Vernon J. Vander Weide
Thomas V. Seifert
333 South Seventh Street, Suite 1140
Minneapolis, MN 55402-2422
Telephone: 612-339-1601
Fax: 612-339-3372
vvanderweide@hsvwlaw.com
tseifert@hsvwlaw.com

LOCKRIDGE GRINDAL NAUEN PLLP
Richard A Lockridge
Gregg M. Fishbein
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401
Telephone: 612-339-6900
Fax: 612-339-0981
ralockridge@locklaw.com
gmfishbein@locklaw.com

ZIMMERMAN REED, P.L.L.P.
Carolyn G. Anderson
Timothy J. Becker
651 Nicollet Mall, Suite 501
Minneapolis, MN 55402
Telephone: 612-341-0400
Fax: 612-341-0844

cga@zimmreed.com
tjb@zimmreed.com

ATTORNEYS FOR DERIVATIVE PLAINTIFFS

cc: Douglas Schiedt, Associate Director and Chief Counsel
Division of Investment Management,
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549

Michael R. Rosella
Paul, Hastings, Janofsky & Walker LLP
76 East 55th Street, First Floor
New York, NY 10022

REGIONS MORGAN KEEGAN

R. Lance Cowles, JD
Assistant Vice President

June 18, 2008

Dear

As you may be aware, several class action lawsuits have been filed with respect to the Regions Morgan Keegan proprietary mutual funds. I am writing to let you know of a step that Regions Bank, as your trustee, has taken to ensure that your account with the trust department will have independent representation with respect to these class action lawsuits and any similar lawsuits related to the Funds. Please rest assured that Regions Bank will continue to serve as your trustee per our agreements for all purposes other than the pursuit of these lawsuits and related claims, and you should continue to call on me directly for service

Due to the fact that Regions Bank is a corporate affiliate of some of the class action defendants, including Morgan Keegan & Company, Inc. and Morgan Asset Management, Inc., it is appropriate for Regions Bank, as trustee, to ask a court to appoint a temporary representative, known as a "trustee ad litem," to represent your account in these actions. The trustee ad litem is independent of Regions and will serve in Regions' stead as trustee, directed trustee, agent, or custodian, as the case may be, to protect the interests of affected accounts in these actions involving Regions' affiliates Regions Bank has taken this proactive measure by filing a Petition asking the Probate Court of Jefferson County, Alabama, where Regions Bank is headquartered, to appoint such a trustee ad litem to represent all affected accounts at Regions' sole expense.

The Court has granted Regions' Petition and has appointed a trustee ad litem, who is C Fred Daniels, an experienced trust attorney, who may be reached at:

P.O Box 830612
Birmingham, AL 35283-0612

1100 Ridgeway Loop Road, Suite 100, Memphis, TN 38120
Phone: 800-275-5250 • 901-818-7621 • Fax:901-818-7644
Email: Lance.Cowles@regions.com

REGIONS MORGAN KEEGAN

R. Lance Cowles, JD
Assistant Vice President

In the next 60 – 90 days, you should be receiving a formal notice from the Court or from the trustee ad litem regarding the appointment. The notice will explain how the trustee ad litem will proceed on behalf of your trust account and will contain additional contact information for the trustee ad litem, should you have any questions going forward.

You do not need to do anything in response to this letter; however, because I value our relationship, I wanted to make you aware of the steps Regions has taken to protect the interests of your account and to let you know what to expect. Please let me know if you have any questions at this time. Otherwise, I look forward to continuing our relationship, and I hope that you will let me know of any way in which I may be of service at this time.

Best Regards,

Lance Cowles

R. Lance Cowles
Assistant Vice President

1100 Ridgeway Loop Road, Suite 100, Memphis, TN 38120
Phone: 800-275-5250 • 901-818-7621 • Fax:901-818-7644
Email: Lance.Cowles@regions.com

EXHIBIT F

APPERSON, CRUMP & MAXWELL, *PLC*

February 20, 2009

6000 Poplar Avenue
Suite 400
Memphis, TN 38119-3972

Mailing Address:
P.O. Box 172196
Memphis, TN 38187-2196

901-756-6300
901-757-1296 fax

www.appersoncrump.com

Mr. Jeremiah DeMichaelis
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington. D.C. 20549

Re: Preliminary Proxy Materials – Schedule 14A
Helios Select Fund (Formerly Morgan Keegan Select Fund, Inc.)
Absence of Discussion on Pending Litigation

Dear Mr. DeMichaelis:

We represent the Plaintiffs in a derivative action brought on behalf of the three Series of Helios Select Fund, Inc. (formerly Morgan Keegan Select Fund, Inc.), a registered investment company (Registration Numbers 811-09079; 333-66181). Effective in July of 2008, the investment advisory contracts for the three Series of the above investment company were transferred from Morgan Asset Management, Inc. to Hyperion Brookfield Asset Management, Inc. and subsequently the name of the investment company was changed from Morgan Keegan Select Fund to Helios Select Fund, Inc. In a letter dated July 10, 2008, we previously called this litigation to your attention.

The derivative action seeks recovery of damages on behalf of the three Series for breach of contract, breach of fiduciary duty, and violation of certain of the investment restrictions of each of the three Series from the former investment adviser, Morgan Asset Management, Inc., from its former principal underwriter and distributor, Morgan Keegan & Co., Inc., from the directors and certain officers, and from Regions Bank, an affiliated bank that is a subsidiary of Regions Financial Corp., the parent company of the other corporate defendants.

We have now learned that a preliminary proxy statement with respect to one of the three Series, Helios Select Short Term Bond Fund (the "Short Term Fund" or the "Fund") was filed on February 3, 2009. As of today, there has been no filing of a definitive proxy statement. In the preliminary proxy statement, management of the Fund is seeking shareholder approval to liquidate the Short Term Fund and, according to the Plan of Liquidation, dissolve the Fund. The purpose of this letter is to call to your attention that the preliminary proxy statement contains absolutely no discussion of the pending derivative action, nor any discussion of the effects of the proposed liquidation and dissolution of the Fund on the status of the derivative action. As noted above, this action seeks damages for the benefit of the Fund and ultimately on behalf of its shareholders. The derivative action is indisputably an asset of the Fund.

It is our position that the shareholders, in connection with the vote on the proposed liquidation of the Fund, need to be informed of the existence of the pending litigation, brought on behalf of the Fund for their benefit, and the possible effects of the proposed liquidation and dissolution on the litigation. We plan to follow-up with further comments on this on Monday.

We accordingly request that the staff of the Division of Investment Management withhold approval of the preliminary proxy statement until such time as an appropriate method for preserving the rights of the Fund to receive any damages that might be awarded in the litigation can be formally adopted and language discussing this procedure can be incorporated in the proxy statement.

Very truly yours,

Charles D. Reaves

Jerome A. Broadhurst

cc: Michael R. Rosella, Esq.

EXHIBIT G

APPERSON, CRUMP & MAXWELL, *PLC*

6000 Poplar Avenue
Suite 400
Memphis, TN 38119-3972

Mailing Address:
P.O. Box 172196
Memphis, TN 38187-2196

901-756-6300
901-757-1296 fax

www.appersoncrump.com

February 23, 2009

Mr. Jeremiah DeMichaelis
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington. D.C. 20549

Re: Preliminary Proxy Materials – Schedule 14A Helios Select Fund (Formerly Morgan Keegan Select Fund, Inc.) Absence of Discussion on Pending Litigation

Dear Mr. DeMichaelis:

Following up on our letter of February 20, 2009, copy attached, we endeavored to send a copy of the Complaint in our derivative action on Friday evening, but the e-mail system of the SEC would not allow receipt of an attachment that large. The style of the case is *Landers, et al. v. Morgan Asset Management, Inc., et al.* It was originally filed in The Chancery Court for Shelby County, Tennessee on March 26, 2008, and was removed to Federal District Court for the Western District of Tennessee on April 29, 2008, and assigned Case No. 2:08-cv-02260-SHM -tmp. A motion for remand was filed on May 29, 2008, but the Court has not yet acted on this motion. The Complaint is available on the Court's PACER System should you wish to review its allegations.

In summary, we believe that the pending derivative action is an asset of the Helios Select Short Term Bond Fund ("STBF"), a series of the Helios Select Fund, Inc., a Maryland corporation. Failure to mention the litigation and the potential effects of the proposed liquidation and dissolution of the STBF series on the derivative action, we believe, constitutes an omission of material facts in contravention of the applicable proxy rules, particularly because the fund is a nominal defendant. Further, it is our position

that the STBF series should not be dissolved after the assets have been liquidated without first establishing a mechanism for the purpose of pursuing the derivative action and to receive any damages that might be awarded upon completion of the litigation. Failure to establish such a mechanism would deny STBF of an asset that could be a significant benefit for its current and former.

It would appear that Morgan Asset Management and the STBF's prior board of directors could not have liquidated this fund in the face of the pending derivative action on behalf of the fund. The proposal to liquidate the STBF now without making provision for the maintenance of the derivative action amounts to doing indirectly what Morgan Asset Management and the fund's then board of directors could not have done themselves directly.

As a result, we renew our request that approval of the preliminary proxy material be withheld until such time as this issue can be discussed and resolved through requiring the necessary disclosure and the establishment of a method or procedure to preserve the STBF's claims and the ability of current and former shareholders to receive any damages that may be awarded in the litigation.

Very truly yours,

Charles D. Reaves

Jerome A. Broadhurst

cc: Douglas Scheidt, Securities and Exchange Commission
Michael R. Rosella, Esq.

EXHIBIT H

Jerome A. Broadhurst

From: Jerome A. Broadhurst
Sent: Wednesday, February 25, 2009 10:48 AM
To: 'brianhurley@paulhastings.com'
Cc: Charles D. Reaves; 'Vernon Vander Weide'
Subject: FW: Morgan Keegan-Derivative Complaint
Attachments: Derivative Complaint 3-28-08 Filed Copy Case No. Ch-08-0597-2.pdf

Hello Brian,
As we discussed, I am attaching a copy of our Derivative Complaint for your review and consideration in connection with the Helios Select Short Term Bond Fund Proxy Statement. As you will see, the Complaint was originally filed in state court here in Tennessee. The defendants had it removed to Federal Court here in Memphis where it has been assigned U.S. District Court for the Western District of Tennessee Case No. 2:08-cv-02260-SHM-dkv. Plaintiffs have filed a motion seeking remand of the case to state court, and that motion is still pending before the Federal District Court.

Please call us when you are ready to discuss the status of the issues that we have raised.

Best regards,
Jerry

APPERSON CRUMP

Jerome A. Broadhurst
Apperson, Crump & Maxwell, PLC
6000 Poplar Avenue, Suite 400
Memphis, TN 38119-3972
(901) 260-5133 direct
(901) 435-5133 fax
jbroadhurst@appersoncrump.com

EXHIBIT I

APPERSON, CRUMP & MAXWELL, *PLC*

6000 Poplar Avenue
Suite 400
Memphis, TN 38119-3972

Mailing Address:
P.O. Box 172196
Memphis, TN 38187-2196

901-756-6300
901-757-1296 fax

www.appersoncrump.com

April 10, 2009

Brian Hurley, Esq.
Paul, Hastings, Janofsky &Walker, LLP
76 East 55th Street, First Floor
New York, NY 10072

Re: Helios Select Fund, Inc. (formerly Morgan Keegan Select Fund, Inc.)

Dear Mr. Hurley:

Several weeks ago, we discussed with you the pending derivative action in the Western District of Tennessee styled *Landers, et al v. Morgan Asset Management, Inc., et al.*, in which the above mutual fund is a nominal defendant as the beneficiary of the action, and our concerns that the then proposed plan to liquidate one of its three Series, the Short-Term Bond Fund, could adversely affect that litigation. For your reference, we forwarded a copy of the complaint by email on February 25.

We have reviewed the Prospectus supplement or sticker that was recently filed with the Securities & Exchange Commission ("SEC"), which indicates that management now intends to propose that shareholders approve the liquidation of not only the Short-Term Bond Fund, but also that of the remaining two Select Series – the High Income Fund and the Intermediate Bond Fund. The sticker contains a disclosure that appears to respond to our concerns about the effects of liquidation on the pending derivative litigation, in which it is stated that in order to preserve certain legal claims made on behalf of the three funds, the shares will not be technically retired after payment of the liquidation proceeds.

We appreciate this response to our concerns. However, there are certain additional issues that need to be addressed in order to assure that

the legal claims are preserved pending the outcome of the litigation, as is management's stated purpose.

One set of issues involves the question of the legal structure that preservation of the shares in the non-cancelled form will take. It may be that the non-cancelled shares will continue to be owned by and registered in the names of the various shareholders who received liquidating distributions, even though there would then be no current, tangible assets held by the funds, and the funds' only assets would be the contingent damages that could be awarded in the derivative litigation. If not, and the shares are viewed as treasury shares, it may be necessary for some of the named representative plaintiffs in the action to continue to hold some of their shares in registered form so that they remain fund shareholders throughout the period in which the litigation is pending in order to assure that the legal claims may be pursued. Under either of these scenarios it would appear that the corporate structure of the corporation and the three Series would need to be maintained in some manner, and we need to discuss with you the form that would take.

In addition, there is another major issue of which you may or may not be aware. In the consolidated class action case with respect to the open-end funds that is pending in the Western District of Tennessee, styled *In re Regions Morgan Keegan Open-End Mutual Fund Litigation*, WDTN Case No. 07-2784, two of the cases that have been consolidated into that case name the corporate entity itself, Morgan Keegan Select Fund, Inc. (now Helios Select Fund, Inc.) as a defendant on claims under the Securities Act of 1933. Those two cases are *Willis v. Morgan Keegan & Company, Inc.* (WDTN No. 07-2830) and *Hartmann v. Morgan Keegan & Company, Inc.* (WDTN No. 08-2071). Reference to these two cases is contained in Footnote 11 of the Notes to Financial Statements of the Semi-Annual Report to shareholders dated October 31, 2008, a copy of which is attached to this letter. The fact that the corporate entity itself is a defendant in the consolidated class action case means, of course, that the putative class members are creditors of Helios Select Fund, Inc. and thus must be provided for in the dissolution.

Since these and other pertinent legal issues exist and would need to be resolved, we would appreciate the opportunity of discussing these matters with you and/or with the appropriate partner at Paul Hastings before the revised preliminary proxy statement is filed with the SEC as to all three Series. We will call you to determine how these matters can best

be approached as you proceed with the preparation of the revised proxy statement.

Your consideration in this matter is appreciated.

Sincerely,

Charles D. Reaves
Jerome A. Broadhurst

cc: Mr. Jeremiah DeMichaelis
Office of Disclosure and Review
Division of Investment Management
100 F Street, NE
Washington, DC 20549

FOOTNOTE DESCRIBING LITIGATION FROM

SEMI-ANNUAL REPORT TO SHAREHOLDERS OF HELIOS SELECT FUND INC.

DATED October 31, 2008

11. Litigation

Beginning in late 2007, lawsuits were filed in federal and state courts in Tennessee and Alabama relating to certain fixed income funds managed by the Adviser, including the Funds. Certain of the cases were filed as putative class actions on behalf of investors who purchased shares of the Funds from December 2004 through February 2008 and other cases were filed as actions on behalf of one or more individuals or trusts. The complaints name various entities and individuals as defendants including, among others, the former investment adviser, Morgan Asset Management, Inc., as well as Morgan Keegan & Company, Inc., Regions Financial Corporation and several affiliates, certain former directors and former officers of the Funds, the Funds' former portfolio managers and, in two cases, the Company. The complaints generally allege that the defendants misrepresented or failed to disclose material facts relating to portfolio composition, fair valuation, liquidity and risk in Fund registration statements and other documents. In those cases in which the Company is named as a defendant, plaintiffs seek unspecified damages and reasonable costs and, in some cases, attorneys' fees. Each of the cases is at a preliminary stage. No responses to the complaints have been filed and no classes have been certified in any of the putative class actions.

Claims substantially similar to those described above have been made in lawsuits filed in the federal and state courts in Tennessee and Alabama concerning certain closed-end funds also managed by the Adviser.

On September 23, 2008, the cases pending in federal court in the Western District of Tennessee in which the Company is a defendant, and other cases pending in that court involving the same or similar claims against other defendants, were consolidated into a single proceeding encaptioned In re Regions Morgan Keegan Open-End Mutual Fund Litigation.

On October 17, 2008, the defendants in the above-referenced cases filed a motion with the Judicial Panel on Multidistrict Litigation to consolidate in the United States District Court for the Western District of Tennessee the cases in which the Funds are defendants and other cases involving the same or similar claims, including cases involving the closed-end funds managed by the Adviser.

No estimate of the effect, if any, of these lawsuits on the Funds can be made at this time.

EXHIBIT J

DEF 14A 1 ddef14a.htm HELIOS SELECT FUND, INC.

SCHEDULE 14A
(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)).
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to ss. 240.14a-12

HELIOS SELECT FUND, INC.

(Name of Registrant as Specified In Its Charter)

N/A

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies: N/A

(2) Aggregate number of securities to which transaction applies: N/A

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): N/A

(4) Proposed maximum aggregate value of transaction: N/A

(5) Total fee paid: $0

☐ Fee paid previously with preliminary materials:

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: N/A

(2) Form, Schedule or Registration Statement No.: N/A

(3) Filing Party: N/A

(4) Date Filed: N/A

HELIOS SELECT FUND, INC.
(the "Company")

Helios Select Short Term Bond Fund
Helios Select Intermediate Bond Fund
Helios Select High Income Fund
(each, a "Fund," and together, the "Funds")
Three World Financial Center
200 Vesey Street, 10th Floor
New York, New York 10281-1010

May 1, 2009

Dear Shareholder:

Enclosed are a notice and a proxy statement concerning special meetings of shareholders for the Helios Select Short Term Bond Fund, formerly the Morgan Keegan Select Short Term Bond Fund (the "Short Term Bond Fund"), the Helios Select Intermediate Bond Fund, formerly the Morgan Keegan Select Intermediate Bond Fund (the "Intermediate Bond Fund"), and the Helios Select High Income Fund, formerly the Morgan Keegan Select High Income Fund (the "High Income Fund"), each a series of Helios Select Fund, Inc., formerly Morgan Keegan Select Fund, Inc., a Maryland corporation, to be held on May 29, 2009. The matter you are being asked to vote on is the approval of the proposed liquidation of the Fund(s) for which you are a shareholder, as described more fully in the enclosed proxy statement.

Reading this letter completely may make your review of the proxy statement easier. We ask that you review the proxy statement and vote your shares promptly. You can vote by returning the enclosed card(s) or following the instructions located on your proxy card(s) to vote via the Internet or touch-tone telephone.

Q. WHAT IS THE PROPOSAL ABOUT?

The proposal is to liquidate each of the Funds and return to all shareholders the value of their investment as of the date of the liquidation (the "Liquidation Date"). The proposal specifically requires approval by shareholders of the liquidation of the Funds as set forth in the Plan of Liquidation of the Funds (the "Plan"). The Plan requires the approval of shareholders of each Fund, voting separately, to liquidate. The Board of Directors of the Company (the "Board") reviewed this proposal and determined that it is advisable to liquidate the Funds and to approve the Plan. Therefore, the Board has scheduled the meetings on May 29, 2009 to seek your approval of the liquidation of the Funds, as set forth in the Plan. The Board recommends that you approve the proposal after you carefully study the enclosed materials.

Q. WHY IS THE BOARD RECOMMENDING THIS PROPOSAL?

At meetings of the Board held on December 22, 2008 and March 26, 2009, the Board, upon the recommendation of the Fund's investment adviser, Hyperion Brookfield Asset Management, Inc. (the "Adviser"), determined that it is advisable to liquidate the Funds. In making this determination, the Board carefully considered several factors, including, among other things, current market conditions, the Funds' current net asset level, and the Funds' prospects for future asset growth. Please refer to the proxy statement for a more detailed description of the factors considered by the Board.

Q. HOW WILL THE LIQUIDATION WORK?

If the liquidation is approved by shareholders of a Fund, the Fund immediately thereafter will not engage in any business activities, except to wind up its business, convert its portfolio securities to cash as necessary or advisable to accomplish its liquidation as described in the Plan, and make one or more liquidating distributions to shareholders on a pro rata basis after deducting amounts (*i.e.*, establishing appropriate reserves) necessary to satisfy any remaining estimated liabilities. If a Fund's shareholders approve the liquidation, such Fund expects to make liquidating distributions to shareholders as soon as possible following approval of the Plan.

Q. WHY ARE THE FUNDS CREATING A RESERVE?

In addition to liabilities that exist following liquidation of any fund, as discussed in greater detail in the proxy statement, the Company and the Funds are currently involved in certain legal proceedings. In light of these legal proceedings, following the Board's approval of the Plan, the Plan provides for the creation of a reserve for each Fund for the payment of any and all liabilities and obligations of the Funds, including, without limitation, contingent or unascertained liabilities. Following the Board's determination that all liabilities and obligations of a Fund, including contingent or unascertained liabilities, have reasonably been met, any amounts remaining of a material nature will be distributed pro rata to all shareholders of record as of the close of business on the business day immediately preceding the Liquidation Date.

Q. WHO PAYS FOR THIS PROXY EXPENSE?

The Adviser will be responsible for covering the costs associated with the liquidation of the Funds and the preparation of the proxy statement, excluding among other things, transaction costs, taxes and extraordinary expenses, not the Funds or any shareholder.

Q. HOW DOES THE BOARD RECOMMEND I VOTE?

After careful consideration, the Board recommends that you vote in favor of the proposal to liquidate the Funds.

Q. WHAT DO I NEED TO DO IF THE PROPOSAL IS APPROVED?

Nothing. If the proposal is approved by the shareholders and you still hold your shares on the Liquidation Date, the Fund(s) will automatically mail a check to you at your address of record with your liquidation proceeds. You also may redeem your shares prior to the Liquidation Date by following the policies set forth in the Funds' prospectus. If you do redeem your shares before the Liquidation Date, we ask that you still vote your shares by returning the enclosed proxy card(s) because you are still considered a shareholder of record for the meeting.

Q. DO ALL OF THE FUNDS NEED TO APPROVE THE PROPOSAL FOR ANY OF THE FUNDS TO LIQUIDATE?

No. Each Fund's liquidation is not conditioned on all Funds liquidating.

REMEMBER—YOUR VOTE COUNTS, EVEN IF YOU HAVE REDEEMED YOUR SHARES BETWEEN THE RECORD DATE AND THE DATE OF THE MEETINGS!

Your vote is extremely important, even if you only own a few of a Fund's shares. The meeting will have to be adjourned with respect to a Fund without conducting any business if one-third of the shares of the Fund entitled to vote in person or by proxy at the meeting are not represented at the meeting. In that event, the Fund would continue to solicit votes for a certain period of time in an attempt to achieve a quorum. Your vote could be critical in allowing the Funds to hold the meeting as scheduled, so please return your proxy ballot(s) immediately or vote on-line or by telephone.

If your completed proxy ballot is not received, you may be contacted by representatives of the Funds or by our proxy solicitor, Broadridge Investor Communications Solutions, Inc. ("Broadridge"). Broadridge has been engaged to assist the Funds in soliciting proxies. Representatives of Broadridge will remind you to vote your shares.

Thank you for your cooperation in voting on this important proposal. If you have questions, please call your financial representative. Or, if your questions relate specifically to the enclosed materials, please call us at (800) HYPERION.

Sincerely,

/s/ John J. Feeney, Jr.

John J. Feeney, Jr.
President

HELIOS SELECT FUND, INC.
(the "Company")

Helios Select Short Term Bond Fund
Helios Select Intermediate Bond Fund
Helios Select High Income Fund
(each, a "Fund," and together, the "Funds")
Three World Financial Center
200 Vesey Street, 10th Floor
New York, New York 10281-1010

NOTICE OF SPECIAL MEETINGS OF SHAREHOLDERS
TO BE HELD ON MAY 29, 2009

To Shareholders of the Helios Select Short Term Bond Fund, Helios Select Intermediate Bond Fund and Helios Select High Income Fund:

NOTICE IS GIVEN THAT Special Meetings of Shareholders (the "Meetings") of the Helios Select Short Term Bond Fund, Helios Select Intermediate Bond Fund and Helios Select High Income Fund, each a series of Helios Select Fund, Inc., a Maryland corporation, will be held at the offices of Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, on May 29, 2009, starting at 9:30 a.m. Eastern time, for the following purpose:

> To approve the liquidation of each of the Funds, as set forth in the Plan of Liquidation attached to the Proxy Statement as Appendix A.

The Board of Directors recommends that you vote in favor of the proposal.

Shareholders of record as of the close of business on April 9, 2009 are entitled to notice of, and to vote at, the Meetings or any adjournment or postponement thereof. If you attend the Meetings, you may vote your shares in person. If you do not expect to attend the Meetings, please complete, date, sign and return promptly in the enclosed envelope the accompanying proxy card(s). This is important to ensure a quorum at the Meetings.

In addition to voting by mail, you may also authorize your vote by either telephone or via the Internet, as follows:

To vote by Telephone:

(1) Read the Proxy Statement and have the enclosed proxy card at hand

(2) Call the toll-free number that appears on the enclosed proxy card.

(3) Enter the control number set forth on the enclosed proxy card and follow the simple instructions.

To vote by the Internet:

(1) Read the Proxy Statement and have the enclosed proxy card at hand.

(2) Go to the website that appears on the enclosed proxy card.

(3) Enter the control number set forth on the enclosed proxy card and follow the simple instructions.

We encourage you to vote your shares by telephone or via the Internet using the control number that appears on your enclosed proxy card(s). Use of telephone or Internet voting will reduce the time and costs associated with this proxy solicitation. Whichever method you choose, please read the enclosed Proxy Statement carefully before you vote. If you should have any questions about this Notice or the proxy materials, we encourage you to call us at (800) HYPERION.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Jonathan C. Tyras

JONATHAN C. TYRAS
SECRETARY OF THE COMPANY

May 1, 2009

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETINGS OF SHAREHOLDERS TO BE HELD ON MAY 29, 2009

The Funds' Notice of Special Meetings of Shareholders, Proxy Statement and form of proxy are available on the Internet at www.proxyvote.com.

PLEASE RESPOND. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETINGS, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD(s), WHICH NEED(s) NO POSTAGE IF MAILED IN THE UNITED STATES, OR SUBMIT YOUR PROXY BY TELEPHONE OR THROUGH THE INTERNET, AS INSTRUCTED. IF YOUR SHARES ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER HOLDER OF RECORD, YOU WILL RECEIVE OTHER INSTRUCTIONS THAT YOU MUST FOLLOW IN ORDER TO VOTE.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

3. Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Corporate Accounts	Valid Signature
ABC Corp.	ABC Corp. (by John Doe, Treasurer)
ABC Corp.	John Doe, Treasurer
ABC Corp. c/o John Doe, Treasurer.	John Doe
ABC Corp. Profit Sharing Plan	John Doe, Trustee
Trust Accounts	
ABC Trust	Jane B. Doe, Trustee
Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
John B. Smith, Cust. f/b/o John B. Smith, Jr. UGMA	John B. Smith
John B. Smith	John B. Smith, Jr., Executor

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, NO MATTER HOW MANY SHARES YOU OWN.

PROXY STATEMENT

HELIOS SELECT FUND, INC.
(the "Company")

Helios Select Short Term Bond Fund
Helios Select Intermediate Bond Fund
Helios Select High Income Fund
(each, a "Fund," and together, the "Funds")
Three World Financial Center
200 Vesey Street, 10th Floor
New York, New York 10281-1010
(800) HYPERION

The Board of Directors (the "Board") of Helios Select Fund, Inc. is soliciting proxies from the shareholders of the Helios Select Short Term Bond Fund, formerly the Morgan Keegan Select Short Term Bond Fund (the "Short Term Bond Fund"), the Helios Select Intermediate Bond Fund, formerly the Morgan Keegan Select Intermediate Bond Fund (the "Intermediate Bond Fund"), and the Helios Select High Income Fund, formerly the Morgan Keegan Select High Income Fund (the "High Income Fund"), each a series of the Company, in connection with Special Meetings of Shareholders of the Funds, and at any adjournment or postponement thereof (the "Meetings"), to be held at the offices of Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, on May 29, 2009, starting at 9:30 a.m. Eastern time.

The Meetings' notice, this proxy statement (the "Proxy Statement") and proxy card(s) are being sent to shareholders of record as of the close of business on April 9, 2009 (the "Record Date") beginning on or about May 1, 2009. Additional information about the Funds is available by calling (800) HYPERION. Only one copy of this Proxy Statement may be mailed to households, even if more than one person in a household owns shares of the Funds, unless the Funds have received contrary instructions from the shareholder. If you need additional copies of this Proxy Statement, please contact the Funds by calling (800) HYPERION.

At the Meetings, shareholders will vote on the following proposal:

To approve the liquidation of each of the Funds, as set forth in the Plan of Liquidation attached to the Proxy Statement as Appendix A.

The only item of business that the Board expects will come before the Meetings is the proposal to liquidate the Funds, each a series of the Company, including all classes, as set forth in the Plan of Liquidation (the "Plan") adopted by the Board and attached hereto as Appendix A.

The Funds' net assets as of April 9, 2009, were approximately $1.1 million for the Short Term Bond Fund, $7.0 million for the Intermediate Bond Fund, and $14.8 million for the High Income Fund. Because of each Fund's relatively small asset size, and the other reasons discussed below, the Board has approved, and recommends that the shareholders approve, the liquidation of the Funds.

The Meetings are being held to seek shareholder approval of the liquidation.

Any shareholder who owned shares of one or more Funds on the Record Date is entitled to notice of, and to vote at, the Meetings and any postponement or adjournment thereof. Each share is entitled to cast one vote, and fractional shares are entitled to cast a proportionate fractional vote. Shareholders of a Fund's various classes will vote together.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS OF EACH FUND VOTE TO APPROVE THE LIQUIDATION OF THE FUND, AS SET FORTH IN THE PLAN.

THE LIQUIDATION IN GENERAL

At meetings of the Board held on December 22, 2008, with respect to the Short Term Bond Fund, and March 26, 2009, with respect to the Intermediate Bond Fund and High Income Fund, the Board unanimously approved, and recommended to shareholders for their approval, Hyperion Brookfield Asset Management, Inc.'s (the "Adviser") recommendation that the Funds be liquidated, as set forth in the Plan. The Plan provides for the complete liquidation of all of the Funds' assets (after the creation of reserves) and distribution to shareholders of the proceeds of the liquidation. The Plan provides for the Board to set aside for each Fund a reserve (collectively, the "Reserves") for the payment of any and all liabilities and obligations of each Fund, including, without limitation, contingent or unascertained liabilities. If the shareholders of a Fund approve the Plan, the Adviser will undertake to liquidate that Fund on such terms and conditions as the Adviser determines to be reasonable and in the best interests of the Fund and its shareholders. The Adviser will be responsible for covering the costs associated with the liquidation of the Funds and the preparation of the Proxy Statement, excluding, among other things, transaction costs, taxes and extraordinary expenses (the "Liquidation Costs"). Once a Fund's investment securities are liquidated, the Fund will make a pro rata distribution to its shareholders of those and other assets of the Fund, less liabilities and assets set aside in the Reserves to pay expected liabilities, as described below. In order to preserve certain legal claims made on behalf of the Funds, as discussed below, the Funds' shares will remain outstanding after payment of the liquidation proceeds. After payment of the liquidation proceeds, the only remaining assets of the Funds will be amounts used to create the Reserves, the value of which will be offset by the estimated liabilities for which the Reserves are created to pay. Therefore it is expected that the shares will have no net asset value after payment of the liquidation proceeds and the rights of shareholders to redeem their shares will be indefinitely suspended. If the proposed liquidation of a Fund is not approved by that Fund's shareholders, the Board will consider, at that time, what appropriate action to take, if any, although it is anticipated that the Fund would remain closed to new investments.

REASONS FOR THE LIQUIDATION

At a meeting of the Board held on December 22, 2008, for the Short Term Bond Fund, the Board considered among other things, current market conditions, the Short Term Bond Fund's current net asset level, the Adviser's representations regarding the Short Term Bond Fund's prospects for future growth, and the Adviser's commitment to be responsible for covering the Liquidation Costs. As a result, the Board, including all of the directors who are not interested persons (as defined in the Investment Company Act of 1940, as amended) of the Company (the "Independent Directors"), determined, based on the materials presented, the discussions held, and the representations and commitments made by the Adviser, to accept the Adviser's recommendation and determined that it was advisable to liquidate the Short Term Bond Fund and to recommend that the Short Term Bond Fund's shareholders vote to approve the liquidation of the Short Term Bond Fund, as set forth in the Plan.

Following the Board's decision with respect to the Short Term Bond Fund, the Board met again on March 26, 2009, to consider the Adviser's proposal to liquidate the Intermediate Bond Fund and the High Income Fund. The Board considered (again for the Short Term Bond Fund) among other things, current market conditions, the Funds' current net asset levels, the Adviser's representations regarding the Funds' prospects for future growth and the Adviser's commitment to be responsible for covering the Liquidation Costs associated with the three liquidations. The Board also considered the Company's and the Funds' involvement in certain legal proceedings. The Adviser explained that as previously discussed with the Board, certain class action lawsuits are pending against the Funds' former investment adviser and others, including the Company, and that a putative derivative lawsuit is also pending against the Funds' former adviser and others that names the Company and the Funds as nominal defendants. With respect to the derivative lawsuit, the Board noted that the complaint alleges claims that belong to the Company and the Funds, and considered that the Plan was structured in order to preserve any such claims for appropriate action by the Board. See "Legal Proceedings" below for additional discussion regarding these legal proceedings. The Board also considered the terms and conditions of each Fund's liquidation and the Plan as discussed at the meeting, the Adviser's representation that it expected it could sell all of the Funds' investments in the normal course of business prior to the liquidation and the federal income tax

impact on shareholders as a result of the liquidation of the Funds. Following the Board's consideration of all these factors, the Board, including all of the Independent Directors, determined, based on the materials presented, the discussions held, and the representations and commitments made by the Adviser, to accept the Adviser's recommendation and determined that it was advisable to liquidate the Funds and to recommend that each Fund's shareholders vote to approve the liquidation of their respective Fund, as set forth in the Plan.

LEGAL PROCEEDINGS

Beginning in late 2007, lawsuits were filed in federal and state courts in Tennessee and Alabama relating to certain fixed income funds managed by Morgan Asset Management, Inc. (the "Former Adviser"), including the Funds. Certain of the cases were filed as putative class actions on behalf of investors who purchased shares of the Funds from December 2004 through February 2008 and other cases were filed as actions on behalf of one or more individuals or trusts. The complaints name various entities and individuals as defendants including, among others, the Former Adviser as well as Morgan Keegan & Company, Inc., Regions Financial Corporation and several affiliates, certain former directors and former officers of the Funds, the Funds' former portfolio managers and, in two cases, the Company. The complaints generally allege that the defendants misrepresented or failed to disclose material facts relating to portfolio composition, fair valuation, liquidity and risk in Fund registration statements and other documents. In those cases in which the Company is named as a defendant, plaintiffs seek unspecified damages and reasonable costs and, in some cases, attorneys' fees. Each of the cases is at a preliminary stage. No responses to the complaints have been filed and no classes have been certified in any of the putative class actions. On September 23, 2008, the cases pending in federal court in the Western District of Tennessee in which the Company is a defendant, and other cases pending in that court involving the same or similar claims against other defendants, were consolidated into a single proceeding encaptioned In re Regions Morgan Keegan Open-End Mutual Fund Litigation.

In addition, one putative derivative action was filed in state court in Tennessee alleging claims on behalf of the Company and Funds, in which plaintiffs seek to recover losses on behalf of those entities. Plaintiffs allege that the Former Adviser, Morgan Keegan & Company, Inc., Regions Financial Corporation, MK Holding, Inc., certain former directors and officers of the Funds and PricewaterhouseCoopers, LLP breached duties and contractual obligations owed to the Company and the Funds in connection with matters similar to those alleged in the above-referenced cases. The derivative case was removed by defendants to the United States District Court for the Western District of Tennessee and on March 31, 2009 that Court issued an order denying plaintiffs' motion to remand the case to state court.

Claims substantially similar to those described above have been made in lawsuits filed in the federal and state courts in Tennessee, Alabama and Louisiana concerning certain closed-end funds previously managed by the Former Adviser now managed by the Adviser.

On February 12, 2009 the Judicial Panel on Multidistrict Litigation ("Judicial Panel") issued an order transferring related actions pending in other federal courts to the United States District Court for the Western District of Tennessee and directing that the transferred cases be coordinated or consolidated with the above-described actions relating to the Company and the Funds.

MANAGEMENT OF THE FUND

As previously disclosed in a supplement to the Funds' current prospectus, the Board has directed the Adviser to manage the Funds in anticipation of liquidation. As a result, the Funds may no longer pursue their respective investment objectives and investment strategies. The Funds' shares are no longer being offered to new investors. Existing investors with an account already open in a Fund will be allowed to continue to invest in such Fund until the shareholders approve the liquidation.

PLAN OF LIQUIDATION OF THE FUND

The following discussion summarizes the important terms of the Plan, does not purport to be complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Plan, which is

attached hereto as Appendix A. Shareholders are urged to read the Plan in its entirety. The Plan provides for the complete liquidation of all assets of the Funds, the payment and discharge of, or other provision for, all liabilities and obligations of the Funds and the distribution of the remaining net assets to shareholders of the Funds.

General

The Plan will become effective with respect to a Fund on the date such Fund's shareholders approve the proposal (the "Effective Date"). After the Effective Date, a Fund will not engage in any investment activities except for the purpose of winding up its business and affairs, preserving the value of its assets, discharging or making reasonable provision for the payment of all of its liabilities and distributing its remaining assets to its shareholders in accordance with the Plan. The Adviser will undertake to liquidate each Fund in accordance with the terms of the Plan. As soon as practicable after the consummation of the sale of a Fund's investment securities and the payment of, or establishment of the Reserve for, all of such Fund's liabilities and obligations, including, contingent or unascertained liabilities, such Fund's shareholders will receive distributions in a per share amount equal to the net asset value per share, as determined in accordance with the Fund's current registration statement (the "Liquidation Distribution").

The Plan provides that shareholders' shares in the Funds will remain outstanding after payment of the Liquidation Distribution. Although shares will remain outstanding, it is expected that the Funds' shares will have no net asset value after payment of the Liquidation Distribution and the right of shareholders to redeem their shares will be indefinitely suspended. In the event that claims held by the Company or the Funds are found to have merit and the Funds receive a recovery, such recovery will be retained as an asset of the Funds pending the resolution of other claims and liabilities. Any amounts remaining after such resolution will be distributed to such shareholders of the Funds at such time as is determined by the Board and in a manner that complies with applicable law. There can be no assurance that there will be any such recovery.

Since the Funds' shares will have no net asset value and the Funds will no longer engage in investment activities or any other business beyond the winding up of its business and affairs, the Company will deregister as an investment company under the Investment Company Act of 1940, as amended, as soon as practicable following payment of the Liquidation Distribution. Following resolution of claims and liabilities and the distribution of any recovery, all outstanding shares in the Funds will be cancelled and the Board will seek to dissolve the Company under Maryland law.

Reserves

The Plan provides that, as soon as practicable following approval of the Plan by the Board, each Fund will set aside a Reserve for the payment of any and all liabilities and obligations of such Fund, including, without limitation, contingent or unascertained liabilities. The Board determined it appropriate to establish the Reserves because in addition to liabilities that exist following liquidation of any fund, as discussed above, the Company and the Funds are currently involved in certain legal proceedings. While it is difficult to estimate the effect, if any, of the current legal proceedings on the Funds, the Board considered the Adviser's recommendation that each Fund establish a Reserve. The Board considered the Adviser's representation to the Board that it had studied the prospect of liquidation of the assets of the Funds and considered potential contingent liabilities that the Funds may incur as a result of these legal proceedings or as a result of certain indemnification rights that the former independent directors of the Company have against the Funds. The Board also considered it appropriate to retain a portion of the assets of the Funds in the Reserves to permit the Board to take appropriate action with respect to claims on behalf of the Funds.

The Adviser currently estimates that Reserves of approximately $1.5 million among all the Funds will be appropriate based on current facts, which will be allocated among the Funds based on net assets. As of April 29, 2009, Reserves of this amount would have equaled 7% of each Fund's net assets. The actual amount of the Reserves may increase or decrease between now and the time the Reserves are created or thereafter as further information becomes available.

The Board's overarching goal was to set the Reserves at an amount that will cover each Fund's total potential liabilities, so that each Fund is able to meet its future obligations, if any. Following the Board's determination that all liabilities and obligations of a Fund, including contingent or unascertained liabilities, have reasonably been met, any material amounts remaining in a Fund's Reserve Fund will be distributed pro rata to all shareholders of record as of the close of business on the business day immediately preceding the Liquidation Date, as defined below, or on such later date as the Board's determination is made.

Liquidating Trust

Although the Adviser expects that it will be able to sell all of the Funds' investments in the normal course of business prior to each Fund's liquidation, as set forth in the Plan, the Board may, if the Board in its absolute discretion deems it necessary, appropriate or desirable, for any reason, establish with one or more trustees selected by the Board, a liquidating trust (the "Liquidating Trust") pursuant to a liquidating trust agreement (the "Liquidating Trust Agreement"), which Liquidating Trust may include one or more separate series. If a Liquidating Trust is established, the Board will (i) grant, assign, convey, transfer, and contribute to the trustees of the Liquidating Trust all remaining assets of a Fund and any other assets of a Fund not yet distributed to the shareholders of the Fund, (ii) grant, assign, convey, transfer and contribute all unresolved liabilities of the Funds to the Liquidating Trust, along with such amounts of cash and other assets as the Funds shall determine might reasonably be required to resolve such unresolved liabilities, and (iii) distribute interests in a series of the Liquidating Trust that corresponds to a Fund, pro rata to such Fund's shareholders of record as of the close of business on the business day immediately preceding the Liquidation Date.

REDEMPTIONS PRIOR TO THE LIQUIDATION DATE

The proportionate interests of shareholders in the assets of each Fund will be fixed on the basis of their respective shareholdings as of the close of business on the business day before the day on which each Fund makes its Liquidation Distribution (the "Liquidation Date"). The right of a shareholder to redeem his or her shares at any time before each Fund makes its Liquidation Distribution will not be affected by the Plan. Therefore, until the close of business on the business day before the Liquidation Date, a shareholder may redeem shares in accordance with the redemption procedures set forth in the Funds' current prospectus without waiting for the Funds to take any action, and the Funds may make payment of dividends and other distributions to shareholders and permit reinvestment thereof in additional shares. Following the Liquidation Distributions, although shares technically remain outstanding, since the shares are expected to have no net asset value the rights of shareholders to redeem their shares will be indefinitely suspended and the Company will deregister as an investment company under the Investment Company Act of 1940, as amended.

LIQUIDATION DISTRIBUTION

At present, the date or dates on which the Funds will pay a Liquidation Distribution to their respective shareholders and on which the Funds will be liquidated are not known to the Funds, but it is anticipated that if the Plan is adopted by the shareholders such liquidation would occur at some point prior to July 31, 2009. Shareholders will receive their Liquidation Distribution without any further action on their part. Beneficial owners whose shares are held in "street name" should consult their brokers or other financial intermediaries for information on the timing of receipt of distributions with respect to their respective interests in the Funds.

SERVICE PROVIDERS

After the Effective Date, the Funds will terminate contracts with their respective service providers at the earliest opportunity consistent with maintaining services to the Funds for the limited purposes of carrying out the Plan.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences to shareholders on receipt of their pro rata shares of the Liquidation Distribution from the Funds pursuant to the provisions of the Plan. This discussion also summarizes the material U.S. federal income tax consequences to a Fund resulting from its liquidation. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), temporary and proposed Treasury Regulations and administrative and judicial interpretations, all as in effect on the date of this Proxy Statement and all of which are subject to change, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein.

As discussed above, pursuant to the Plan, the Funds will sell their investment securities and distribute the proceeds to their shareholders on the basis of their respective shareholdings. The Funds anticipate that they will retain their qualification as regulated investment companies under the Code during the liquidation period and, therefore, will not be taxed on any of their net income from the sale of their assets to the extent distributed to shareholders.

For federal income tax purposes, a shareholder's receipt of investment company taxable income (generally, dividends, interest and net short-term capital gain) will continue to be taxed as an ordinary dividend. However, a shareholder's receipt of his or her pro rata share of the Liquidation Distribution will be a taxable event in which the shareholder will be viewed as having sold his or her shares in exchange for an amount equal to the cash that he or she receives. Each shareholder generally will recognize gain (or loss) for federal income tax purposes equal to the amount by which such cash exceeds (or is less than) the shareholder's tax basis in his or her Fund shares. If any gain or loss is recognized, such gain or loss generally will be treated as long-term capital gain or loss if the Fund shares were held for more than one year and otherwise generally will be treated as short-term capital gain or loss. Notwithstanding the foregoing, any loss realized by a shareholder in respect of shares with a tax holding period of six months or less will be treated as long-term capital loss to the extent of any capital gain dividends with respect to such shares. The federal income tax treatment that a Fund shareholder would receive if such shareholder's entire interest in the Fund were redeemed prior to the liquidation generally would be identical to the federal income tax treatment described above to a shareholder in liquidation of the shareholder's interest in the Fund.

Shareholders investing through qualified retirement plan accounts who receive their Liquidation Distribution outside of their plan account should consider promptly the reinvestment of such distribution into another qualified retirement plan account to avoid incurring tax penalties. The receipt of a Liquidation Distribution by a qualified retirement account, including an Individual Retirement Account Plan ("IRA"), generally would not be viewed as a taxable event to the beneficiary. In the event that the Liquidation Distribution cannot be held by an IRA and must be distributed, tax results will vary depending upon the status of each beneficiary, and therefore, beneficiaries who receive distributions from an IRA on account of the liquidation of a Fund must consult with their own tax advisers regarding their personal tax results in this matter.

The foregoing summary sets forth general information regarding the anticipated federal income tax consequences of the liquidation to a Fund and to shareholders who are United States citizens or residents. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a shareholder in light of the shareholder's particular circumstances, nor does it discuss the special considerations applicable to those holders of shares subject to special rules, such as shareholders whose functional currency is not the United States dollar, shareholders subject to the alternative minimum tax, shareholders who are financial institutions or broker-dealers, mutual funds, partnerships or other pass-through entities for U.S. federal income tax purposes, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark to market method of accounting, controlled foreign corporations, passive foreign investment companies, expatriates, or shareholders who hold their shares as part of a straddle, constructive sale or conversion transaction. This discussion assumes that shareholders hold their shares as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). The Funds will not seek an

opinion of counsel or a ruling from the IRS with respect to the U.S. federal income tax consequences discussed herein and accordingly there can be no assurance that the IRS will agree with the positions described in this Proxy Statement. This discussion also does not address the application and effect of any foreign state or local tax laws. Shareholders should consult their own tax advisers to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for their shares, in light of their individual circumstances.

AMENDMENT OR ABANDONMENT OF PLAN

The Board may modify or amend the Plan at any time without shareholder approval if it determines that such action would be advisable and in the best interests of the Funds and their shareholders. If any amendment or modification appears necessary and, in the judgment of the Board, will materially and adversely affect the interests of the shareholders, the Board will submit the amendment or modification to the shareholders for approval. In addition, the Board may abandon this Plan without shareholder approval at any time prior to the Liquidation Date, if it determines that abandonment would be advisable and in the best interests of the Funds and their shareholders. The Board and the officers of the Fund also are authorized to approve changes to the terms of any of the transactions referred to in the Plan, to interpret any of the provisions of the Plan, and to make, execute and deliver such other documents and to take such other action to carry out the provisions of the Plan and liquidate the Funds.

RECOMMENDATION OF THE BOARD

THE DIRECTORS RECOMMEND THAT SHAREHOLDERS OF THE FUNDS VOTE "FOR" THE PROPOSAL TO LIQUIDATE THE FUNDS, AS SET FORTH IN THE PLAN.

ADDITIONAL INFORMATION

SERVICE PROVIDERS

The address of the Adviser, Hyperion Brookfield Asset Management, Inc., is Three World Financial Center, 200 Vesey Street, 10th Floor, New York, New York 10281-1010. The address of the Fund's distributor, Morgan Keegan & Co. Inc., is 50 North Front Street, 11th Floor, Memphis, Tennessee 38103.

FUND ANNUAL REPORT

THE FUNDS PREVIOUSLY HAVE SENT THEIR ANNUAL REPORT TO SHAREHOLDERS FOR THE PERIOD ENDED APRIL 30, 2008. YOU MAY OBTAIN A COPY OF THE FUNDS' MOST RECENT SEMI-ANNUAL REPORT FOR THE PERIOD ENDED OCTOBER 31, 2008 AND ANNUAL REPORT FOR THE PERIOD ENDED APRIL 30, 2008, WITHOUT CHARGE, BY WRITING TO THE FUNDS AT THREE WORLD FINANCIAL CENTER, 200 VESEY STREET, 10TH FLOOR, NEW YORK, NEW YORK 10281-1010 OR BY CALLING (800) HYPERION.

OUTSTANDING SHARES AND SIGNIFICANT SHAREHOLDERS

Only shareholders of record at the close of business on April 9, 2009 are entitled to vote at the Meeting. The number of shares of the Fund outstanding as of the close of business on April 9, 2009 was as follows:

TITLE OF CLASS	NUMBER OF SHARES
Helios Select Short Term Bond Fund Class A	164,490.477
Helios Select Short Term Bond Fund Class C	14,787.363
Helios Select Short Term Bond Fund Class I	478,971.598
Helios Select Intermediate Bond Fund Class A	3,956,442.748
Helios Select Intermediate Bond Fund Class C	5,761,002.562
Helios Select Intermediate Bond Fund Class I	13,367,719.740
Helios Select High Income Fund Class A	5,971,033.981
Helios Select High Income Fund Class C	5,821,982.325
Helios Select High Income Fund Class I	10,215,040.328

As of April 9, 2009, the Company believes that the directors and officers of the Company, individually and as a group, owned beneficially less than one percent of the shares of each Fund.

As of April 9, 2009, the following persons owned beneficially 5% or more of the shares of each class of the Fund:

TITLE OF CLASS	NAME AND ADDRESS	AMOUNT OF SHARES BENEFICIALLY OWNED AND NATURE OF OWNERSHIP	PERCENTAGE OF CLASS OWNED
Helios Select Short Term Bond Fund – Class A	Shared Hospital Services Corp. c/o Morgan Keegan & Co., Inc. 50 North Front Street, 11th Floor Memphis, TN 38103	15,162.950	9.22%
Helios Select Short Term Bond Fund – Class A	Trust – Kenneburt c/o Regions Morgan Keegan Trust 1901 6th Avenue North, 4th Floor Birmingham, AL 35203	85,392.228	51.91%
Helios Select Short Term Bond Fund – Class C	James J. Challen III c/o Morgan Keegan & Co., Inc. 50 North Front Street, 11th Floor Memphis, TN 38103	3,500.000	23.67%
Helios Select Short Term Bond Fund – Class C	Susie Parker Holton c/o Morgan Keegan & Co., Inc. 50 North Front Street, 11th Floor Memphis, TN 38103	2,073.471	14.02%
Helios Select Short Term Bond Fund – Class C	Kathy H. Stewart c/o Morgan Keegan & Co., Inc. 50 North Front Street, 11th Floor Memphis, TN 38103	1,656.627	11.20%

TITLE OF CLASS	NAME AND ADDRESS	AMOUNT OF SHARES BENEFICIALLY OWNED AND NATURE OF OWNERSHIP	PERCENTAGE OF CLASS OWNED
Helios Select Short Term Bond Fund – Class C	Henley Christine Fletcher Trust c/o Morgan Keegan & Co., Inc. 50 North Front Street, 11th Floor Memphis, TN 38103	1,565.263	10.59%
Helios Select Short Term Bond Fund – Class C	John K. Griffin c/o Morgan Keegan & Co., Inc. 50 North Front Street, 11th Floor Memphis, TN 38103	1,531.664	10.36%
Helios Select Short Term Bond Fund – Class C	Keith E. Gamble c/o Morgan Keegan & Co., Inc. 50 North Front Street, 11th Floor Memphis, TN 38103	1,361.497	9.21%
Helios Select Short Term Bond Fund – Class C	Lunn Irion Johnsonn Salley and Carlisle c/o Morgan Keegan & Co., Inc. 50 North Front Street, 11th Floor Memphis, TN 38103	854.604	5.78%
Helios Select Short Term Bond Fund – Class I	Princeton / GPC Securities, Inc. 400 Colony Square, Suite 2100 1201 Peachtree St. NE Atlanta, GA 30361	349,742.866	73.02%
Helios Select Short Term Bond Fund – Class I	Trust – Kenneburt c/o Regions Morgan Keegan Trust 1901 6th Avenue North, 4th Floor Birmingham, AL 35203	62,772.296	13.11%
Helios Select Short Term Bond Fund – Class I	Trust – Kenneburt c/o Regions Morgan Keegan Trust 1901 6th Avenue North, 4th Floor Birmingham, AL 35203	38,205.912	7.98%
Helios Select Intermediate Bond Fund – Class A	N/A		
Helios Select Intermediate Bond Fund – Class C	N/A		
Helios Select Intermediate Bond Fund – Class I	Morgan Properties LLC 50 North Front Street, 11th Floor Memphis, TN 38103	11,068,072.501	82.80%

TITLE OF CLASS	NAME AND ADDRESS	AMOUNT OF SHARES BENEFICIALLY OWNED AND NATURE OF OWNERSHIP	PERCENTAGE OF CLASS OWNED
Helios Select High Income Fund – Class A	Urban Child Institute c/o Morgan Keegan & Co., Inc. 50 North Front Street, 11th Floor Memphis, TN 38103	1,080,166.796	18.09%
Helios Select High Income Fund – Class C	Deberry Living Trust c/o Morgan Keegan & Co., Inc. 50 North Front Street, 11th Floor Memphis, TN 38103	470,877.842	8.09%
Helios Select High Income Fund – Class I	Morgan Properties LLC 50 North Front Street, 11th Floor Memphis, TN 38103	4,287,605.309	41.97%
Helios Select High Income Fund – Class I	Trust – Kenneburt c/o Regions Morgan Keegan Trust 1901 6th Avenue North, 4th Floor Birmingham, AL 35203	2,633,082.624	25.78%
Helios Select High Income Fund – Class I	Princeton / GPC Securities, Inc. 400 Colony Square, Suite 2100 1201 Peachtree St. NE Atlanta, GA 30361	893,600.892	8.75%

Neither the Funds nor the Adviser knows how these beneficial owners intend to vote with respect to the proposal to liquidate the Funds. As significant beneficial owners of shares, the beneficial owners listed in the above chart will have a significant influence in the outcome of the proposal.

INFORMATION ABOUT PROXIES AND THE CONDUCT OF THE MEETING

SOLICITATION OF PROXIES. Proxies will be solicited primarily by mailing this Proxy Statement and its enclosures, but proxies also may be solicited through further mailings, telephone calls, personal interviews or e-mail by officers of the Fund, employees or agents of the Adviser and one or more third-party agents, particularly as the date of the Meetings approaches. The Funds have retained a proxy solicitor, Broadridge Investor Communications Solutions, Inc. ("Broadridge"), to assist in forwarding and soliciting proxies. Pursuant to this arrangement, Broadridge has agreed to contact banks, brokers and proxy intermediaries to secure votes in favor of the proposals described in the Proxy Statement. The costs of proxy solicitation and expenses incurred in connection with preparing the Proxy Statement and its enclosures, including, the costs of retaining Broadridge, estimated to be $15,000, will be the responsibility of the Adviser.

Should shareholders require additional information regarding the proxy or replacement proxy cards, they may call Fund representatives toll-free at (800) HYPERION.

COSTS OF SOLICITATION. All of the costs of the Meetings, including the costs of soliciting proxies, will be covered by the Adviser. None of these costs will be borne by the Funds.

VOTING AND TABULATION OF PROXIES. Shares represented by duly executed proxies will be voted as instructed on the proxy ballot(s). You may vote by proxy by any one of the following methods, whether or not

you plan to attend the meeting in person: (1) by mailing the enclosed proxy card(s), (2) through use of the Internet or (3) by telephone. If you mail the enclosed proxy card(s) and no choice is indicated for the proposal listed in the attached Notice of Meeting, your proxy will be voted in favor of the proposal. Votes made through use of the Internet or by telephone must have an indicated choice in order to be accepted. At any time before it has been voted at the Meeting(s), your proxy may be revoked in one of the following ways: (i) by sending a signed, written letter of revocation to the Secretary of the Fund(s), (ii) by properly executing a later-dated proxy (by the methods of voting described above), or (iii) by attending the Meeting(s) and voting in person. If your shares are held in the name of a bank, broker or other holder of record, you will receive other instructions that you must follow in order to vote.

Votes cast in person or by proxy at the Meetings will be counted by persons appointed by the Funds as tellers for the Meeting (the "Tellers"). One-third of the shares of each Fund outstanding on the Record Date, present in person or represented by proxy, constitute a quorum for the transaction of business by the shareholders of the Fund at the Meeting. In determining whether a quorum is present, the Tellers will count shares represented by proxies that reflect abstentions and "broker non-votes" as shares that are present at the Meetings for quorum purposes but will not be (1) considered votes cast at the Meetings or (2) voted for or against any adjournment or proposal. "Broker non-votes" are shares held by brokers or nominees as to which (i) the broker or nominee does not have discretionary voting power and (ii) the broker or nominee has not received instructions from the beneficial owner or other person who is entitled to instruct how the shares will be voted.

REQUIRED VOTE. Approval of the proposal to liquidate each Fund will require the affirmative vote of a majority of the votes cast at the Meeting for such Fund if a quorum is present. If the required vote is not obtained for a Fund, the Board will consider what other actions to take in the best interests of that Fund.

ADJOURNMENTS; OTHER BUSINESS. If a quorum is not present at any of the Meetings, or if a quorum is present but sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting(s) to a date not more than 120 days after the Record Date to permit further solicitation of proxies for the purpose of reconvening the Meeting(s). In determining whether to adjourn or reconvene a Meeting, the following factors may be considered: the nature of the proposal that is the subject of the Meeting, the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any adjournment will require the affirmative vote of a majority of those shares represented at the Meeting(s) in person or by proxy. A shareholder vote may be taken on the proposal in this Proxy Statement prior to any adjournment if sufficient votes have been received for approval.

Each Meeting has been called to transact any business that properly comes before it. The only business that management of each Fund intends to present or knows that others will present is the approval of the liquidation pursuant to the Plan. If any other matters properly come before a Meeting, and on all matters incidental to the conduct of the Meeting, the persons named as proxies intend to vote the proxies in accordance with their judgment, unless the Secretary of that Fund has previously received written contrary instructions from the shareholder entitled to vote the shares.

SHAREHOLDER PROPOSALS AT FUTURE MEETINGS. It is expected that the Plan will be implemented as soon as practicable after the Effective Date, and that no future meetings of shareholders will be held. The Funds do not hold annual or other regular meetings of shareholders unless a shareholder vote is required under the 1940 Act. In the event that any Fund is not liquidated and holds a meeting of shareholders in the future, shareholder proposals intended to be presented at such meeting must be received by the Fund in writing a reasonable amount of time before the Fund solicits proxies for that meeting, in order to be considered for inclusion in the proxy materials for that meeting. Otherwise the Fund will not be able to include the proposal in the notice of meeting, proxy statement and form of proxy relating to the meeting. There is no guarantee that any proposal submitted by a shareholder will be included in the proxy statement. Shareholder proposals are subject to certain regulations under federal laws.

APPENDIX A

PLAN OF LIQUIDATION

OF

HELIOS SELECT SHORT TERM BOND FUND
HELIOS SELECT INTERMEDIATE BOND FUND
HELIOS SELECT HIGH INCOME FUND

This Plan of Liquidation (the "Plan") of Helios Select Short Term Bond Fund (the "Short Term Bond Fund"), Helios Select Intermediate Bond Fund (the "Intermediate Bond Fund"), and Helios Select High Income Fund (the "High Income Fund," each a "Fund," and collectively, the "Funds"), each a series of Helios Select Fund, Inc., a Maryland corporation (the "Company"), has been approved by the Board of Directors of the Company (the "Board") as being advisable. The Board has directed that this Plan be submitted separately to the holders of the outstanding voting shares of each Fund's common stock (the "Shareholders") without regard to class for their adoption or rejection at a special meeting of Shareholders, and has authorized the distribution of a proxy statement (the "Proxy Statement") in connection with the solicitation of proxies for such meeting. Upon such adoption, each Fund shall completely liquidate in accordance with the requirements of the Maryland General Corporation Law (the "MGCL") and the Internal Revenue Code of 1986, as amended (the "Code"), as follows:

1. ADOPTION OF PLAN. The effective date of the Plan for a Fund (the "Effective Date") shall be the date on which the Plan is adopted by such Fund's Shareholders by a majority of the votes cast at the special meeting (or any adjournment or reconvening thereof) if a quorum is present. Each Fund will cause its adoption of this Plan to be reported on Internal Revenue Service Form 966 within 30 days after the Effective Date, if any.

2. SUSPENSION OF REDEMPTIONS. The proportionate interests of Shareholders in the assets of a Fund shall be fixed on the basis of their respective shareholdings at the close of business on the business day immediately preceding the date of liquidation (the "Liquidation Date"), or on such other date as may be determined by the Board (the "Determination Date"). On the Liquidation Date or Determination Date, as the case may be, the right of shareholders to redeem their shares will be indefinitely suspended. Prior to making the liquidation distributions to Shareholders described in Section 5, the Funds shall continue to honor requests for the redemption of their shares received before the close of business on the business day immediately preceding the Liquidation Date in accordance with the redemption procedures set forth in the Funds' current prospectus, and may, if determined to be appropriate by the Board, make payment of dividends and other distributions to Shareholders and permit reinvestment thereof in additional shares.

3. SALE OR DISTRIBUTION OF ASSETS. Commencing as soon as practicable after the Board's approval of this Plan and ending in no event later than July 31, 2009 (the "Liquidation Period"), the Funds and the Funds' investment adviser, Hyperion Brookfield Asset Management, Inc. (the "Adviser"), shall have the authority to engage in such transactions as may be appropriate to its liquidation, including, without limitation, the consummation of the transactions described in the Proxy Statement.

4. PROVISIONS FOR LIABILITIES. During the Liquidation Period, the Funds shall pay or discharge or set aside a reserve for, or by other appropriate means provide for, the payment or discharge of any and all liabilities and obligations of the Funds, including, without limitation, contingent or unascertained liabilities.

5. DISTRIBUTION TO SHAREHOLDERS. As soon as practicable after the Effective Date, each Fund shall liquidate and distribute pro rata on the Liquidation Date to the Shareholders of record as of the close of business on the business day immediately preceding the Liquidation Date all of its remaining assets, except for cash, bank deposits or cash equivalents in an estimated amount necessary to (i) discharge any unpaid liabilities and obligations of the Fund on the Fund's books on the Liquidation Date, including, but not limited to, income dividends and capital gains distributions, if any, payable for the period prior to the

Liquidation Date, and (ii) pay such contingent liabilities as the Company's officers shall reasonably deem to exist against the assets of the Fund on the Fund's books. In order to preserve certain legal claims on behalf of the Funds, the Funds' shares will remain outstanding after payment of the liquidation proceeds, although the shares are expected to have no net asset value after payment of the liquidation proceeds. Following resolution of certain legal proceedings, all outstanding shares in the Funds will be cancelled.

In the event the Funds receive a recovery as a result of legal proceedings filed on the Funds' behalf, such recovery will be retained as an asset of the Funds pending the resolution of other claims and liabilities. Any amounts remaining after such resolution will be distributed to such shareholders of the Funds at such time as is determined by the Board and in a manner that complies with applicable law.

6. TERMINATION OF CONTRACTS. The Funds shall terminate contracts with their service providers at the earliest opportunity consistent with maintaining services to the Funds for the limited purposes of carrying out the Plan.

7. AMENDMENT OR ABANDONMENT OF PLAN. The Board may modify or amend this Plan at any time without Shareholder approval if it determines that such action would be advisable and in the best interests of a Fund and its Shareholders. If any amendment or modification appears necessary and, in the judgment of the Board, will materially and adversely affect the interests of the Shareholders, such amendment or modification will be submitted to the Shareholders for approval. In addition, the Board may abandon this Plan without Shareholder approval at any time prior to the Liquidation Date, if it determines that abandonment would be advisable and in the best interests of a Fund and its Shareholders.

8. POWERS OF BOARD AND OFFICERS. Without limiting the power of the Board under Maryland law and the Charter, the Board and, subject to the discretion of the Board or a duly authorized committee thereof, the officers of the Funds are authorized to approve such changes to the terms of any of the transactions referred to herein, to interpret any of the provisions of this Plan, and to make, execute and deliver such other agreements, conveyances, assignments, transfers, certificates and other documents and take such other action as they may deem necessary or desirable in order to carry out the provisions of this Plan and effect the complete liquidation of the Funds in accordance with the Code, the MGCL, and any rules and regulations of the United States Securities and Exchange Commission or any state securities commission. Such actions may include, without limitation, the execution and filing of any instruments of liquidation or other documents, withdrawing any qualifications to conduct business in any state in which the Funds are so qualified, as well as the preparation and filing of any tax returns. After the Effective Date, the current officers and directors shall continue in office solely for the purpose of implementing this Plan and any actions to be taken in connection therewith.

9. LIQUIDATING TRUST. The Board may, if the Board in its absolute discretion deems it necessary, appropriate or desirable, for any reason, establish with one or more trustees selected by the Board, a liquidating trust (the "Liquidating Trust") pursuant to a liquidating trust agreement (the "Liquidating Trust Agreement"), which Liquidating Trust may include or more separate series. Upon establishment of the Liquidating Trust, the Board shall (i) grant, assign, convey, transfer, and contribute to the trustees of the Liquidating Trust all remaining assets of a Fund and any other assets of a Fund not yet distributed to the shareholders of the Fund, (ii) grant, assign, convey, transfer and contribute all unresolved liabilities of the Funds to the Liquidating Trust, along with such amounts of cash and other assets as the Funds shall determine might reasonably be required to resolve such unresolved liabilities, and (iii) distribute interests in a series of the Liquidating Trust that corresponds to the Fund, pro rata to such Fund's shareholders of record as of the close of business on the business day immediately preceding the Liquidation Date.

10. TERMINATION OF BUSINESS OPERATIONS. As soon as practicable after its Effective Date, each Fund shall cease to conduct business and shall not engage in any business activities, except as shall be necessary in connection with the effectuation of its liquidation, including winding up its business and affairs, preserving the value of its assets, discharging or making reasonable provision for the payment of all of its liabilities as provided in Section 4 herein, and distributing its remaining assets to Shareholders in

accordance with this Plan. Following the completion of all steps necessary to complete the liquidation of the Funds, the Board will seek to dissolve the Company in accordance with MGCL.

11. EXPENSES. The expenses of carrying out the terms of this Plan (which shall not include, among other things, transaction costs, taxes and extraordinary expenses) shall be borne by the Adviser, whether or not the liquidation contemplated by this Plan is effected.

12. GOVERNING LAW. The Plan shall be subject to and construed consistently with the Charter and the Funds' By-Laws, as amended, and shall otherwise be governed by and construed in accordance with the laws of the State of Maryland.

PROXY CARD

HELIOS SELECT FUND, INC.
Helios Select Short Term Bond Fund

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2009

This proxy is being solicited by the Board of Directors of the Helios Select Fund, Inc. (the "Company") to shareholders of the Helios Select Short Term Bond Fund (the "Fund"), a series of the Company. The undersigned hereby appoints as proxies Steven Pires and John J. Feeney, Jr., and each of them (with the power of substitution), (i) to vote as indicated on the reverse side on the specific proposal that will be considered at the Special Meeting of the Shareholders of the Fund, or any adjournment or postponement thereof (the "Meeting"), as described in the Fund's Proxy Statement, (ii) to vote, in adjournment, reconvening or postponement thereof, as described in the Fund's Proxy Statement, and (iii) to vote, in its discretion, on such other matters as may properly come before such Meeting, with all the power the undersigned would have if personally present. The shares represented by this proxy will be voted as instructed on the reverse side of this proxy card. Unless indicated to the contrary, this proxy shall be deemed to grant authority to vote "FOR" the proposal.

Receipt of the Notice of Meeting and the Fund's Proxy Statement accompanying this Proxy Card is acknowledged by the undersigned.

When properly executed, this proxy will be voted as indicated on the reverse side or "FOR" the proposal if no choice is indicated. The proxy will be voted in accordance with the proxy holders' best judgment as to any other matters that may arise at the Meeting.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE IF YOU ARE NOT VOTING BY PHONE OR INTERNET

Signature(s) (if held jointly)
Date

Note: Please sign this proxy exactly as your name or names appears hereon. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, partnership or other entity, this signature should be that of a duly authorized individual who should state his or her title.

▲ FOLD HERE ▲

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE MATTER WE ARE SUBMITTING FOR YOUR CONSIDERATION IS SIGNIFICANT TO THE FUND AND TO YOU AS A FUND SHAREHOLDER. PLEASE TAKE THE TIME TO READ THE PROXY STATEMENT AND CAST YOUR VOTE USING ANY OF THE METHODS DESCRIBED BELOW.

Three simple methods to authorize your vote:

1. Internet:	Log on to www.proxyvote.com. Make sure to have this proxy card available when you plan to vote your shares. You will need the control number and check digit found in the box at the right at the time you execute your vote.	Control Number:
2. Touchtone Phone:	Simply dial toll-free 1-800-690-6903 and follow the automated instructions. Please have this proxy card available at the time of the call.	Check Digit:
3. Mail:	Simply sign, date, and complete the reverse side of this proxy card and return it in the postage paid envelope provided.	

PROXY CARD

HELIOS SELECT FUND, INC.
Helios Select Short Term Bond Fund

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2009

Please fill in box(es) as shown using black or blue ink or number 2 pencil. ☒
PLEASE DO NOT USE FINE POINT PENS.

Proxies may be revoked at any time before they are exercised by a written revocation received by the Secretary of the Fund, by properly executing a later-dated proxy or by attending the Meeting and voting in person.

This proxy card, when properly executed, will be voted in the matter directed herein by the undersigned.

THE DIRECTORS RECOMMEND THAT SHAREHOLDERS VOTE "FOR" THE FOLLOWING PROPOSAL.

	FOR	AGAINST	ABSTAIN
1. To approve the liquidation of the Helios Select Short Term Bond Fund, as set forth in the Plan of Liquidation attached to the Proxy Statement as Appendix A.	☐	☐	☐

PROXY CARD

HELIOS SELECT FUND, INC.
Helios Select Intermediate Bond Fund

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2009

This proxy is being solicited by the Board of Directors of the Helios Select Fund, Inc. (the "Company") to shareholders of the Helios Select Intermediate Bond Fund (the "Fund"), a series of the Company. The undersigned hereby appoints as proxies Steven Pires and John J. Feeney, Jr., and each of them (with the power of substitution), (i) to vote as indicated on the reverse side on the specific proposal that will be considered at the Special Meeting of the Shareholders of the Fund, or any adjournment or postponement thereof (the "Meeting"), as described in the Fund's Proxy Statement, (ii) to vote, in adjournment, reconvening or postponement thereof, as described in the Fund's Proxy Statement, and (iii) to vote, in its discretion, on such other matters as may properly come before such Meeting, with all the power the undersigned would have if personally present. The shares represented by this proxy will be voted as instructed on the reverse side of this proxy card. Unless indicated to the contrary, this proxy shall be deemed to grant authority to vote "FOR" the proposal.

Receipt of the Notice of Meeting and the Fund's Proxy Statement accompanying this Proxy Card is acknowledged by the undersigned.

When properly executed, this proxy will be voted as indicated on the reverse side or "FOR" the proposal if no choice is indicated. The proxy will be voted in accordance with the proxy holders' best judgment as to any other matters that may arise at the Meeting.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE IF YOU ARE NOT VOTING BY PHONE OR INTERNET

Signature(s) (if held jointly)
Date

Note: Please sign this proxy exactly as your name or names appears hereon. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, partnership or other entity, this signature should be that of a duly authorized individual who should state his or her title.

▲ FOLD HERE ▲

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE MATTER WE ARE SUBMITTING FOR YOUR CONSIDERATION IS SIGNIFICANT TO THE FUND AND TO YOU AS A FUND SHAREHOLDER. PLEASE TAKE THE TIME TO READ THE PROXY STATEMENT AND CAST YOUR VOTE USING ANY OF THE METHODS DESCRIBED BELOW.

Three simple methods to authorize your vote:

1. Internet:	Log on to www.proxyvote.com. Make sure to have this proxy card available when you plan to vote your shares. You will need the control number and check digit found in the box at the right at the time you execute your vote.	Control Number:
2. Touchtone Phone:	Simply dial toll-free 1-800-690-6903 and follow the automated instructions. Please have this proxy card available at the time of the call.	Check Digit:
3. Mail:	Simply sign, date, and complete the reverse side of this proxy card and return it in the postage paid envelope provided.	

PROXY CARD

HELIOS SELECT FUND, INC.
Helios Select Intermediate Bond Fund

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2009

Please fill in box(es) as shown using black or blue ink or number 2 pencil. ☒
PLEASE DO NOT USE FINE POINT PENS.

Proxies may be revoked at any time before they are exercised by a written revocation received by the Secretary of the Fund, by properly executing a later-dated proxy or by attending the Meeting and voting in person.

This proxy card, when properly executed, will be voted in the matter directed herein by the undersigned.

THE DIRECTORS RECOMMEND THAT SHAREHOLDERS VOTE "FOR" THE FOLLOWING PROPOSAL.

	FOR	AGAINST	ABSTAIN
1. To approve the liquidation of the Helios Select Intermediate Bond Fund, as set forth in the Plan of Liquidation attached to the Proxy Statement as Appendix A.	☐	☐	☐

PROXY CARD

HELIOS SELECT FUND, INC.
Helios Select High Income Fund

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2009

This proxy is being solicited by the Board of Directors of the Helios Select Fund, Inc. (the "Company") to shareholders of the Helios Select High Income Fund (the "Fund"), a series of the Company. The undersigned hereby appoints as proxies Steven Pires and John J. Feeney, Jr., and each of them (with the power of substitution), (i) to vote as indicated on the reverse side on the specific proposal that will be considered at the Special Meeting of the Shareholders of the Fund, or any adjournment or postponement thereof (the "Meeting"), as described in the Fund's Proxy Statement, (ii) to vote, in adjournment, reconvening or postponement thereof, as described in the Fund's Proxy Statement, and (iii) to vote, in its discretion, on such other matters as may properly come before such Meeting, with all the power the undersigned would have if personally present. The shares represented by this proxy will be voted as instructed on the reverse side of this proxy card. Unless indicated to the contrary, this proxy shall be deemed to grant authority to vote "FOR" the proposal.

Receipt of the Notice of Meeting and the Fund's Proxy Statement accompanying this Proxy Card is acknowledged by the undersigned.

When properly executed, this proxy will be voted as indicated on the reverse side or "FOR" the proposal if no choice is indicated. The proxy will be voted in accordance with the proxy holders' best judgment as to any other matters that may arise at the Meeting.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE IF YOU ARE NOT VOTING BY PHONE OR INTERNET

Signature(s) (if held jointly)
Date

Note: Please sign this proxy exactly as your name or names appears hereon. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, partnership or other entity, this signature should be that of a duly authorized individual who should state his or her title

▲ FOLD HERE ▲

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE MATTER WE ARE SUBMITTING FOR YOUR CONSIDERATION IS SIGNIFICANT TO THE FUND AND TO YOU AS A FUND SHAREHOLDER. PLEASE TAKE THE TIME TO READ THE PROXY STATEMENT AND CAST YOUR VOTE USING ANY OF THE METHODS DESCRIBED BELOW.

Three simple methods to authorize your vote:

1. Internet:	Log on to www.proxyvote.com. Make sure to have this proxy card available when you plan to vote your shares. You will need the control number and check digit found in the box at the right at the time you execute your vote.	Control Number:
2. Touchtone Phone:	Simply dial toll-free 1-800-690-6903 and follow the automated instructions. Please have this proxy card available at the time of the call.	Check Digit:
3. Mail:	Simply sign, date, and complete the reverse side of this proxy card and return it in the postage paid envelope provided.	

PROXY CARD

HELIOS SELECT FUND, INC.
Helios Select High Income Fund

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2009

Please fill in box(es) as shown using black or blue ink or number 2 pencil. ☒
PLEASE DO NOT USE FINE POINT PENS.

Proxies may be revoked at any time before they are exercised by a written revocation received by the Secretary of the Fund, by properly executing a later-dated proxy or by attending the Meeting and voting in person.

This proxy card, when properly executed, will be voted in the matter directed herein by the undersigned.

THE DIRECTORS RECOMMEND THAT SHAREHOLDERS VOTE "FOR" THE FOLLOWING PROPOSAL.

	FOR	AGAINST	ABSTAIN
1. To approve the liquidation of the Helios High Income Fund, as set forth in the Plan of Liquidation attached to the Proxy Statement as Appendix A.	☐	☐	☐

EXHIBIT K

APPERSON, CRUMP & MAXWELL, *PLC*

6000 Poplar Avenue
Suite 400
Memphis, TN 38119-3972

Mailing Address:
P.O. Box 172196
Memphis, TN 38187-2196

901-756-6300
901-757-1296 fax

www.appersoncrump.com

June 19, 2009

Brian Hurley, Esq.
Paul, Hastings, Janofsky &Walker, LLP
75 East 55th Street, First Floor
New York, NY 10022

Via e-mail and U.S. Mail

Re: Helios Select Fund, Inc. – Motion of Nominal Defendants to Dismiss Derivative Action

Dear Mr. Hurley:

As you should be aware, Helios Select Fund, Inc. ("Helios") and its three series of funds, Helios Select Short Term Bond Fund, Helios Select Intermediate Bond Fund, and Helios Select High Income Fund (collectively the "Funds'), have filed a motion to dismiss, styled Motion of Nominal Defendants to Dismiss, in cooperation with the Morgan Keegan defendants in the pending derivative action in the Western District of Tennessee styled *Landers, et al v. Morgan Asset Management, Inc., et al.*, in which Helios and the Funds are "Nominal Defendants" as beneficiaries of the action. This letter is being written to bring to your attention and to the attention of the members of the newly constituted board of directors of the Funds, who were proposed by Hyperion Brookfield (the "New Directors"), several significant conflicts and other matters that appear not to have been properly considered by the New Directors in connection with this Motion to Dismiss. This letter seeks responses from the New Directors and the Funds' investment adviser, Hyperion Brookfield, and seeks information as to the New Directors' intentions with respect to the *Landers* action in light of representations recently made to the Funds' shareholders.

First, the Memorandum of Law in Support of Nominal Defendants' Motion to Dismiss (the "Memorandum"), copy attached, states in the first paragraph that it " … is being filed at the direction of the Nominal Defendants' recently reconstituted and independent Board of Directors." However, the law firm representing the Nominal Defendants in connection with this filing is K & L Gates LLP of Washington, DC. (formerly known as Kilpatrick & Lockhart). Presumably the New Directors are aware that K & L Gates also filed the Motion to Dismiss and the accompanying Memorandum of Law for seven former directors of the Funds under Morgan Keegan's management until management of the Funds was transferred to Hyperion-Brookfield on July 29, 2008. The former directors' motion is based on both the failure to make a demand and failure to state a claim. Besides representing both the Funds on their motion to dismiss and the former directors against whom claims have been asserted on behalf of the Funds, this litigation and the *In re Regions Morgan Keegan Open-End Funds Litigation* and *Atkinson et al v. Morgan Asset Management, Inc., et al.*, both also pending in the Western District of Tennessee, call into question the work product and advice given by K & L Gates to the Funds during the relevant period.

The derivative action is a potentially significant asset of the Funds and, if it is allowed to be prosecuted and is successful, would clearly be the Funds' largest asset. Included within this lawsuit are material claims to which the former independent directors under Morgan Keegan are subject. The same law firm cannot reasonably serve as counsel both to the former Morgan Keegan directors against whom claims are being made in the derivative action and also represent the Funds that have material claims against these very same directors. Moreover, that law firm has been named continually in the Funds' registration statements with the Securities and Exchange Commission ("SEC") as counsel to the Funds before their transfer to Hyperion Brookfield and was named as the agent for service on the face of the registration statement, indicating that it is a participant in the filings of the registration statement. As Morgan Keegan did not have experienced in-house mutual fund counsel, it is likely that K & L Gates actively participated in the drafting of the Prospectus and Statement of Additional Information over the relevant years. Additionally, for many years, K &L Gates sent one of its senior attorneys, Arthur J. Brown, Esq., as well as others, to attend the regular meetings of the Funds' Board of Directors. Thus, the firm's advice and counsel over the years are under challenge by the allegations in the derivative and other actions.

For all of these reasons, K & L Gates's dual representation in the *Landers* derivative action of the Nominal Defendants and the former Morgan Keegan directors who are alleged to be wrongdoers by shareholders of the Funds creates an irreconcilable conflict of interest. K & L Gates cannot, even with the consent of the New Directors, simultaneously represent both the group of former Morgan Keegan independent directors who are defendants in the derivative action and the Nominal Defendants for whose benefit the litigation is brought and who have claims against these former directors, among others. Plaintiffs inquire whether that conflict of interest was considered in connection with the Funds' filing the Motion of Nominal Defendants to Dismiss. Additionally, the use of K & L Gates by the Funds under these circumstances raises serious questions as to the good faith of the New Directors in exercising their business judgment in connection with the *Landers* derivative action.

Secondly, the last sentence of the Memorandum states as follows: "The New Board understands that the dismissal would be without prejudice to the Nominal Defendants' ability to assert similar claims in their own names should the New Board in the exercise of its business judgment determine to do so." Plaintiffs inquire as to the basis of this understanding and whether such understanding is based on the advice of K & L Gates, and specifically whether such "understanding" includes whether the dismissal of the *Landers* derivative action would result in certain of the Funds' claims asserted in the derivative action being barred by the applicable statute of limitations. In this regard, Plaintiffs also inquire whether it is the intention of the Nominal Defendants to oppose the motions to dismiss the derivative action by the other defendants for failure to state a claim and, if so, whether K & L Gates will advise and represent the Nominal Defendants in this regard. The intentions of the Nominal Defendants (and the New Directors) with respect to the prosecution of the derivative claims is also pertinent because the Funds are in liquidation and only a small reserve has been established, which is clearly inadequate for that purpose.

Thirdly, and most significantly, the position being taken by the New Directors as expressed by K & L Gates in the Nominal Defendants' Motion to Dismiss is completely at odds with the statements made by the New Directors in the recent definitive Proxy Statement sent to shareholders to obtain approval of the proposed liquidation. In this regard, in commenting on the derivative action, the Funds in the definitive Proxy Statement, filed with the SEC on May 1, 2009, made the following representations:

> ... With respect to the derivative lawsuit, the Board noted that the complaint alleges claims that belong to the Company and the Funds, and considered that the Plan was structured in order to *preserve* any such claims for appropriate action by the Board. ...
>
> The Plan provides that shareholders' shares in the Funds will remain outstanding after payment of the Liquidation Distribution. Although shares will remain outstanding, it is expected that the Funds' shares will have no net asset value after payment of the Liquidation Distribution and the right of shareholders to redeem their shares will be indefinitely suspended. *In the event that claims held by the Company or the Funds are found to have merit* and the Funds receive a recovery, such recovery will be retained as an asset of the Funds pending the resolution of other claims and liabilities. Any amounts remaining after such resolution will be distributed to such shareholders of the Funds at such time as is determined by the Board and in a manner that complies with applicable law.

Definitive Proxy Statement at pp. 2 and 4 (emphasis supplied).

Plaintiffs' counsel communicated with the SEC after the filing of a preliminary proxy statement on February 3, 2009, in which the New Directors proposed liquidation of the Helios Select Short Term Bond Fund. The plaintiffs' attorneys were concerned because there was no mention of the derivative action and no provision for preserving its viability after liquidation, as the Plan of Liquidation then provided that the shares of the fund would be cancelled upon liquidation. Cancellation of the shares would have had the effect of terminating the derivative action. At the suggestion of the SEC's staff member who responded to counsel's letter, Plaintiffs' counsel contacted Paul Hastings as the law firm representing the Funds to express concerns relating to the preservation of the Funds' derivative claims. Following that letter and subsequent telephone conversations, the second preliminary proxy statement filed with the SEC on April 21, 2009 proposing that all three of the "Select" bond funds be liquidated rather than only the Short Term Bond Fund discussed the pending litigation and structured the Plan of Liquidation to preserve the derivative claims. In addition, a Liquidating Trust was to be established, and a reserve for contingencies was to be retained, again for the purpose of, *inter alia*, pursuing the derivative claims.

By their statements in the proxy statement, the New Directors clearly represented to the Funds' shareholders their intention to *preserve* the Funds' *derivative* claims – i.e., to preserve the derivative plaintiff shareholders' ability to maintain the derivative action for purposes of pursuing the claims asserted therein – and to pursue them on their *merit* and to distribute the excess of any recovery on the Funds' claims over any liabilities the Funds may have on the claims asserted against them. In view of these representations and the approval of the liquidation in response to such representations, Plaintiffs inquire of the New Directors whether the Funds are precluded from now seeking the dismissal of the derivative action and whether the use of counsel representing defendants in the derivative action against whom the Funds have claims, which defendants have moved to dismiss for failure to state a claim, is consistent with such representations.

Notably, the New Directors did not disclose in the Proxy Statement that they planned to seek the dismissal of the derivative action whose claims they said they sought to preserve or that they would abrogate their fiduciary responsibilities to act in good faith with respect to such claims by engaging for purposes of seeking such dismissal the very same law firm that was representing the former Morgan Keegan independent directors against whom the Funds had claims in the derivative action and who are seeking the dismissal of such claims.

In summary, the New Directors are asked to inform Plaintiffs of the following:

- The intentions of the New Directors regarding the prosecution of the Funds' claims asserted in the *Landers* derivative action;

- The basis for the New Directors' "understanding" that the Funds' motion to dismiss will not prejudice the Nominal Defendants' ability to assert similar claims in their own names;

- Whether the Nominal Defendants will oppose the other defendants' motions to dismiss for failure to state a claim;

- How the representation of the Nominal Defendants by the same law firm that is representing defendants seeking to dismiss the derivative action for failure to state a claim is consistent with the good faith exercise by the New Directors of their fiduciary duties with respect to this litigation; and

- Why, in light of the representations made to the Funds' shareholders in seeking their approval to liquidate the Funds, the Nominal Defendants are not now precluded from moving to dismiss the *Landers* derivative action.

Additionally, Plaintiffs request that the New Directors of the Helios Select Fund, Inc., withdraw the currently pending Motion of Nominal Defendants to Dismiss the derivative action that has been filed on behalf of Helios and the Funds by K&L Gates.

We request that the enclosed copies of this letter be sent to each of the New Directors.

Sincerely,

Jerome A. Broadhurst
Charles D. Reaves
APPERSON, CRUMP & MAXWELL, PLC

Vernon J. Vander Weide
HEAD, SEIFERT & VANDER WEIDE, PA

Richard A. Lockridge
Gregg M. Fishbein
LOCKRIDGE GRINDAL NAUEN, PLLP

Carolyn G. Anderson
Kirsten D. Hedberg
ZIMMERMAN REED, PLLP

cc: Michael R. Rosella, Esq.
Paul, Hastings, Janofsky &Walker, LLP
76 East 55th Street, First Floor
New York, NY 10072

Jeffrey B. Maletta
K & L Gates LLP
1601 K Street, NW
Washington, DC 20006

Mr. Jeremiah DeMichaelis
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington. D.C. 20549

Douglas Scheidt, Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

EXHIBIT L

APPERSON, CRUMP & MAXWELL, *PLC*

June 23, 2009

6000 Poplar Avenue
Suite 400
Memphis, TN 38119-3972

Mailing Address:
P.O. Box 172196
Memphis, TN 38187-2196

901-756-6300
901-757-1296 fax

www.appersoncrump.com

Brian Hurley, Esq.
Paul, Hastings, Janofsky & Walker, LLP
Park Avenue Tower
75 East 55th Street, First Floor
New York, NY 10022

VIA EMAIL AND U.S. Mail

Re: Helios Select Fund, Inc. – Incorrect Confirmation Statements Issued By Morgan Keegan to Shareholders

Dear Mr. Hurley:

On Friday, June 19, 2009, we communicated with you about certain concerns in connection with the pending Motion to Dismiss in the derivative action in the Western District of Tennessee styled *Landers, et al v. Morgan Asset Management, Inc., et al.*, in which the three Series of Helios Select Funds (the "Funds") are nominal defendants, and have filed a Motion to Dismiss the derivative action. In addition to those concerns, yesterday we learned that Morgan Keegan has issued brokerage confirmation statements to shareholders of the Helios Select Intermediate Bond Fund, one of the three Series of Helios Select Funds, indicating that the shares owned by the shareholders have been "sold," and we have learned that their accounts now show that the respective shareholders no longer own any shares of the Funds. Presumably, shareholders in the other two series have received similar confirmation statements.

Copies of two confirmation statements of the Select Intermediate Bond Fund that are in our possession are attached. The shareholders in this situation, Mr. Charles Crump and his wife, Diana Crump, are representative plaintiffs in the derivative action, and did not authorize or give approval for a "sale" to take place. They as well as other named plaintiffs in the derivative action whom we represent expected to receive a liquidating distribution with an indication that the shares continue to be outstanding. Mr. Crump and his broker at Morgan Keegan have informed us that the Crumps' accounts now show that there are no Fund shares in their accounts.

The brokerage confirmation transaction reported by Morgan Keegan specifically states "You sold" a specified number of shares at a reported price, a price which differs slightly as between the two

shareholders. This result is the precise issue that we raised in our correspondence with your firm prior to the filing of the second preliminary proxy statement and the definitive proxy seeking shareholder approval for the liquidation of the Funds. As we indicated in our June 19 letter, these proxy statements now contain the following language:

> ... With respect to the derivative lawsuit, the Board noted that the complaint alleges claims that belong to the Company and the Funds, and considered that the Plan was structured in order to *preserve* any such claims for appropriate action by the Board. ...
>
> The Plan provides that shareholders' shares in the Funds will remain outstanding after payment of the Liquidation Distribution. Although shares will remain outstanding, it is expected that the Funds' shares will have no net asset value after payment of the Liquidation Distribution and the right of shareholders to redeem their shares will be indefinitely suspended. *In the event that claims held by the Company or the Funds are found to have merit* and the Funds receive a recovery, such recovery will be retained as an asset of the Funds pending the resolution of other claims and liabilities. Any amounts remaining after such resolution will be distributed to such shareholders of the Funds at such time as is determined by the Board and in a manner that complies with applicable law.

Definitive Proxy Statement at pp. 2 and 4 (emphasis supplied).

We believe that the brokerage confirmation statements issued by Morgan Keegan with respect to the liquidation are in conflict with the above language from the definitive proxy statement and may be used by the Morgan Keegan defendants to support an argument that the representative shareholders no longer have an ownership interest in the shares. But this problem is more severe than simply the issuance of an incorrect brokerage confirmation statement, because Morgan Keegan also serves as the transfer agent for the Funds. Accordingly, the official record of the transaction maintained by the transfer agent likely reflects a "sale".

Accordingly, we request confirmation from the new Board of Directors of the Funds that the characterization by Morgan Keegan as contained in its brokerage confirmation statements sent

to shareholders of the Funds describing the liquidation as a "sale" by the shareholders of their Fund shares is incorrect, and that all shareholders who did not redeem their shares prior to the liquidation date of June 17, 2009 continue to be shareholders of record in the manner outlined in the proxy statement as shown above. In addition, we request that the new Board require that the official records of the Funds, as maintained by Morgan Keegan as transfer agent, be corrected to reflect that the transaction is a liquidating distribution. Finally, we request that the new Board require that Morgan Keegan reissue the confirmation statements in corrected form, showing that the action taken is a liquidating distribution and that the respective shareholders continue to be owners of shares having no net asset value.

We request that the enclosed copies of this letter be sent to each member of the new Board of Directors of the Funds.

Sincerely,

Jerome A. Broadhurst
Charles D. Reaves
APPERSON, CRUMP & MAXWELL, PLC

Vernon J. Vander Weide
HEAD, SEIFERT & VANDER WEIDE, PA

Richard A. Lockridge
Gregg M. Fishbein
LOCKRIDGE GRINDAL NAUEN, PLLP

Carolyn G. Anderson
Kirsten D. Hedberg
ZIMMERMAN REED, PLLP

cc. Michael R. Rosella, Esq.
Paul, Hastings, Janofsky &Walker, LLP
Park Avenue Tower
75 East 55th Street, First Floor
New York, NY 10022

Jeffry B. Maletta, Esq.
K & L Gates LLP
1601 K Street, NW
Washington, DC 20006

Mr. Jeremiah DeMichaelis
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington. D.C. 20549

Douglas Scheidt, Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Morgan Keegan

Morgan Keegan & Company, Inc. • Morgan Keegan Tower • Fifty N. Front Street • Memphis, Tennessee 38103
(901) 524-4100 • www.morgankeegan.com

Your Financial Advisor DT13
PHILLIP C. TAYLOR
MORGAN KEEGAN TOWER
50 NO. FRONT STREET
MEMPHIS, TN 38103
901/524-4100
800/366-7426

Account Number: 02266989-1

CHARLES M. CRUMP DT13 0/809
4062 Baronne Way
Memphis TN 38117-2908

Confirmation of Transaction

You sold 100.532 shares at a price of .289957

HELIOS SELECT INTERMEDIATE BOND C		Principal Amount	29.15
Symbol HSICX		Comm/Comm Equiv.	.00
		Net Amount	29.15

Trade Date 06/17/2009 Trade Number OW05K
Settlement Date 06/18/2009 CUSIP Number 42328C209 Entry Date 06/18/2009
We acted as principal - not as market maker

-- Additional Information or Instruction --

CNFRM K5367 CTRL 070091680016488
00000124700
BOOK - BROKER
DIV-R, LTCG-R, STCG-R

06/22/2009 11:08 6828331 PAGE 02

Morgan Keegan

Morgan Keegan & Company, Inc. • Morgan Keegan Tower • Fifty N. Front Street • Memphis, Tennessee 38103
(901) 524-4100 • www.morgankeegan.com

Account Number: 51033371-1

Your Financial Advisor DT13
PHILLIP C. TAYLOR
MORGAN KEEGAN TOWER
50 NO. FRONT STREET
MEMPHIS, TN 38103
901/524-4100
800/366-7426

DIANA W. CRUMP DT13 5/830
4062 Baronne Way
Memphis TN 38117-2909

Confirmation of Transaction

You sold 100.951 shares at a price of .290042

HELIOS SELECT INTERMEDIATE		Principal Amount	29.28
BOND C		Comm/Comm Equiv.	.00
Symbol HSICX			
		Net Amount	29.28

Trade Date 06/17/2009 Trade Number OWOMN
Settlement Date 06/18/2009 CUSIP Number 42328C209 Entry Date 06/18/2009
We acted as principal - not as market maker

-- Additional Information or Instruction --

CNFRM K5989 CTRL 078091680022700
00000124600
BOOK - BROKER
DIV-R, LTCG-R, STCG-R

EXHIBIT M

Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
First Floor
New York, NY 10022
telephone 212-318-6000 • facsimile 212-319-4090 • www.paulhastings.com

Atlanta
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Chicago
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London
Los Angeles
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New York
Orange County
Palo Alto
Paris
San Diego
San Francisco
Shanghai
Tokyo
Washington, DC

(212) 318-6039
kevinlogue@paulhastings.com

July 31, 2009 75302.00003

VIA E-MAIL AND US MAIL

Jerome A. Broadhurst, Esq.
Apperson, Crump & Maxwell, PLC
6000 Poplar Avenue, Suite 400
Memphis, TN 38119-3972

Re: Helios Select Fund, Inc. – Motion of Nominal Defendants to Dismiss Derivative Action in *Landers v Morgan Asset Management, Inc.*, No. 08-cv-02260 (W.D. Tenn.)

Dear Mr. Broadhurst:

This is to acknowledge receipt of your letter dated June 19, 2009 addressed to Brian Hurley of this firm. As you are aware, we represent and have represented Helios Select Fund, Inc. ("Helios") and its three series of funds, Helios Select Short Term Bond Fund, Helios Select Intermediate Bond Fund and Helios Select High Income Fund (collectively, the "Funds"), since on or about July 30, 2008. In addition, as has been disclosed publicly, four members of the board of directors of Helios are persons who are "not interested" within the meaning of the Investment Company Act of 1940, as amended (the "Independent Directors"), and the Independent Directors are advised by counsel Sullivan & Worcester LLP.

Please be advised that the New Directors (as defined in your letter) are investigating the claims asserted in the derivative action and related matters. Please be advised further that that this firm, not K&L Gates LLP, is serving as counsel in connection with such investigation. In addition, as we believe you have been apprised, we are in fact substituting as counsel for Helios and the Funds in the pending derivative litigation. Indeed, we started the process of becoming admitted to the United States District Court for the Western District of Tennessee and substituting in for K&L Gates LLP and appearing in the derivative litigation on behalf of Helios and the Funds at or about the time of filing the motion to dismiss that was approved by the board of directors.

The board's investigation is ongoing, and as such, we are not currently in a position to discuss the status of the investigation or issues related to your correspondence. At an appropriate point, we may be in touch with you, however, to obtain information related to the claims you have asserted.

PaulHastings

Sincerely,

Kevin C. Logue
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: Michael R. Rosella, Esq.
Brian F. Hurley, Esq.
Paul, Hastings, Janofsky & Walker LLP

Jeffrey B. Maletta, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Charles D. Reaves, Esq.
Apperson, Crump & Maxwell, PLC
600 Poplar Avenue, Suite 400
Memphis, TN 38119-3972

Vernon J. Vander Weide. Esq.
Head, Seifert & Vander Weide, PA
333 South Seventh St., Suite 1140
Minneapolis, MN 55402-2422

Richard A. Lockridge, Esq.
Gregg M. Fishbein, Esq.
Lockridge Grindal Nauen, PLLP
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401

Carolyn G. Anderson, Esq.
Kristen D. Hedberg, Esq.
Zimmerman Reed, PLLP
651 Nicollet Mall, Suite 501
Minneapolis, MN 55402

EXHIBIT N

APPERSON, CRUMP & MAXWELL, *PLC*

August 5, 2009

6000 Poplar Avenue
Suite 400
Memphis, TN 38119-3972

Mailing Address
P.O. Box 172196
Memphis, TN 38187-2196

901-756-6300
901-757-1296 fax

www.appersoncrump.com

Kevin C. Logue, Esq.
PAUL, HASTINGS, JANOFSKY & WALKER LLP
Park Avenue Tower
First Floor
75 East 55th Street
New York, NY 10022

Via e-Mail and U.S. Mail

Re: Helios Select Fund, Inc.

Dear Mr. Logue:

In your e-mail and letter to Jerome A. Broadhurst, Esq., dated July 31, 2009, regarding the derivative action in *Landers v. Morgan Asset Management, Inc.*, No. 08-cv-02260 (W.D. Tenn.), you stated that the board of directors of Helios Select Fund, Inc., is involved in an on-going investigation of the issues raised in our prior correspondence and by the allegations in the complaint. You also indicated that, at an appropriate point, you might be in touch with the plaintiffs' attorneys to obtain information related to the claims asserted in the complaint.

We will certainly cooperate in providing any information that you may request, and also would appreciate the opportunity of submitting to the board and to counsel for the Independent Directors, Sullivan & Worcester, a memorandum or executive summary of the issues that have been raised in our complaint. Accordingly, we request that you give us information on the timetable of the investigation so that we can prepare and submit such a memorandum in advance of any formal deliberations by the board. Also, please provide us with the name of the appropriate contact at Sullivan & Worcester.

Thank you for your cooperation.

Sincerely,

Jerome A. Broadhurst
Charles D. Reaves
APPERSON, CRUMP & MAXWELL, PLC

Vernon J. Vander Weide
HEAD, SEIFERT & VANDER WEIDE, PA

Richard A. Lockridge
Gregg M. Fishbein
LOCKRIDGE GRINDAL NAUEN, PLLP

Carolyn G. Anderson
Kirsten D. Hedberg
ZIMMERMAN REED, PLLP

cc: Asa R. Danes, Esq.

EXHIBIT O

APPERSON, CRUMP & MAXWELL, *PLC*

6000 Poplar Avenue
Suite 400
Memphis, TN 38119-3972

Mailing Address:
P.O. Box 172196
Memphis, TN 38187-2196

901-756-6300
901-757-1296 fax

www.appersoncrump.com

September 11, 2009

[CONFIDENTIAL PORTIONS REDACTED]

Confidential Settlement Offer
Pursuant to Rule 408 of the Federal Rules of Evidence

Kevin C. Logue, Esq.
Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
First Floor
75 East 55th Street
New York, NY 10022

Via e-mail and U.S. Mail

Re: *Landers v. Morgan Asset Management, Inc.*, No. 08-cv-02260 U.S. Dist. Ct. (W.D. Tenn.); Helios Select Fund, Inc.

Dear Mr. Logue:

By letter dated July 31, 2009, you stated that the Helios Select Fund, Inc. directors "are investigating the claims asserted in the [*Landers*] derivative action and related matters" and that this "investigation is ongoing." You also stated, "At an appropriate point, we may be in touch with you, however, to obtain information related to the claims you have asserted." By letter dated August 5, 2009, derivative plaintiffs responded with an offer of assistance and requested information on the investigation's timetable and the name of the independent directors' counsel.

More than thirty days have passed, and you have not been in touch with us. So, in furtherance of our offer of assistance, enclosed herewith is a draft of a proposed First Amended Derivative Complaint. The draft complaint, which is based in part on Plaintiffs' continuing investigation and public disclosures, adds allegations that provide substantial additional support for Plaintiffs' derivative claims. Derivative Plaintiffs request that this letter and the proposed First Amended Derivative Complaint be given to each of the Funds' directors and to the counsel for the "independent directors." For your information, the enclosed draft First Amended Derivative Complaint omits allegations regarding the demand excused issue. This was done on the assumption that, if and when it becomes appropriate to file this complaint, the demand issue will have

been resolved. In the event it should become necessary to do otherwise, we will revisit the need for such allegations.

[REDACTED]

[REDACTED]

[Redacted]

Nothing herein or in our prior correspondence waives any of the derivative Plaintiffs' contentions in their memoranda filed on August 3, 2009 (Case No. 08-2260, Dkt. Nos. 37 & 38) in opposition to the motions to dismiss filed by defendants in the *Landers* derivative action.

Twenty-one months have passed since the PSLRA class action was filed, and 17 months have passed since the *Landers* derivative action was filed. It is past time to act to recover the losses incurred by the investors in these Funds; delay prejudices the Plaintiffs.

Sincerely,

Jerome A. Broadhurst
Charles D. Reaves
APPERSON, CRUMP & MAXWELL, PLC

Vernon J. Vander Weide
HEAD, SEIFERT & VANDER WEIDE, P.A.

Richard A. Lockridge
Gregg M. Fishbein
LOCKRIDGE GRINDAL NAUEN, PLLP

Carolyn G. Anderson
Kirsten D. Hedberg
ZIMMERMAN REED, PLLP

JAB/amb
Enclosure

cc: Asa R. Danes, Esq.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that this 13th day of October, 2009, a true and correct copy of the foregoing is being served by electronic means via e-mail transmission (including the Court's ECF System) to the following:

Shepherd D. Tate, Esq.
Michael A. Brady, Esq.
Bass, Berry, & Sims, PLC
100 Peabody Place, Suite 900
Memphis, TN 38103-3672

Matthew M. Curley, Esq.
Michael L. Dagley, Esq.
W. Brantley Phillips, Jr.
Bass, Berry, & Sims, PLC
100 Peabody Place, Suite 900
Memphis, TN 38103-3672

David B. Tulchin
D. Andrew Pietro
David E. Swarts
Sullivan & Cromwell, LLP
125 Broad Street
New York, NY 10004

Peter J. Anderson, Esq.
S. Lawrence Polk, Esq.
Sutherland Asbill & Brennan LLP
999 Peachtree Street, NE
Atlanta, GA 30309-3996

Jeffrey Maletta, Esq.
Nicole A. Baker
K & L Gates
1601 K Street NW
Washington, DC 20006

Emily Nicklin, Esq.
Timothy A. Duffy
Kirkland & Ellis
200 East Randolph Dr., Ste. 5400
Chicago, IL 60601-6636

Leo Maurice Bearman, Jr.
Eugene J. Podesta, Jr.
Baker Donelson Bearman Caldwell
& Berkowitz
165 Madison Avenue, Suite 2000
Memphis, TN 38103

Kevin C. Logue
Asa R. Danes
Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
First Floor
New York, NY 10022

s/Jerome A. Broadhurst
Jerome A. Broadhurst